FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

As submitted confidentially with the Securities and Exchange Commission on July 18, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chinos Holdings, Inc.*

(Exact name of registrant as specified in its charter)

Delaware	5600	27-4173834
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30-30 47th Ave

Long Island City, New York 11101

(718) 340-5701

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Libby Wadle

President and Chief Executive Officer

30-30 47th Ave

Long Island City, New York 11101

(718) 340-5701

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael J. Aiello Alexander D. Lynch Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Michael Benjamin Stelios G. Saffos Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) promulgated under the Securities Act of 1933, as amended.
(2)

Includes shares of common stock that may be issuable upon exercise of an option to purchase additional shares granted to the underwriters. See “Other Information Related to This Offering—Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*

Chinos Holdings, Inc., the registrant whose name appears on the cover of this registration statement, is a Delaware corporation. Prior to the completion of this offering, Chinos Holdings, Inc. will change its name to Madewell Group, Inc. Shares of the common stock of Madewell Group, Inc. are being offered by the prospectus.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2019

PRELIMINARY PROSPECTUS

Chinos Holdings, Inc.

Common Stock

This is an initial public offering of common stock by Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering). We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We intend to apply to have our common stock listed on the New York Stock Exchange (“NYSE”) or NASDAQ Global Market (“NASDAQ”) under the symbol “                .”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Other Information Related to This Offering—Underwriting,” beginning on page 180 of this prospectus, for additional information regarding total underwriter compensation.

We have granted the underwriters an option to purchase up to an additional                  shares of common stock from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

The underwriters expect to deliver the shares to investors against payment in New York, New York on or about                 , 2019.

Prospectus dated                    , 2019.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and neither we nor they provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any free-writing prospectus is only accurate as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Background

Prior to the completion of this offering, we intend to change our corporate name from Chinos Holdings, Inc. to Madewell Group, Inc.

Chinos Holdings, Inc. (“Chinos Holdings”), a Delaware corporation, is a holding company that, prior to this offering, was the ultimate parent of various subsidiaries that operate (i) the Madewell brand clothing retail business (the “Madewell business”) and (ii) the J.Crew brand clothing retail business (the “J.Crew business”).

Concurrent with the completion of this offering, Chinos Holdings will undergo a series of transactions pursuant to which it will:

•

spinoff the J.Crew business to its stockholders (the “Separation”), after which (i) the J.Crew business will cease to be a part of Chinos Holdings and (ii) certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis;

•

enter into a transition services agreement (the “Transition Services Agreement”) and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Separation;

•	exchange shares of its common stock for certain of its pre-Separation indebtedness;

•	incur new debt obligations and use the net proceeds it receives therefrom together with the proceeds from this offering to repay its remaining pre-Separation indebtedness; and

•	convert its preferred stock into common stock.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” See “The Reorganization” and “Other Information Related to This Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

After the Reorganization, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering. In addition, Chinos Holdings will not be an obligor or guarantor of, or have any asset pledged as collateral for, any of its pre-Reorganization indebtedness after the Reorganization.

Unless the context requires otherwise, for periods prior to the Reorganization:

•	references to “Madewell,” the “Company,” “we,” “us” or “our” refer to the Madewell business that will remain with Chinos Holdings after the Reorganization and does not refer to the J.Crew business;

•

references to “Chinos Holdings” refer to Chinos Holdings, Inc. (which will be renamed Madewell Group, Inc. prior to the completion of this offering) and its consolidated subsidiaries that collectively operate the Madewell business and the J.Crew business prior to the Reorganization;

•	references to “J.Crew” refer to the J.Crew business that will be spun off from Chinos Holdings in the Separation; and

•	references to “J.Crew Group” refer to J.Crew Group, Inc., an indirect subsidiary of Chinos Holdings, and its subsidiaries on a consolidated basis, which collectively operate both the Madewell

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

business and the J.Crew business prior to the Reorganization. The J.Crew Group will be included in the spinoff of the J.Crew business and will no longer be a subsidiary of Chinos Holdings or own or operate the Madewell business after the Reorganization.

Unless the context requires otherwise, for periods following the Reorganization:

•	references to “Madewell,” the “Company,” “we,” “us” or “our” refer to Chinos Holdings and its subsidiaries after giving effect to the Reorganization;

•	references to “J.Crew Group” refer to J.Crew Group, Inc., and its subsidiaries on a consolidated basis, which collectively operate the J.Crew business; and

•	references to “J.Crew” refer to the companies operating the J.Crew business after giving effect to the Reorganization.

Basis of Financial Presentation

In this prospectus we present historical consolidated financial statements of Chinos Holdings and supplemental historical combined financial statements for the Madewell business.

The historical consolidated financial statements of Chinos Holdings include the Madewell business and the J.Crew business that will be spun off pursuant to the Separation and do not give effect to the Reorganization transactions. The historical results of operations, financial condition and cash flows of Chinos Holdings will not be comparable to our results of operations, financial condition and cash flows following the Reorganization.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The supplemental historical combined financial statements of the Madewell business reflect the financial position, results of operations and cash flows of the Madewell business which will be the only operating business that will remain with us after the Reorganization, do not give effect to the other transactions in the Reorganization and do not purport to reflect what the results of operations, financial condition and cash flows would have been had we operated the Madewell business as a standalone, publicly traded company during the periods presented or for future periods. The supplemental historical combined financial statements of the Madewell business do not reflect the J.Crew business or the historical consolidated financial statements of Chinos Holdings.

The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership (“Allocated Costs”). Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material.

Allocated Costs are included in the supplemental historical combined statements of income of the Madewell business included herein if they are specifically identifiable to the Madewell business, or are allocated

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The supplemental historical combined balance sheets of the Madewell business included herein reflect all of the assets and liabilities that are specifically identifiable to the Madewell business or directly attributable to the Madewell business as a carved out company and its operations. Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. The cash sweep process will not continue after the Reorganization. Obligations resulting from liabilities of the Madewell business are paid with cash from Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent in the supplemental historical combined balance sheets of the Madewell business. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. The supplemental historical combined balance sheets of the Madewell business and the combined statements of changes in stockholders’ equity of the Madewell business do not reflect the historical equity capitalization of Chinos Holdings, including the common and preferred stock that will be recapitalized in the Reorganization. Unless the context otherwise requires, references in this prospectus to “common stock” and “preferred stock” refer to the common and preferred stock of Chinos Holdings after giving effect to the Reorganization. See “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Other Information Related to This Offering—Certain Relationships and Related Party Transactions” and Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs.

This prospectus also contains unaudited pro forma consolidated financial statements that have been developed by applying pro forma adjustments to the historical consolidated financial statements of Chinos Holdings. The unaudited pro forma consolidated statements of income for the year ended February 2, 2019 gives pro forma effect to certain Reorganization transactions as if they had occurred on February 4, 2018. The unaudited pro forma consolidated balance sheet as of February 2, 2019 gives pro forma effect to certain Reorganization transactions as if they had occurred on February 2, 2019. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial statements included in this prospectus.

The fiscal years of Chinos Holdings and the Madewell business end on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020.

J.Crew Group is a voluntary filer of periodic reports with the Securities and Exchange Commission (the “SEC”). The historical results of operations, financial condition and cash flows of Chinos Holdings may not be comparable to the historical results of operations, financial condition and cash flows of J.Crew Group included in its periodic reports.

Non-U.S. GAAP Financial Measure

We provide the non-U.S. GAAP measure Adjusted EBITDA for the Madewell business in this prospectus. Adjusted EBITDA is a key performance indicator used by management of the Madewell business and typically used by competitors in the specialty retail industry, but is not recognized under U.S. GAAP.

Adjusted EBITDA is defined as combined net income of the Madewell business before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

non-cash and other items that are not considered representative of its ongoing operating performance. Because Adjusted EBITDA omits these items, management of the Madewell business feels that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges.

Adjusted EBITDA is a supplemental measure of the operating performance of the Madewell business that is neither required by, nor presented in accordance with, U.S. GAAP and the calculations thereof may not be comparable to those reported by other companies. We present Adjusted EBITDA as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in the specialty retail industry and management uses it internally as a benchmark to compare the performance of the Madewell business to that of its competitors. The presentation of Adjusted EBITDA of the Madewell business should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is a useful measure of the operating performance of the Madewell business, as it provides a clearer picture of the results of operations of the Madewell business by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor the performance of the Madewell business and we believe the presentation of this measure will enhance the ability of investors to analyze trends in the Madewell business and evaluate the performance of the Madewell business relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Some such limitations are:

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on any outstanding debt;

•	it does not reflect our tax expense or the cash requirements to pay taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in statements of cash flows of the Madewell business;

•

the further adjustments made in calculating Adjusted EBITDA are those that the management of the Madewell business consider are not representative of the underlying operations and therefore are subjective in nature;

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure;

•	it does not reflect future requirements for capital expenditures or contractual commitments; and

•	it does not reflect changes in, or cash requirements for, working capital needs.

Adjusted EBITDA should not be considered as an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. For Adjusted EBITDA of the Madewell business for the fiscal years 2018, 2017 and 2016, and a reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Trademarks and Trade Names

Prior to the Reorganization, Chinos Holdings owns or has to the rights to various trademarks, trade names and service marks, including J.Crew® and Madewell® and various logos used in association therewith.

v

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

After the Reorganization, we and our subsidiaries will own or have the rights to various trademarks, trade names and service marks, including Madewell® and various logos used in association with the Madewell business, and the entities operating the J.Crew business will continue to own or have rights to the trademarks, trade names, service marks and logos necessary to operate the J.Crew business. After the Reorganization, we will no longer own the trademarks and logos used in association with the J.Crew business. Solely for convenience, the trademarks, trade names and service marks and copyrights referred to herein are listed without the ©, ® and ™ symbols, but such references are not intended to indicate, in any way, that the applicable owner will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. Other trademarks, service marks or trade names appearing in this prospectus are the property of their respective owners.

Market and Industry Information

Unless otherwise indicated, market data and industry information used throughout this prospectus is based on the management of Chinos Holdings’ knowledge of the industry and good faith estimates. Additionally, in this prospectus we refer to a brand tracking study conducted by J.Crew in 2019 (the “Brand Tracking Study”) as the basis for certain statements. The Brand Tracking Study consisted of a 20-minute online, quantitative, blind market research survey of what management believes to be a nationally representative sample of shoppers in Madewell’s target demographic, conducted from January 16th to February 4th, 2019 and consisting of 3,167 total respondents.

We also relied, to the extent available, upon management’s review of independent industry surveys and publications and other publicly available information prepared by a number of sources. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we nor the underwriters (or any of our or their respective affiliates) can guarantee the accuracy or completeness of this information, and neither we nor the underwriters (or any of our or their respective affiliates) have independently verified his information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Certain Market Terms

As used in this prospectus, references to these terms shall take the following meanings, unless otherwise indicated or the context otherwise requires:

•	“active customer” means any customer that has made a purchase of any Madewell product within a rolling 12-month period;

•

“comparable company sales” means (i) store net sales for stores that have been open for at least 12 months and (ii) e-commerce net sales, including shipping and handling fees. Comparable company sales exclude net sales from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers;

•

“dot-com try-ons” means our in-store “showrooming” program that allows customers to try on samples of various styles and sizes of Madewell products at retail stores that are then purchased and shipped to the customer via the ecommerce platform. These “dot-com try-on” samples are not available to purchase in-store;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	“direct to consumer” or “DTC” means channels directly connecting Madewell to customers without the use of an intermediary and includes our e-commerce and store channels but not our wholesale channel;

•	“new-to-brand customers” means customers who purchased Madewell products for the first time;

•

“omnichannel” means the integration of the multiple direct-to-consumer channels through which customers interact and purchase with the Madewell brand including stores, Madewell.com (desktop and mobile) and our customer call center, but excluding wholesale;

•	“returning customers” means customers that purchased Madewell products through any DTC channel in fiscal 2018 that also purchased Madewell products through any DTC channel in fiscal 2017; and

•	“sales per selling square foot” means store sales divided by total selling square footage of such stores.

Additionally, as used in this prospectus, references to the following metrics used in relation to the Brand Tracking Study shall take the following meanings:

•

brand “affinity” means the average response of Brand Tracker Survey respondents that are aware (see definition below) of the Madewell brand when asked how they feel about the Madewell brand on a scale of dislike to love and a “high” affinity means that the average response for the Madewell brand had a higher affinity score than the average affinity score of the comparative brands cited in the Brand Tracking Study of which respondents were aware;

•

“brand awareness” means responses were received from Brand Tracker Survey respondents that indicated such respondents had at least heard of the Madewell brand when asked how familiar they are with the Madewell brand; and

•

“purchase intent” means responses were received from Brand Tracker Survey respondents that were “aware” of the Madewell brand that indicated such respondents would at least consider Madewell for their next clothing purchases when asked how likely they are to consider choosing Madewell the next time they buy clothing for themselves.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary primarily highlights selected information regarding the Madewell business, as the J.Crew business will be spun off in the Reorganization and our only business after this offering will be the Madewell business. The Madewell business is the business in which you are investing by buying shares of common stock in this offering. Financial and other operating data of the Madewell business set forth in this “Prospectus Summary” and the “Additional Information Related to the Madewell Business—Madewell Business” is provided on a carveout basis for the periods presented, unless the context otherwise requires. This summary does not contain all the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” the historical consolidated financial statements of Chinos Holdings and the related notes included elsewhere in this prospectus and the supplemental historical combined financial statements of the Madewell business and the related notes supplementally provided elsewhere in this prospectus before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” the “Company” and “Madewell” in “Prospectus Summary” refer to the Madewell business.

Who We Are

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts, jewelry and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Our brand appeals to a broad demographic, especially to millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 37% of our DTC revenue in fiscal 2018. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community-building and cross-channel service. We operated 129 stores in the United States as of February 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations, averaging approximately 3,400 square feet and generating an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

partnerships to introduce our brand to new customers and test new markets. Our customer-first strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. By engaging with our customers in a digitally-led way and focusing on our core values of community and responsible retailing, we have driven impressive growth over the past five years, as illustrated by the following significant milestones:

•	We have grown revenue from $248 million in fiscal 2014 to $614 million in fiscal 2018, a four-year compound annual growth rate (“CAGR”) of 25%

•

We have grown active customers from 2.0 million in fiscal 2017 to 2.6 million in fiscal 2018, and in fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue

•	Our customers are very loyal, driving high customer lifetime value and efficient marketing spending, generating an attractive ratio of customer lifetime value to customer acquisition cost

•	We have grown e-commerce penetration from 26% of DTC revenue in fiscal 2014 to 37% in fiscal 2018

•	We have achieved positive comparable company sales growth in 40 of the last 41 quarters

•	We are highly profitable, with net income and Adjusted EBITDA margins of 10% and 18%, respectively, in fiscal 2018

•

We have collected and recycled over 600,000 pairs of jeans from customers, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity

For a reconciliation of Adjusted EBITDA to net income, see “—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Selected Financial Data of the Madewell Business

(Dollars in millions; active customers in millions)

Our Vision

We have a vision to be:

THE TOP PREMIUM DENIM AUTHORITY

AN INNOVATOR IN DIGITAL AND OMNICHANNEL RETAIL

A COMMUNITY THAT FOSTERS INCLUSIVITY AND LOYALTY

A LEADER IN SUSTAINABILITY

What We’re About

Artful and Timeless Lifestyle Brand Rooted in Denim

Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression. We are a purpose driven brand utilizing a community-based marketing strategy to engage our customers through differentiated experiences and social impact initiatives. We believe that Good Days Start With Great Jeans and offer a full product assortment rooted in premium denim and everything you wear with jeans from easy tees and tops to perfect leather jackets, keep forever totes and much more. Our brand appeals to a broad demographic, especially millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content, while valuing inclusivity and sustainability. Based on

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

the Brand Tracking Study, 80% of those aware of Madewell would likely consider the brand for their next clothing purchase. In the same study, Madewell’s brand awareness was 45%. We believe our relatively low brand awareness, coupled with high affinity and purchase intent among existing customers, underscores a significant growth opportunity to convert potential new customers to loyal brand enthusiasts.

Superior Design Sensibility, Inclusive Assortment and Innovative Product Development

Madewell’s premium denim offering coupled with a full lifestyle assortment and fresh yet timeless aesthetic offers broad appeal. We have established strong design and product development capabilities in-house, including an independent, highly experienced denim design team. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, both from over 125,000 product reviews and from our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback. We utilize promotions strategically to avoid training customers to buy on discount, driving strong full price sell through.

DENIM: BREADTH AND DEPTH OF FITS, SIZES AND WASHES

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just for weekends but also increasingly for work and social occasions. We offer premium denim at non-premium prices, mostly in the $100-150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75. We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on delivering superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23-37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

EVERYTHING YOU WEAR WITH JEANS: TEES, SHIRTS, JACKETS, FOOTWEAR, BAGS AND MORE

For fiscal 2018, 52% of our revenue was attributable to “everything you wear with jeans.” Our key “everything you wear with jeans” categories include: tees, such as our essential Whisper Cotton tees; leather goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear, such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn; and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details.

For fiscal 2018, 19% of our revenue was attributable to lifestyle categories such as dresses, swimwear, beauty and gifts. We have also been recognized for our Labels We Love program featuring a curated assortment of third-party brands (including exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid and Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions, including the successful 2019 launches of our Second Wave sustainable swimwear collection made entirely of recycled materials and our first Madewell sneaker, the Sidewalk Sneaker.

LIFESTYLE: DRESSES, SWIMWEAR, BEAUTY, GIFTS AND MORE

Digitally-Led Omnichannel Experience

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-first strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value.

We have grown e-commerce revenue to represent 37% of total DTC revenue in fiscal 2018. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally-rich platform that allows us to

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

innovate more rapidly, build out dynamic product presentation and expand personalization capabilities. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices, and provides visibility to e-commerce and store inventory with options for delivery or store pick-up. Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Our stores remain core to our strategy. In fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. Our store layouts have been thoughtfully designed to create a seamless shopping experience for our customers, especially for those trying to discover a perfect pair of jeans. Given the importance of discovery and trial as part of denim shopping experience, we position our Denim Bars and styling experts adjacent to our fitting rooms, which encourages supportive, spontaneous interactions between customers and our knowledgeable associates to provide fit and styling guidance. In addition, our stores serve as local hubs for brand engagement, product education, community-building and cross-channel service. We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including buy online and pickup in store, e-commerce returns, dot-com try-ons, early-stage testing of mobile point of sale (“POS”) and in-store digital screens. These capabilities enable us to service our customers seamlessly across established touchpoints and channels. In the twelve months ended April 19, 2019, 35% of customers who engaged with our stores for an e-commerce return made a new in-store purchase.

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. We launched our wholesale channel in 2015 with Nordstrom and have since experienced rapid growth through this partner. We have expanded our selective wholesale partnerships to include Net-a-Porter, Zalando and Shopbop.

The integration of stores and e-commerce is fundamental to our customer-first strategy and helping to create more loyal, omnichannel customers who spent more than 4.5 times what our single-channel customers spent in fiscal 2018. We utilize targeted marketing initiatives to acquire new customers and drive cross-channel migration.

A Community of Loyal Madewell Insiders and Advocates

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe our community creates a strong network that results in lower customer acquisition costs and higher retention rates. Our initiatives include:

•

Madewell Insider: In fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. A Madewell Insider membership is centered around loyalty perks and rewards. Madewell Insider members represent our highest value customers, with nearly 80% of our $500+ spenders being a part of the membership program in fiscal 2018.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•

Social Media: We encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a robust content creation operation and encourage two-way conversations. We have a strong social media following of approximately 2.4 million followers across these four platforms as of May 4, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition.

•

Madewell Group Chat: Our crowdsourcing platform, Madewell Group Chat, allows a pool of approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. It also creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

•

Hometown Heroes: Since 2010, we have welcomed our local community into our stores through the Hometown Heroes program, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers, who in turn discover new brands and local talent. We encourage our store associates to be curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

•

Events: Our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 events, spanning pop-ups, panels, workshops and give-back events for local charities. In fiscal 2018, we evolved our events strategy by testing a new format and introducing Commons in Austin, Texas. The concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store-experience.

Sustainability and Responsible Retailing

Sustainability is an integral part of our brand strategy. We strive to conduct our business in a manner that benefits our planet and inspires change in our industry. We are committed to being a business with purpose, where maximizing profitability and sustainability go hand in hand. To support this philosophy, we have created the Do Well program, a platform for us to articulate our sustainability goals and offer ways for our customers and associates to get involved in furthering these goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire lifecycle of our products, from the materials we use to how we make them to how we encourage our customers to dispose of textile waste. Some of our tactics include our denim recycling program, incorporating sustainable and recycled fabrics into our products and fostering charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow. In fiscal 2018, 12% of jeans sales were attributable to our denim recycling program and we have recycled over 600,000 pairs of jeans since initiating the program, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. We are evolving the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics into our products. We also launched our first Fair Trade Certified Denim Capsule in January 2019 and will continue expanding our sustainability efforts into other categories. In order to achieve and amplify our core values, we maintain strong partnerships with key charitable organizations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

We believe our heightened focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

A Data Driven Approach that Guides our Success

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks. We utilize “read and react” and scientific testing strategies on our website and in stores to test selected product offerings and quickly react to customer behavior. Our data-centric approach allows us to respond to customer preferences and mitigate risk, with a goal of improving our ability to provide consistent, predictable operating and financial performance over time.

Our digital marketing team is highly data driven. In fiscal 2018, we deployed an advanced marketing measurement system that enables a more sophisticated understanding of brand discovery and customer engagement across multiple marketing channels and drives greater efficiency of marketing spend. We utilized insights from our data in fiscal 2018 to accelerate customer acquisition, resulting in a significant increase in active customer growth with an increasing percentage driven by new e-commerce customers. Our efforts drove customer retention, largely fueled by our Madewell Insider membership program. Over 80% of returning customers in fiscal 2018 were members of Madewell Insider.

Experienced Leadership with Strong Track Record of Performance

Our leadership team is led by Libby Wadle, our President and Chief Executive Officer, who is a 23-year specialty retail industry veteran and has been a mentor to the Madewell brand since its initial launch in 2006. Ms. Wadle is responsible for driving Madewell’s strong financial results and developing its growth trajectory including its industry-leading digital performance. Her keen understanding of the specialty and e-commerce retail industry, high standards for responsible retailing, deep knowledge of our customer base and belief in the importance of building brand affinity have been honed over a career in senior merchandising and brand leadership roles at J.Crew, Coach and The Gap.

We have built a team from leading global organizations with significant industry experience and meaningful expertise in design, merchandising, marketing, retail and digital. We have developed a strong and collaborative culture centered on our goal of becoming the top premium denim authority while building a community and inspiring change in our industry.

How We Grow

Strengthen Brand Awareness and Acquire New Customers

We believe there is meaningful opportunity to grow our brand and build awareness in both existing and new markets. Based on the Brand Tracking Study, Madewell has brand awareness of 45%, though 80% of those

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

aware would likely consider Madewell for their next clothing purchase. We intend to drive brand awareness by expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. Additionally, we will continue to grow our store base, where over 60% of our new-to-brand customers made their first purchase in fiscal 2018.

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels. Through our targeted marketing investments and brand engagement, we believe we will continue to attract new customers to our brand and to convert single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend.

Enhance Customer Loyalty and Wallet Share

We launched our Madewell Insider membership program in fiscal 2016 and it has been a key driver of customer retention and purchase frequency. In fiscal 2018, 60% of our active customers were Madewell Insiders. They represented 67% of DTC revenue and over 80% of our returning customers. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. Our Madewell Insider program is a tiered membership program centered around loyalty perks and rewards. We have three distinct Madewell Insider tiers, based on customer spend per calendar year, and our loyalty members receive loyalty perks such as free shipping, free personalization, early access to exclusive collaborations and invitations to special events, with our top tiers receiving additional benefits such as a dedicated concierge and other rewards.

We see a meaningful opportunity to grow our Madewell Insider program and promote existing Madewell Insiders to higher loyalty tiers. Our Madewell Insiders are our highest value customers. In fiscal 2018, nearly 80% of all $500+ spenders were loyalty members. While $500+ spenders represented approximately 9% of all customers, they drove over 45% of total revenue in fiscal 2018, highlighting the opportunity to promote existing Madewell Insiders to higher loyalty tiers. In fiscal 2019, we will be enhancing the Madewell Insider program by launching a points offering that allows customers to earn reward dollars. We believe that members will see points and rewards as an exciting supplement to the current perks, and that the offering will support our efforts to drive purchase frequency.

Increase our E-Commerce Led DTC Rollout

The integration of stores and e-commerce is fundamental to our customer-first strategy and helping to create more loyal, omnichannel customers. We intend to drive DTC revenue by growing our e-commerce penetration and selectively expanding our store network.

Grow E-Commerce Penetration

We believe there is a significant opportunity to expand our e-commerce penetration from 37% of DTC revenue in fiscal 2018 to over 50% of total DTC revenue and expand our Adjusted EBITDA margins as a result. We plan to achieve this by capitalizing on overall growth in the online specialty retail industry as well as by

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

employing several critical initiatives to drive our e-commerce penetration. We intend to support net revenue growth at madewell.com through the following robust e-commerce strategies, which we believe will drive increased cross-channel migration, converting single-channel customers into more engaged, more valuable omnichannel customers:

•

Expand E-Commerce Assortment: We will continue expanding our e-commerce assortment by adding more size options, as well as expanding our selection of products in strategic categories such as swimwear, dresses and sneakers. We also plan to increase our denim assortment by extending our women’s denim assortment across a broader range of prices and by expanding our men’s offering.

•

Further Accelerate Digital Marketing: We will continue to invest in digital marketing to drive customer acquisition. We plan to broaden and deepen our spend across channels from social media to search engine optimization. We will continue to use data driven decision-making to ensure our marketing spend is being allocated in an efficient manner.

•

Grow Mobile and Launch App: We plan to launch a mobile app in 2020 that will be loyalty-centric and feature omnichannel capabilities, such as app payment in-store. This should create a more seamless experience across devices and reinforce our customer-focused digital model.

•

Increase Personalization and Dynamic Presentation: We are testing several personalization initiatives to drive deeper engagement and performance. Key initiatives include personalized assortments, styling recommendations and promotional offers, as well as geo-targeting to push local events and seasonal assortments. This will funnel the most relevant content to our customers, enabling increased conversion from single-channel to omnichannel purchase behavior.

Selectively Expand Store Network

Our store network is a key component of our omnichannel model, with over 60% of new-to-brand customers making their first purchase in stores in fiscal 2018. Our stores are extremely productive and profitable, generating an average of approximately $1,100 in sales per selling square foot, which we believe is among the highest of our peers. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. We are also testing new store concepts focused on denim and concepts tailored to local markets that enhance our community engagement. In fiscal 2018, we organized over 2,500 store based events and we plan to continue to utilize our stores as hubs for community engagement in the future.

Expand Our Product Categories

We are actively focused on growing our product categories and believe there is substantial opportunity to expand our product categories in four key areas:

•

Denim: We plan to increase our market share in women’s denim in the $100-$150 price range and to expand further into the $75-$100 and $150+ price ranges. In fiscal 2017, we successfully introduced our popular $75 Roadtripper jean, which we believe is contributing to incremental customer reach. We believe we have a meaningful opportunity to expand denim revenue to over $500 million globally on an annual basis, by growing share in existing and adjacent markets.

•	Everything You Wear with Jeans: We continue to see additional opportunities to grow in categories such as leather goods and bags (amplified by our monogramming and personalization capabilities),

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

tops and accessories. Footwear continues to be a destination category and in fiscal 2019 we successfully launched our first Madewell sneaker, the Sidewalk Sneaker. We believe we can have similar success in launching additional new products in destination categories.

•

Lifestyle: Expanding categories such as dresses, beauty, swimwear, jewelry and sunglasses provides a further avenue for growth. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials.

•

Men’s: We launched our men’s line on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and our relaxed and timeless aesthetic will appeal to men as it has with women. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Grow Wholesale and International

We believe we have a strong opportunity to grow our wholesale business and to expand our business globally through both our e-commerce and wholesale channels. Since launching wholesale in 2015 with Nordstrom we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. We have since expanded our selective wholesale partnerships to include Net-a-Porter, Zalando and Shopbop. We intend to add highly selective premium wholesale points of distribution and develop new global wholesale relationships to expand wholesale internationally. We also plan to grow internationally through our e-commerce platforms and we are exploring the opportunity to develop localized websites in several countries with market-specific content, language and currency.

The Reorganization

Prior to the completion of this offering, Chinos Holdings is a holding company that is the ultimate parent of various subsidiaries that operate the Madewell business and the J.Crew business.

Concurrent with the completion of this offering, Chinos Holdings will undergo a series of transactions pursuant to which it will:

•

effect the Separation, pursuant to which it will spinoff the J.Crew business to its stockholders, after which (i) the J.Crew business will cease to be a part of Chinos Holdings and (ii) certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis;

•

enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Separation;

•	exchange shares of its common stock for certain of its pre-Separation indebtedness;

•	incur new debt obligations and use the net proceeds it receives therefrom together with the proceeds from this offering to repay its remaining pre-Separation indebtedness; and

•	convert its preferred stock into common stock.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” See “The Reorganization” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

After the Reorganization, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering. In addition, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness after the Reorganization.

We will provide further information regarding the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Risks Associated with Our Business

Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	Our failure to predict fashion trends or react to changing consumer preferences in a timely manner.

•	Damage to our brand or reputation due to negative publicity.

•	Heightened competition from other specialty retailers, including those with a similar focus on denim, certain of which have substantially greater resources than we do.

•	Our ability to expand and improve our omnichannel capabilities through the further integration of our in store and e-commerce channels.

•	Our ability to execute on our real estate strategy.

•	Disruptions to the operations of our order and distribution centers or failure of third-party vendors.

•	Changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes.

•	The impact of global economic conditions affecting the production or transportation costs of our products.

•	Our dependence on our relationship with J.Crew for certain operational and corporate functions following the Separation and J.Crew’s ability to perform these functions.

•	Changes in, or failure to comply with, government regulation of the Internet and e-commerce, data privacy, anti-corruption and anti-bribery laws.

•	Our substantial indebtedness following the Reorganization.

•	The loss of our access to certain of J.Crew’s brand, services, reputation, capital base and other resources following the Reorganization.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Corporate Information

Chinos Holdings was incorporated in the State of Delaware on November 17, 2010. Prior to the completion of this offering Chinos Holdings will be renamed Madewell Group, Inc. Our headquarters is located at 30-30 47th Ave, Long Island City, New York 11101 and our telephone number is (718) 340-5701.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

THE OFFERING

Issuer	Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering)

Common stock offered by us	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares of common stock (or shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use these net proceeds, together with proceeds from debt obligations we will incur in connection with the Reorganization, to repay certain of Chinos Holdings’ pre-Reorganization indebtedness and the remainder for general corporate purposes. See “Use of Proceeds.”

The Reorganization	See “The Reorganization.”

Dividend policy	We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

Listing	We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol “ .”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:

•	gives effect to the conversion of the preferred stock of Chinos Holdings into common stock on a for basis in connection with the Reorganization;

•	gives effect to the remainder of the Reorganization transactions;

•	gives effect to the stock split of Chinos Holdings common stock on a for basis;

•	assumes no exercise of the underwriters’ option to purchase additional shares;

•	assumes an initial public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus);

•	excludes an aggregate of shares of our common stock that will be available for future equity awards under our 2019 Equity Incentive Plan; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following tables set forth the summary historical consolidated financial data of Chinos Holdings and its consolidated subsidiaries. They include the results of operations, assets and liabilities associated with both the Madewell business and J.Crew business. The J.Crew business will be spun off from Chinos Holdings in the Separation. An investment in us in this offering is an investment in the Madewell business. We will not own, operate or have any interest in the J.Crew business following the Reorganization, however, we will receive certain services from and make related payments to the J.Crew business under the Transition Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Transition Services Agreement” contained elsewhere in this prospectus. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings” and the audited historical consolidated financial statements of Chinos Holdings and the notes thereto included elsewhere in this prospectus.

The statement of operations data for each of fiscal 2018, fiscal 2017 and fiscal 2016 set forth below are based on the historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. See “—Supplemental Summary Historical Combined Financial Data of the Madewell Business” for additional information regarding the operations and assets and liabilities of the Madewell business. Accordingly, the historical results of Chinos Holdings presented below will not be indicative of the results to be expected for any future period.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

	For the Year Ended
(Dollars in thousands)	February 2, 2019		February 3, 2018(a)	January 28, 2017
Statements of Operations Data:
Revenues:
J.Crew		$1,779,547	$1,848,034	$2,018,542
Madewell		529,148	419,776	341,468
Other		175,299	105,885	71,585
Total revenues		2,483,994	2,373,695	2,431,595

Cost of goods sold, including buying and occupancy costs		1,648,330	1,476,064	1,550,305

Gross profit		835,664	897,631	881,290
Selling, general and administrative expenses		814,337	851,658	824,290
Loss before income taxes		(68,176)	(204,829)	(76,717)
Benefit for income taxes		(398)	(133,120)	(6,308)
Net loss		$(67,778)	$(71,709)	$(70,409)

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities		$6,941	$80,581	$137,862
Investing activities		$(52,736)	$(37,148)	$(80,140)
Financing activities		$(21,250)	$(67,600)	$(12,852)
Pro forma net loss per common share—basic and diluted	$
Dividends per common share—basic and diluted		$—	—	—
Pro forma weighted average common shares outstanding—basic and diluted	$

	For the Year Ended
(Dollars in thousands)	February 2, 2019		February 3, 2018
Balance Sheet Data:
Total current assets		$564,856	$500,205
Property and equipment, net		243,620	289,441
Total assets		1,223,937	1,212,622
Total current liabilities		680,217	495,458
Total liabilities		2,599,374	2,511,510
Accumulated deficit		(2,172,745)	(2,104,967)
Total stockholders’ deficit		$(1,569,749)	$(1,481,445)

(a)	Consists of 53 weeks.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following table sets forth the summary unaudited pro forma consolidated statements of income of Chinos Holdings for fiscal 2018. They give effect to anticipated transactions and adjustments that are relevant to an understanding of the business for purposes of this offering and will have a material impact on the comparability of the results of operations of Chinos Holdings. They are described below and are as follows: (i) “—The Separation” (ii) “—The Transition Services Agreement” and (iii) “—This Offering.” You should read the information set forth below together with “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” included elsewhere in this prospectus. For summary information related to the pro forma and pro forma, as adjusted balance sheet of Chinos Holdings after giving effect to this offering, please see “—Supplemental Summary Historical Combined Financial Data of the Madewell Business.” Finally, for additional information relating to the Reorganization and the use of our proceeds from this offering, please see “The Reorganization,” “Use of Proceeds” and “Capitalization.”

The Separation. Chinos Holdings will undergo a series of transactions to legally separate the Madewell business from the J.Crew business concurrent with the completion of this offering. We refer to this series of transactions as the “Separation.” After the Separation, certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis. Once these transactions have occurred, the J.Crew business will be owned and operated separately from us. After the Reorganization, the Madewell business will represent our only assets, liabilities and operations. Although Chinos Holdings is the legal issuer of the shares offered in this offering, an investment in us is an investment in the Madewell business.

The Transition Services Agreement. In connection with the Separation, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

This Offering. Pro forma adjustments in connection with this offering to reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $         per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of new indebtedness in connection with the Reorganization; (iii) the application of the net proceeds of this offering together with the proceeds from the incurrence of new indebtedness to repay certain pre-Reorganization indebtedness of Chinos Holdings, as described in “Use of Proceeds”; and (iv) the exchange of shares of Chinos Holdings common stock for certain of its pre-Reorganization indebtedness. After the Reorganization, we will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness.

Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. The historical results of operations of the J.Crew business reported as discontinued operations may not be comparable to the adjustments to our unaudited pro forma consolidated financial data for the Separation of the J.Crew business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED FEBRUARY 2, 2019

		The Separation		The Transition Services Agreement		This Offering
	Actual	Separation Adjustments	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments	Pro Forma
(Dollars in thousands)
Revenues	$2,483,994	$	$	$	$	$	$
Cost of goods sold, including buying and occupancy costs	1,648,330

Gross profit	$835,664	$	$	$	$	$	$

Selling, general and administrative expenses	814,337
Loss before income taxes	(68,176)
Benefit for income taxes	(398)

Net income (loss)	$(67,778)	$	$	$	$	$	$

Income (loss) per share
Basic	$(0.86)	$	$	$	$	$	$
Diluted	$(0.86)	$	$	$	$	$	$
Weighted average common shares outstanding (in thousands)
Basic	113,057
Diluted	113,057

We will provide notes to our summary unaudited pro forma consolidated financial statements in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUPPLEMENTAL SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF THE MADEWELL BUSINESS

The following tables set forth the supplemental summary historical combined financial data of the Madewell business.

Please note the following:

•

Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering) is the legal issuer of the shares offered in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business;

•	the information set forth below is provided as supplemental information and should not be considered to be in lieu of the information pertaining to Chinos Holdings; and

•

the financial information included herein and in the supplemental historical combined financial statements of the Madewell business may not be indicative of our results of operations, financial condition and changes in equity after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented.

The supplemental summary historical combined statements of income data of the Madewell business for fiscal 2018, fiscal 2017 and fiscal 2016 and the supplemental summary historical combined balance sheet data of the Madewell business as of February 2, 2019 are based on the supplemental historical combined financial statements of the Madewell business and related notes thereto included elsewhere in this prospectus. The historical results of the Madewell business are not necessarily indicative of the results to be expected in any future period.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of the Allocated Costs, which are certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. See “Basis of Financial Presentation.”

The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

The summary balance sheet data of Chinos Holdings dated as of February 2, 2019 set forth below is derived from the historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. We have included the summary balance sheet data of Chinos Holdings on an actual, pro forma and pro forma, as adjusted basis, each as of February 3, 2019, to reflect the assets and liabilities of the business in which you will be investing. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings.”

You should read the information set forth below in conjunction with “Basis of Financial Presentation,” “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” and the supplemental historical combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus.

Supplemental Summary Historical Combined Financial Data of the Madewell Business

	For the Year Ended
(Dollars in thousands)	February 2, 2019	February 3, 2018(a)	January 28, 2017
Statements of Income Data:
Revenues	$613,666	$463,512	$364,456
Cost of goods sold, including buying and occupancy costs(b)	316,588	233,458	208,358

Gross profit(b)	297,078	230,054	156,098
Selling, general and administrative expenses(b)	215,361	167,015	136,783

Income before income taxes	81,717	63,039	19,315
Provision for income taxes	21,297	18,526	7,599

Net income	$60,420	$44,513	$11,716

Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$64,123	$68,430	$41,384
Investing activities	—	—	—
Financing activities	$(63,023)	$(67,872)	$(41,179)
Other Financial Data (non-U.S. GAAP):
Adjusted EBITDA(c)	$110,885	$93,716	$48,444

The following balance sheet data as of February 2, 2019 is presented:

•	on an actual basis for the Madewell business on a carveout basis;

•	on an actual basis for Chinos Holdings;

•	on a pro forma basis to reflect changes in Chinos Holdings’ balance sheet to give effect to (i) the Separation and (ii) the Transition Services Agreement, as if such transactions had occurred on

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

February 2, 2019. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings” for additional information; and

•

on a pro forma, as adjusted basis to further reflect changes in Chinos Holdings’ balance sheet to give effect to (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $        per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of new indebtedness in connection with the Reorganization; (iii) the application of the net proceeds of this offering together with the net proceeds from the incurrence of new indebtedness to repay certain pre-Reorganization indebtedness of Chinos Holdings, as described in “Use of Proceeds;” and (iv) the exchange of shares of Chinos Holdings common stock for certain of its pre-Reorganization indebtedness, as if such transactions had occurred on February 2, 2019.

	As of February 2, 2019
(Dollars in thousands)	Actual Madewell Business	Actual Chinos Holdings	Pro Forma Chinos Holdings	Pro Forma, As Adjusted Chinos Holdings
Balance Sheet Data:
Total current assets	$4,133	$564,856	$	$

Property and equipment, net	54,050	243,620
Total assets	354,254	1,223,937

Due to Parent	56,584	—

Total current liabilities	168,830	680,217

Long-term debt, net	—	1,766,919

Total liabilities	207,781	2,599,374

Retained earnings (accumulated deficit)	146,473	(2,172,745)

Total stockholders’ equity (deficit)	$146,473	$(1,569,749)	$	$

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for further detail.

(c)

We define Adjusted EBITDA as combined net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits these items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges. We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of our results of operations by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor the performance of our business and we believe the presentation of this measure will enhance the ability of our investors to analyze trends in our business and evaluate our performance relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA should not be considered an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. In addition, Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items, or affected by similar nonrecurring items. Adjusted EBITDA has limitations as an analytical tool, and you should not

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

consider such measure either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Our definition and calculation of Adjusted EBITDA is not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. We recommend that you review the reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, and not rely solely on Adjusted EBITDA or any single financial measure to evaluate our business. The following is a reconciliation of adjusted EBITDA to net income, as reported under U.S. GAAP for the years ended February 2, 2019, February 3, 2018 and January 28, 2017:

	For the Year Ended
(Dollars in thousands)	February 2, 2019	February 3, 2018	January 28, 2017
Net income	$60,420	$44,513	$11,716
Provision for income taxes	21,297	18,526	7,599
Interest expense	—	—	—
Depreciation and amortization (including intangible assets)	18,374	19,098	17,826

EBITDA	$100,091	$82,137	$37,141

Allocated depreciation	8,112	8,394	7,280
Charges related to workforce reductions	2,046	1,284	145
Transaction costs	432	—	—
Amortization of lease commitments	187	1,474	3,722
Share-based compensation	17	427	156

Adjusted EBITDA	$110,885	$93,716	$48,444

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment. Although Chinos Holdings is the legal issuer of the shares offered in this offering, an investment in our common stock is an investment in the Madewell business and does not constitute an investment in the J.Crew business. Accordingly, these risk factors are focused on risks related to (i) the Madewell business and its industry, (ii) the Reorganization and (iii) this offering and ownership of the common stock of Chinos Holdings after this offering.

Risks Related to Our Business and Our Industry

If we are unable to predict fashion trends or react to changing consumer preferences in a timely manner, our sales will decrease, or we may need to sell excess inventory at marked-down prices, which would decrease our gross profits and net income and could have a material adverse effect on our business, financial condition and results of operations.

We believe our success depends in substantial part on our ability to:

•	originate and define product and fashion trends;

•	anticipate, predict and react to changing consumer demands in a timely manner; and

•	translate market trends into desirable, saleable products far in advance of their offerings in our stores and on our website.

Because we enter into commitments for the manufacture and purchase of merchandise well in advance of the season in which merchandise will be sold, we are vulnerable to changes in consumer demand, pricing shifts and suboptimal merchandise selection and timing of merchandise purchases. If we misjudge the market for our products, fail to successfully expand our product categories or misjudge the overall level of consumer demand, it could result in decreased demand for our merchandise and decreased sales and we may be faced with significant excess inventories for some products and missed opportunities for others. We may respond by increasing markdowns and promotional activity or re-selling excess products to our wholesale partners to reduce excess inventory, which would further decrease our gross profits and net income. At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories. Our brand’s image may also suffer if customers believe we no longer offer the latest fashions or if we fail to address and respond to customer feedback or complaints. The occurrence of these events, among others, could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable economic conditions could materially adversely affect our business, financial condition and results of operations.

Economic conditions around the world can impact our customers and affect the general business environment in which we operate and compete. Our results can be impacted by a number of macroeconomic factors, including, but not limited to, consumer confidence and spending levels, employment rates, consumer credit availability, fuel and energy costs, raw materials costs, global factory production, commercial real estate market conditions, credit market conditions, foreign currency exchange rates, interest rates, taxation, acts of war or terrorism, the level of customer traffic in malls and shopping centers, changing demographic patterns and changes in consumer discretionary spending habits.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The specialty retail industry in which we operate is cyclical and demand for our merchandise is significantly impacted by negative trends in consumer confidence and other economic factors affecting consumer spending behavior, including the level of disposable consumer income, the availability of consumer credit, interest rates, foreign exchange rates, taxation and demographic patterns. Because apparel and accessories generally are discretionary purchases, consumer purchases of our products may decline during recessionary periods or when disposable income is lower. In addition, unfavorable economic conditions abroad may impact our ability to meet quality and production goals. As a result, unfavorable economic conditions at a regional, national or international level could have a material adverse effect on our business, financial condition and results of operations.

Periods of economic uncertainty or volatility make it difficult to plan, budget and forecast our business. Incorrect assumptions concerning economic trends, customer requirements, distribution models, demand forecasts, interest rate trends and availability of resources may result in our failure to accurately forecast results and to achieve forecasted results or budget targets.

Our success depends on our ability to grow Madewell brand awareness and enhance our connection to our customer base.

Our success depends in large part on our ability to effectively execute our marketing strategies to grow Madewell’s brand awareness among new customers and increase the value of existing customers. We have developed a community-based marketing strategy through which we engage with our customers across our digital platform, store footprint and events and turn our customers into brand advocates. We are also increasingly using digital and social media platforms to interact with customers and as a means to enhance their customer experience. We have made significant investments in digital marketing, which has resulted in an increase in new customers through our e-commerce channel. If we are unable to successfully drive community engagement and brand advocacy, including through our new retail concepts, develop and continuously improve our customer-facing technologies or effectively reach customers through our digital marketing efforts, we may not be able to provide a convenient and consistent experience to our customers regardless of the sales channel or we otherwise may experience slower customer growth or increased customer losses or increased digital marketing costs. This could negatively affect our ability to compete with other retailers and result in diminished loyalty to our brand.

If our marketing, promotion, merchandising or price mark-down strategies are not successful, if we fail to maintain high standards for merchandise quality and customer experience, if we fail to maintain high ethical, social and environmental and sustainability standards for all of our operations and activities or if we fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers, it could have a material adverse effect on our business, financial condition and results of operations. Damage to our reputation or loss of consumer confidence for these or any other reasons may reduce demand for our merchandise and require us to expend additional resources to rebuild our reputation.

Further, marketing and merchandising efforts designed to increase awareness of our brand require a substantial investment of capital, management time and other resources. If our efforts to grow our brand awareness are not successful, it could impact our ability to realize our e-commerce penetration goals and otherwise have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive specialty retail industry, and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

We face intense competition in the specialty retail industry, including against competitors that also focus on denim and everything you wear with denim, and among other retailers more broadly. We compete with local, national and international retail chains and department stores, denim specialty stores and Internet businesses offering similar categories of merchandise. We compete primarily on the basis of our denim category

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

expertise, in-house design and product development capabilities, brand image and recognition as well as innovation, style, distribution and price. We are not in the “fast fashion” business, but an increasing number of customers are attracted to the aggressive pricing strategies of those retailers. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources, devote greater resources to the marketing and sale of their products, generate greater international brand recognition or adopt more aggressive pricing policies than we can. A number of our competitors are continuing to operate with a promotional business strategy, both in-store and online. To the extent a promotional environment requires us to change our markdown strategy, it could negatively impact our revenues and gross profit in the future.

Our e-commerce penetration depends on our ability to, among other things, enhance our omnichannel shopping experience, expand our e-commerce assortment, accelerate digital marketing and expand our mobile presence.

Our customers are seeking retail experiences which emphasize value, personalization and an omnichannel environment where the in-store and e-commerce shopping experiences are tightly integrated, and a key component of our growth strategy is increasing our e-commerce penetration to over 50% of total DTC revenue. We interact with many of our customers through our websites and we have a digital presence in approximately 100 countries. Customers increasingly utilize our e-commerce services to purchase our merchandise. If we are unable to continue to provide consumers a user-friendly, integrated experience and evolve our platform to satisfy consumer preferences or successfully implement our e-commerce penetration initiatives, such as expanding our online assortment, accelerating our digital marketing or launching our mobile app, the growth of our e-commerce business and our sales may be negatively impacted. If we do not implement and expand our omnichannel initiatives successfully or we do not realize our anticipated return on these investments, we could fail to meet our strategic and financial goals and it could have a material adverse effect on our business, financial condition and results of operations.

In addition, we have implemented systems to manage our inventory efficiently across all channels, to ship merchandise from stores to customers. However, these initiatives involve significant investments in information technology systems and significant operational changes, and the rapid pace of technological change may require us to incur costs to implement new systems and platforms to provide a desirable shopping experience for our customers, including our e-commerce platform. We may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers or that provides a favorable return on our related investment, which could have a material adverse effect on our business, financial condition and results of operations.

Our inability to maintain or increase comparable company sales could cause our earnings to decline.

If our future comparable company sales fail to meet expectations, our earnings could decline. In the previous three fiscal years, our quarterly comparable company sales changes have ranged from 5% to 31% and can be expected to fluctuate in the future. A variety of factors affect comparable company sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. A decrease in these metrics could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the softening apparel demand in recent years has led to a more promotional environment across the specialty retail industry, which may impact our promotional posture and our gross margins in the future. This promotional pricing may have a negative effect on our brand’s image, which may be difficult to counteract even as the economy improves.

All of these factors may cause our comparable company sales to be materially lower than previous periods and our expectations, which could impact our ability to leverage fixed expenses, such as store rent and

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

store asset depreciation, and could have a material adverse effect on our business, financial condition and results of operations as well as the price of our common stock.

We will depend on our relationship with J.Crew for certain operational and corporate functions following the Reorganization and if J.Crew is unable to perform these functions, it could have a material adverse effect on our business, financial condition and results of operations.

In connection with the Reorganization, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Reorganization. J.Crew may become unable to fulfill its obligations under the Transition Services Agreement due to financial distress, insolvency, bankruptcy, receivership or similar proceedings or other reasons. If J.Crew becomes subject to a bankruptcy case, it may also seek to reject the Transition Services Agreement in accordance with the Bankruptcy Code. In any of the foregoing circumstances, we will be required to replace the services provided by J.Crew under the Transition Services Agreement, likely on an unplanned and expedited basis. We may not be able to replace these services or enter into appropriate third-party agreements in a timely manner, on terms and conditions, including cost, comparable to those that we will receive from J.Crew under our Transition Services Agreement, or at all. Any disruption to the operation of our business due to J.Crew’s inability to perform its obligations under the Transition Services Agreement could have a material adverse effect on our reputation, financial condition and results of operations.

In the event J.Crew becomes subject to a bankruptcy case, J.Crew’s creditors may request that a bankruptcy court substantively consolidate J.Crew and its debtor subsidiaries with Madewell, which would, among other things, allow the creditors of J.Crew to satisfy their claims from the combined assets of the consolidated Madewell and J.Crew entities.

If J.Crew becomes subject to a bankruptcy case, J.Crew’s creditors could request that the bankruptcy court substantively consolidate J.Crew’s assets and liabilities with our assets and liabilities even if we did not commence such bankruptcy case. Our substantive consolidation with J.Crew in a bankruptcy case would, among other things, allow the creditors of the bankrupt entities to satisfy their claims from the combined assets of the consolidated Madewell and J.Crew entities. In addition, substantive consolidation with J.Crew or its subsidiaries’ bankruptcies may subject our assets and operations to restrictions in the United States Bankruptcy Code of 1978, as amended, and may impair our ability to operate independently, as well as otherwise restrict our operations and capacity to function as a standalone enterprise. The substantive consolidation of our assets and liabilities with J.Crew’s in connection with any J.Crew bankruptcy case could have a material adverse effect on our business, financial condition and results of operations.

Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed, existing trade restrictions become more burdensome or disruptions occur at our suppliers or at the ports.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. We source our merchandise through buying agents and, increasingly, by purchasing directly from manufacturers, predominately in Asia. As we expand our direct sourcing capabilities, we intend to reduce our reliance on buying agents, but our investments in direct sourcing may not be successful and may, in turn, have an adverse impact on our financial position and results of operations.

There are quotas and trade restrictions on certain categories of goods and apparel from China and countries that are not subject to the World Trade Organization Agreement, which could have a significant impact on our sourcing patterns in the future. In addition, political uncertainty in the United States may result in significant changes to U.S. trade policies, treaties and tariffs, potentially involving trade policies and tariffs

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

regarding China, including the potential disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products. For example, general trade tensions between the United States and China have been escalating recently. The Trump Administration has recently imposed tariffs on goods imported from mainland China. In fiscal 2018, approximately 60% of our products were manufactured in mainland China. While such tariffs have not affected our business to date, if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of our products manufactured in China or other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products, or our margins on such products could decrease, negatively impacting our profitability. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between these nations and the United States. Any of these factors could depress economic activity, restrict our sourcing from suppliers and have a material adverse effect on our business, financial condition and results of operations and affect our strategy in Asia and elsewhere around the world. We cannot predict whether any of the countries in which our merchandise or raw materials are currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items could increase the cost, delay shipping or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our suppliers to manufacture and ship the products they produce for us in a timely manner. We also rely on the free flow of goods through open and operational ports worldwide. Labor disputes at various ports or at our suppliers could increase costs for us and delay our receipt of merchandise, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions.

The success of our business depends, in part, on our ability to execute on our real estate strategy, including maintaining profitable store locations and opening new store locations in a timely manner. Our inability to successfully implement our real estate strategy could have a material adverse effect on our business, financial condition and results of operations.

We expanded our store base by eight stores in fiscal 2018 and we plan to expand our store base by approximately 10 stores in fiscal 2019, of which three new store locations were open as of May 31, 2019, and by approximately 10 to 15 stores per year for the foreseeable future. We renegotiate with landlords to obtain more favorable lease terms as opportunities arise. The success of our business depends, in part, on our ability to identify, open and maintain profitable store locations and renew our existing store leases on terms that meet our financial targets. In addition, our store network is a key component of our strategy to expand our customer base, as over 60% of our new-to-brand customers made their first purchase in a store in fiscal 2018. Our ability to open new stores on schedule or at all, to renew our existing store leases on favorable terms or to operate them on a profitable basis depends on various factors, including our ability to:

•	identify suitable markets for new stores and available store locations;

•	anticipate the impact of changing economic and demographic conditions for new and existing store locations;

•	negotiate acceptable lease terms for new locations or renewal terms for existing locations;

•	hire and train qualified sales associates;

•	develop new merchandise and manage inventory effectively to meet the needs of new and existing stores on a timely basis;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	foster current relationships and develop new relationships with vendors that are capable of supplying the required volume of merchandise;

•	avoid construction delays and cost overruns in connection with the build-out of new stores; and

•	successfully increase our brand awareness and the size of our customer base.

New stores and stores with renewed lease terms may not produce anticipated levels of revenue even though they increase our costs, which would increase our expenses as a percentage of sales and could have a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations; if we are unable to manage our operations at our current size or to manage any future growth effectively, our brand image may suffer and it could have a material adverse effect on our business, financial condition and results of operations.

We have expanded our operations rapidly since we were introduced by J.Crew in 2006, and we have limited operating experience at our current size. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other headquarters personnel. Our continued growth could increase the strain on our resources, and we could experience serious operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, and delays in production and shipments. In addition, immediately following the Reorganization, we will rely on J.Crew to provide certain operational and corporate functions to support our growth. We may have difficulty transitioning from services provided by J.Crew or be unable to replace such services at comparable costs. These difficulties could affect our operating performance and have a material adverse effect on our business, financial condition and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

The use of social media by us and our customers has increased the risk that our image and reputation could be negatively impacted. We rely to a large extent on our online presence to reach consumers, and we offer consumers the opportunity to rate and comment on our products on our website. Negative commentary regarding us or our products may be posted on our website or social media platforms and may be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction.

We also use third-party social media platforms as marketing tools. For example, we maintain Instagram, Facebook, Twitter, Pinterest and Youtube accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer.

Further, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

Our expanded product offerings, new sales channels and new concepts may not be successful, and implementation or failure of these strategies may divert our operational, managerial, financial and administrative resources, which could impact our competitive position and have a material adverse effect on our business, financial condition and results of operations.

We have grown our business in recent years by expanding our product offerings and sales channels through, among others, retail, e-commerce and wholesale channels. In the future we may continue to make changes to our business, including by expanding our e-commerce assortment and introducing new products, expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. These strategies involve various risks, including:

•	implementation may be delayed or may not be successful;

•

if our expanded product offerings, including our men’s apparel, and sales channels fail to maintain and enhance the distinctive identity of our brand, its image may be diminished and our sales may decrease;

•

if the implementation of our customer, e-commerce, and omnichannel initiatives is not successful, or we do not realize the return on our investments in these initiatives that we anticipate, we could experience a material adverse effect on our business, financial condition and results of operations;

•

if our marketing becomes less effective than that of our competitors, or if we do not adequately leverage technology and data analytics needed to generate concise competitive insight, we could experience a material adverse effect on our business, financial condition and results of operations; and

•

implementation of these plans may divert management’s attention from other aspects of our business, increase costs and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our revenues may be affected by, among other things, economic, demographic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Further rollout of these strategies could be delayed or abandoned, could cost more than anticipated and could divert resources from other areas of our business or cause costly operational inefficiencies, any of which could impact our competitive position and reduce our revenue and profitability and have a material adverse effect on our business, financial condition and results of operations.

As we execute our growth strategies, we may not adequately manage the related organizational changes needed for successful execution, which could increase our costs or delay our intended pace of growth. In addition, we may divert key resources related to our core business as a result of the focus on growth strategies.

Interruption in our foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and increases in the demand for, or the price of, raw materials used to manufacture our products or other fluctuations in sourcing or distribution could increase our costs or negatively impact profitability.

We do not own or operate any manufacturing facilities and therefore depend upon independent third-party vendors for the manufacture of all of our products. Our products are manufactured to our specifications

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

primarily by factories outside of the United States. We cannot control all of the various factors, which include inclement weather, natural disasters, political and financial instability, strikes, health concerns regarding infectious diseases and acts of war or terrorism that might affect a manufacturer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Inadequate labor conditions, health or safety issues in the factories where goods are produced can negatively impact our brand reputation. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our stores or our wholesale customers for those items. These events could cause us to fail to meet customer expectations, cause our retail or wholesale customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores or our wholesale customers, which could result in lost sales and have a material adverse effect on our business, financial condition and results of operations.

The raw materials used to manufacture our products are also subject to availability constraints and price volatility caused by high demand for fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our sourcing costs are subject to cost pressures, and the cost of labor at many of our third-party manufacturers and the cost of transportation have been increasing.

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during this time. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including changes to U.S. and foreign trade policies, including the enactment of tariffs, border adjustment taxes or increases in duties or quotas applicable to our merchandise, could materially harm our operations. In addition, most of our products are shipped from our vendors by ocean. If a disruption occurs in the operation of the ports through which our products are imported, we may incur increased costs related to air freight, which is significantly more expensive than shipping by ocean, or to shipping to alternative ports, which could lead to delays in receipt of our products.

We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. Many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We compete with other companies for production facilities and import quota capacity. While substantially all foreign purchases of our products are negotiated and paid for in U.S. dollars, the cost of our products may be affected by fluctuations in the value of relevant foreign currencies. Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, economic conditions, disruption of imports by labor disputes and local business practices.

In addition to manufacturing in China, we are also engaging in growing the amount of production in other developing countries such as Vietnam and India. These other countries may present greater risks than China with regards to infrastructure to support manufacturing, labor and employee relations, political and economic stability, corruption and environmental, health and safety compliance. While we endeavor to monitor and audit facilities where our production is done, any significant events with factories we use can adversely impact our reputation, brand and product delivery and could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to expand, or realize the benefits of, our wholesale business, which is currently reliant on one key customer.

In fiscal 2018, 12.8% of our revenue was from wholesale customers. We currently have wholesale partnerships with Net-a-porter, Nordstrom, Zalando and Shopbop. The effectiveness of our collaboration efforts with our wholesaler partners depends on our ability to maintain control over the presentation of our brand and the relationship with our customers. We continually evaluate opportunities to expand our wholesale business partnerships, including developing new global wholesale relationships to expand wholesale internationally, but

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

there can be no assurance that we will be able to effectively identify or successfully execute on such opportunities. If we are unable to expand, or realize the benefits of, our wholesale business, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on one customer for a large portion of our wholesale revenue. During fiscal 2018, sales to one customer accounted for 91% of wholesale revenue. The loss of this customer could have a significant impact on our revenues and could have a material adverse effect on our business, financial condition and results of operations.

Any material disruption of our information systems, or failure to maintain and develop our information systems, could have a material adverse effect on our business, financial condition and results of operations.

We rely extensively on information systems to operate our websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. Prior to the Reorganization, we have relied on the information systems of J.Crew. We will continue to rely on these information systems pursuant to the Transitional Services Agreement for a specified period of time following the Reorganization, after which we will operate our information systems independently.

In the past, we have experienced system interruptions which temporarily impaired our ability to capture, process and ship customer orders, and transfer product between channels. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by a failure to successfully upgrade our systems, could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of merchandise to our stores and customers or lost sales, which could reduce demand for our merchandise and cause our sales to decline. If our website contains errors or other vulnerabilities which impede or halt service, it could result in damage to our brand’s image and a loss of revenue. In addition, if changes in technology cause the information systems we utilize to become obsolete, or if such information systems are inadequate to handle our growth, or if we experience difficulties related to transitioning from systems we share with J.Crew to systems we use as a standalone company, we could lose customers.

We are also subject to risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures. Our failure to successfully respond to these risks and uncertainties could reduce sales, increase costs, damage the reputation of our brand and have a material adverse effect on our business, financial condition and results of operations.

Management uses information systems to support decision making and to monitor business performance. We may fail to generate accurate and complete financial and operational reports essential for making decisions at various levels of management, which could lead to decisions being made that have adverse results. Failure to adopt systematic procedures to initiate change requests, test changes, document changes and authorize changes to systems and processes prior to deployment may result in unsuccessful changes and could disrupt our business and reduce sales. In addition, if we do not maintain adequate controls such as reconciliations, segregation of duties and verification to prevent errors or incomplete information, our ability to successfully operate our business could be limited.

Compromises of our data security could cause us to incur unexpected expenses and loss of revenues and may materially harm our reputation and business.

Prior to the Reorganization, we have relied on J.Crew’s data security systems. We will continue to rely on J.Crew for data security pursuant to the Transitional Services Agreement for a specified period of time following the Reorganization, after which we will rely our own data security systems.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

In the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and employees, and we process customer payment card and check information. J.Crew relies on, and following the term of the Transition Services Agreement we expect to continue to rely on, commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential information. As with many other companies in the specialty retail industry, we are subject to attempts to compromise our data security. There can be no assurance that we will not suffer a data compromise, that unauthorized parties will not gain access to personal information, or that any such data compromise or access will be discovered in a timely manner. Further, the systems currently used for transmission and approval of payment card transactions and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not by us. Computer hackers have attempted and we expect will continue to attempt to penetrate our computer system or those of third parties with whom we work or to whom we outsource business and, if successful, misappropriate personal information, payment card or check information or confidential business information of our company. In addition, there may be non-technical issues, such as our employees, contractors or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. Advances in computer and software technology and capabilities, rapid changes in the sources, methods and targets of cyberattacks (for example, malware, ransomware and phishing attacks) and the use of devices to tamper with payment entry devices (such as skimmers and shimmers) and the increasing sophistication of cyber criminals generally increase the risk of a data compromise or business disruption. In addition, transitioning from data security systems we share with J.Crew to data security systems we use as a standalone company could put us at additional risk. The specialty retail industry in particular has been the target of recent cyber-attacks, which are becoming increasingly difficult to anticipate and prevent due to their rapidly evolving nature. Both data privacy and information security are regulated at the international, federal and state levels and compliance with any changes in the laws and regulations enacted by these governments will likely increase the cost of doing business.

Compromises of our data security or that of third parties with whom we do business, failures to prevent or mitigate the loss of personal or business information and delays in detecting or providing prompt notice of any such compromise or loss could disrupt our operations, damage our reputation, decrease customers’ willingness to shop in our stores or on our websites, violate applicable laws, regulations, orders and agreements, or subject us to litigation, governmental investigations or additional costs and liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with privacy-related obligations, including privacy laws and regulations in the U.S. and internationally as well as other legal obligations, could have a material adverse effect on our business, financial condition and results of operations.

A variety of laws and regulations, in the United States and internationally, govern the collection, use, retention, sharing, transfer and security of personally identifiable information and data, including the European Union’s General Data Protection Regulation (“GDPR”), which became effective during fiscal 2018. We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage and data protection. It is possible, however, that these laws, rules and regulations, which evolve frequently and may be inconsistent from one jurisdiction to another, could be interpreted to conflict with our practices. Any failure or perceived failure by us or any third parties with which we do business to comply with these laws, rules and regulations, or with other obligations to which we may be or become subject, may result in actions against us by governmental entities, private claims and litigation, fines, penalties or other liabilities. Any such action would be expensive to defend, could damage our reputation and could have a material adverse effect on our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

Our Madewell trademark and variations thereon, such as Madewell.com, #everydaymadewell, Madewell Insider and Texture & Thread, are valuable assets that are critical to our success. We currently rely on a combination of copyright, trademark, trade dress, trade secret and unfair competition laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property rights. Our efforts to establish and protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our trademarks. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with leasing retail space subject to long-term and non-cancelable leases.

We lease our stores under operating leases and our inability to secure appropriate real estate or lease terms could impact our ability to grow. Our leases generally have an initial term of ten years, and generally can be extended in five-year increments if at all. We generally cannot cancel these leases at our option. If an existing or new store is not profitable, and we decide to close it, as we have done in the past and may do in the future, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Similarly, we may be committed to perform our obligations under the applicable leases even if current locations of our stores become unattractive as demographic patterns change. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could require us to close stores in desirable locations and have a material adverse effect on our business, financial condition and results of operations.

Our current and future operations substantially depend on our President and Chief Executive Officer and other current and future key executives and board members.

Our success depends, in substantial part, on our ability to attract and retain key personnel. In particular, the loss of the services of Libby Wadle, the Company’s President and Chief Executive Officer, would significantly impede implementation and execution of our business strategy and may result in the failure to reach our goals. The failure to enable a successful transition upon the departure of such key executives could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees.

Additionally, in connection with the Reorganization, we plan to hire additional key executives and members of our board of directors. Our future success will depend, in part, on the ability of our new executives and board members to quickly expand their knowledge of our operations, which will be critical to their ability to make informed decisions about our business and strategies, particularly given the competitive environment in which we operate. Many of the other specialty retail companies against which we compete for experienced talent have greater financial and other resources, different risk profiles, longer histories in the industry and greater ability to provide valuable cash or stock incentives to potential recruits than we do. They also may provide more diverse opportunities and better chances for career advancement. Competition for this experienced talent is intense and our failure to attract, train, retain and motivate such additional executives and board members could hinder or delay our strategic planning and execution, as well as adversely affect our ability to attract and retain other experienced and talented employees. The transition of our Board and management team may, during the period of transition, compromise our ability to compete effectively.

In addition, our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Our management team has never had responsibility for managing a publicly traded

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our management team may not be able to implement programs and policies in an effective and timely manner that adequately responds to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

If members of our management or key individuals decide to leave us in the future, if we decide to make further changes to the composition of, or the roles and responsibilities of, these individuals, if we are not successful in attracting, motivating and retaining other key executives, board members and/or employees, if we are not able to effectively transition new management to our team or if our management team does not quickly adapt to managing a public company, it could have a material adverse effect on our business, financial condition and results of operations.

Any significant interruption in the operations of the customer call, order fulfillment and distribution centers we utilize could disrupt our ability to process customer orders and to deliver our merchandise in a timely manner, which could have a material adverse effect on our business, financial condition and results of operations.

Prior to the Reorganization, we utilized a 458,000 square foot facility in Lynchburg, Virginia owned by J.Crew that houses a customer call center and order fulfillment operations for our e-commerce business and a 284,000 square foot facility in Asheville, North Carolina owned by J.Crew that primarily supports our stores to replenish merchandise. We will continue to utilize these facilities pursuant to the Transition Services Agreement for a specified period of time following the Reorganization, after which we will move our fulfillment operations to a third-party provider.

Although J.Crew maintains back-up systems for these facilities and we have capabilities to bypass our distribution centers by fulfilling some e-commerce orders directly from our store locations, we may not be able to prevent a significant interruption in our operations if one or both of these facilities were impacted by a natural disaster, accident, failure of the inventory locator or automated packing and shipping systems we use or other events. We have experienced interruptions in the past in connection with website systems we share with J.Crew and there can be no assurance that future interruptions will not occur. In addition, we may experience difficulty transitioning from order fulfillment operations provided by J.Crew to those provided by a third-party, and comparable services provided by a third party may not be as effective as those currently provided by J.Crew, potentially resulting in additional interruptions, delays and costs. Any significant interruption in the operation of our order fulfillment operations, including an interruption caused by a failure to successfully expand or upgrade systems or manage transitions to utilizing the expansions or upgrades, could reduce our ability to receive and process orders and provide products and services to our stores and our wholesale and retail customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand and have a material adverse effect on our business, financial condition and results of operations.

Third-party failure to deliver merchandise to our distribution centers, stores and retail or wholesale customers or a disruption or adverse condition affecting our distribution centers could result in lost sales or reduced demand for our merchandise.

Our success depends on the timely receipt of merchandise from our vendors to our distribution centers and stores, and timely delivery of merchandise from our distribution centers to stores and retail or wholesale customers, as applicable. Independent third-party transportation companies deliver our merchandise to our distribution centers, stores and customers. Some of these third parties employ personnel represented by labor unions. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand, increased logistics costs and excess inventory.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Immediately following the Reorganization, we will utilize distribution centers operated by J.Crew in North Carolina and Virginia pursuant to the Transition Services Agreement. Timely receipt of merchandise by these distribution centers, stores and customers may be affected by factors such as inclement weather, natural disasters, accidents, system failures and acts of terrorism. We may respond by increasing markdowns or initiating marketing promotions, which would decrease our gross profits and net income. While we have had no labor-related work stoppages and we believe our relationship with our associates is good, work stoppages or efforts by our associates to unionize at either of our distribution centers could disrupt our operations and harm our reputation.

Inability to recover from a business interruption and return to normal operations within a reasonable period of time could have a material adverse impact on our business, financial condition and results of operations.

If our independent manufacturers do not use ethical business practices or comply with applicable laws and regulations, our brand could be harmed due to negative publicity, which could have a material adverse effect on our business, financial condition and results of operations.

While we partner with organizations such as Fair Trade USA to ensure high-quality working conditions at the manufacturing facilities that we use and we, along with third parties that we retain for this purpose, monitor compliance with fair trade practices, we do not control our independent manufacturers. Accordingly, we cannot guarantee their compliance with our guidelines or applicable laws and regulations. Violation of labor or other laws by our independent manufacturers, or the divergence of an independent manufacturer’s practices from those generally accepted as ethical in the United States could result in negative publicity which could diminish the value of the Madewell brand, reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

We are subject to customs, advertising, consumer protection, product safety, environmental, zoning and occupancy and labor and employment laws that could require us to modify our current business practices, incur increased costs or harm our reputation if we do not comply.

We are subject to numerous laws and regulations, including customs, truth-in-advertising, consumer protection, health information privacy, identity theft, online privacy, product safety, environmental, unsolicited commercial communication and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability.

Legal requirements frequently change and are subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Failure to define clear roles and responsibilities or to regularly communicate with and train our associates may result in noncompliance with applicable laws and regulations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business. We expect the costs of compliance and risks to our business in this area to increase as we expand our e-commerce business and execute on our strategy to expand internationally. If these regulations were to change or were violated by our management, associates, suppliers or buying agents, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be adversely impacted by currency exchange rate fluctuations.

Our international revenues are a small percentage of our business that may increase if we expand internationally. As a result, our future revenues may be impacted by changes in foreign currency exchange rates,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

which could have a material adverse effect on our business, financial condition and results of operations. Revenues and certain expenses in markets outside the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Finally, our vendors and suppliers may also be impacted by currency exchange rate fluctuations with respect to the purchase of fabric and other raw materials.

Our business is affected by seasonality, which can result in fluctuations in our results of operations.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, our revenues are generally lower during the first and second fiscal quarters and higher in the fourth fiscal quarter associated with the holiday shopping season. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year. Accordingly, any factors that harm our fourth fiscal quarter results of operations, including adverse weather or unfavorable economic conditions, could have a disproportionate material adverse effect on our business, financial condition and results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit. Additional unplanned decreases in demand for our products could produce further reductions to our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including changes in discretionary spending, the timing of store openings and the revenues generated by new stores, merchandise mix and investments in marketing. As a result, historical period-to-period comparisons of our revenues and results of operations are not necessarily indicative of future period-to-period results. See “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business.”

We have substantial goodwill recorded on our balance sheet, which may be subject to impairment losses in the future.

Certain factors, including consumer spending levels, industry and macroeconomic conditions, and the future profitability of our businesses, might have a negative impact on the carrying value of our goodwill and fixed assets. We could experience material impairment losses in the future. Although an impairment charge would be a non-cash expense, any impairment charges could materially increase our expenses and reduce our profitability. The process of testing goodwill for impairment involves numerous judgments, assumptions and estimates made by management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill may become impaired in future periods. This would, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may be a party to legal proceedings in the future that could adversely affect our business.

From time to time, like others in the specialty retail industry, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, intellectual property, consumer protection, consumer accessibility and other proceedings arising in the ordinary course of business. In addition, there are an increasing number of cases being filed in the specialty retail industry, including those that we have been subject to or may be subject to in the future, that contain class and representative action allegations, such as those relating to data privacy and wage and hour laws. We evaluate our exposure to these legal proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have a material adverse effect on our business, financial condition and results of operations.

We could be subject to changes in our tax rates and the adoption of new U.S. or international tax legislation or exposed to additional tax liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to taxes in the United States and in certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation, including in the United States.

We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service (the “IRS”) and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, particularly in the United States, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, it may have a material adverse effect on our business, financial condition and results of operations.

In December 2017, President Donald Trump signed into law legislation that significantly revises the Internal Revenue Code of 1986, as amended (the “Code”). Such changes include a reduction in the corporate tax rate from 35% to 21% and limitations on certain corporate deductions and credits, including significant limitations on the deductibility of interest, among other changes. Notwithstanding the reduction in the corporate income tax rate, the overall impact of this federal tax law has had and is expected to continue to have a negative impact on our results of operations, which may be material.

Reductions in the volume of mall traffic or the closing of shopping malls as a result of changing economic conditions or demographic patterns could significantly reduce our sales and leave us with excess inventory.

Approximately half of our stores are currently located in shopping malls. Sales at stores located in malls are highly dependent on the traffic in those malls and the ability of developers to generate traffic near our stores. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores and other area attractions, to generate consumer traffic in the vicinity of our stores. Unfavorable economic conditions and changes in consumer behavior, particularly in certain regions, have adversely affected mall traffic and resulted in the closing of certain anchor stores and has threatened the viability of certain commercial real estate firms which operate major shopping malls. A continuation of this trend, including failure of a large commercial landlord or continued declines in the popularity of mall shopping generally among our customers, would reduce our sales and leave us with excess inventory.

Inventory shrinkage could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the risk of inventory loss and theft. Although our inventory shrinkage rates have not been material, or fluctuated significantly in recent years, there can be no assurances that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, it could have a material adverse effect on our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations with us.

We are party to contracts, transactions and business relationships with various third parties pursuant to which such third parties have performance, payment and other obligations to us. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired. We cannot make any assurances that we would be able to arrange for alternate or replacement contracts transactions or business relationships on terms as favorable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.

The Reorganization and related transactions may expose us to potential liabilities arising out of state and federal fraudulent transfer laws and legal distribution requirements.

The Reorganization could be challenged under various state and federal fraudulent transfer laws. An unpaid creditor of J.Crew or a representative thereof could claim that the Reorganization is subject to avoidance pursuant to state or federal fraudulent transfer laws, including on the basis that (i) the Reorganization was effected to hinder, delay, or defraud the unpaid creditor, (ii) J.Crew received less than reasonably equivalent value in connection with the Reorganization and the Reorganization (a) was effected with, or resulted in, an insolvent J.Crew, (b) resulted in J.Crew having unreasonably small capital, or (c) resulted in J.Crew incurring debts beyond its ability to repay such debts as they mature. If a court believed that the Reorganization was not subject to a safe harbor and agreed with such unpaid creditor that the Reorganization constituted a fraudulent transfer, then such court could impose a number of different remedies, including voiding the Reorganization, returning our assets or your shares in our company to J.Crew or providing J.Crew with a claim for money damages against us in an amount equal to the difference between the consideration received by J.Crew and our fair market value at the time of the Reorganization. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that J.Crew was solvent at the time of or after giving effect to the Reorganization, including the distribution of our common stock. Any successful claim that the Reorganization was a fraudulent transfer would have a material adverse effect on our business, financial condition and results of operations.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or any inability to timely deliver such communications could materially adversely affect our net revenue and business.

Our business is highly dependent upon email and other messaging services for promoting our brand, products and e-commerce platforms. We provide emails and “push” communications to inform consumers of new products, shipping specials and other promotions. We believe these messages are an important part of our consumer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our net revenue and profitability would be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

messaging services to send communications to consumers may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could have a material adverse effect on our business, financial condition and results of operations.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. In addition to privacy and data security, these regulations and laws may involve taxes, tariffs, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing, third-party cookies, web beacons and similar technology for online behavioral advertising and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit cards, debit cards, gift cards, PayPal, cash and bank checks. For existing and future payment methods we offer to our customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in increased costs and reduce the ease of use of certain payment methods), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time, raising our operating costs and lowering our profitability. We rely on third-party service providers for payment processing services, including the processing of credit and debit cards. Our business may be negatively affected if these third-party service providers become unwilling or unable to provide these services to us. We are also subject to payment card brand operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

banks’ costs, subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from our customers and process electronic funds transfers or facilitate other types of payments. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during that time. We also sell our products in several countries outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control (OFAC).

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anticorruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Our failure to find store employees that reflect our brand image and embody our culture could have a material adverse effect on our business, financial condition and results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our culture and customers, and are able to adequately and effectively represent this culture and establish credibility with our customers. The store employee turnover rate in the specialty retail industry is generally high. Labor shortages and excessive store employee turnover will result in higher employee costs associated with finding, hiring and training new store employees. If we are unable to attract, hire and retain store personnel capable of consistently providing exceptional customer service, as demonstrated by their enthusiasm for our culture and brand, understanding of our clients and knowledge of the merchandise we offer, our ability to open new stores and operate existing stores may be impaired and our performance and brand image may be negatively impacted. Competition for such qualified individuals and wage increases by other retailers could require us to pay higher wages to attract a sufficient

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

number of employees. Any such failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business, financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment or results of operations that are lower than our current estimates at certain store locations may cause us to incur impairment charges on certain long-lived assets, which may have a material adverse effect on our business, financial condition and results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual store operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future results of operations. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, it may have a material adverse effect on our business, financial condition and results of operations.

Changes in generally accepted accounting principles in the United States could have a material adverse effect on our previously reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and to interpret appropriate accounting principles. For example, in February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. We adopted the pronouncements in the first quarter of fiscal 2019 using the effective date method whereby initial application occurs on the date of adoption with comparative periods unchanged. Upon adoption of the new standard, we recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. We utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. We elected to use hindsight in determining the lease term. Future changes such as these to accounting principles or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

Climate change and related regulatory responses may adversely impact our business.

There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our product costs and impact the types of apparel products that consumers purchase. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations.

In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

potential to impact our operations directly or indirectly as a result of required compliance by us, our suppliers and our contract manufacturers. In addition, we may choose to take voluntary steps to mitigate our impact on climate change. As a result, we may experience increases in energy, production, transportation and raw material costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Further, extreme weather conditions in the areas in which our stores are located may cause a greater number of store closures or lost revenue than we have historically experienced. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions, which could adversely affect our ability to execute our ability to effectively offer seasonal merchandise. Reduced revenue from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We are subject to insurance-related risks.

We believe that we have, and will continue to maintain following the Reorganization, insurance customary for businesses of our size and type, including liability insurance, property and business interruption insurance, directors’ and officers’ insurance, and cyber insurance, with deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us on a timely basis. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure. If we incur these losses and they are material, it may have a material adverse effect on our business, financial condition and results of operations. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Risks Related to the Reorganization

Our substantial indebtedness following the completion of the Reorganization, as well as the documents governing such indebtedness, may adversely affect our financial health and operating flexibility.

We will incur a substantial amount of new indebtedness in connection with the Reorganization, and would have had approximately $                million of outstanding indebtedness as of February 2, 2019, pro forma for the Reorganization. This substantial amount of indebtedness could have important consequences to us, including:

This substantial amount of indebtedness could have important consequences to us, including:

•	limiting our ability or increasing the costs to refinance our indebtedness;

•

limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our business strategy or other purposes limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are not as highly leveraged;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	increasing our vulnerability to general adverse economic and industry conditions, including increases in interest rates; and

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures.

We also have, and will continue to have, significant lease obligations. As of February 2, 2019, our minimum annual rental obligations under long-term operating leases for fiscal 2019 and fiscal 2020 are $34.2 million and $32.0 million, respectively.

The financing agreements governing the new indebtedness we expect to incur in connection with the Reorganization will contain various covenants and restrictions, including                .

These restrictions could affect our ability to operate our business and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect our ability to finance our operations, make strategic acquisitions, investments or alliances, restructure our organization or finance our capital needs. Additionally, our ability to comply with these covenants and restrictions may be affected by events beyond our control. These include prevailing economic, financial and industry conditions.

The historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business are not necessarily representative of the results we would have achieved after giving effect to the Reorganization and may not be a reliable indicator of our future results.

The historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future for the following reasons, among others:

•

the historical consolidated financial data of Chinos Holdings includes the financial condition, results of operations and cash flows of the J.Crew business, which will be spun off and will not be a part of our business after the Reorganization;

•

the historical consolidated financial data of Chinos Holdings and the supplemental historical combined financial data of the Madewell business do not reflect the Reorganization or the tax impact thereof or one-time expenses relating to the Reorganization;

•

the supplemental historical combined financial data of the Madewell business reflects expense allocations for certain support functions that are provided on a centralized basis within J.Crew, such as expenses for, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership that may be materially higher or lower than the comparable expenses we will occur under the Transition Services Agreement, or will incur in the future as a standalone, publicly traded company;

•

our cost of debt and our capital structure will be different from that reflected in the historical consolidated financial data of Chinos Holdings because they do not give effect to the repayment of the pre-Reorganization debt and the incurrence of new indebtedness in connection with the Reorganization;

•

our cost of debt and our capital structure will be different from that reflected in the supplemental historical combined financial statements of the Madewell business because they not include an allocation of debt or interest expense from Chinos Holdings because we are not considered the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

obligor of such debt for accounting purposes and because the borrowings were not directly attributable to our business and they do not reflect the incurrence of new indebtedness in connection with the Reorganization;

•

significant increases may occur in our cost structure as a result of this offering, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and

•

this offering may have a material effect on our customers and other business relationships, including supplier relationships, and may result in the loss of preferred pricing available by virtue of our reduced relationship with J.Crew.

Our financial condition and future results of operations, after giving effect to the Reorganization, will be materially different from amounts reflected in the historical consolidated financial statements of Chinos Holdings and the supplemental historical combined financial statements of the Madewell business included elsewhere in this prospectus. As a result of the Reorganization, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

We and our subsidiaries may not be able to generate sufficient cash to service all of our indebtedness, may not be able to refinance all of our indebtedness before it becomes due and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability and our subsidiaries’ ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. In addition, because we derive a substantial portion of our operating income from our subsidiaries, our ability to repay our debt depends upon the performance of our subsidiaries, their ability to dividend or distribute funds to us and our receipt of funds.

We and our subsidiaries may not be able to generate cash flows from the operations on an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability pursue these alternative measures. These alternatives measures may not be successful and may not permit us or our subsidiaries to meet scheduled debt service obligations.

The unaudited pro forma consolidated financial information in this prospectus is based on estimates and assumptions that may prove to be materially different from our actual experience.

In preparing the unaudited pro forma consolidated financial information included elsewhere in this prospectus, we have made certain adjustments to the historical combined financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Reorganization. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain.

These estimates and assumptions used in the preparation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual financial condition and results of operation. The unaudited pro forma consolidated financial information included elsewhere in this

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

prospectus does not purport to represent what our results of operations would actually have been had we operated as a standalone public company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma consolidated financial information and related notes. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings.”

As a result of the Separation, we will lose J.Crew’s brand, reputation, capital base and other resources, and may experience difficulty operating as a standalone company.

We believe our association with J.Crew has contributed to our building relationships with our customers due to J.Crew’s globally recognized brand and perceived high-quality products. The Separation could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products or limit our growth.

The loss of J.Crew’s scale, capital base and customer and supplier relationships may also prompt suppliers to reprice, modify or terminate their relationships with us. In addition, J.Crew’s reduction of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that the Reorganization will have on our business, our clients, vendors or other persons.

Further, because we have not operated the Madewell business as a standalone, publicly traded company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by J.Crew to our company, and in connection with the Separation, may also face difficulty in separating our assets from J.Crew’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be materially adversely affected if we have difficulty operating as a standalone, publicly traded company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from J.Crew’s assets or integrating newly-acquired assets.

J.Crew may compete with us.

J.Crew will not be restricted from competing with us in the specialty retail industry and it may have a competitive advantage over us. This may have a material adverse effect on our business, financial condition and results of operations.

We will incur significant charges in connection with this offering and the Reorganization transactions and incremental costs as a standalone public company.

We will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access after this offering. We may also need to make investments or hire additional employees to operate without the same access to J.Crew’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate and the timing of the incurrence of these costs is subject to change.

J.Crew currently performs or supports many important corporate functions for our company. The supplemental historical combined financial statements of the Madewell business reflect charges for these services on an allocated basis. Following this offering, many of these services will be governed by the Transition Services Agreement. Under the Transition Services Agreement, we will be able to use these J.Crew services for a fixed term established on a service-by-service basis.

Additionally, after the Transition Services Agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

from J.Crew. When we begin to operate these functions separately, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from J.Crew, which may not be addressed in our Transition Services Agreement. The level of this informal support will diminish or be eliminated following this offering.

In addition, the supplemental historical combined financial statements of the Madewell business include the Allocated Costs, which have historically been held at the Chinos Holdings corporate level but which are specifically identifiable or attributable to the businesses being transferred to us in connection with the Separation. The value of the assets and liabilities we assume in connection with the Reorganization could ultimately be materially different than such attributions, which could have a material adverse effect on our financial condition. Similarly, our actual costs and expenses as a standalone company could be materially higher than is currently reflected in the supplemental historical combined financial statements of the Madewell business.

In connection with the Separation, J.Crew will indemnify us and we will indemnify J.Crew for certain liabilities. There can be no assurance that the indemnities from J.Crew will be sufficient to insure us against the full amount of such liabilities.

The Transition Services Agreement that we will enter into with one or more J.Crew entities in connection with the Separation will provide, among other things, that J.Crew generally will indemnify us for losses that we incur arising out of, or relating to, the businesses conducted by J.Crew and losses that we incur arising out of, or relating to, J.Crew’s breach of                 . In addition, we generally will indemnify J.Crew for losses that J.Crew incurs arising out of, or relating to, our business and losses J.Crew incurs arising out of, or relating to, our breach of                 . We may not be able to recover any or all of the amount of indemnified losses from J.Crew should it be financially unable to perform under its indemnification obligations due to financial distress, or other reasons. In addition, we may be required to make substantial payments under our indemnity obligations to J.Crew, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to litigation related to the Reorganization.

Litigation frequently follows the announcement of transformative business transactions and stockholders in J.Crew may seek damages or other remedies in connection with the Reorganization and this offering. Any such litigation could be expensive and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There is no existing market for our common stock and an active, liquid trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our shares that you purchase. The initial public offering price of our common stock will be determined by negotiation between us and the underwriters, and may not be indicative of prices that will prevail after the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares at, or above, the initial public offering price.

The price of our common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

conditions could reduce the market price of our common stock, regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

•	market conditions in the broader stock market;

•	actual or anticipated variations in our quarterly results of operations;

•	developments in our industry in general;

•	variations in results of operations of similar companies;

•	introduction of new products by us or our competitors;

•	issuance of new, negative, or changed securities analysts’ reports or recommendations or estimates;

•	sales, or anticipated sales, of our stock, including sales by our officers, directors, and significant stockholders;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	announcements, media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our common stock;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	other events or factors, including those resulting from system failures and disruptions, earthquakes, hurricanes, war, acts of terrorism, other natural disasters or responses to these events;

•	changes in accounting principles;

•	share-based compensation expense under applicable accounting standards;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition and results of operations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, publish inaccurate or unfavorable research about our business or cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

Upon completion of this offering, there will be                shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. At the time of this offering, we also will have                registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase                 shares of common stock are outstanding and options to purchase                shares of common stock and restricted stock units representing                 shares of common stock will be issued in connection with this offering, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding,                 will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act, or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Other Information Related to this Offering—Shares Eligible for Future Sale.”

We, each of our officers and directors and certain other holders of our common stock have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of                 , dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock.                 , in their sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See “Other Information Related to This Offering—Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See “Other Information Related to This Offering—Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or to pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. We do not intend in the foreseeable future to pay any dividends to holders of our common stock. We currently intend to retain our future earnings, if any, for the foreseeable future to repay indebtedness and to support our general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

common stock will appreciate in value or even maintain the price at which investors have purchased their shares. However, the payment of future dividends will be at the discretion of our Board, subject to applicable law, and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions that apply to the payment of dividends, and other considerations that our Board deems relevant. See “Dividend Policy.” As a consequence of these limitations and restrictions, we may not be able to make the payment of dividends on our common stock.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of February 2, 2019, and the initial public offering price of $         per share, you will incur immediate and substantial dilution in the amount of $        per share. See “Dilution.”

As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.

As a standalone public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations of the NYSE or NASDAQ. We will have to establish procedures and practices required as a separate, standalone public company. Establishing such procedures and practices will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a standalone public company may divert some of management’s attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for fiscal 2020. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting beginning with our annual report on Form 10-K for fiscal 2020. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our Company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could delay

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to                shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders, even where stockholders are offered a premium for their shares. See “Other Information Related to this Offering—Description of Capital Stock—Anti-takeover Provisions.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including, without limitation, statements concerning the conditions of the specialty retail industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts, and future expenses. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Prospectus Summary,” “Risk Factors,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Chinos Holdings Business,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business” and “Additional Information Related to the Madewell Business—Madewell Business.”

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions and the following:

•	Our failure to predict fashion trends or react to changing consumer preferences in a timely manner.

•	Damage to our brand or reputation due to negative publicity.

•	Heightened competition from other specialty retailers, including those with a similar focus on denim, certain of which have substantially greater resources than we do.

•	Our ability to enhance and expand our omnichannel capabilities through the further integration our in store and e-commerce channels.

•	Our ability to execute on our real estate strategy.

•	Disruptions to the operations of our order and distribution centers or failure of third-party vendors.

•	Changes in U.S. foreign trade policy, the imposition of tariffs or trade disputes.

•	The impact of global economic conditions affecting the production or transportation costs of our products.

•	Our dependence on our relationship with J.Crew for certain operational and corporate functions following the Separation and J.Crew’s ability to perform these functions.

•	Changes in, or failure to comply with, government regulation of the Internet and e-commerce, data privacy, anti-corruption and anti-bribery laws.

•	Our substantial indebtedness following the completion of the Reorganization.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	The loss of our access to certain of J.Crew’s brand, services, reputation, capital base and other resources following the Separation.

•	The other factors set forth under “Risk Factors.”

See “Risk Factors” for a further description of these and other factors. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

THE REORGANIZATION

Prior to the completion of this offering, Chinos Holdings is a holding company that is the ultimate parent of various subsidiaries that operate the Madewell business and the J.Crew business.

Concurrent with the completion of this offering, Chinos Holdings will undergo a series of transactions pursuant to which it will:

•

effect the Separation, pursuant to which it will spinoff the J.Crew business to its stockholders, after which (i) the J.Crew business will cease to be a part of Chinos Holdings and (ii) certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis;

•

enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Separation;

•	exchange shares of its common stock for certain of its pre-Separation indebtedness;

•	incur new debt obligations and use the net proceeds it receives therefrom together with the proceeds from this offering to repay its remaining pre-Separation indebtedness; and

•	convert its preferred stock into common stock.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew” for additional information.

After the Reorganization, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering. In addition, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness after the Reorganization.

We will provide further information regarding the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares, assuming an initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with proceeds from debt obligations we will incur in connection with the Reorganization, to repay certain of Chinos Holdings’ pre-Reorganization indebtedness and the remainder for general corporate purposes. We will provide further information regarding the debt to be repaid using the proceeds of this offering in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $                 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds by $                , assuming the initial public offering price of $                per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our board of directors and will take into account:

•	restrictions in our debt instruments;

•	general economic business conditions;

•	our earnings, financial condition and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our board of directors may deem relevant.

See “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock—Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price,” “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of Our Common Stock,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business—Liquidity and Capital Resources,” “Additional Information Related to the Madewell Business—Description of Material Indebtedness of Madewell” and “Other Information Related to this Offering—Description of Capital Stock.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of February 2, 2019:

•	on an actual basis for Chinos Holdings;

•	on a pro forma basis to give effect to (i) the Separation and (ii) the Transition Services Agreement, as if such transactions had occurred on February 2, 2019; and

•

on a pro forma, as adjusted basis to further reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $             per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of new indebtedness in connection with the Reorganization; (iii) the application of the net proceeds of this offering together with the net proceeds from the incurrence of new indebtedness to repay certain pre-Reorganization indebtedness of Chinos Holdings, as described in “Use of Proceeds;” and (iv) the exchange of shares of Chinos Holdings common stock for certain of its pre-Reorganization indebtedness, as if such transactions had occurred on February 2, 2019.

The information below is not necessarily indicative of what the cash and cash equivalents and capitalization of Chinos Holdings would have been had the Reorganization been completed as of February 2, 2019. In addition, it is not indicative of our future cash and cash equivalents and capitalization.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

This table is derived, in part, from, and should be read in conjunction with the supplemental historical combined financial statements of the Madewell business and our unaudited pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Basis of Financial Presentation” “Use of Proceeds,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Other Information Related to this Offering—Description of Capital Stock,” the historical consolidated financial statements of Chinos Holdings and the notes thereto included elsewhere in this prospectus and the supplemental historical combined financial statements of the Madewell business and notes thereto appearing elsewhere in this prospectus.

	As of February 2, 2019
	Chinos Holdings Actual	Chinos Holdings Pro Forma	Chinos Holdings Pro Forma, As Adjusted
(Dollars in millions)
Cash and cash equivalents	$28,055	$	$

Long-term debt, net(b)	1,766,919
Mezzanine equity:
Series A preferred stock, no par value; 190,000 shares authorized; 189,688 shares issued and outstanding; liquidation preference of $199,453 at February 2, 2019 actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	75,051
Series B preferred stock, no par value; 130,000 shares authorized; 110,000 shares issued and outstanding; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	119,261
Stockholders’ equity (deficit):
Common stock, $0.00001 par value; 200,000,000 shares authorized; 123,930,076 and 113,545,216 shares issued and outstanding, respectively, actual; shares authorized pro forma and pro forma as adjusted; shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	928
Treasury stock, at cost (593,019 shares)	(2,453)
Additional paid in capital	606,488
Accumulated other comprehensive loss	(1,967)
Accumulated deficit	(2,172,745)

Total stockholders’ equity (deficit)	(1,569,749)

Total capitalization	$391,482	$	$

(a)

Each $1.00 increase or decrease in the public offering price per share would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $             million (assuming no exercise of the underwriters’ option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by $            , based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus.

(b)	For a description of our indebtedness, see “Additional Information Related to Chinos Holdings—Description of Certain Indebtedness of Chinos Holdings.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value as of February 2, 2019 was $            , or $             per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities after giving effect to the Reorganization and a stock split of Chinos Holdings common stock on a              for              basis, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding after giving effect to such transactions.

After giving further effect to (i) the sale of                  shares of common stock in this offering at the assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and (ii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of February 2, 2019 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), would increase (decrease) our as adjusted net tangible book value, after this offering by $             million, or $             per share and the dilution per share to new investors by $            , in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, our pro forma net tangible book value would be $             per share. This represents a decrease in pro forma as adjusted net tangible book value of $             per share to our existing investors and an immediate dilution of $             per share to new investors.

A one million increase (decrease) in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value by approximately $                million, or $                per share, and the dilution per share to new investors by approximately $                , in each case assuming the initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of February 2, 2019, after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $             per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

If the underwriters were to fully exercise their option to purchase                  additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be     %, and the percentage of shares of our common stock held by new investors would be     %.

The foregoing tables and calculations exclude              shares of our common stock, reserved for future issuance under our 2019 Equity Incentive Plan as of the date hereof, which will be effective upon the completion of this offering. To the extent equity awards are granted and exercised, there will be further dilution to new investors.

The above discussion and tables are based on the number of shares outstanding at                 , after giving effect to the Reorganization. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

ADDITIONAL INFORMATION RELATED TO CHINOS HOLDINGS

The information appearing in this section includes additional information regarding the J.Crew business that will be spun off from Chinos Holdings in the Separation. Chinos Holdings, Inc., the issuer of common stock in this offering, will have no interest in the J.Crew business after giving effect to the Reorganization. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following tables set forth selected historical consolidated financial data of Chinos Holdings and its consolidated subsidiaries. They include the results of operations, assets and liabilities associated with both the Madewell business and J.Crew business. The J.Crew business will be spun off from Chinos Holdings in the Separation. An investment in us in this offering is an investment in the Madewell business. We will not own, operate or have any interest in the J.Crew business following the Reorganization, however, we will receive certain services from and make related payments to the J.Crew business under the Transition Services Agreement as further described in “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew—Transition Services Agreement” contained elsewhere in this prospectus. You should read the information set forth below in conjunction with “Use of Proceeds,” “Capitalization,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings” and the audited historical consolidated financial statements of Chinos Holdings and notes thereto included elsewhere in this prospectus.

The selected historical consolidated financial data for fiscal 2018, fiscal 2017 and fiscal 2016 and as of February 2, 2019 and February 3, 2018 is based on the historical consolidated financial statements of Chinos Holdings included elsewhere in this prospectus. The selected historical consolidated financial data for fiscal 2015 and fiscal 2014, and as of January 28, 2017, January 30, 2016 and January 31, 2015 is based on the unaudited pro forma consolidated financial statements of Chinos Holdings which are not included in this prospectus. Once we have completed the Reorganization, results of operations of the J.Crew business will be reported as discontinued operations for accounting purposes and our continuing operations will consist solely of the Madewell business. The historical results of operations of the J.Crew business reported as discontinued operations may not be comparable to the adjustments to our unaudited pro forma consolidated financial data for the Separation of the J.Crew business. See “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business” for additional information regarding the operations and assets and liabilities of the Madewell business. Accordingly, the historical results of Chinos Holdings presented below will not be indicative of the results to be expected for any future period.

	For the Year Ended
(Dollars in thousands, unless otherwise indicated)	February 2, 2019	February 3, 2018(a)	January 28, 2017	January 30, 2016(c)	January 31, 2015(c)
				(Unaudited)	(Unaudited)
Income Statement Data:
Total revenues	$2,483,994	$2,373,695	$2,431,595	$2,505,827	$2,579,695
Cost of goods sold, including buying and occupancy costs	1,648,330	1,476,064	1,550,305	1,610,256	1,608,777

Gross profit	835,664	897,631	881,290	895,571	970,918
Selling, general and administrative expenses	814,337	851,658	824,290	834,137	845,953
Impairment losses	10,765	141,187	7,752	1,381,642	709,985

Income (loss) from operations	10,562	(95,214)	49,248	(1,320,208)	(585,020)
Interest expense, net	78,738	97,866	125,530	111,334	114,786
Loss on refinancings	—	11,749	435	—	58,960
Benefit for income taxes	(398)	(133,120)	(6,308)	(163,249)	(76,126)

Net loss	$(67,778)	$(71,709)	$(70,409)	$(1,268,293)	$(682,640)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

	For the Year Ended
(Dollars in thousands, unless otherwise indicated)	February 2, 2019	February 3, 2018(a)	January 28, 2017	January 30, 2016(c)	January 31, 2015(c)
				(Unaudited)	(Unaudited)
Operating Data:
Revenues:
J.Crew	$1,779,547	$1,848,034	$2,018,542	$2,146,710	$2,295,109
Madewell	529,148	419,776	341,468	300,982	245,340
Other	175,299	105,885	71,585	58,135	39,246

Total revenues	$2,483,994	$2,373,695	$2,431,595	$2,505,827	$2,579,695

Increase (decrease) in comparable company sales(b)	6.0%	(6.1)%	(6.1)%	(8.2)%	(0.7)%
Stores open at end of period:
J.Crew	377	411	460	446	419
Madewell	129	121	113	103	85

Total stores open at end of period	506	532	573	549	504

Capital expenditures:
J.Crew new stores and store improvements	$5,802	$7,842	$28,518	$44,622	$54,135
Madewell new stores and store improvements	10,096	7,828	10,860	15,213	16,502
Other	36,838	24,008	40,762	43,822	57,237

Total capital expenditures	$52,736	$39,678	$80,140	$103,657	$127,874

Depreciation of property and equipment	$88,028	$101,288	$109,503	$103,966	$93,458

Amortization of intangible assets	$7,236	$9,086	$10,540	$15,559	$15,944

(a)	Consists of 53 weeks.
(b)	Calculated on a 52-week basis.
(c)	Fiscal 2015 and fiscal 2014 amounts do not reflect the adoption of new revenue recognition guidance.

	As of
(Dollars in thousands, unless otherwise indicated)	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016(a)	January 31, 2015(a)
			(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$28,055	$109,468	$132,259	$87,816	$111,791

Total assets(b)	$1,223,937	$1,212,622	$1,445,501	$1,528,236	$2,929,753

Total debt, net	$1,866,227	$1,933,065	$2,049,411	$2,011,589	$2,021,086

Total stockholders’ equity (deficit)	$(1,569,749)	$(1,481,445)	$(1,307,354)	$(1,238,268)	$34,301

(a)	Fiscal 2015 and fiscal 2014 amounts do not reflect the adoption of new revenue recognition guidance.
(b)	Includes restricted cash of $13.7 million at February 2, 2019.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF CHINOS HOLDINGS

The following unaudited pro forma consolidated financial data presents the historical consolidated statements of operations of Chinos Holdings for fiscal 2018 and the consolidated balance sheet of Chinos Holdings as of February 2, 2019 after giving effect to the transactions and adjustments as described in the accompanying notes. In management’s opinion, the unaudited pro forma consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma consolidated results of operations and our unaudited pro forma consolidated balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable, and, with respect to the statement of operations, (iii) expected to have a continuing impact on us. The pro forma adjustments are based on assumptions that management believes are reasonable given the best information currently available.

The following unaudited pro forma consolidated financial statements should be read in conjunction with “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings,” “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings,” the historical consolidated financial statements of Chinos Holdings and related notes thereto appearing elsewhere in this prospectus and “The Reorganization.”

The unaudited pro forma consolidated financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had the Madewell business been operated as an independent, publicly traded company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma consolidated financial statements also should not be considered indicative of our future results of operations or financial position as an independent, publicly traded company after the completion of this offering.

This unaudited pro forma consolidated financial data give effect to anticipated transactions and adjustments that are relevant to an understanding of the business being offered and will have a material impact on the comparability of the results of operations of Chinos Holdings. They are described below and are as follows: (i) “—The Separation,” (ii) “—The Transition Services Agreement” and (iii) “—This Offering.”

The Separation

As described in “The Reorganization” included elsewhere in this prospectus, Chinos Holdings is pursuing the Separation, pursuant to which it will effect a series of transactions to spinoff the J.Crew business to its stockholders, after which the J.Crew business will cease to be a part of Chinos Holdings. We refer to this series of transactions as the “Separation.” After the Separation, certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis. Once these transactions have occurred, the J.Crew business will be owned and operated separately from us. After completion of this offering, the Madewell business will represent our only assets, liabilities, and operations. Although Chinos Holdings, Inc. is the legal issuer of the shares offered in this offering, an investment in us in this offering is an investment in the Madewell business. In addition, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness after the Reorganization. Following the completion of this offering, we expect to report the J.Crew business operations as discontinued operations in accordance with ASC Topic 205 Presentation of Financial Statements beginning with our first financial statements filed after the effectiveness of the registration statement of which this prospectus forms a part. All pro forma adjustments to our historical financial statements that relate to the Separation are described as “Separation Adjustments” and they are included under the caption “—The Separation.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The Transition Services Agreement

In connection with the Separation, concurrently with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

This Offering

Pro forma adjustments in connection with this offering to reflect (i) our receipt of the estimated net proceeds from the sale of common stock by us in the offering at an assumed initial public offering price of $             per share (the midpoint of the range appearing on the cover page of this prospectus), after deducting the assumed underwriting discount and commissions and estimated fees and expenses payable by us; (ii) the incurrence of new indebtedness in connection with the Reorganization; (iii) the application of the net proceeds of this offering together with the proceeds from the incurrence of new indebtedness to repay certain pre-Reorganization indebtedness of Chinos Holdings, as described in “Use of Proceeds;” and (iv) the exchange of shares of Chinos Holdings common stock for certain of its pre-Reorganization indebtedness. After the Reorganization, we will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness.

We have not adjusted the accompanying unaudited pro forma combined statements of operations for new costs relating to our public reporting and compliance obligations as an independent, publicly traded company as they are projected amounts based on estimates and are not factually supportable. We anticipate that we will incur between approximately $             and $             in new costs relating to our public reporting and compliance obligations on an annual basis upon completion of this offering.

The unaudited pro forma combined statements of operations exclude certain non-recurring costs that we have incurred or expect to incur related to the Reorganization and this offering. We expect these costs to be in a range from $             million to $             million.

Unaudited Pro Forma Financial Data

In accordance with Article 11 of Regulation S-X we have provided the unaudited pro forma consolidated statements of operations of Chinos Holdings for fiscal 2018, presented on a pro forma basis to give effect to the Separation, the Transition Services Agreement and the offering as if they had occurred on February 4, 2018 and the unaudited pro forma consolidated balance sheet of Chinos Holdings as of February 2, 2019 as if these transactions had occurred on February 2, 2019.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED FEBRUARY 2, 2019

	Actual	The Separation		The Transition Services Agreement		This Offering
		Separation Adjustments	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments	Pro Forma
(Dollars in thousands)
Revenues	$2,483,994	$	$	$	$	$	$
Cost of goods sold, including buying and occupancy costs	1,648,330

Gross profit	$835,664	$	$	$	$	$	$

Selling, general and administrative expenses	814,337
Loss before income taxes	(68,176)
Benefit for income taxes	(398)

Net income (loss)	$(67,778)	$	$	$	$	$	$

Income (loss) per share
Basic	$(0.86)	$	$	$	$	$	$
Diluted	$(0.86)	$	$	$	$	$	$
Weighted average common shares outstanding (in thousands)
Basic	113,057
Diluted	113,057

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF FEBRUARY 2, 2019

	Actual	The Separation		The Transition Services Agreement		This Offering
		Separation Adjustments	Pro Forma	Transition Services Agreement Adjustments	Pro Forma	Offering Adjustments	Pro Forma
(Dollars in thousands)
Current Assets:
Cash and cash equivalents	$28,055	$	$	$	$	$	$
Accounts receivable, net	40,342
Merchandise inventories, net	390,470
Prepaid expenses and other current assets	84,942

Total current assets	$564,856	$	$	$	$	$	$

Property and equipment, net	243,620
Intangible assets, net	301,397
Goodwill	107,900
Other assets	6,164

Total assets	$1,223,937	$	$	$	$	$	$

Current Liabilities:
Accounts payable	259,705
Other current liabilities	245,142

Total current liabilities	$680,217	$	$	$	$	$	$

Lease-related deferred credits, net	106,037
Deferred income taxes, net	18,943

Total liabilities	$2,599,374	$	$	$	$	$	$

Stockholders’ equity (deficit):
Common stock $0.00001 par value; 200,000,000 shares authorized; 123,930,076 and 118,503,554 shares issued; 113,545,216 and 112,740,100 shares outstanding	928
Retained earnings (accumulated deficit)	(2,172,745)

Total stockholders’ equity (deficit)	$(1,569,749)	$	$	$	$	$	$

Total liabilities and stockholders’ equity (deficit)	$1,223,937	$	$	$	$	$	$

See accompanying Notes to Unaudited Pro Forma Consolidated Financial Statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

We will provide notes to our unaudited pro forma consolidated financial statements in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CHINOS HOLDINGS

The following is a discussion and analysis of the financial condition and results of operations of Chinos Holdings as of, and for, the periods presented. Such information includes the J.Crew business that will be spun off pursuant to the Separation and does not give effect to the Reorganization and may not be comparable to the financial condition and results of operations of Chinos Holdings after the completion of the Reorganization. See “—Basis of Presentation.” You should read the following discussion together with “Additional Information Related to Chinos Holdings—Selected Historical Consolidated Financial Data of Chinos Holdings” and the historical consolidated financial statements of Chinos Holdings and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, Chinos Holdings’ expectations for the future of its business, and Chinos Holdings’ liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Chinos Holdings’ actual results may differ materially from those contained in or implied by these forward-looking statements.

The businesses of Chinos Holdings described in this section represent the combined financial condition and results of operations of the J.Crew business and the Madewell business. The J.Crew business will not be owned by investors in this offering following the Reorganization. An investment in us in this offering is an investment in the Madewell business. In addition, the following includes discussion and analysis of Chinos Holdings’ historical indebtedness. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization. Chinos Holdings’ presentation of certain financial information, such as revenues, is different from, and may not be comparable to, the presentation of corresponding financial information for the Madewell business. For a discussion and analysis of the financial information relating solely to the Madewell business, please see “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business.”

Chinos Holdings’ fiscal year ends on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020.

As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business, in each case, prior to giving effect to the Reorganization.

Business Summary

As of February 2, 2019, we operated 203 J.Crew retail stores, 174 J.Crew factory stores (including 42 J.Crew Mercantile stores) and 129 Madewell stores throughout the United States, Canada, the United Kingdom and Hong Kong; compared to 235 J.Crew retail stores, 176 J.Crew factory stores (including 42 J.Crew Mercantile stores) and 121 Madewell stores as of February 3, 2018.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. A key measure used in evaluating our business is comparable company sales. We also consider gross profit and selling, general and administrative expenses in assessing the performance of our business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Net Sales

Net sales reflect our revenues from the sale of our merchandise less returns and discounts. We aggregate our merchandise into four sales categories: (i) women’s apparel, (ii) men’s apparel, (iii) children’s apparel, and (iv) accessories, which include shoes, socks, jewelry, handbags, belts and hair accessories. The approximate percentage of our sales by these four categories is as follows:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Apparel
Women’s	57%	55%	54%
Men’s	21	23	24
Children’s	7	7	7
Accessories	15	15	15

	100%	100%	100%

Comparable Company Sales

Comparable company sales reflect: (i) net sales at stores that have been open for at least 12 months, (ii) e-commerce net sales, and (iii) shipping and handling fees, all of which are included in DTC revenues. Comparable company sales exclude net sales from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers. Due to the 53rd week in fiscal 2017, when calculating comparable company sales for fiscal 2018, we have realigned the weeks of last year to be consistent with the current year retail calendar.

Measuring the change in year-over-year comparable company sales allows us to evaluate the performance of our business. Various factors affect comparable company sales, including:

•	consumer preferences, fashion trends, buying trends and overall economic trends,

•	competition,

•	changes in our merchandise mix,

•	pricing,

•	the timing of our releases of new merchandise and promotional events,

•	the level of customer service that we provide,

•	our ability to source and distribute products efficiently and

•	the number of stores we open, close (including on a temporary basis for renovations) and expand in any period.

Cyclicality and Seasonality

Our industry is cyclical and our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates, foreign currency exchange rates and consumer confidence.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly in December when customers make holiday purchases. In fiscal 2018, we realized approximately 30% of our revenues in the fourth fiscal quarter.

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenues. Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also changes as we expand or contract our store base, which results in higher or lower store occupancy costs. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses and credit card fees. These expenses do not necessarily vary proportionally with net sales.

Results of Operations

The following table presents our operating results as a percentage of revenues as well as selected store data:

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Revenues	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs(a)	66.4	62.2	63.8

Gross profit(a)	33.6	37.8	36.2
Selling, general and administrative expenses(a)	32.8	35.9	33.9
Impairment losses	0.4	5.9	0.3

Income (loss) from operations	0.4	(4.0)	2.0
Interest expense, net	3.2	4.1	5.2
Loss on refinancing	—	0.5	—

Loss before income taxes	(2.7)	(8.6)	(3.2)
Benefit for income taxes	—	(5.6)	(0.3)

Net loss	(2.7)%	(3.0)%	(2.9)%

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Selected company data:
J.Crew:
Number of stores open at end of period	377	411	460
Increase (decrease) in J.Crew comparable sales(b)	1.5%	(9.6)%	(7.8)%
Madewell:
Number of stores open at end of period	129	121	113
Increase in Madewell comparable sales(b)	25.0%	14.4%	6.5%

(a)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors.

(b)	Calculated on a 52-week basis.

Results of Operations—Fiscal 2018 compared to Fiscal 2017

	Fiscal 2018		Fiscal 2017(a)		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$2,484.0	100.0%	$2,373.7	100.0%	$110.3	4.6%
Gross profit	835.7	33.6	897.6	37.8	(61.9)	(6.9)
Selling, general and administrative expenses	814.3	32.8	851.7	35.9	(37.4)	(4.4)
Impairment losses	10.8	0.4	141.2	5.9	(130.4)	(92.4)
Income (loss) from operations	10.6	0.4	(95.2)	(4.0)	105.8	NM
Interest expense, net	78.7	3.2	97.9	4.1	(19.2)	(19.5)
Loss on refinancing	—	—	11.7	0.5	(11.7)	(100.0)
Benefit for income taxes	(0.4)	—	(133.1)	(5.6)	132.7	99.7
Net loss	$(67.8)	(2.7)%	$(71.7)	(3.0)%	$3.9	5.5%

(a)	Consists of 53 weeks.

Revenues

Total revenues increased $110.3 million, or 4.6%, to $2,484.0 million in fiscal 2018 from $2,373.7 million in fiscal 2017, driven primarily by an increase in sales of women’s apparel, specifically pants, sweaters and knits. Revenues generated in the 53rd week of fiscal 2017 were $28.6 million. Comparable company sales increased 6.0% following a decrease of 6.1% in fiscal 2017.

DTC revenues increased $45.1 million, or 2.0%, to $2,346.4 million in fiscal 2018 from $2,301.3 million in fiscal 2017, driven by increasing performance at Madewell offset by decreasing performance at J.Crew.

•

Madewell DTC revenues increased $111.1 million, or 26.3%, to $533.9 million in fiscal 2018 from $422.8 million in fiscal 2017. Madewell comparable sales increased 25.0% following an increase of 14.4% in fiscal 2017.

•

J.Crew DTC revenues decreased $66.0 million, or 3.5%, to $1,812.5 million in fiscal 2018 from $1,878.5 million in fiscal 2017. J.Crew comparable sales increased 1.5% following a decrease of 9.6% in fiscal 2017.

Wholesale revenues increased $64.5 million to $126.7 million in fiscal 2018 from $62.2 million in fiscal 2017, driven primarily by an increase of sales to Nordstrom.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Gross Profit

Gross profit decreased $61.9 million to $835.7 million in fiscal 2018 from $897.6 million in fiscal 2017. This decrease resulted from the following factors:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$57.0
Decrease in merchandise margin	(121.1)
Decrease in buying and occupancy costs	2.2

Decrease in gross profit	$(61.9)

Gross margin decreased to 33.6% in fiscal 2018 from 37.8% in fiscal 2017. The decrease in gross margin was driven by: (i) a 490 basis point deterioration in merchandise margin primarily due to higher shipping and handling driven by e-commerce growth, a higher level of promotional activity and increased penetration of our wholesale business, offset by (ii) a 70 basis point decrease in buying and occupancy costs as a percentage of revenues.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $37.4 million, or 4.4%, to $814.3 million in fiscal 2018 from $851.7 million in fiscal 2017. This decrease primarily resulted from the following:

(Dollars in millions)	Increase/ (decrease)
Decrease in transformation costs	$(43.6)
Corporate occupancy action	(24.6)
Decrease in depreciation	(13.3)
Increase in operating and corporate expenses	8.6
Increase in marketing costs	35.5

Total decrease in selling, general and administrative expenses	$(37.4)

As a percentage of revenues, selling, general and administrative expenses decreased to 32.8% in fiscal 2018 from 35.9% in fiscal 2017.

Impairment Losses

Impairment losses were $10.8 million in fiscal 2018 compared to $141.2 million in fiscal 2017. The impairment losses were the result of the write-down of the following assets:

(Dollars in millions)	Fiscal 2018	Fiscal 2017
Intangible asset related to the J.Crew trade name	$—	$129.8
Long-lived assets	10.8	11.4

Impairment losses	$10.8	$141.2

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Interest Expense, Net

Interest expense, net of interest income, decreased $19.2 million to $78.7 million in fiscal 2018 from $97.9 million in fiscal 2017. A summary of interest expense is as follows:

(Dollars in millions)	Fiscal 2018	Fiscal 2017
Term Loan Facility	$78.2	$66.1
Notes	45.1	24.7
Amortization of deferred financing costs and debt discount	3.7	5.2
ABL Facility	3.3	0.3
Realized hedging losses	2.4	10.7
PIK Notes	0.1	19.6
Interest expense reductions under TDR	(55.4)	(31.4)
Other, net of interest income	1.3	2.7

Interest expense, net	$78.7	$97.9

Loss on Refinancing

We accounted for the Exchange Offer (as defined below) in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a troubled debt restructuring (“TDR”). In fiscal 2017, we recognized a related loss of $11.7 million.

Benefit for Income Taxes

The effective tax rate for fiscal 2018 was 1%. Items driving differences between the U.S. federal statutory rates of 21% and the effective rate include (i) increase in the valuation allowance recorded against deferred taxes, (ii) state and local income taxes and (iii) lower rates in certain foreign jurisdictions.

The effective tax rate for fiscal 2017 was 65%. Items driving differences between the blended U.S. federal statutory rates of 33.7% and the effective rate include (i) the accounting for a troubled debt restructuring, (ii) the change in tax rates from Tax Reform, (iii) state and local income taxes, (iv) lower rates in certain foreign jurisdictions and (v) changes in our valuation allowances, including the reversal of the valuation allowance recorded against deferred taxes at the federal level, offset by increases in the valuation allowance recorded against deferred taxes in certain foreign jurisdictions.

Net Loss

Net loss decreased $3.9 million to $67.8 million in fiscal 2018 from $71.7 million in fiscal 2017. This decrease was due to: (i) a decrease in impairment losses of $130.4 million, (ii) a decrease in selling, general and administrative expenses of $37.4 million, (iii) a decrease in interest expense of $19.2 million and (iv) a decrease in loss on refinancing of $11.7 million, offset by (v) a decrease in the benefit for income taxes of $132.7 million and (vi) a decrease in gross profit of $61.9 million.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Results of Operations—Fiscal 2017 compared to Fiscal 2016

	Fiscal 2017(a)		Fiscal 2016		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$2,373.7	100.0%	$2,431.6	100.0%	$(57.9)	(2.4)%
Gross profit	897.6	37.8	881.3	36.2	16.3	1.9
Selling, general and administrative expenses	851.7	35.9	824.3	33.9	27.4	3.3
Impairment losses	141.2	5.9	7.8	0.3	133.4	NM
Income (loss) from operations	(95.2)	(4.0)	49.2	2.0	(144.4)	NM
Interest expense, net	97.9	4.1	125.5	5.2	(27.6)	(22.0)
Loss on refinancings	11.7	0.5	0.4	—	11.3	NM
Benefit for income taxes	(133.1)	(5.6)	(6.3)	(0.3)	(126.8)	NM
Net loss	$(71.7)	(3.0)%	$(70.4)	(2.9)%	$(1.3)	(1.8)%

(a)	Consists of 53 weeks.

Revenues

Total revenues decreased $57.9 million, or 2.4%, to $2,373.7 million in fiscal 2017 from $2,431.6 million in fiscal 2016, driven primarily by a decrease in sales of men’s apparel, specifically shirts, suiting and pants. Revenues generated in the 53rd week of fiscal 2017 were $28.6 million. Comparable company sales decreased 6.1% in fiscal 2017 following a decrease of 6.1% in fiscal 2016.

DTC revenues decreased $90.2 million, or 3.8%, to $2,301.3 million in fiscal 2017 from $2,391.5 million in fiscal 2016, driven by performance at decreasing J.Crew offset by increasing performance at Madewell.

•

J.Crew DTC revenues decreased $169.4 million, or 8.3%, to $1,878.5 million in fiscal 2017 from $2,047.9 million in fiscal 2016. J.Crew comparable sales decreased 9.6% in fiscal 2017 following a decrease of 7.8% in fiscal 2016.

•

Madewell DTC revenues increased $79.2 million, or 23.0%, to $422.8 million in fiscal 2017 from $343.6 million in fiscal 2016. Madewell comparable sales increased 14.4% in fiscal 2017 following an increase of 6.5% in fiscal 2016.

Wholesale revenues increased $33.5 million to $62.2 million in fiscal 2017 from $28.7 million in fiscal 2016, driven primarily by an increase of sales to Nordstrom.

Gross Profit

Gross profit increased $16.3 million to $897.6 million in fiscal 2017 from $881.3 million in fiscal 2016. This increase resulted from the following factors:

(Dollars in millions)	Increase/ (decrease)
Decrease in revenues	$(29.0)
Increase in merchandise margin	36.9
Decrease in buying and occupancy costs	8.4

Increase in gross profit	$16.3

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Gross margin increased to 37.8% in fiscal 2017 from 36.2% in fiscal 2016. The increase in gross margin was driven by a 160 basis point expansion in merchandise margin due to favorable product costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $27.4 million, or 3.3%, to $851.7 million in fiscal 2017 from $824.3 million in fiscal 2016. This increase primarily resulted from the following:

(Dollars in millions)	Increase/ (decrease)
Transformation costs	$50.7
Charges related to workforce reductions	11.9
Corporate occupancy actions last year	10.6
Decrease in marketing costs	(4.6)
Decrease in depreciation	(8.2)
Decrease in operating and corporate expenses	(9.8)
Decrease in consulting fees	(9.9)
Decrease in payroll and related expenses	(13.3)

Total increase in selling, general and administrative expenses	$27.4

As a percentage of revenues, selling, general and administrative expenses increased to 35.9% in fiscal 2017 from 33.9% in fiscal 2016.

Impairment Losses

Impairment losses were $141.2 million in fiscal 2017 compared to $7.8 million in fiscal 2016. The impairment losses were the result of the write-down of the following assets:

(Dollars in millions)	Fiscal 2017	Fiscal 2016
Intangible asset related to the J.Crew trade name	$129.8	$—
Long-lived assets	11.4	7.8

Impairment losses	$141.2	$7.8

Interest Expense, Net

Interest expense, net of interest income, decreased $27.6 million to $97.9 million in fiscal 2017 from $125.5 million in fiscal 2016. A summary of interest expense is as follows:

(Dollars in millions)	Fiscal 2017	Fiscal 2016
Term Loan Facility	$66.1	$62.0
Notes	24.7	—
PIK Notes	19.6	44.3
Realized hedging losses	10.7	10.5
Amortization of deferred financing costs and debt discount	5.2	6.9
Interest expense reductions under TDR	(31.4)	—
Other, net of interest income	3.0	1.8

Interest expense, net	$97.9	$125.5

Loss on Refinancings

We accounted for the Exchange Offer (as defined below) in accordance with ASC 470-Debt, which resulted in a portion of the exchange to be considered a TDR. In fiscal 2017, we recognized a related loss of $11.7 million.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Benefit for Income Taxes

In December 2017, significant changes were made to the federal tax law in the United States. Among its many provisions, the Tax Reform reduced the corporate federal tax rate from 35% to 21%. As a result of the new rate, we remeasured our deferred tax assets and liabilities at the rate we expect to be in effect when the deferred taxes will reverse.

The benefit for income taxes for fiscal 2017 was $133.1 million, which included (i) a deferred tax benefit of $50.6 million related to the intangible asset for the J.Crew trade name, which was written down by $129.8 million in fiscal 2017 and (ii) the remeasurement of deferred taxes of $18.5 million pursuant to Tax Reform.

The effective tax rate for fiscal 2017 was 65%. Items driving differences between the blended U.S. federal statutory rates of 33.7% and the effective rate include (i) the accounting for a troubled debt restructuring, (ii) the change in tax rates from Tax Reform, (iii) state and local income taxes, (iv) lower rates in certain foreign jurisdictions and (v) changes in our valuation allowances, including the reversal of the valuation allowance recorded against deferred taxes at the federal level, offset by increases in the valuation allowance recorded against deferred taxes in certain foreign jurisdictions.

Although Tax Reform significantly reduced the federal tax rate, it substantially reduced our ability to deduct interest expense beginning in fiscal 2018. The inability to use our interest deductions either in a current year, or carried forward to future years, has increased our projections of future taxable income.

The effective tax rate for fiscal 2016 was 8%. Items driving differences between the U.S. federal statutory rate of 35% and the effective rate include (i) the recognition of certain valuation allowances, (ii) lower rates in certain foreign jurisdictions and (iii) reserves for uncertain tax positions.

Net Loss

Net loss increased $1.3 million to $71.7 million in fiscal 2017 from $70.4 million in fiscal 2016. This increase was due to: (i) higher impairment losses of $133.4 million, (ii) an increase in selling, general and administrative expenses of $27.4 million and (iii) an increase in loss on refinancing of $11.3 million, offset by (iv) an increase in the benefit for income taxes of $126.8 million, (v) a decrease in interest expense of $27.6 million and (vi) an increase in gross profit of $16.3 million.

Liquidity and Capital Resources

Our primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the ABL Facility. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, opening new stores and improving our existing stores and making investments in our distribution network and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Operating Activities

	For the Year Ended
(Dollars in millions)	February 2, 2019	February 3, 2018	January 28, 2017
Net loss	$(67.8)	$(71.7)	$(70.4)
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	88.0	101.3	109.5
Impairment losses	10.8	141.2	7.8
Amortization of intangible assets	7.2	9.1	10.5
Amortization of deferred financing costs and debt discount	3.7	5.2	6.9
Reclassification of hedging losses to earnings	2.4	10.7	10.5
Share-based compensation	0.2	2.3	1.0
Loss on sale of property	—	0.5	—
Deferred income taxes	—	(129.3)	2.5
Foreign currency transaction gains	(0.4)	(1.4)	(1.5)
Changes in merchandise inventories, net	(98.5)	22.6	57.8
Changes in accounts payable and other liabilities	95.8	21.4	(17.4)
Changes in operating assets and liabilities	(34.5)	(31.4)	20.7

Net cash provided by operating activities	$6.9	$80.5	$137.9

Cash provided by operating activities of $6.9 million in fiscal 2018 resulted from: (i) non-cash adjustments of $111.9 million, partially offset by (ii) a net loss of $67.8 million and (iii) changes in operating assets and liabilities of $37.2 million, primarily due to an increase in merchandise inventories as a result of an anticipated increase in revenues. During the fourth quarter of fiscal 2018, we recorded a charge of $39.3 million for expected losses on the disposition of excess merchandise inventories.

Cash provided by operating activities of $80.5 million in fiscal 2017 resulted from: (i) non-cash adjustments of $139.6 million and (ii) changes in operating assets and liabilities of $12.6 million due to working capital fluctuations, partially offset by (iii) net loss of $71.7 million.

Cash provided by operating activities of $137.9 million in fiscal 2016 resulted from: (i) non-cash adjustments of $147.2 million and (ii) changes in operating assets and liabilities of $61.1 million due to working capital fluctuations, partially offset by (iii) net loss of $70.4 million.

Investing Activities

	For the Year Ended
(Dollars in millions)	February 2, 2019	February 3, 2018	January 28, 2017
Capital expenditures:
Information technology	$(23.2)	$(21.4)	$(29.7)
New stores and store improvements	(15.9)	(15.7)	(39.4)
Corporate headquarters relocation	(8.8)	—	—
Other(a)	(4.8)	(2.5)	(11.0)
Proceeds from sale of property	—	2.5	—

Net cash used in investing activities	$(52.7)	$(37.1)	$(80.1)

(a)	Includes capital expenditures for warehouse improvements and general corporate purposes.

Capital expenditures are planned at approximately $60 to $70 million for fiscal 2019, including approximately $25 million for our corporate headquarters relocation, approximately $20 million for information

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

technology enhancements, $20 million for new stores and store improvements, and the remainder for warehouse improvements and general corporate purposes.

Financing Activities

	For the Year Ended
(Dollars in millions)	February 2, 2019	February 3, 2018	January 28, 2017
Repayments of debt	$(82.4)	$(38.3)	$(11.8)
Dividends on preferred stock	(9.6)	(1.6)	—
Cost paid in connection with refinancings of debt	(0.1)	(0.7)	(1.1)
Net borrowings under the ABL Facility	70.8	—	—
Proceeds from Notes, net of discount	—	123.5	—
Repayments pursuant to the Term Loan amendment	—	(150.5)	—

Net cash used in financing activities	$(21.3)	$(67.6)	$(12.9)

Cash used in financing activities was $21.3 million in fiscal 2018 resulting primarily from: (i) repayments of debt, offset by (ii) net borrowings under the ABL Facility.

Cash used in financing activities was $67.6 million in fiscal 2017 resulting from: (i) repayments pursuant to the Term Loan amendment, offset by (ii) the proceeds from the issuance of the Notes (as defined below).

Cash used in financing activities was $12.9 million in fiscal 2016 resulting from: (i) principal repayments of the Term Loan Facility and (ii) costs paid in connection with the refinancing of debt.

Debt Exchange and Refinancing

In the second quarter of fiscal 2017, we and certain of our subsidiaries completed the following interrelated liability management transactions:

•

a private exchange offer (the “Exchange Offer”) pursuant to which $565.7 million aggregate principal amount of the outstanding 7.75%/8.50% Senior PIK Toggle Notes due 2019 (the “PIK Notes”) issued by Chinos Intermediate Holdings A, Inc., our direct wholly-owned subsidiary (the “PIK Notes Issuer”), were exchanged for aggregate consideration consisting of:

•

$249,596,000 aggregate principal amount of 13% Senior Secured Notes due 2021 issued by J.Crew Brand, LLC and J.Crew Brand Corp. (the “Exchange Notes”), which are secured primarily by the U.S. intellectual property assets held by J.Crew Domestic Brand, LLC (“IPCo”);

•	189,688 shares of our pre-Reorganization 7% non-convertible perpetual series A preferred stock, no par value per share, with an aggregate initial liquidation preference of $189,688,000; and

•	15%, or 17,362,719 shares, of our pre-Reorganization class A common stock, $0.00001 par value per share;

•	certain amendments to the indenture governing the PIK Notes;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	an amendment to our Amended and Restated Credit Agreement, dated as of March 5, 2014 (the “Term Loan Facility”) to, among other things, facilitate the following related transactions:

•	the repayment of $150.5 million principal amount of term loans then outstanding under the Term Loan Facility;

•

the transfer of the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand (the “Additional Transferred IP”) to IPCo, which, together with the undivided 72.04% ownership interest transferred in December 2016 (the “Initial Transferred IP”) represent 100% of the U.S. intellectual property rights of the J.Crew brand (the “Transferred IP”), and the execution of related license agreements;

•

the issuance of $97.0 million aggregate principal amount of an additional series of 13% Senior Secured Notes due 2021 by J.Crew Brand, LLC and J.Crew Brand Corp. (the “New Money Notes” and, together with the Exchange Notes, the “Notes”), subject to the same terms and conditions as the Exchange Notes, for cash at a 3% discount, subject to the terms of the note purchase agreement, dated June 12, 2017, the proceeds of which were loaned on a subordinated basis to us and were applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above; and

•

the raising of additional borrowings under the Term Loan Facility of $30.0 million (at a 2% discount) provided by our Sponsors (the “New Term Loan Borrowings”), the net proceeds of which were also applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above.

We accounted for the Exchange Offer in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a TDR. Accordingly, pursuant to such guidance for a TDR, future interest payments of $219.8 million were recognized as debt on the consolidated balance sheet at the date of the Exchange Offer. As these future payments are made, we will record these distributions as a reduction of debt, and will not recognize interest expense on the consolidated statement of operations.

Financing Arrangements

ABL Facility

We have an ABL Facility, which is governed by a credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that, following the Sixth Amendment described below, provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. We cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under our Term Loan Facility. The borrowing base under the ABL Facility equals the sum of: 90% of the eligible credit card receivables; plus, 85% of eligible accounts; plus, 90% (or 92.5% for the period of August 1 through December 31 of any fiscal year) of the net recovery percentage of eligible inventory multiplied by the cost of eligible inventory; plus 85% of the net recovery percentage of eligible letters of credit inventory, multiplied by the cost of eligible letter of credit inventory; plus, 85% of the net recovery percentage of eligible in-transit inventory, multiplied by the cost of eligible in-transit inventory; plus, 100% of qualified cash; minus, all availability and inventory reserves. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date of November 17, 2021.

On September 19, 2018, we entered into a Sixth Amendment to Credit Agreement (Incremental Amendment) (the “Sixth Amendment”), which amended the ABL Facility to increase the revolving credit

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

commitment from $350 million to $375 million, with the additional $25 million provided by MUFG Union Bank, N.A., which joined the ABL Facility as an additional lender.

On February 2, 2019, standby letters of credit were $64.7 million, outstanding borrowings were $70.8 million, and excess availability, as defined, was $233.7 million. The weighted average interest rate on the borrowings outstanding under the ABL Facility was 5.05% on February 2, 2019. Average short-term borrowings under the ABL Facility were $70.3 million and $9.1 million in fiscal 2018 and fiscal 2017, respectively.

See note 11 to the historical consolidated financial statements of Chinos Holdings for a further description of the terms of the ABL Facility.

Demand Letter of Credit Facility

We have an unsecured demand letter of credit facility with HSBC which provides for the issuance of up to $20 million of documentary letters of credit on a no fee basis. On February 2, 2019, outstanding documentary letters of credit were $6.4 million and availability under this facility was $13.6 million.

Term Loan Facility

2017 Amendment. On July 13, 2017, concurrently with the settlement of the Exchange Offer, we amended our Term Loan Facility to, among other things, (i) increase the interest rate applicable to the loans held by consenting lenders, which represented 88% of lenders, (the “Consenting Lenders”; and the loans held by the Consenting Lenders, the “Amended Loans”) by 22 basis points, (ii) increase the amount of amortization payable to Consenting Lenders, (iii) provide for the New Term Loan Borrowings of $30.0 million, (iv) amend certain covenants and events of default and (v) direct Wilmington Savings Fund Society, FSB, as administrative agent under the Term Loan Facility, to dismiss, with prejudice, certain litigation regarding the Initial Transferred IP (and the related actions). Additionally, we repaid $150.5 million of principal amount of term loans outstanding under the Term Loan Facility, which was financed with (i) the net proceeds from the New Money Notes of $94.1 million, (ii) the net proceeds from the New Term Loan Borrowings of $29.4 million and (iii) cash on hand of $27.0 million.

Interest Rate. Initial borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin (which, in the case of the Amended Loans, was increased by 22 basis points) plus, at our option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. New Term Loan Borrowings bear interest at 9% per annum payable in cash plus 3% per annum payable in kind.

The weighted average interest rate on the borrowings outstanding under the Term Loan Facility was 6.18% on February 2, 2019. The applicable margin (i) in effect for base rate borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 2.00%, (y) in the case of the Amended Loans, 2.22% and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind) and (ii) with respect to LIBOR borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 3.00% and the LIBOR Floor, (y) in the case of the Amended Loans, 3.22% and the LIBOR Floor and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind), respectively, at February 2, 2019.

Principal Repayments. We are required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility (excluding the New Term Loan Borrowings), or $3.9 million, on the last business day of January, April, July, and October. We are also required (i) to repay the term loan based on an

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

annual calculation of excess cash flow, as defined in the agreement, (ii) in the second quarter of fiscal 2019, to make a principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017 and (iii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021.

Notes

General. On July 13, 2017, in connection with settlement of the Exchange Offer and the issuance of the Notes, J.Crew Brand, LLC and J.Crew Brand Corp. (together, the “Notes Co-Issuers”) and the Guarantors (as defined below) entered into (i) an indenture with U.S. Bank National Association, as Trustee and collateral agent, governing the terms of the Exchange Notes (the “Exchange Notes Indenture”) and (ii) an indenture with the Trustee and U.S. Bank, as collateral agent, governing the terms of the New Money Notes (the “New Money Notes Indenture”), which is in substantially the same form as the Exchange Notes Indenture.

Interest Rate. The Notes bear interest at a rate of 13% per annum, and interest is payable semi-annually on March 15 and September 15 of each year. The Notes mature on September 15, 2021.

Notes Guarantee. The Notes are guaranteed by J.Crew Brand Intermediate, LLC, IPCo and J.Crew International Brand, LLC, each of which is a Delaware limited liability company and a wholly-owned indirect subsidiary of the Company (collectively, the “Guarantors,” and each, a “Guarantor”). The PIK Notes Issuer also unconditionally guarantees the payment obligations of the Notes Co-Issuers and the Guarantors.

Exchange Notes Collateral. The Exchange Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Initial Transferred IP and certain other assets of the Notes Co-Issuers and Guarantors, and on a second priority lien basis by the Additional Transferred IP, subject, in each case, to permitted liens under the Exchange Notes Indenture and that certain intercreditor agreement, entered into between the collateral agents on July 13, 2017.

New Money Notes Collateral. The New Money Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Additional Transferred IP and certain other assets, and on a second priority lien basis by the Initial Transferred IP, subject, in each case, to permitted liens under the New Money Notes Indenture and the intercreditor agreement.

Redemption. The Notes are redeemable at the option of the Notes Co-Issuers, in whole or in part, at any time, at a price equal to one hundred percent (100%) of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make whole” premium. The Notes are not subject to any mandatory redemption obligation, and there is no sinking fund provided for the Notes.

Change in Control. Upon the occurrence of a Change of Control (as defined in each of the indentures, as applicable), the Notes Co-Issuers will be required to offer to repay all of the Notes at 100% of the aggregate principal amount repaid plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

Covenants. Each of the indentures contains covenants covering (i) the payment of principal and interest, (ii) maintenance of an office or agency for the payment of the Notes, (iii) reports to the applicable Trustee and holders of the Notes, (iv) stay, extension and usury laws, (v) payment of taxes, (vi) existence, (vii) maintenance of properties and (viii) maintenance of insurance. Each of the indentures relating to the Notes also includes covenants that (i) limit the ability to transfer the collateral and (ii) limit liens that may be imposed on the assets of the Guarantors, which covenants are, in each case, subject to certain exceptions set forth in each of the indentures.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

PIK Notes

In the fourth quarter of fiscal 2013, the PIK Notes Issuer, a direct wholly-owned subsidiary of the Company, issued $500 million of PIK Notes. As part of the refinancing in July 2017, $565.7 million in aggregate principal amount of the PIK Notes were exchanged for $249.6 million of Exchange Notes and shares of our preferred and common stock. As of February 2, 2019, there were $1.0 million in aggregate principal amount of PIK Notes outstanding. The PIK Notes are: (i) senior unsecured obligations of the PIK Notes Issuer, (ii) structurally subordinated to all of the liabilities of the PIK Notes Issuers’ subsidiaries, and (iii) not guaranteed by any of the PIK Notes Issuers’ subsidiaries.

IP License Agreements

In December 2016, J.Crew International, Inc. (“JCI”) transferred an undivided 72.04% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, and entered into a related intellectual property license agreement with IPCo. In July 2017, JCI transferred the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, which, together with the initial intellectual property contributed in December 2016, represent 100% of the U.S. intellectual property rights of the J.Crew brand, entered into a license agreement amending and restating the December 2016 license agreement with IPCo and entered into an additional intellectual property license agreement with IPCo (collectively, the “IP License Agreements”).

Under the IP License Agreements, J.Crew Operating Corp, (“OpCo”), our direct wholly-owned subsidiary, pays a fixed license fee of $59 million per annum to IPCo, which owns the U.S. intellectual property rights of the J.Crew brand. The license fees are payable on March 1 and September 1 of each fiscal year. The terms of the 2017 IP License Agreements are no less favorable than could be obtained in an arm’s length transaction with an unaffiliated third party. These royalty payments have no impact on our consolidated results of operations and are not subject to the covenants under our credit facilities or the PIK Notes.

The proceeds from the license fees to IPCo are used by IPCo and J.Crew Brand, LLC, wholly-owned subsidiaries of the Company (collectively, “J.Crew BrandCo”), to meet debt service requirements on the Notes. Any license fees in excess of the debt service requirements are loaned back to OpCo on a subordinated basis.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We are exposed to interest rate risk arising from changes in interest rates on the floating rate indebtedness under our Senior Credit Facilities. Borrowings pursuant to our Term Loan Facility bear interest at floating rates based on LIBOR, but in no event less than the floor rate of 1.00%, plus the applicable margin. Borrowings pursuant to our ABL Facility bear interest at floating rates based on LIBOR and the prime rate, plus the applicable margin. Accordingly, fluctuations in market interest rates may increase or decrease our interest expense which will in turn, increase or decrease our net income or net loss and cash flow.

We manage a portion of our interest rate risk related to floating rate indebtedness by entering into interest rate swaps whereby we receive floating rate payments based on the greater of LIBOR and the floor rate and make payments based on a fixed rate. Our interest rate swap agreements cover a notional amount of $800 million from March 2016 to March 2019. Under the terms of these agreements, our effective fixed interest rate on the notional amount of indebtedness is 2.56% plus the applicable margin.

In October 2018, we entered into a new interest rate swap agreement which covers a notional amount of $750 million from March 2019 to March 2020. Under the terms of this agreement, our effective fixed interest rate on the notional amount of indebtedness is 3.03% plus the applicable margin.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

As a result of the floor rate described above, we estimate that a 1% increase in LIBOR would increase our annual interest expense by $6 million.

Foreign Currency

Foreign currency exposures arise from transactions denominated in a currency other than the entity’s functional currency. Although our inventory is primarily purchased from foreign vendors, such purchases are denominated in U.S. dollars and are therefore not subject to foreign currency exchange risk. However, we operate in foreign countries, which exposes us to market risk associated with exchange rate fluctuations. We are exposed to foreign currency exchange risk resulting from our foreign operating subsidiaries’ U.S. dollar denominated transactions.

Off Balance Sheet Arrangements

We enter into documentary letters of credit to facilitate a portion of our international purchase of merchandise. We also enter into standby letters of credit to secure reimbursement obligations under certain insurance and import programs and lease obligations. As of February 2, 2019, we had the following obligations under letters of credit in future periods.

Letters of Credit	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
(Dollars in millions)
Standby	$64.7	$64.6	$0.1	$—	$—
Documentary	6.4	6.4	—	—	—

	$71.1	$71.0	$0.1	$—	$—

Contractual Obligations

The following table summarizes our contractual obligations as of February 2, 2019 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
(Dollars in millions)
Operating lease obligations(a)	$899.8	$146.3	$253.5	$186.2	$313.8
Liabilities associated with uncertain tax positions(b)
Purchase obligations:
Inventory commitments	502.0	502.0	—	—	—
Other contractual obligations(c)	63.8	20.1	28.1	15.6	—
Employment agreements	14.9	12.5	2.4	—	—

Total purchase obligations	580.7	534.6	30.5	15.6	—

Debt(d)(e)	1,945.8	170.1	1,775.7	—	—

Total	$3,426.3	$851.0	$2,059.7	$201.8	$313.8

(a)

Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for retail and factory stores, office space and equipment requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Operating lease obligations do not include common area maintenance, insurance, taxes and other occupancy costs, which aggregate to approximately 44% of the minimum lease obligations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(b)

As of February 2, 2019, we have recorded $23.6 million in liabilities associated with uncertain tax positions, which are included in other liabilities on the consolidated balance sheet. While these tax liabilities may result in future cash outflows, management cannot make reliable estimates of the cash flows by period due to the inherent uncertainty surrounding the effective settlement of these positions.

(c)	Relates primarily to commitments incurred in connection with our e-commerce platform.
(d)

Debt includes principal payments on our Term Loan Facility, Notes and PIK Notes, and future interest payments recorded as debt in accordance with accounting guidance for troubled debt restructurings. Additionally, it includes $70.8 million of borrowings outstanding as of February 2, 2019 under a $375 million ABL Facility. The amount reflected does not take into account any amounts that may be required to be prepaid from time to time based on our excess cash flow.

(e)	Amounts shown do not include interest, except for future payments recorded as debt discussed in footnote (d).

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant.

Recent Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. Upon adoption of the new standard in the first quarter of fiscal 2019, we recorded a significant gross-up to the balance sheet, including ROU assets of $533.5 million and ROU liabilities of $624.6 million. We used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, we utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. We elected to use hindsight in determining lease term.

In August 2018, a pronouncement was issued that modifies the disclosure requirements on fair value measurements. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. We are currently evaluating the impact of the new pronouncement on our consolidated financial statements.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

unfavorable impact on subsequent consolidated results of operations. For more information on our accounting policies, please refer to the notes to consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

•

We recognize sales made in our stores at the point of sale, sales through our e-commerce business at the date of receipt by a customer and sales to a wholesale customer at the time ownership is transferred. Amounts billed to customers for shipping and handling sales are classified as DTC revenues. We make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We record an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the statement of operations, we present the change in the liability in total revenues and the change in the asset in cost of goods sold.

•	Employee discounts are classified as a reduction of revenue.

•

We account for gift cards by recognizing a liability at the time a gift card is sold and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and recognize income from unredeemed gift card liability on a ratable basis over the estimated period of redemption. We defer revenue and recognize a liability for rewards points issued in connection with our customer loyalty program for the rewards points expected to be redeemed for merchandise in the future.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or net realizable value. We capitalize certain design, purchasing and warehousing costs in inventory. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our e-commerce business, factory stores and other liquidation methods. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above cost. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as the J.Crew trade name and goodwill, are not subject to amortization. We assess the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, we record a charge to write the intangible asset down to its fair value. Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term.

We assess the recoverability of goodwill at the reporting unit level, which consists of our operating segments, J.Crew and Madewell, of which only Madewell has goodwill. In this assessment, we first compare the estimated enterprise fair value of the Madewell reporting unit to its recorded carrying value. We estimate the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value of the Madewell reporting unit exceeds its estimated enterprise fair value in the first step, a second step is performed in which we allocate the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

enterprise fair value to the fair value of Madewell’s net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of our tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for Madewell. If the recorded goodwill balance for Madewell exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

Fixed Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected undiscounted future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. We test for impairment at the store level and the net book value is reduced to fair value if it is determined that the sum of expected discounted future net cash flows is less than net book value.

In fiscal 2018, we recorded non-cash impairment charges of $10.8 million related to certain long-lived assets.

Income Taxes

An asset and liability method is used to account for income taxes. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Inherent in the measurement of deferred taxes are certain judgments and interpretations of enacted tax law and published guidance.

We maintain valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, we evaluate factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

With respect to uncertain tax positions that we have taken or expect to take on a tax return, we recognize in our financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon effective settlement.

Derivative Financial Instruments

We entered into interest rate swap agreements to manage a portion of our interest rate risk related to floating rate indebtedness. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which we are exposed. Unrealized gains and losses on this instrument are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive loss to interest expense.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS BUSINESS

The businesses of Chinos Holdings described in this section represent the combined J.Crew business and Madewell business. The J.Crew business will not be owned by investors in this offering following the Reorganization. An investment in us in this offering is an investment in the Madewell business. As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business, in each case, before giving effect to the Reorganization. For a description of the Madewell business, see “Additional Information Related to the Madewell Business—Madewell Business.”

Overview

We are a vertically-integrated, omni-channel specialty retailer that operates stores and websites both domestically and internationally. We design our products, offering complete assortments of women’s, men’s and children’s apparel and accessories. We believe our customer base consists primarily of college-educated, professional and fashion-conscious women and men.

We sell our merchandise through our retail and factory stores, our websites and select partners. As of February 2, 2019, we operated 203 J.Crew retail stores, 174 J.Crew factory stores (including 42 J.Crew Mercantile® stores) and 129 Madewell stores throughout the United States, Canada, the United Kingdom and Hong Kong; compared to 235 J.Crew retail stores, 176 J.Crew factory stores (including 42 J.Crew Mercantile stores) and 121 Madewell stores as of February 3, 2018.

Brands and Merchandise

We project our brand image through consistent creative presentations and messaging in our store environments, websites, social media channels, partnerships and collaborations, experiential activations and direct mailings; and through our high-quality customer service. We maintain our brand image by exercising substantial control over the design, production, presentation and pricing of our merchandise and by selling our products ourselves and with select partners. Senior management is extensively involved in all phases of our business including product design and sourcing, assortment planning, store selection and design, website experience and the selection of photography used in our brand imaging.

J.Crew

Introduced in 1983 and rooted in iconic American style, J.Crew offers a broad assortment of women’s and men’s apparel and accessories, including outerwear, suiting, casual attire, swimwear, shoes, handbags, belts, socks, jewelry and more. J.Crew offers products ranging from casual t-shirts and denim to limited edition “collection” items, such as hand-embellished sweaters and coats, Italian cashmere, limited edition prints and patterns, and vintage inspired details. We also offer a curated selection of other brands that share our values and aesthetic, and that provide items consistent with our brand philosophy. J.Crew products are sold primarily through our J.Crew retail and factory stores, our websites, and through select partners.

Introduced in 2006, crewcuts reflects the same high standard of quality, style and design that we offer under the J.Crew brand. Crewcuts offers a product assortment of apparel and accessories for the children’s market. Crewcuts products are sold through stand-alone retail and factory stores, shop-in-shops in our J.Crew retail and factory stores, our websites, and through select partners.

Madewell

Introduced in 2006, Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

timeless leather jackets, totes, tops and much more. Madewell also offers lifestyle products including dresses, swimwear, beauty, gifts, jewelry and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Properties

J.Crew Retail. Our J.Crew retail stores are located in upscale regional malls, lifestyle centers and street locations. Our J.Crew retail stores are designed and fixtured with the goal of creating a distinctive, sophisticated and inviting atmosphere, with displays and information about outfitting, styling, product quality and services. We believe positioning our stores in desirable locations is critical to the success of our business, and we determine store locations, as well as individual store sizes, based on geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other high-end specialty retail stores. As of February 2, 2019, we operated 203 J.Crew retail stores (including two crewcuts stores) throughout the United States, Canada, the United Kingdom and Hong Kong.

Our J.Crew retail stores averaged approximately 6,500 square feet as of February 2, 2019, but are “sized to the market,” which means that we adjust the size of a particular retail store based on the projected revenues from that store. Our retail stores range in size from a 21,000 square foot store in New York City to small crewcuts and men’s shops of approximately 900 square feet.

J.Crew Factory. Our J.Crew factory stores are located primarily in large outlet malls and are designed with simple, volume-driving visuals to maximize the sale of key items. Our J.Crew Mercantile store concept is located in traditionally full price retail malls and hybrid centers, making our factory assortment more accessible to customers. We design and develop a dedicated line of value-driven merchandise for our J.Crew factory stores, J.Crew Mercantile stores and jcrewfactory.com, inspired by classic J.Crew style. As of February 2, 2019, we operated 174 J.Crew factory stores (including two crewcuts factory stores and 42 J.Crew Mercantile stores) throughout the United States and Canada.

Our J.Crew factory stores averaged approximately 5,800 square feet as of February 2, 2019, and are also “sized to the market.” Our factory stores range in size from a 10,300 square foot store in New York to a 1,500 square foot store in Florida.

Madewell. Our Madewell stores are located in upscale regional Class A malls, lifestyle centers and street locations. Our Madewell stores balance a high-touch, boutique feel with a sophisticated, digitized operation and omnichannel capabilities.

Our Madewell stores averaged approximately 3,400 square feet as of February 2, 2019. Our Madewell stores range in size from a 9,600 square foot store in Washington, D.C. to a 2,400 square foot store in Michigan.

E-commerce

We also serve customers through our e-commerce business, which includes websites for the J.Crew, J.Crew factory and Madewell brands. Our websites allow customers to purchase our merchandise through jcrew.com, jcrewfactory.com and madewell.com.

Shared Resources That Support Our Brands

Sourcing

We source our merchandise in two ways: (i) by purchasing merchandise directly from manufacturers and (ii) through the use of buying agents. We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. In fiscal 2018, we worked with 13 buying agents, who supported

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

our relationships with vendors that supplied approximately 60% of our merchandise, with one of these buying agents supporting our relationships with vendors that supplied approximately 39% of our merchandise. We sourced 40% of our merchandise directly from manufacturers within the United States and overseas, the majority of whom we have long-term and, in our opinion, stable relationships.

Our sourcing base currently consists of 202 vendors who operate 339 factories in 26 countries. Our top 10 vendors supply 34% of our merchandise.

In fiscal 2018, approximately 87% of our merchandise was sourced in Asia (with 54% of our products sourced from China and Hong Kong), 12% was sourced in Europe and other regions, and 1% was sourced in the United States. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Distribution

We own a 284,000 square foot facility in Asheville, North Carolina that houses our distribution operations for our stores and wholesale business. Merchandise is transported from this distribution center to our stores and wholesale customers by independent trucking companies, with a transit time of approximately two to five days, or directly to our stores from our suppliers.

We also own a 458,000 square foot facility in Lynchburg, Virginia that houses a customer call center and order fulfillment operations for our e-commerce business. This facility employs approximately 290 additional associates during our peak season. Merchandise sold through our e-commerce business is sent directly to domestic customers from this distribution center or our stores via the United States Postal Service, or UPS.

Following the Reorganization, J.Crew will continue to own these two facilities.

Management Information Systems

Our management information systems are designed to provide comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing, distribution, financial reporting and analytical functions of our business. Our in-store point-of-sale systems, e-commerce platforms and support systems provide the omni-channel capability to enable us to track inventory from store receipt to final sale on a real-time basis. We have agreements with third parties to provide hosting services and administrative support for portions of our infrastructure, and utilize cloud-based systems in addition to those hosted on premise.

We believe our merchandising and financial systems, coupled with our point-of-sale and e-commerce systems, allow for item-level stock replenishment, merchandise planning and real-time inventory accounting capabilities. Our telephone and call center systems, warehouse package sorting systems, automated warehouse locator, order management systems and inventory tracking systems use current technology and are subjected to stress and volume testing during off-peak periods to improve performance during our peak season.

Seasonality

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher in our fourth fiscal quarter, particularly December when customers make holiday purchases. In fiscal 2018, we realized approximately 30% of our revenues in the fourth fiscal quarter.

Competition

The specialty retail industry is highly competitive. We compete primarily with specialty retailers, department stores and e-commerce businesses that engage in the sale of women’s, men’s and children’s apparel

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

and accessories and similar merchandise. We compete on quality, design, customer service and price. We believe our success depends in substantial part on our ability to originate, define and communicate product and fashion trends as well as to timely anticipate, predict and react to changing consumer demands.

Associates

As of February 2, 2019, we had approximately 14,500 associates, of whom approximately 4,300 were full-time associates and 10,200 were part-time associates. Approximately 1,360 of these associates are employed in our customer call center and order fulfillment operations facility in Lynchburg, Virginia; approximately 370 of these associates work in our distribution center in Asheville, North Carolina. In addition, approximately 3,900 associates are hired on a seasonal basis in these facilities and our stores to meet demand during the peak season. None of our associates are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our associates is good.

Trademarks and Licensing

The J.Crew and Madewell trademarks and variations thereon, such as crewcuts, are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and with the registries of many foreign countries. Our intellectual property will be assigned or licensed as necessary to facilitate the Reorganization.

Government Regulation

We are subject to customs, truth-in-advertising, consumer protection, employment, data privacy, product safety and other laws, including zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS MANAGEMENT

This section describes the management of Chinos Holdings prior to the Reorganization. In connection with the Reorganization, the board of directors and the senior management team of Chinos Holdings will be reconstituted, the certificate of incorporation and bylaws of Chinos Holdings will be amended and restated and new corporate governance policies and other documents will be adopted for Chinos Holdings. For information regarding the board of directors, senior management team, certificate of incorporation, bylaws and corporate governance policies of Chinos Holdings following the Reorganization, please see “Additional Information Related to the Madewell Business—Madewell Management.” As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries prior to giving effect to the Reorganization.

Directors

The pre-Reorganization board of directors of Chinos Holdings, Inc. consists of seven members, who have been elected pursuant to the Principal Investors Stockholders’ Agreement (as defined below) among our Sponsors, our former Chief Executive Officer and Chairman, Millard Drexler, and certain other stockholders party thereto. Four of the directors (Mr. Coulter, Mr. Solomon, Mr. Sokoloff, and Mr. Weingart) are current or former employees of our Sponsors and are therefore deemed to be affiliates. Mr. Farbman is not an employee of, or service provider to (other than in his capacity as a director), either Chinos Holdings or our Sponsors. The names of our current directors, along with their present positions and qualifications, their principal occupations and directorships held with public corporations during the past five years, their ages and the year first elected as a director are set forth below.

Name	Age	Year First Elected Director
James Coulter	59	1997
Seth Farbman	52	2018
Jonathan Sokoloff	62	2011
Michael Solomon	44	2019
Jack Weingart	53	2019

James Coulter (59). Mr. Coulter has been a director since 1997. He is a Founding Partner of TPG. Mr. Coulter serves as a member on numerous corporate boards including Cirque du Soleil, Creative Artists Agency, Evolution Media Growth Partners, LLC, Philz Coffee, Inc., Rodan + Fields, LLC, and The Rise Fund. He previously served on the boards of Pace Holdings Corp, the Neiman Marcus Group, Inc., Chobani and IMS Health Inc. We believe Mr. Coulter’s qualifications to sit on our Board include his experience in finance and extensive and diverse experience in domestic and international business.

Seth Farbman (52). Mr. Farbman became a director in January 2018. He served as Chief Marketing Officer of Spotify, Inc. from April 2015 to September 2018. He previously served as the Chief Marketing Officer of Gap, Inc. from February 2011 to April 2015. Prior to that, Mr. Farbman spent six years at Ogilvy & Mather holding various executive positions including Managing Director and helping found Ogilvy’s sustainability practice area, OgilvyEarth. Earlier in his career, Mr. Farbman held senior positions in the marketing departments of AT&T Wireless and Verizon Wireless. We believe that Mr. Farbman’s qualifications to sit on our Board include significant knowledge and extensive experience in leading and developing marketing strategies for retail and consumer brands, as well as his expertise with data analytics, e-commerce, social marketing and customer engagement.

Jonathan Sokoloff (62). Mr. Sokoloff has been a director since 2011. Mr. Sokoloff is a Managing Partner of Leonard Green & Partners, L.P., which he joined in 1990. Mr. Sokoloff serves on the boards of directors of Advantage Solutions, Inc., the Container Store Group, Inc., Jetro Cash & Carry Inc., Jo-Ann Stores Inc., Shake Shack, Inc., Signet Jewelers Limited, Topshop/Top Man Limited and Union Square Hospitality

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Group. He served on the boards of numerous companies, including Arrow Group Industries, Authentic Brands Group, Big 5 Sporting Goods, BJ’s Wholesale Club, The Brickman Group, Carr-Gottstein Foods Co., David’s Bridal, Diamond Triumph Auto Glass, Dollar Financial Group, MC Sporting Goods, the Pure Group, Rite Aid, Rival Manufacturing Co., Thrifty PayLess Holdings, The Tire Rack, Tourneau, Tuboscope, Vans, Varsity Brands, White Cap Industries, and Whole Foods Market. We believe Mr. Sokoloff’s qualifications to sit on our Board include his experience as a private equity investor and his experience as a director of other retail companies.

Michael Solomon (44). Mr. Solomon has been a director since 2019. Mr. Solomon is a Partner of Leonard Green & Partners, L.P., which he joined in 2000. Mr. Solomon serves on the boards of directors of PDC Brands and Prospect Medical Holdings, Inc., and previously served on the boards of directors of Dollar Financial Group, Inc., Petco Animal Supplies, Inc. and Phoenix Scientific, Inc. We believe Mr. Solomon’s qualifications to sit on our Board include his background as a private equity investor and his experience as a director of other companies.

Jack Weingart (53). Mr. Weingart has been a director since April 2019. Mr. Weingart is the Co-Managing Partner of TPG Capital, TPG’s U.S. and European private equity platform, and serves on the executive committee of TPG Global. He joined TPG in 2006 to establish and lead the firm’s capital markets group, where he led the planning and execution of all debt and equity issuance by TPG Capital portfolio companies. From 2006 through 2017, he served as Managing Partner of TPG Funding, which comprises the firm’s capital markets and fundraising activities. Prior to joining TPG, Mr. Weingart served as a Managing Director at Goldman, Sachs & Co. from 2005 to 2006, where he was responsible for managing the firm’s west coast leveraged finance and financial sponsor businesses. Before Goldman Sachs, he was a Managing Director with Banc of America Securities LLC from 2003 to 2005, where he lead the firm’s west coast financial sponsor business. From 1988 to 2003, Mr. Weingart worked at Merrill Lynch & Co. in a variety of leadership positions within investment banking and debt capital markets. He has served on the Boards of Chobani and the Awaso Hope Foundation. We believe that Mr. Weingart’s qualifications to sit on our board include his investment banking, capital markets and finance expertise and his experience as a director of other companies.

Executive Officers

The names and ages of the pre-Reorganization executive officers of Chinos Holdings as of July 18, 2019, along with their positions and qualifications, are set forth below. The management team of Chinos Holdings will be reconstituted following the Reorganization, as described in “Additional Information Related to the Madewell Business—Madewell Management.”

Name	Age	Position
Michael Nicholson	52	Interim Chief Executive Officer
Vincent Zanna	47	Chief Financial Officer and Treasurer
Libby Wadle	46	President and Chief Executive Officer—Madewell
Lynda Markoe	52	Chief Administrative Officer
Lisa Greenwald	40	Chief Merchandising Officer

Michael Nicholson. Mr. Nicholson has been the Interim Chief Executive Officer of Chinos Holdings since April 2019. Prior to that, he had been the President and Chief Operating Officer of Chinos Holdings since he joined Chinos Holdings on January 11, 2016. In addition, Mr. Nicholson served as the Chief Financial Officer of Chinos Holdings until August 23, 2017. Before joining Chinos Holdings, he was Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of ANN, Inc. from December 2012 until August 2015. Previously, from 2007 to 2012, he served as Executive Vice President, Chief Financial Officer and Treasurer of ANN, Inc. Prior to that, he spent seven years at Limited Brands, Inc. holding various executive positions including Executive Vice President, Chief Operating Officer and Chief Financial Officer for Victoria’s Secret Beauty Company. Earlier in his career, Mr. Nicholson held senior positions at Colgate Palmolive and Altria Group, Inc.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Vincent Zanna. Mr. Zanna has been the Chief Financial Officer and Treasurer of Chinos Holdings since August 23, 2017. He previously served as the Senior Vice President of Finance and Treasurer of Chinos Holdings since October 2016 and Vice President and Treasurer from 2012. Prior to joining Chinos Holdings in 2009, he served as the Treasurer of Footstar, Inc.

Libby Wadle. Ms. Wadle has been promoted to President and Chief Executive Officer—Madewell effective as of March 31, 2019. She became President—Madewell in May 2017. She had previously been the President—J.Crew Brand since April 2013. Before that, she was the Executive Vice President—J.Crew Brand from 2011 to 2013, and Executive Vice President—Retail and Factory from 2010 to 2011, and was Executive Vice President—Factory and Madewell from 2007 to 2010. Before that Ms. Wadle served as Vice President and then Senior Vice President of J.Crew Factory since 2004. Prior to joining Chinos Holdings, Ms. Wadle was Division Vice President of Women’s Merchandising at Coach, Inc. from 2003 to 2004 and held various merchandising positions at The Gap, Inc. from 1995 to 2003.

Lynda Markoe. Ms. Markoe has been the Chief Administrative Officer of Chinos Holdings since September 14, 2017. She previously served as the Executive Vice President, Human Resources & Legal since 2015. Prior to that, she served as Executive Vice President from 2007 to 2015 and before that she was Vice President and then Senior Vice President, Human Resources from 2003 to 2007. Before joining Chinos Holdings, Ms. Markoe worked at The Gap, Inc. where she held a variety of positions over 15 years.

Lisa Greenwald. Ms. Greenwald has been the Chief Merchandising Officer of Chinos Holdings since May 2017. She had previously been the SVP of Merchandising—Madewell from 2015 to 2017, and Vice President Madewell Merchandising from 2013 to 2015. Before that Ms. Greenwald held various other Merchandising positions within Chinos Holdings from 2004 to 2013. Prior to joining Chinos Holdings, Ms. Greenwald held various merchandising positons at Club Monaco from 2002 to 2003 and before that at The Gap, Inc. from 2000 to 2002.

Family Relationships

There are no family relationships between any of our current executive officers or directors.

Corporate Governance

Election of Members to the Board of Directors

Members of the Board of Directors have historically been nominated and elected in accordance with the provisions of Chinos Holdings’ pre-Reorganization Amended and Restated Certificate of Incorporation, as filed with the Delaware Secretary of State, Chinos Holdings’ Amended and Restated Bylaws and the stockholders agreement with the Sponsors and the holders of Series A Preferred Stock of Chinos Holdings.

Code of Ethics and Business Practices

Chinos Holdings has a Code of Ethics and Business Practices that has applied to all Chinos Holdings associates, including its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Controller, as well as members of the Board.

Board Committees

Chinos Holdings’ Board has established an audit committee and a compensation committee. During fiscal 2018, Carrie Wheeler served as the sole member of Chinos Holdings’ audit committee. Ms. Wheeler stepped down from the audit committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler as the sole member of the audit committee. The audit committee recommends the annual

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

appointment of auditors with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of Chinos Holdings’ internal control procedures. For fiscal 2018, the members of Chinos Holdings’ compensation committee were Mr. Sokoloff and Ms. Wheeler. On February 13, 2019, Mr. Solomon replaced Mr. Sokoloff on the compensation committee. Ms. Wheeler stepped down from the compensation committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler on the compensation committee. The compensation committee reviews and approves the compensation of our executive officers, authorizes and ratifies stock option and/or restricted stock grants and other incentive arrangements, and authorizes employment agreements with our executive officers.

Prior to the Reorganization, each of the Sponsors has the right to have at least one of its directors sit on each committee of the Board of Directors, to the extent permitted by applicable laws and regulation.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS EXECUTIVE COMPENSATION

The following is a discussion of Chinos Holdings’ executive compensation prior to the Reorganization. In connection with the Reorganization, the board of directors and the senior management team of Chinos Holdings will be reconstituted, a new compensation committee will be appointed, a new compensation committee charter will be adopted, new equity compensation plans and programs will be adopted, members of the senior management team will enter into new compensation arrangements and Chinos Holdings will employ a new compensation philosophy for its directors and officers. For information regarding the compensation practices of Chinos Holdings after the Reorganization, please see “Additional Information Related to the Madewell Business—Madewell Compensation.”

As used in this section only, unless the context requires otherwise, “Chinos Holdings” the “Company,” “we,” “us” or “our” refer to Chinos Holdings, Inc. and its consolidated subsidiaries, references to “stock” and “equity” refer to the common stock of Chinos Holdings, “Madewell” refers to the Madewell business and “J.Crew” refers to the J.Crew business in each case, prior to giving effect to the Reorganization.

Compensation Discussion and Analysis

In general, this section focuses on, and provides a description of, our executive compensation process and a detailed discussion of each of the key elements of our compensation program for fiscal 2018 as they apply to the individuals named in the Summary Compensation Table (the “Named Executive Officers”). The following is a discussion of the current compensation philosophy and programs applicable to our executive officers in fiscal 2018. Adam Brotman resigned as President and Chief Experience Officer of the Company, effective as of April 19, 2019.

CEO Resignation and the CEO Office

On November 17, 2018, James Brett stepped down as Chief Executive Officer (“CEO”) and director of Chinos Holdings. On that same date, the Board of Directors established an office of the CEO (the “CEO Office”), comprised of Michael Nicholson, Adam Brotman, Lynda Markoe and Libby Wadle, to carry out the duties and responsibilities of the CEO until a new CEO is appointed. On April 11, 2019, the CEO Office was dissolved and Mr. Nicholson was elected Interim Chief Executive Officer. For purposes of our reporting obligations, Mr. Nicholson served as our principal executive officer following Mr. Brett’s departure in fiscal 2018. Except as otherwise described herein, references in this section only to the “CEO” shall mean and refer collectively to one or more of the members of the CEO Office following Mr. Brett’s departure and, prior to Mr. Brett’s departure, shall refer to Mr. Brett.

Fiscal 2018 Compensation Philosophy and Compensation Program Objectives

Our Compensation Committee placed high value on attracting and retaining our executives and associates since their talent and performance are essential to our long-term success. Our compensation program was designed to be both competitive and fiscally responsible and sought to:

•	attract the highest caliber of talent required for the success of our business,

•	retain those associates capable of achieving challenging performance standards,

•	incent associates to strive for superior company and individual performance,

•	align the interests of our executives with the financial and strategic objectives of our Sponsors and

•	encourage and reward the achievement of our short- and long-term goals and operating plans.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

We sought to achieve the objectives of our executive compensation program by offering a compensation package that utilized four key elements: (1) base salary, (2) annual cash incentives, (3) long- term cash incentives, and (4) equity incentives. We believed that together these elements supported the objectives of our compensation program without encouraging unnecessary or excessive risk taking on the part of our associates.

•

Base Salaries. We have sought to provide competitive base salaries factoring in the responsibilities associated with the executive’s position, the executive’s skills and experience, and the executive’s performance as well as other factors. We believed appropriate base salary levels are critical in helping it attract and retain talented associates.

•

Annual Cash Incentives. The aim of this element of compensation was to reward individual and group contributions to our annual operating performance based upon the achievement of pre-established performance standards in the most recent completed fiscal year. We refer to the annual incentive plan as the “AIP.” Our Compensation Committee may also grant discretionary bonuses from time to time.

•

Long-Term Cash Incentives. In 2017, we began an initiative to improve our business performance and adopted the Transformation Incentive Plan (“TIP”) to reward key associates for their important contributions to this effort. The TIP remained in effect for fiscal 2018. The bonus pool under the TIP was funded with a percentage of the value realized pursuant to the transformation initiative. Certain of our executive officers were eligible for awards under the TIP, and we believed that this element of our compensation program was an important avenue to achieve the goals of the transformation initiative. Effective as of April 20, 2018, the Compensation Committee modified the performance requirements of the TIP. Following this modification, Ms. Markoe, Mr. Nicholson and Mr. Zanna, who are participants of the TIP, became eligible for payments (“Target Award(s)”) based on the achievement of J.Crew Adjusted EBITDA (as defined below) goals. For this purpose, “Performance Period(s)” under the TIP were based on each fiscal month of the measurement period, with the last Performance Period ending on January 31, 2020. Fifty percent of an established Target Award (offset by any payments previously made to a participant under the TIP (“Prior Payments”)) would be earned upon achievement of the $250 million of J.Crew Adjusted EBITDA on a running twelve fiscal month basis during a Performance Period, and the remaining fifty percent would be earned upon achievement of $300 million of J.Crew Adjusted EBITDA (less any remaining offset not yet taken of Prior Payments) on a running twelve fiscal month basis during any subsequent Performance Period.

•

Long-Term Equity Incentives. The long-term element of our compensation program has consisted of the opportunity for our executive officers to participate directly as equity owners of Chinos Holdings through equity awards granted pursuant to our 2011 Equity Incentive Plan. The equity component has been a significant element of our executive compensation program because we believed that a meaningful equity interest by our executive officers and management team would provide a strong incentive to drive top line growth, increase margins and profitability and pursue growth opportunities, which we, historically, believed would lead to increased equity value and returns to investors.

The Fiscal 2018 Executive Compensation Process

The Compensation Committee

Our Compensation Committee oversaw our executive compensation program. During 2018, the Committee met regularly, both with and without management. The Compensation Committee’s responsibilities are detailed in its charter. These responsibilities included, but were not limited to, the following:

•	reviewing and approving our compensation philosophy,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	determining executive compensation levels,

•	annually reviewing and assessing performance goals and objectives for all executive officers, including the CEO and

•	determining short-term and long-term incentive compensation for all executive officers, including the CEO.

The Compensation Committee has been responsible for making all decisions with respect to the compensation of the executive officers. With respect to the executive officers other than the CEO, the Compensation Committee’s compensation decisions have typically involved the review of recommendations made by our CEO and Chief Administrative Officer (“CAO”). The CEO and CAO have generally attended the Compensation Committee’s meetings, provided input to the Compensation Committee regarding the effectiveness of the compensation program in attracting and retaining key talent and made recommendations to the Compensation Committee regarding executive merit increases, short-term and long-term incentive awards and compensation packages for executives being hired or promoted. The Compensation Committee has also considered any evaluation of the performance of the executive officers (other than with respect to themselves) in making compensation decisions.

The compensation of the CEO has historically been determined by the Compensation Committee independently of management. The Compensation Committee has made decisions about the CEO’s compensation during executive session outside the presence of the CEO. Annually, outside directors of the Board have evaluated the performance of the CEO and that evaluation was then communicated to the CEO by the Chairman of the Compensation Committee.

The Committee’s process for determining executive compensation has been straightforward. In the first quarter of each fiscal year, the Compensation Committee’s primary focus has been to review base salaries, determine payout amounts for annual cash incentives in respect of the prior fiscal year for the executive officers, and review long-term equity for the executive officers and certain other senior associates. At this time, the Compensation Committee has also generally reviewed and established performance metrics for the current fiscal year’s annual cash incentive plan.

The Compensation Committee has historically considered both external and internal factors when making decisions about executive compensation. External factors have included the competitiveness of each element of our compensation program relative to peer companies and the market demand for executives with specific skills or experience in the specialty apparel industry. Internal factors have included an executive’s level of responsibility, level of performance, long-term potential and previous levels of compensation, including outstanding equity awards. While all of these factors have provided useful data points in setting compensation levels, we also took into account the fact that external data typically reflects pay decisions made during a prior year. We also considered the state of the overall retail industry, the economy and general business conditions.

Outside Compensation Consultant

No independent executive compensation consultants were retained by the Compensation Committee during fiscal 2018.

Benchmarking Process

In making compensation decisions for fiscal 2018, the Compensation Committee considered the competitive market for executives and compensation levels provided by comparable companies. The comparative group used to benchmark compensation with respect to our executive officers and other key associates has been composed of specialty retailers with highly visible brands that we view as competitors for customers and/or

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

executive talent. For fiscal 2018, the peer companies were Abercrombie & Fitch Co., American Eagle Outfitters, Inc., Ascena Retail Group, Inc., Chico’s FAS, Inc., The Gap, Inc., Guess, Inc., L Brands, Inc., Michael Kors Holdings Ltd., Nordstrom, Inc., Ralph Lauren Corp., Tapestry, Inc., Under Armour, Inc., Urban Outfitters, Inc. and Williams-Sonoma, Inc. In addition, we have monitored the marketplace for innovative and creative compensation programs of those companies that we have viewed as leading their industry. Though we have generally targeted salary levels at the median of our peer group, total compensation may have exceeded or fallen below the median for certain of our executive officers and other key associates since one of the objectives of our compensation program has been to consistently reward and retain top performers and to differentiate compensation based upon individual and company performance.

We have also considered compensation survey data from surveys in which we participated or purchased from a variety of publishers which may have incorporated data from other industries.

Components of the Executive Compensation Program

We believed that a substantial portion of executive compensation should be performance-based. We also believed it is essential for executives to have a meaningful equity stake linked to our long-term performance of Chinos Holdings; therefore, we created compensation packages that aimed to foster this culture. As such, other than base salary, compensation of our executive officers has largely been comprised of variable or “at-risk” incentive pay linked to our financial performance and individual contributions. Other factors we have historically considered in evaluating executive compensation included internal pay equity, external market and competitive information, assessment of individual performance, level of responsibility, and the overall expense of the program. In addition, we have also strived to offer benefits competitive with those of our peer group and appropriate perquisites.

Base Salary

Base salary has represented the fixed component of our executive officers’ compensation. The Compensation Committee set base salary levels based upon experience and skills, position, level of responsibility, the ability to replace the individual, and market practices. Base salaries for the executive officers were initially set when they commence employment with us. The Compensation Committee reviewed base salaries of the executive officers annually and approved all salary increases for the executive officers. Increases have been based on several factors, including the Compensation Committee’s assessment of individual performance and contribution, promotions, level of responsibility, scope of position, competitive market data, and general economic, retail and business industry conditions, as well as, with respect to our executive officers other than the CEO, input from the CEO and the CAO as described above.

In 2018, the Compensation Committee set the base salary for Mr. Brotman in connection with his hire in March 2018 and the Compensation Committee also reviewed base salaries for the other Named Executive Officers and determined not to make any changes with the exception of an increase in Mr. Zanna’s base salary from $475,000 to $500,000 effective as of April 1, 2018. In connection with her promotion to President and Chief Executive Officer—Madewell, the Compensation Committee increased Ms. Wadle’s base salary from $850,000 to $950,000 effective as of March 31, 2019.

Annual Cash Incentives

Our Named Executive Officers have typically had the opportunity to earn cash incentives for meeting annual performance goals. Historically, before the end of the first quarter of the relevant fiscal year, the Compensation Committee has established financial and performance targets and opportunities for such year, which are based upon J.Crew Group’s goals for Earnings Before Interest Taxes Depreciation and Amortization (EBITDA), as adjusted.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our goals for EBITDA have been linked to our budget and plan for long-term success. These EBITDA performance targets have been the key measures used to determine whether an incentive award would be paid for the fiscal year and, to the extent achieved, have determined the range of the incentive award opportunity for the Named Executive Officers. We calculated EBITDA using the net loss recorded for J.Crew Group in accordance with U.S. GAAP, adding back interest, depreciation, amortization and income tax expenses for the applicable fiscal year. We have also adjusted for items such as non-cash share-based compensation, the impact of purchase accounting resulting from the J.Crew Group’s acquisition by affiliates of TPG and LGP, non-cash impairment losses, certain severance, transaction and transformation costs (as so calculated, “J.Crew Adjusted EBITDA”).

Annual incentive awards to our Named Executive Officers have historically been paid from the same incentive pool used for all of our eligible associates. For fiscal 2018, the potential size of the total pool was determined by overall J.Crew Group performance against pre-established J.Crew Adjusted EBITDA goals for the fiscal year ended February 2, 2019, which were approved by the Compensation Committee as follows: for J.Crew Adjusted EBITDA of $253.3 million, the pool would be funded at 25% of the target amount; for J.Crew Adjusted EBITDA of $298.0 million, the pool would be funded at 100% of the target amount, for J.Crew Adjusted EBITDA of $372.5 million, the pool would be funded at 200% of the target amount, and for J.Crew Adjusted EBITDA of more than $372.5 million, the pool could be funded at the discretion of the Compensation Committee.

The target amount of the incentive pool has been determined by calculating the sum of the target incentive award amount assigned to each plan participant. Target awards of the Named Executive Officers have been expressed as a percentage of annual base salary for the relevant fiscal year, and the specific percentages to follow are reflective of fiscal 2018 awards. Prior to his termination, Mr. Brett’s target award was 150% of his annual base salary, and under the terms of his employment agreement he was guaranteed a bonus of at least 150% of his annual base salary for fiscal 2018, with a maximum payment up to 375% of his annual base salary. The target award for Mr. Zanna was 50% of his annual base salary, with a maximum payment up to 125% of his annual base salary. The target award for Mr. Nicholson was 100% of his annual base salary, with a maximum payment up to 250% of his annual base salary. The target award for Ms. Markoe was 75% of her annual base salary, with a maximum payment up to 187.5% of her annual base salary. The target award for Mr. Brotman was 150% of his annual base salary, and subject to the terms of his employment agreement, he is guaranteed a bonus of at least $1.35 million for fiscal 2018 and 2019, with a maximum payment up to 375% of his annual base salary. The target award for Ms. Wadle was 100% of her annual base salary, with a maximum payment up to 250% of her annual base salary.

The Committee determined the amount of the annual incentive awards for the Named Executive Officers using its discretion, subject to the maximum specified in the plan and the applicable employment agreement and could take into account divisional performance. In making this determination, the Compensation Committee took into account the recommendations of the CEO for Named Executive Officers other than the CEO. For these executives, the CEO took significant time to review both the quantitative and qualitative performance of each such executive and recommended to the Compensation Committee an incentive award amount for each of them. Provided the threshold J.Crew Adjusted EBITDA target was achieved, the CEO would then consider whether to recommend payouts for individuals at the level established by the J.Crew Adjusted EBITDA results and within the range established by each Named Executive Officer’s target incentive (other than the CEO). Final annual incentive awards were established based on the overall judgment of the Compensation Committee, taking into account the recommendations made by the CEO, as applicable, with no fixed or specific mathematical weighting applied to any element of individual performance.

If J.Crew Group did not meet the threshold J.Crew Adjusted EBITDA target, then no payments would be made to the Named Executive Officers with respect to the AIP, unless he or she was contractually guaranteed a bonus for the fiscal year. However, Chinos Holdings could have awarded discretionary bonuses to reward division performance or for retention purposes. The Committee also retained discretion to fund an incentive pool applicable only to its Factory, Wholesale, or Madewell businesses for meeting internal budget goals even in the event that the J.Crew business incentive pool was not triggered.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

As a result of the difficult operating environment in fiscal 2018, the threshold J.Crew Adjusted EBITDA target was not achieved, the annual incentive pool was not funded and no annual cash incentive awards have been paid or will be paid on that basis, except that Mr. Brett received a prorated annual bonus of $1,479,452 (based on a target-level of achievement) in connection with the general release entered into in connection with his termination of employment, and Mr. Brotman received an annual bonus of $1,350,000 subject to and pursuant to his employment agreement. Based on its discretion, the Compensation Committee determined to award Ms. Wadle an annual bonus of $850,000 in recognition of her efforts towards the achievement of Madewell’s internal budget goals. Additionally, the Compensation Committee determined to award discretionary bonuses in recognition of significant achievements in the difficult operating environment in the amount of $100,000 for Mr. Zanna, $250,000 for Mr. Nicholson and $112,500 for Ms. Markoe.

Transformation Incentives

The Named Executive Officers did not earn cash incentive awards in fiscal 2018 under our Transformation Incentive Plan, which we adopted on June 12, 2017. The TIP was intended to incentivize key associates to improve our business performance by rewarding them with a percentage of the value realized pursuant to these efforts based on the achievement of specified J.Crew Adjusted EBITDA levels. The grant of awards is discretionary to the Compensation Committee. The Committee may set target awards for each participant, and the award may be based on performance goals and objectives (individual and/or team targets), which may differ for each participant.

Payments under the TIP have historically been made with respect to performance periods established by the Compensation Committee. For fiscal 2018, there were twelve performance periods made up of each fiscal month during the year. The first performance period lasted one fiscal month and commenced as of the beginning of fiscal year 2018, with each fiscal month thereafter making up the remainder of the performance periods. For fiscal 2018, the J.Crew Adjusted EBITDA goals were not achieved and no amounts were earned under the TIP.

Long-Term Equity Incentives

Our Named Executive Officers’ compensation includes long-term equity of Chinos Holdings as we believed stockholder value is achieved through an ownership culture that encourages a focus on long-term performance by its Named Executive Officers and other key associates. By providing our executives with an equity stake in Chinos Holdings, we were better able to align the interests of its Named Executive Officers and our Sponsors. In establishing long-term equity incentive grants for our Named Executive Officers, the Compensation Committee has reviewed certain factors, including the outstanding equity investment and grants held both by the individual and by its executives as a group, the overall size of the equity pool, total compensation, performance, vesting dates of outstanding grants, tax and accounting costs, potential dilution and other factors.

Pursuant to the 2011 Equity Incentive Plan, for 2018, the Committee approved stock option and restricted stock awards of Chinos Holdings to the Named Executive Officers, consistent with its view that long-term equity incentives are an important part of an ownership culture that encourages a focus on long-term performance by our Named Executive Officers and other key associates. In fiscal 2018, Mr. Nicholson was granted 700,280 shares of restricted stock, Mr. Zanna was granted 199,580 shares of restricted stock, Ms. Wadle was granted 595,240 shares of restricted stock, Ms. Markoe was granted 490,200 shares of restricted stock, and Mr. Brotman was granted 1,286,770 shares of restricted stock. Half of each award was subject to the satisfaction of performance criteria, which were not satisfied, and half of each award was subject to time-based vesting. See footnotes to “Grants of Plan-Based Awards—Fiscal 2018” table below for description of the terms of the awards.

Equity Ownership. We believed that our executives should have a meaningful ownership stake in Chinos Holdings to underscore the importance of linking executive and investor interests, and to encourage long-term perspective in managing the business. This ownership stake has been achieved primarily through the award of stock options and restricted stock.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Benefits and Perquisites. Benefits have been provided to our Named Executive Officers in the same manner that they have been provided to all other associates. Our Named Executive Officers have been eligible to participate in our 401(k) plan (which includes a company match component) and receive the same health, life, and disability benefits available to our associates generally.

We have offered all of our associates (including the Named Executive Officers) and directors a discount on most merchandise in our stores, and through our e-commerce business. We have offered this discount because it has been beneficial to us to encourage associates and directors to shop in our stores and online. Additionally, this discount represents common practice in the retail industry. This discount has been extended to IRS-qualified dependents and spouses.

We have also provided relocation assistance and temporary living expenses from time to time.

We have not offered a defined benefit pension, supplemental executive retirement plan (SERP) or a non-qualified deferred compensation plan to our associates or Named Executive Officers.

Employment Agreements

From time to time, we entered into employment agreements in order to attract and retain key executives. Prior to the Reorganization, each of the currently-employed Named Executive Officers were party to an employment agreement with us. Mr. Brett was party to an employment agreement with us before his resignation. As described in a section that follows, the employment agreements have generally defined the executive’s position, specified a minimum base salary, and provided for participation in our annual and long-term incentive plans, as well as other benefits. Most of the agreements have contained covenants that limited the executives’ ability to compete with us or solicit our associates or customers for a specified period following termination. The agreements have also provided for various benefits under certain termination scenarios. In general, these benefits have consisted of salary continuation for periods ranging from 12 to 18 months, a pro-rata or full cash incentive award for the year in which termination occurred, and in some cases, the acceleration or continued vesting (in accordance with the original vesting schedule) of a portion of unvested equity. The provisions have varied by executive because each agreement was negotiated by us and the Named Executive Officer on an individual basis at the time of hire or renewal, as applicable. We have believed that these agreements enhanced our ability to recruit and retain the Named Executive Officers, offer them a degree of security in the very dynamic environment of the retail industry, and protect ourselves competitively through non-competition and non-solicitation requirements if the executives terminated their employment with us.

The section below contains information, both narrative and tabular, regarding the types of compensation paid to our (i) principal executive officer, (ii) principal financial officer, (iii) other three most highly compensated executive officers as of the end of fiscal 2018, and (iv) former principal executive officer, who served for a portion of fiscal 2018. The Summary Compensation Table contains an overview of the amounts paid to our Named Executive Officers for fiscal year 2018. The tables following the Summary Compensation Table—the Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal Year-End, and Option Exercises and Stock Vested—contain details of our Named Executive Officers’ recent non-equity incentive and equity grants, past equity awards, general equity holdings, and option exercises. Finally, we have included a table showing potential severance payments to our Named Executive Officers pursuant to their individual employment agreements and certain of its equity incentive plans, assuming, for these purposes that the relevant triggering event occurred on February 2, 2019.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Summary Compensation Table

The following table sets forth the compensation paid to or earned during fiscal 2018, as applicable, by our Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary ($)(3)	Bonus ($)(4)	Stock Awards ($)(5)	Option Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
Michael Nicholson,	2018	$1,000,000	$750,000	$—	$—	$11,000	$1,761,000
President & Chief Operating Officer

Vincent Zanna,	2018	$495,673	$100,000	$—	$—	$11,000	$606,673
Chief Financial Officer & Treasurer

Libby Wadle,	2018	$850,000	$850,000	$—	$—	$11,000	$1,711,000
President, Madewell Brand

Lynda Markoe,	2018	$600,000	$112,500	$—	$—	$11,000	$723,500
Chief Administrative Officer

Adam Brotman(1),	2018	$813,462	$3,850,000	$—	$—	$278,845	$4,942,307
President & Chief Experience Officer

James Brett(2),	2018	$1,009,616	$3,354,452	$—	$—	$606,102	$4,970,170
Former Chief Executive Officer

(1)	Mr. Brotman joined Chinos Holdings in March 2018. The amounts included in this table include the amounts paid to or earned by Mr. Brotman for the portion of the fiscal year he was employed by us.
(2)

Mr. Brett served as our Chief Executive Officer from July 2017 until his resignation in November 2018. The amounts included in this table include the amounts paid to or earned by Mr. Brett for the portions of the applicable fiscal year he was employed by us, as well as the amounts paid to Mr. Brett in connection with his termination of employment.

(3)	Represents cash base salary compensation paid to, or on behalf of, the Named Executive Officer. For Mr. Zanna, represents an increase in salary from $475,000 to $500,000 effective April 1, 2018.
(4)

Represents the annual cash incentive awards under our AIP, discretionary bonus awards, retention bonuses and signing bonuses earned by each Named Executive Officer, as applicable. Descriptions of our AIP and TIP are in a previous section. Payment to Mr. Nicholson includes a retention bonus of $500,000 paid to him in June 2018 pursuant to the terms of the amendment to his employment agreement dated August 2, 2017. Payment to Mr. Brotman includes the first installment of his signing bonus ($2,500,000) that was paid to him in March 2018 and the minimum guaranteed bonus of $1,350,000 under the AIP payable to him in April 2019, in each case, subject to and pursuant to the terms of his employment agreement. Payment to Mr. Brett includes the second installment of the signing bonus $1,125,000 that was paid to him in July 2018 pursuant to the terms of his employment agreement and the third installment of the signing bonus $750,000 that was paid to him in November 2018 pursuant to his separation from Chinos Holdings.

(5)

For each of the Named Executive Officers, represents the aggregate grant date fair value calculated under Accounting Standards Codification (ASC) 718-Compensation-Stock Compensation as share-based compensation in our financial statements for fiscal year 2018 of stock awards and option awards made in that fiscal year, excluding the effect of estimated forfeitures. For awards subject to performance conditions, the amount reflects the grant date fair value of the awards based on the probable outcome of the performance conditions, which was determined to be zero because achievement of the performance conditions was determined not to be probable. If the performance conditions were achieved at maximum levels, the grant date fair value of the awards would be $14,006 for Mr. Nicholson, $3,992 for Mr. Zanna, $11,905 for Ms. Wadle, $9,804 for Ms. Markoe and $24,160 for Mr. Brotman. No amounts are included in this table in respect of the option awards made to Mr. Zanna and Mses. Wadle and Markoe in fiscal 2018 because the grant date fair value of such awards was zero. See note 8, “Share-Based Compensation” to the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

historical consolidated financial statements of Chinos Holdings for a description of assumptions underlying valuation of equity awards.
(6)	All other compensation for fiscal 2018 consisted of the following:

	401(k) Matching Contributions ($)(i)	Relocation Expenses ($)(ii)	Temporary Housing ($)(iii)	Severance ($)(iv)	Total
Michael Nicholson	$11,000	$—	$—	$—	$11,000
Vincent Zanna	$11,000	$—	$—	$—	$11,000
Libby Wadle	$11,000	$—	$—	$—	$11,000
Lynda Markoe	$11,000	$—	$—	$—	$11,000
Adam Brotman	$—	$31,827	$247,018	$—	$278,845
James Brett	$—	$—	$—	$606,102	$606,102

(i)	Represents total contributions to each Named Executive Officer’s account in our tax-qualified 401(k) Plan.
(ii)	Represents relocation expenses paid to Mr. Brotman in fiscal 2018 in accordance with his employment agreement, as described in further detail below.
(iii)	Represents temporary housing expenses paid to Mr. Brotman in fiscal 2018 in accordance with his employment agreement, as described in further detail below.
(iv)

Represents severance payments and benefits paid or payable to Mr. Brett under his release agreement in connection with his termination of employment with us. See “—Potential Payments Upon Termination or Change in Control” for a description of these severance payment and benefits.

Named Executive Officer Employment Agreements

In addition to the terms and conditions of the employment, offer letters and letter agreements described below (referred to as “employment agreements”), the Named Executive Officers party to employment agreements have been entitled to post-termination severance payments and benefits in certain circumstances, which are described in detail in “—Potential Payments Upon Termination or Change in Control” below.

Michael Nicholson

Mr. Nicholson transitioned to his position as Interim Chief Executive Officer in April 2019. Prior to that, he transitioned to the position of President, Chief Operating Officer on August 23, 2017. Pursuant to this transition, effective as of May 25, 2017, we amended his employment agreement, which the parties had originally entered into in December 2015. The amended agreement provided for a base salary increase from $800,000 to $1,000,000 per year, a target bonus opportunity under our annual bonus plan of 100% of his annual base salary based upon the achievement of certain performance objectives to be determined each year (with a maximum bonus equal to the maximum amount permitted under the plan), and eligibility to participate in the TIP. The amendment also provided for a retention bonus to be paid in three installments, subject to Mr. Nicholson’s continued employment with us. The first installment ($500,000) of this retention bonus was paid on January 1, 2018, the second installment ($500,000) was paid on July 1, 2018 and the final installment ($1,000,000) was paid on May 1, 2019. Mr. Nicholson has been eligible for paid time off and to participate in our benefit package as made generally available to other senior executives.

Vincent Zanna

We entered into an employment agreement with Mr. Zanna effective April 1, 2018. The agreement had a term of three years beginning on that date, subject to automatic one-year renewals unless we were to provide two months’ written notice or Mr. Zanna were to provide four months’ written notice, in each case, prior to the expiration of the term. The agreement provided for a minimum annual base salary of $500,000, which would be reviewed annually by us, and an annual cash incentive award with a target of 50% and a maximum of 125% of his annual base salary.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Libby Wadle

Ms. Wadle was promoted to President and Chief Executive Officer—Madewell effective as of March 31, 2019. She became President—Madewell in May 2017. She had previously served as President—J.Crew Brand since April 2013. Ms. Wadle entered into an employment agreement for a three-year term beginning in November 2011 (then, as Executive Vice-President), subject to automatic one-year renewals unless we were to provide two months’ written notice or Ms. Wadle were to provide four months’ written notice, in each case, prior to the expiration of the current term. The agreement provided for a minimum annual base salary of $700,000, which would be reviewed annually by Chinos Holdings, and an annual cash incentive award with a target of 75% and a maximum of 187.5% of base salary (which was subsequently adjusted to a target of 100% and a maximum of 250%). Her current annual base salary prior to the Reorganization is $850,000.

Ms. Wadle has been bound by non-competition and customer/supplier non-solicitation covenants during her employment and for a period of twelve months following termination of employment, provided that these restrictive covenants would not apply following termination of employment by us without cause or by her for good reason. Ms. Wadle would also be subject to employee non-solicitation/no-hire covenants for a period of twelve months following termination of her employment for any reason.

Lynda Markoe

In connection with her promotion to Chief Administrative Officer, we entered into an employment agreement with Ms. Markoe, dated September 14, 2017, which had a three-year term and would automatically renew for successive one-year periods unless either party were to give notice of its election not to renew. Pursuant to this agreement, Ms. Markoe’s base salary was not less than $600,000 and she has been eligible to earn a target annual bonus of 75% (and up to a maximum of 187.5%) of such base salary, subject to meeting certain Chinos Holdings and individual performance goals.

Adam Brotman

In connection with his hire as President and Chief Experience Offer in March 2018, we entered into an employment agreement with Mr. Brotman, dated February 9, 2018. The agreement provided for a base salary of $900,000 and for an annual bonus with a target of 150% of his annual base salary (with the maximum bonus equal to the maximum amount allowed under the terms of the plan), subject to meeting applicable performance goals. Also, for each of fiscal years 2018 and 2019, Mr. Brotman’s annual bonus would not be less than $1,350,000 per year subject to the terms of the agreement. He has also been eligible to earn a performance incentive bonus of $5,000,000 based on the achievement of J.Crew Adjusted EBITDA, on the following basis: (i) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $275 million, (ii) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $300 million, and (iii) one-third upon achievement of J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $400 million, provided that in each case that the applicable J.Crew Adjusted EBITDA target is sustained at such level for a period of six fiscal months thereafter.

Under his employment agreement, we paid to Mr. Brotman a signing bonus of $2,500,000 in March 2018 and would pay an additional $1,000,000 within two weeks of the first anniversary of the start of his employment with us. Mr. Brotman would be obligated to repay us a portion of this signing bonus if his employment were to terminate for cause or without good reason within one year of receipt of such portion. Pursuant to the agreement, we would pay to Mr. Brotman a monthly housing allowance of up to $15,000 per month for the duration of his employment. We also agreed to provide relocation assistance to Mr. Brotman, to be repaid to us if Mr. Brotman’s employment were to be terminated for cause or if he were to resign without good reason before the first anniversary of the start of his employment with us.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Pursuant to the agreement, we granted to Mr. Brotman 1,286,770 restricted shares of Class A common stock pursuant to the 2011 Equity Incentive Plan, 53% of which are subject to time-based vesting and 47% of which are subject to performance-based vesting.

Applicable Non-Competition and Non-Solicitation Covenants

Each of the Named Executive Officers has been bound by a non-competition covenant and, other than Mr. Brotman, a customer/supplier non-solicitation covenant during his or her respective period of employment and would be bound to such covenants for a period of twelve months following his or her termination of employment by us without causes or by the individual for good reason. Each of the Named Executive Officers other than Mr. Brotman would also be subject to employee non-solicitation/no-hire covenants for twelve months following termination of his or her employment for any reason and Mr. Brotman would be subject to a no-hire covenant for a period of eighteen months following termination of his employment for any reason.

Grants of Plan-Based Awards—Fiscal 2018

The following table sets forth the non-equity and equity incentive awards and other equity awards granted to our Named Executive Officers for fiscal 2018.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael Nicholson	2/21/2018	$250,000	$1,000,000	$2,500,000	—	—	—	—	—
		$—	$—	$—	—	350,140	—	350,140	14,006

Vincent Zanna	2/21/2018	$62,500	$250,000	$625,000	—	—	—	—	—
		$—	$—	$—	—	99,790	—	99,790	3,992

Libby Wadle	2/21/2018	$212,500	$850,000	$2,125,000	—	—	—	—	—
		$—	$—	$—	—	297,620	—	297,620	11,905

Lynda Markoe	2/21/2018	$112,500	$450,000	$1,125,000	—	—	—	—	—
		$—	$—	$—	—	245,100	—	245,100	9,804

Adam Brotman	3/19/2018	$—	$1,350,000	$3,375,000	—	—	—	—	—
		$—	$—	$—	—	603,990	—	682,780	27,311

James Brett		$—	$1,875,000	$4,687,500	—	—	—	—	—

(1)

Represents possible payouts under the AIP for fiscal 2018. For Messrs. Brotman and Brett, no amount is included in the “Threshold” column for their AIP awards because they were entitled to receive bonuses at a minimum level equal to their target annual bonus for fiscal 2018.

(2)

Represents shares of restricted stock granted under the 2011 Equity Incentive Plan that are subject to performance-based vesting. These restricted shares would vest based on upon achievement of annual EBITDA of $350M (and for Mr. Brotman upon the achievement of an EBITDA of $300 million in any given fiscal year, 402,660 shares would vest; and thereafter, if an EBITDA of $350 million to $500 million (the “Range”) were to be achieved in any given fiscal year, then the above vesting would increase between 0% and 50% in proportion to the EBITDA increase within the Range up to a maximum vesting increase of 50% at the $500 million EBITDA threshold (603,990 shares of Class A common stock), provided that in all cases such EBITDA targets would be sustained at such level for a period of six (6) calendar months thereafter). The shares would also be subject to adjustment in good faith by the Compensation Committee to reflect future acquisitions and dispositions, and provided that the Named Executive Officer had remained in continuous employment from the grant date through the vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(3)

Represents shares of restricted stock granted under the 2011 Equity Incentive Plan that have been subject to time-based vesting. For the Named Executive Officers other than Mr. Brotman, 40% of these shares would vest on the second anniversary of the grant date (February 21, 2018) and an additional 20% of the shares would vest on each of the next three anniversaries of the grant date, in each case, generally subject to the Named Executive Officer’s continued employment through the applicable vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below). The restricted shares granted to Mr. Brotman would vest in equal annual installments on each of the first four anniversaries of the grant date (March 19, 2018), generally subject to his continued employment through the applicable vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

(4)

These amounts represent the aggregate grant date fair value of the stock awards calculated in accordance with ASC 718-Compensation-Stock Compensation, excluding the effect of estimated forfeitures. For the award subject to performance conditions, the amount reflects an aggregate grant date fair value of $0 based on the probable outcome of the performance conditions. The maximum grant date fair value of these awards was $14,006 for Mr. Nicholson, $3,992 for Mr. Zanna, $11,905 for Ms. Wadle, $9,804 for Ms. Markoe and $24,160 for Mr. Brotman. See note 6 to the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal 2018 Year-End

The following table sets forth information regarding the outstanding awards under our 2011 Equity Incentive Plan held by our Named Executive Officers at the end of fiscal 2018. For awards granted prior to fiscal 2018, the numbers of shares and exercise prices, as applicable, reported in the table have been adjusted to take into account the reverse stock split that we effectuated in 2017.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)(3)	Market Value of Shares of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)(4)
Michael Nicholson	1/11/2016	120	80	—	1,000.00	1/11/2026	—	—	—
	1/11/2016	—	—	—	—	—	100	32	150	48
	2/21/2018	—	—	—	—	—	350,140	112,045	350,140	112,045

Vincent Zanna	5/10/2016	10	15	—	1,000.00	5/10/2026	—	—	—
	6/29/2016	5	4	4	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	99,790	31,933	99,790	31,933

Libby Wadle	5/10/2016	—	—	—	—	—	75	24	100	32
	6/29/2016	136	52	188	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	297,620	95,238	297,620	95,238

Lynda Markoe	5/10/2016	—	—	—	—	—	37	12	50	16
	6/29/2016	77	28	105	1,000.00	6/29/2026	—	—	—
	2/21/2018	—	—	—	—	—	245,100	78,432	245,100	78,432

Adam Brotman	3/19/2018	—	—	—	—	—	682,780	218,490	603,990	193,277

James Brett	10/3/2017	—	—	—	—	—	—	—	2,113,036	676,172

(1)

Represents time-based stock options that were unvested as of the end of fiscal 2018. Mr. Nicholson’s stock option would vest in equal installments on the first five anniversaries of the grant date. The stock option granted to Mr. Zanna on May 10, 2016 would vest in equal installments on each of the first five anniversaries of the grant date and the stock option granted to him on June 29, 2016 was vested as to one-fifth of the shares on the grant date and would vest as to an additional one-fifth of the shares on each of the first four anniversaries of the grant date. The stock option granted to Ms. Wadle vested as to 84 shares on the grant date and would vest as to the remainder of the shares on each of the first, second, third and fourth anniversaries of the grant date. The stock option granted to Ms. Markoe vested as to 48 of the shares on the grant date and would vest as to the remainder of the shares on each of the first, second, third and fourth

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

anniversaries of the grant date. Continued employment through the applicable vesting date is generally required in order for the stock option to vest (except as noted in “—Potential Payments Upon Termination or Change in Control” below).
(2)	Represents performance-based stock options that were unvested as of the end of fiscal 2018.
(3)

Represents shares of time-based restricted stock that were unvested as of the end of fiscal 2018. The restricted shares granted to Mr. Nicholson on January 11, 2016 would vest as to 20% of the shares on each of the first, second, third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Ms. Wadle and Ms. Markoe on May 10, 2016 would vest as to 25% of the shares on each of the second, third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Messrs. Nicholson and Zanna and Mses. Wadle and Markoe on February 21, 2018 would vest as to 40% of the shares on the second anniversary of the grant date and as to an additional 20% of the shares on each of the third, fourth and fifth anniversaries of the grant date. The restricted shares granted to Mr. Brotman would vest in equal installments on the first four anniversaries of the grant date. Continued employment through the applicable vesting date is generally required in order for the restricted shares to vest (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

(4)	The fair market value of a share of Chinos Holdings’ pre-Reorganization Class A common stock as of the last business day of fiscal 2018 was $0.32.
(5)

Represents shares of performance-based restricted stock that were unvested as of the end of fiscal 2018. These restricted shares would vest based on upon achievement of annual EBITDA of $350 million (or, for Mr. Brotman under the terms described above), subject to adjustment in good faith by the Compensation Committee to reflect future acquisitions and dispositions, and provided that the Named Executive Officer has remained in continuous employment from the grant date through the vesting date (except as noted in “—Potential Payments Upon Termination or Change in Control” below).

Option Exercises and Stock Vested—Fiscal 2018

	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)(1)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)(2)	Value realized on vesting ($)(3)
Michael Nicholson	—	—	50	2
Vincent Zanna	—	—	—	—
Libby Wadle	—	—	25	1
Lynda Markoe	—	—	13	1
Adam Brotman	—	—	—	—
James Brett	—	—	—	—

(1)	None of the Named Executive Officers exercised any stock options in fiscal 2018.
(2)	Represents shares of restricted stock that vested during fiscal 2018.
(3)	Represents the value realized by the applicable Named Executive Officer on the date the restricted stock vested, which in all cases was based on a per share fair market value of $0.04 per share.

Potential Payments Upon Termination or Change in Control

As described above under Employment Agreements, we have had employment agreements with the Named Executive Officers under which it has been required to pay severance payments and benefits in connection with certain terminations of employment. The following is a description of the severance, termination and change in control benefits that would be payable to each of our Named Executive Officers pursuant to their respective agreements and its equity incentive plans as in effect during fiscal 2018. This disclosure assumes the applicable triggering date occurred on February 2, 2019, the last business day of fiscal 2018, for all of the Named Executive Officers except Mr. Brett. The disclosure for Mr. Brett describes the actual severance benefits that he became entitled to in connection with his termination of employment. Payment of all severance payments and benefits would be conditioned upon the signing of a release by the Named Executive Officer or his or her estate, as applicable, and continued adherence to any applicable restrictive covenants.

For these purposes, “change in control” is generally defined as (a) any change in the ownership of the capital stock of Chinos Holdings if, immediately after giving effect thereto, any person (or group of persons acting in concert) other than TPG and LGP and their affiliates would have the direct or indirect power to elect a majority of the members of the Board of Directors of Chinos Holdings; (b) any change in the ownership of the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

capital stock of Chinos Holdings if, immediately after giving effect thereto, TPG and LGP and their affiliates would own less than 25% of the outstanding shares of Chinos Holdings (taking into account options, warrants or convertible securities which may be exercised, converted or exchanged into shares), or (c) the sale of all or substantially all of the assets of Chinos Holdings and its subsidiaries.

Michael Nicholson

Pursuant to our employment agreement with Mr. Nicholson, dated December 3, 2015, as amended on August 2, 2017 (as amended, the “Nicholson Agreement”), the payments and/or benefits we had agreed to pay or provide Mr. Nicholson on a termination of his employment would vary depending on the reason for such termination.

Pursuant to the Nicholson Agreement, we would be able to terminate Mr. Nicholson’s employment upon his disability, which was generally defined in the Nicholson Agreement as Mr. Nicholson’s inability to perform his duties for a 90-day period as a result of his incapacity due to physical or mental illness, and Mr. Nicholson’s employment automatically terminates upon his death. The Nicholson Agreement provided that if Mr. Nicholson’s employment were to be terminated due to death or disability, he would be entitled to (i) the annual bonus earned for the fiscal year immediately prior to his termination date (to the extent not yet paid), (ii) the annual bonus, if any, to which he would otherwise have been entitled for the fiscal year of his death or disability based on actual performance, pro-rated for the period completed as of the date of his death or disability, (iii) any bonus payable under the TIP (based on actual performance) for the performance period during which his death or disability occurs and the performance period that next follows the performance period in which his death or disability occurs, and (iv) full vesting of time-based equity awards, pro-rated for the portion of the vesting period completed as of the date of his death or disability.

We would be able to terminate Mr. Nicholson’s agreement with or without cause. For purposes of the Nicholson Agreement, “cause” was generally defined under the Nicholson Agreement as Mr. Nicholson’s (a) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation except in the event that Mr. Nicholson is found to be “not guilty” by a court or the charges are dismissed or reduced to a misdemeanor; (b) willful misconduct or gross negligence in connection with his performance of duties; (c) willful and material breach of the Nicholson Agreement, including without limitation, his failure to perform his duties and responsibilities (provided that he be given written notice and would have 30 days to cure to the extent such violation is reasonably susceptible to cure); (d) fraudulent act or omission by Mr. Nicholson adverse to our reputation; (e) disclosure of any confidential information to persons not authorized to know such information; or (f) his violation of or failure to comply with any material company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that he received 30 days to cure to the extent such violation was reasonably susceptible to cure). Furthermore, if subsequent to the termination of Mr. Nicholson’s employment it was determined that he could have been terminated for cause, Mr. Nicholson’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Mr. Nicholson.

Mr. Nicholson would be able to terminate his employment with us for good reason, or without good reason upon at least two months’ advance notice. For these purposes, “good reason” was generally defined under the Nicholson Agreement as either (a) any action by us that results in a material and continuing diminution of Mr. Nicholson’s duties or responsibilities as President and Chief Operating Officer, including a change such that he would no longer report directly to the Chief Executive Officer or have the Chief Financial Officer of the Company report to him; or (b) a reduction of more than 10% of Mr. Nicholson’s base salary or annual cash incentive award opportunity as in effect from time to time, (c) a relocation of more than 25 miles of his principal

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

place of employment, or (d) a change in control, provided Mr. Nicholson must have remained employed for up to 12 months if requested by the acquirer following a change in control; in each case without Mr. Nicholson’s written consent. Mr. Nicholson’s employment would also terminate upon his death.

Under the terms of the Nicholson Agreement, upon a termination by us without cause or by Mr. Nicholson for good reason, Mr. Nicholson would be entitled to (i) continued base salary and medical benefits for a period of twelve months (his severance period), (ii) any annual bonus earned but unpaid for the year immediately prior to his termination date, (iii) an amount equal to his target annual bonus, payable in monthly installments over his severance period, (iv) a pro-rata portion of the annual bonus, if any, to which he would otherwise have been entitled, based on actual performance with respect to the year in which he terminates employment, (v) an additional twelve months’ vesting credit for any time-based vesting equity awards, (vi) if, within six months of Mr. Nicholson’s termination of employment, we experienced a change in control or the performance goals applicable to the performance-based vesting equity are satisfied, the performance-based vesting equity awards would vest to the same extent such equity would have vested had Mr. Nicholson remained employed by us, (vii) if such termination were to occur within two years following a change in control, full vesting of time-based vesting options (or any deferred cash or property issued in substitution therefor) and (viii) payment of the TIP award for the performance period in which the termination of employment occurs, and the performance period that ends next following the performance period in which his termination of employment occurred, based on actual performance and payable at the same time or times provided in the TIP.

The Nicholson Agreement also provided that, if Mr. Nicholson were to remain continuously employed by Chinos Holdings until February 1, 2020, and if at any time prior to this date Chinos Holdings were to achieve and sustain for a period of six months J.Crew Adjusted EBITDA, determined on a trailing twelve fiscal month basis, of no less than $300 million (subject to certain equitable adjustments) and Mr. Nicholson terminated his employment with us between February 2, 2020 and August 1, 2020 by providing at least thirty days’ advance written notice, he would be entitled to the same separation payments and benefits as he would otherwise receive upon a termination without cause or resignation for good reason.

In addition, with respect to both the time and performance-based vesting restricted stock grants, in the event that a change in control of us were to occur while Mr. Nicholson remained employed, any unvested outstanding restricted stock would vest in full, unless the administrator provides for a cash-out of the award, or the acquirer assumes or substitutes the award.

Vincent Zanna

Pursuant to our employment agreement with Mr. Zanna, effective April 1, 2018 (the “Zanna Agreement”), the payment and/or benefits we have agreed to pay or provide Mr. Zanna on a termination of his employment vary depending on the reason for such termination.

Pursuant to the Zanna Agreement, we would be able to terminate Mr. Zanna’s employment upon his disability, which is generally defined in the Zanna Agreement as Mr. Zanna’s inability to perform his duties for a 90 day period as a result of his incapacity due to physical or mental illness or injury. The Zanna Agreement provided that if Mr. Zanna’s employment were to be terminated for any reason, he would be entitled to any earned but unpaid base salary, any reimbursements owed under applicable company policy, and any vested benefits under any employee benefit plans, with the treatment of any equity grants to be determined in accordance with the terms of the applicable equity grant agreements.

We would be able to terminate Mr. Zanna’s agreement with or without cause. For purposes of the Zanna Agreement, “cause” was generally defined under the Zanna Agreement as Mr. Zanna’s (i) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

negligence in connection with his performance of duties; (iii) willful and material breach of the Zanna Agreement, including without limitation, his failure to perform his duties and responsibilities (provided that he be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission by Mr. Zanna adverse to our reputation; (v) willful disclosure of any confidential information to persons not authorized to know such information; or (vi) his violation of or failure to comply with any material company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that he received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Mr. Zanna’s employment it were to be determined that he could have been terminated for cause, Mr. Zanna’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Mr. Zanna.

Mr. Zanna would be able to terminate his employment with us for good reason, or without good reason upon at least two months’ advance notice. For these purposes, “good reason” was generally defined under the Zanna Agreement as either (a) any action by us that results in a material and continuing diminution of Mr. Zanna’s position, authority, duties or responsibilities, including an adverse change in his title or a change such that he no longer directly reports to the Chief Operating Officer, the Chief Executive Officer or the President of J.Crew Group, Inc., (b) a material reduction in his base salary or annual bonus opportunity, or (c) a relocation of more than 50 miles of his principal place of employment, in each case without Mr. Zanna’s written consent. Mr. Zanna’s employment would also terminate upon his death.

Under the terms of the Zanna Agreement, upon a termination by us without cause or by Mr. Zanna for good reason, Mr. Zanna would be entitled to (i) continued base salary and medical benefits for a period of twelve months (his severance period), (ii) any annual bonus earned but unpaid for the year immediately prior to his termination date, (iii) an amount equal to his target annual bonus, payable in monthly installments over his severance period and (iv) a pro-rata portion of the annual bonus, if any, to which he would otherwise have been entitled, based on actual performance with respect to the year in which he terminated employment.

Libby Wadle

Pursuant to our employment agreement with Ms. Wadle, dated November 28, 2011 (the “Wadle Agreement”), the payments and/or benefits Chinos Holdings’ had agreed to pay or provide Ms. Wadle on a termination of her employment would vary depending on the reason for such termination.

Pursuant to the Wadle Agreement, we would be able to terminate Ms. Wadle’s employment with us upon her disability, which was generally defined in the Wadle Agreement as Ms. Wadle’s inability to perform her duties for a 90-day period as a result of her incapacity due to physical or mental illness or injury and failure to return to work within 30 days of receiving notice from us. Upon Ms. Wadle’s employment termination for any reason, including her death or disability, she (or her estate) would be entitled to any earned but unpaid base salary, any reimbursements owed under any applicable company policy, and any vested amount arising out of any employee benefit plan, with such amounts payable pursuant to the plan’s terms.

In addition, we would be able to terminate Ms. Wadle’s employment with or without cause. For these purposes, “cause” was generally defined under the Wadle Agreement as Ms. Wadle’s (i) indictment for a felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of applicable laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross negligence in connection with her performance of duties; (iii) willful and material breach of the Wadle Agreement, including without limitation, her failure to perform her duties and responsibilities thereunder (provided that she be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission adverse to our reputation; (v) willful disclosure of any

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

confidential information to persons not authorized to know such information; or (vi) her violation of or failure to comply with any company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that she received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Ms. Wadle’s employment it were to be determined that she could have been terminated for cause, Ms. Wadle’s employment, at our election, would be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Ms. Wadle.

Ms. Wadle would be able to terminate her employment with us with good reason, or at any time upon at least two months’ advance notice, without good reason. For these purposes, “good reason” was generally defined under the Wadle Agreement as (a) any action by us that results in a material and continuing diminution of Ms. Wadle’s duties or responsibilities (including, without limitation, an adverse change in Ms. Wadle’s title or a change such that she no longer reports directly to the CEO), (b) a material reduction by us of Ms. Wadle’s base salary or annual cash incentive award opportunity as in effect from time to time, or (c) a relocation of more than 50 miles of her principal place of employment, in each case without Ms. Wadle’s written consent. Ms. Wadle’s employment would also terminate upon her death.

Pursuant to the Wadle Agreement, if Ms. Wadle’s employment with us were to be terminated (i) by us without cause (ii) by Ms. Wadle with good reason or (iii) by us as a result of non-renewal of the agreement, then Ms. Wadle would be entitled to, subject to her execution of a valid general release and waiver of any claims she may have against us and her continued compliance with the post-employment restrictive covenants to which she is subject, (a) continued payment of base salary and continued medical benefits (which may have consisted of our reimbursement of COBRA payments) for a period of 12 months following her termination date; (b) her annual bonus for the preceding year to the extent not yet paid; and (c) a lump sum in an amount equal to the pro-rated amount of any annual cash incentive award that she would have otherwise received, based on actual performance, for the fiscal year in which she was terminated. However, except in the event Ms. Wadle were to be terminated in the 24 months following a change in control, Ms. Wadle’s right to the continuation of her base salary and medical benefits for 12 months following the termination of her employment would cease, respectively, upon the date that she became employed by a new employer or otherwise began providing services for another entity and the date she became eligible for coverage under another group health plan, provided that if the cash compensation she received from her new employer or otherwise was less than her base salary in effect immediately prior to her termination date, she would be entitled to receive the difference between her base salary and her new amount of cash compensation during the remainder of the severance period. In addition, if Ms. Wadle’s employment with us were to be terminated for any reason, Ms. Wadle would also be entitled to any earned but unpaid salary.

Lynda Markoe

Pursuant to our employment agreement with Ms. Markoe, dated September 14, 2017 (the “Markoe Agreement”), the payments and/or benefits Chinos Holdings agreed to pay or provide Ms. Markoe on a termination of her employment would vary depending on the reason for such termination.

Pursuant to the Markoe Agreement, we would be able to terminate Ms. Markoe’s employment with us upon her disability, which was generally defined in the Markoe Agreement as Ms. Markoe’s inability to perform her duties for a 90-day period as a result of her incapacity due to physical or mental illness and failure to return to work within 30 days of notice by us. Upon Ms. Markoe’s employment termination for any reason, including her death or disability, she (or her estate) would be entitled to any earned but unpaid base salary, any reimbursements owed under any applicable company policy, and any vested amount arising out of any Chinos Holdings employee benefit plan, with such amounts payable pursuant to the plan’s terms.

In addition, we would be able to terminate Ms. Markoe’s employment with or without cause. For these purposes, “cause” was generally defined under the Markoe Agreement as Ms. Markoe’s (i) indictment for a

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

felony or any crime involving moral turpitude or being charged or sanctioned by the federal or state government or governmental authority or agency with violations of securities laws, or having been found by any court or governmental authority or agency to have committed any such violation; (ii) willful misconduct or gross negligence in connection with her performance of duties; (iii) willful and material breach of the Markoe Agreement, including without limitation, her failure to perform her duties and responsibilities (provided that she be given written notice and received 30 days to cure to the extent such violation is reasonably susceptible to cure); (iv) fraudulent act or omission by Ms. Markoe adverse to our reputation; (v) disclosure of any confidential information to persons not authorized to know such information; or (vi) her violation of or failure to comply with any company policy or any legal or regulatory obligations or requirements, including without limitation, our Code of Ethics and Business Practices or any legal or regulatory obligations or requirements (provided that she received 30 days to cure to the extent such violation is reasonably susceptible to cure). Furthermore, if subsequent to the termination of Ms. Markoe’s employment it were to be determined that she could have been terminated for cause, Ms. Markoe’s employment, at our election, shall be deemed to have been terminated for cause, in which event we would be entitled to immediately cease providing any severance benefits described below and to recover any severance benefits previously paid to Ms. Markoe.

Ms. Markoe would be able to terminate her employment with us with good reason, or at any time upon at least two months’ advance notice (unless such notice is waived by us), without good reason. For these purposes, “good reason” was generally defined under the Markoe Agreement as (a) any action by us that results in a material and continuing diminution of Ms. Markoe’s position, authority, duties or responsibilities, including an adverse change in her title from Chief Administrative Officer or a change such that she will no longer report directly to the Chief Executive Officer; (b) a material reduction by us of Ms. Markoe’s base salary (except pursuant to an across-the-board reduction applicable to senior executives of Chinos Holdings) or annual cash incentive award opportunity as in effect from time to time, or (c) a relocation of more than 35 miles of her principal place of employment, in each case without Ms. Markoe’s written consent. Ms. Markoe’s employment would also terminate upon her death.

Upon a termination of Ms. Markoe’s employment by us without cause, by Ms. Markoe for good reason, or upon our election not to renew the Markoe Agreement, Ms. Markoe would be entitled to (i) continued base salary, medical benefits, and a payment equal to her target annual bonus for a period of twelve months, (ii) any annual bonus earned but unpaid for the year immediately prior to her termination date, (iii) an amount equal to her target annual bonus, paid in monthly installments, and (iv) a pro-rata portion of any annual bonus she would otherwise have been entitled to receive, based on actual performance for the year of the termination. Except in the event that Ms. Markoe’s employment were to be terminated within 24 months after a change in control, any continued base salary payments would be offset by compensation Ms. Markoe receives from a new employer, and her right to continuing medical benefits would cease immediately if she became eligible for coverage under another group health plan. To receive the benefits described above, Ms. Markoe must sign a general release with Chinos Holdings.

Adam Brotman

Pursuant to Mr. Brotman’s employment agreement and non-disclosure agreement (collectively, the “Brotman Agreement”), the payments and/or benefits we agreed to pay or provide to Mr. Brotman upon a termination of his employment would vary depending on the reason for such termination.

Chinos Holdings would be able to terminate Mr. Brotman’s employment with or without cause. For purposes of the Brotman Agreement, “cause” means (i) an indictment, conviction or admission of any crime involving dishonesty, violence, or moral turpitude; (ii) willful misconduct or gross negligence in connection with the performance of his duties to us; (iii) willful and material breach of any representation or covenants in the Brotman NDA and willful and material failure to perform duties and responsibilities (other than as a result of illness); (iv) a fraudulent act or omission by Mr. Brotman adverse to our reputation or the reputation of any affiliate; (v) the disclosure of any confidential information that is materially adverse to our reputation or

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

operations; (vi) the use of alcohol or drugs which violates our policy or materially interferes with his duties to us and compromises our integrity; (vii) excessive absence from work other than as a result of disability; and (viii) the material violation of or failure to comply with our policies, provided that in the case of (iii), (vi), (vii) or (viii) Mr. Brotman would have thirty days to cure certain such violation to the extent curable.

Mr. Brotman would be able to resign his employment with or without good reason. For purposes of the Brotman Agreement, “good reason” means (i) our material breach of the Brotman Agreement or any other material contractual obligation to Mr. Brotman, (ii) a material and continuing reduction of his duties, position or responsibilities; (iii) a failure or refusal to timely pay, or a material reduction in the amount of, his annual salary, annual bonus opportunity, performance incentive bonus, sign-on bonus and/or severance, and/or (iv) a material change (by 35 miles or more) in the geographic location of his primary work facility or location, subject to notice and an opportunity to cure.

Pursuant to the terms of the Brotman Agreement, his sign-on bonus, annual salary, annual bonus and severance for the first two years of his employment was guaranteed in a minimum gross amount of $8 million, in all circumstances other than a discharge for cause and/or resignation without good reason. As a result, in the event that Mr. Brotman’s employment were terminated for any reason other than cause or resignation without good reason, he would be paid the balance of these amounts. In addition, upon a termination by us without cause or by Mr. Brotman for good reason, in either case more than 18 months following the start date of his employment, and if we did not consent to his written request to waive his post-employment non-competition covenant, Mr. Brotman would be entitled to (i) a prorated annual bonus payable in the form of a lump sum, based on actual performance, (ii) continued base salary for 12 months, and (iii) reimbursement for out-of-pocket COBRA payments. If Mr. Brotman’s employment were to be terminated by us without cause or by Mr. Brotman for good reason after the two-year anniversary of the start date of his employment with us, his rights to receive salary continuation payments and COBRA reimbursements would terminate immediately upon the date that he became employed or retained by another entity as an employee, consultant, or otherwise.

James Brett

On November 17, 2018, Mr. Brett resigned from his position as Chief Executive Officer. In connection with his separation, Mr. Brett entered into a General Release that set forth the terms and conditions of his separation. Specifically, Mr. Brett was entitled to receive: (i) the payment of an amount equal to his base salary at an annual rate of $1,250,000 for a period of 18 months following the separation date, (ii) a monthly amount that, after all applicable taxes are paid, is equivalent to his monthly COBRA premium for a period of 18 months following the separation date, (iii) a cash bonus payment for the 2018 fiscal year equal to the amount he would have been entitled to receive had his employment not terminated (with any subjective goals being treated as achieved at target), prorated for the number of days during the 2018 fiscal year that Mr. Brett was employed by us, to be paid when bonuses are generally paid to our employees, (iv) a cash bonus payment of $2,812,500, to be paid over a period of 18 months in equal monthly installments following the separation date and (v) a cash bonus payment of $750,000, representing the unpaid amount of Mr. Brett’s signing bonus, to be paid as soon as reasonably practicable following the separation date. In addition, the general release grants Mr. Brett an additional 18 months of service credit with respect to time-vesting management equity granted to him, and in the event certain performance vesting conditions were to be satisfied or a change of control were to occur, in either case within 12 months of the separation date, Mr. Brett’s management equity that vests based on satisfaction of such performance conditions or a change of control shall vest as if Mr. Brett was employed by us at the time. Mr. Brett’s entitlement to the foregoing payments and benefits is subject to his continuing compliance with the terms of the general release as well as the terms and conditions of the employment agreement between Mr. Brett and Chinos Holdings dated May 30, 2017, which includes covenants relating to non-solicitation, non-disparagement and confidentiality. Mr. Brett is also entitled to full vesting of his performance-vesting management equity awards if there is a change in control before November 17, 2019.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Treatment of Equity Awards Upon Events of Termination

None of the options to purchase shares of Chinos Holdings’ common stock or restricted shares held by our Named Executive Officers and granted under our 2011 Equity Incentive Plan would vest solely because of a “change in control.” However, stock options and/or restricted shares granted to our Named Executive Officers under the plan may have provided for the acceleration of the vesting schedule in the event of the termination by us of a Named Executive Officer’s employment without cause or the termination by the Named Executive Officer for good reason within two years following a change in control. Unvested shares of restricted stock held by Mr. Nicholson would fully vest upon a change in control, unless cashed out, or assumed by the acquirer.

In addition, in the event of (i) a consolidation, merger or similar transaction or series of related transactions, including a sale or disposition of stock, in which Chinos Holdings is not the surviving corporation or which results in the acquisition of all or substantially all of Chinos Holdings’ then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale of all or substantially all of Chinos Holdings’ assets, (iii) a change in control as defined in the Management Stockholders Agreement, or (iv) a dissolution or liquidation of Chinos Holdings, the compensation committee of Chinos Holdings would have the right, in its discretion, to cancel all outstanding equity awards (whether vested or unvested) and, in full consideration of such cancellation, pay to the holder of such award an amount in cash, for each share of common stock subject to the award, equal to, (A) with respect to an option, the excess of (x) the value, as determined by the Compensation Committee, of securities and property (including cash) received by ordinary stockholders as a result of such event over (y) the exercise price of such option or (B) with respect to restricted shares, the value, as determined by the Compensation Committee, of securities and property (including cash) received by the ordinary stockholders as a result of such event.

If any of the events described above had occurred on February 2, 2019 and the Compensation Committee exercised its discretion to cash-out each outstanding and unvested equity award (including performance-based awards) held by the Named Executive Officers as of such date, then each Named Executive Officer would have received an amount equal to the amount disclosed with respect to such Named Executive Officer in “Equity-Based Incentive Compensation” row of the tables below. For purposes of this calculation, we have assumed that the value per share received in connection with such event would be equal to 0.32 per share for Class A common stock, which was the valuation of this class of stock on the last business day of fiscal 2018.

Termination and Change in Control Payments Tables

The following tables estimate the amounts that would have been payable to our Named Executive Officers if their employment terminated on February 2, 2019 and a change in control occurred on such date. All severance payments and benefits payable to our Named Executive Officers upon a termination of employment by us without cause or by the executive with good reason would be subject to the Named Executive Officer’s execution of a valid general release and waiver of all claims against us and compliance with applicable non-competition, non-solicitation and confidential information restrictions.

Michael Nicholson

	Termination without Cause, or by Executive for Good Reason		Death/Disability		Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$2,950,000	(1)	$950,000	(2)	$2,950,000	(1)
Equity-Based Incentive Compensation	$16	(3)	$21,232	(5)	$112,077	(6)
Other Benefits	$21,232	(4)	—		$21,232	(4)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(1)

Represents amount equal to (i) continued payment of base salary ($1,000,000) for one year following termination, (ii) an amount equal to Mr. Nicholson’s target annual cash incentive award ($1,000,000), (iii) the pro-rata annual cash incentive award for the fiscal year in which Mr. Nicholson’s termination of employment occurs (which was $250,000 for fiscal 2018), (iv) a $700,000 payment which represents a pro rata portion of the next scheduled $1,000,000 unpaid installment of Mr. Nicholson’s remaining retention bonus payment, and (v) an amount equal to his TIP award for the performance period ending on February 2, 2019 ($0) and for the following performance period based on actual performance (potential future TIP award has not been included as it is not estimable at this time).

(2)

Upon a termination of employment due to death or disability, Mr. Nicholson would be entitled to receive (i) the annual bonus to which he would otherwise have been entitled for the fiscal year of his death or disability ($250,000), (ii) a $700,000 payment which represents a pro rata portion of the next scheduled $1,000,000 unpaid installment of Mr. Nicholson’s remaining retention bonus payment, (iii) an amount equal to his TIP award for the performance period ending on February 2, 2019 ($0) and for the following performance period based on actual performance (potential future TIP award has not been included as it is not estimable at this time) and (iv) full vesting of time-based equity, pro-rated for the portion of the vesting period completed as of the date of death or disability.

(3)

Represents an amount equal to (a) the number of shares underlying Mr. Nicholson’s unvested time-based stock options as of February 2, 2019 that would have vested in the 12 months following the termination date, multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) the number of shares underlying Mr. Nicholson’s unvested time-based restricted stock as of February 2, 2019 that would have vested in the 12 months following the termination date. Should the applicable performance conditions be satisfied in the six months following the termination date, Mr. Nicholson would also be eligible for an amount equal to the number of shares underlying the performance-vesting portion of his restricted stock awards that would have vested had he remained employed through the date the performance conditions were satisfied. No amounts have been included for any performance-based restricted stock.

(4)

Represents an amount equal to our’ total COBRA cost for Mr. Nicholson to continue coverage under our health insurance plan for one year assuming that Mr. Nicholson did not obtain other employment during that period.

(5)

Represents an amount equal to the prorated vesting of a portion of (a) Mr. Nicholson’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Nicholson’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date. No amounts have been included for any performance-based restricted stock.

(6)

Represents an amount equal to the number of shares underlying all of (a) Mr. Nicholson’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Nicholson’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date. No amounts have been included for any performance-based restricted stock.

Vincent Zanna

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$850,000	(1)	—	$850,000	(1)
Equity-Based Incentive Compensation	$—		—	$31,933	(3)
Other Benefits	$21,232	(2)	—	$21,232	(2)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(1)

Represents amount equal to (i) continued payment of base salary ($500,000) for one year following termination, (ii) an amount equal to Mr. Zanna’s target annual cash incentive award ($250,000) payable in twelve monthly installments, and (iii) a prorated annual cash incentive award that he would have otherwise received for fiscal 2018 (which was $100,000 for fiscal 2018).

(2)

Represents an amount equal to our total COBRA cost for Mr. Zanna to continue coverage under our health insurance plan for one year assuming that Mr. Zanna did not obtain other employment during that period.

(3)

Represents an amount equal to the number of shares underlying all of (a) Mr. Zanna’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Mr. Zanna’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

Libby Wadle

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$1,700,000	(1)	—	$1,700,000	(2)
Equity-Based Incentive Compensation	$—		—	$95,262	(3)
Other Benefits	$21,232	(4)	—	$21,232	(4)

(1)

Represents amount equal to (i) continued payment of base salary ($850,000) for one year following termination, and (ii) the pro-rata annual cash incentive award for the fiscal year in which Ms. Wadle’s termination of employment occurs (which was $850,000 for fiscal 2018).

(2)

Represents amount equal to (i) continued payment of base salary ($850,000) for one year following termination assuming that Ms. Wadle does not obtain other paid employment during that period and (ii) a prorated annual cash incentive award that she would have otherwise received for fiscal 2018 (which was $850,000 for fiscal 2018).

(3)

Represents an amount equal to (a) the number of shares underlying all of Ms. Wadle’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option and (b) Ms. Wadle’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

(4)	Represents an amount equal to our total COBRA cost for Ms. Wadle to continue coverage our health insurance plan for one year assuming that Ms. Wadle did not obtain other employment during that period.

Lynda Markoe

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$1,162,500	(1)	—	$1,162,500	(2)
Equity-Based Incentive Compensation	$—		—	$78,444	(3)
Other Benefits	$—	(4)	—	$—	(4)

(1)

Represents amount equal to (i) continued payment of base salary ($600,000) for one year following termination (her severance period), (ii) an amount equal to Ms. Markoe’s target annual bonus ($450,000),

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

payable in equal monthly installments over her severance period, and (iii) the pro-rata annual cash incentive award for the fiscal year in which Ms. Markoe’s termination of employment occurs (which was $112,500 for fiscal 2018).
(2)

Represents amount equal to (i) continued payment of base salary ($600,000) for one year following termination (her severance period) assuming that Ms. Markoe does not obtain other paid employment during that period, (ii) an amount equal to Ms. Markoe’s target annual bonus (which was $450,000 for fiscal 2018), payable in equal monthly installments over her severance period, and (iii) a prorated annual cash incentive award that she would have otherwise received for fiscal 2018 (which was $112,500 for fiscal 2018).

(3)

Represents an amount equal to (a) the number of shares underlying all of Ms. Markoe’s unvested stock options as of February 2, 2019 multiplied by the spread between the valuation of the applicable class of common stock as of that date and the applicable exercise price of each stock option, and (b) Ms. Markoe’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

(4)

Represents an amount equal to the our total COBRA cost for Ms. Markoe to continue coverage under our health insurance plan for one year assuming that Ms. Markoe did not obtain other employment during that period.

Adam Brotman

	Termination (i) without Cause, or (ii) by Executive for Good Reason		Death/Disability	Change in Control- Termination of Employment without Cause or by Executive for Good Reason
Cash Severance	$4,686,538	(1)	—	$4,686,538	(1)
Equity-Based Incentive Compensation	$—		—	$—	(2)

(1)

Represents amount equal to (i) continued payment of base salary ($900,000) for the period ending two years from Mr. Brotman’s date of hire, (ii) the unpaid portion of his signing bonus as of February 2, 2019 ($1,000,000), (iii) an amount equal to Mr. Brotman’s target annual bonus for fiscal 2018 ($1,350,000), and (iv) an amount equal to Mr. Brotman’s target annual bonus for fiscal 2019 ($1,350,000).

(2)	Represents an amount equal to Mr. Brotman’s unvested restricted stock as of February 2, 2019 multiplied by the valuation of the applicable class of common stock as of that date.

Director Compensation

The following table sets forth information regarding compensation for each of our non-management directors for fiscal 2018. Messrs. Coulter, Danhakl and Sokoloff were representatives of our Sponsors during fiscal 2018. As a result, these directors were not individually compensated.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)
James Coulter	$—	$—	$—	$—	$—
Millard S. Drexler(1)	$2,209,308	$—	$—	$—	$2,209,308
John Danhakl(2)	$—	$—	$—	$—	$—
Seth Farbman	$75,000	$280	$—	$205	$75,485
Jonathan Sokoloff	$—	$—	$—	$—	$—
Carrie Wheeler	$—	$—	$—	$—	$—
James Brett(3)	$—	$—	$—	$—	$—

(1)

On January 18, 2019, Millard S. Drexler resigned from the Board of Directors and as Chairman of the Board, effective immediately. Mr. Drexler has continued to serve as a strategic advisor to the CEO Office and the Board of Directors.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(2)	On February 1, 2019, John Danhakl tendered his resignation from the Board of Directors, effective as of February 2, 2019.
(3)	On November 17, 2018, James Brett stepped down as a director, effective as of November 17, 2018.

Compensation of Directors for Fiscal 2018

None of the representatives of our Sponsors received individual compensation from us for serving on the Board. Prior to his resignation, Mr. Brett received no additional compensation for his service as a director. The compensation received by Mr. Brett for his service as our Chief Executive Officer during fiscal 2018 is included in the Summary Compensation Table included in this prospectus. Mr. Farbman received a cash retainer of $75,000. In Fiscal 2018, the Compensation Committee awarded Mr. Farbman a restricted stock award of 7,000 shares of common stock for his services as a member of the Board in Fiscal 2018 with a grant date fair value of $280. Chinos Holdings has paid on behalf of Messr. Farbman the travel expenses related to their service on the Board. In fiscal 2018, Mr. Farbman received $205 toward travel expenses.

In connection with his transition away from his prior position as Chief Executive Officer, we entered into an amended and restated employment agreement with Mr. Drexler, dated July 7, 2017 and effective July 10, 2017. Pursuant to this agreement, Mr. Drexler continued to serve as Chairman of the Board. During this period, Chinos Holdings paid to Mr. Drexler cash compensation of $1,400,000 per annum and paid to Drexler Ventures LLC, on behalf of Mr. Drexler, $1,000,000 per annum, in accordance with Chinos Holdings’ regular payroll practices. Mr. Drexler resigned from the Board of Directors and as Chairman of the Board effective January 18, 2019.

Each of Chinos Holdings’ directors receives a discount on most merchandise in our stores and through our e-commerce business, which we believe is a common practice in the retail industry.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of the Board of Chinos Holdings for fiscal 2018 were Mr. Sokoloff and Ms. Wheeler. On February 13, 2019, Mr. Solomon replaced Mr. Sokoloff on the Compensation Committee. Ms. Wheeler stepped down from the compensation committee on April 11, 2019. On April 29, 2019, Mr. Weingart replaced Ms. Wheeler on the compensation committee. None of these committee members were officers or employees of Chinos Holdings during fiscal 2018, were formerly Chinos Holdings officers or had any relationship otherwise requiring disclosure. There were no interlocks or insider participation between any member of the Board or compensation committee and any member of the Board or compensation committee of another company.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

DESCRIPTION OF CERTAIN INDEBTEDNESS OF CHINOS HOLDINGS

For a description of the material indebtedness of Chinos Holdings and its consolidated subsidiaries prior to the Reorganization, please see “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings—Liquidity and Capital Resources—Financing Activities.” Following the Reorganization, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness. For information regarding the material indebtedness of Chinos Holdings after the Reorganization, please see “Additional Information Related to the Madewell Business—Description of Material Indebtedness of Madewell.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

ADDITIONAL INFORMATION RELATED TO THE MADEWELL BUSINESS

The information appearing in this section relates to the Madewell business.

Please note the following:

•

Chinos Holdings, Inc. (to be renamed Madewell Group, Inc. prior to the completion of this offering) is the legal issuer of the shares offered in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business;

•	the information set forth below is provided as supplemental information and should not be considered in lieu of the information pertaining to Chinos Holdings; and

•

the financial information included in this section and in the historical consolidated financial statements of Chinos Holdings may not be indicative of our results of operations, financial condition and changes in equity after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUPPLEMENTAL SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE MADEWELL BUSINESS

The following tables set forth the supplemental selected historical combined financial data of the Madewell business.

The supplemental selected historical combined statements of income data of the Madewell business for fiscal 2018, fiscal 2017 and fiscal 2016 and the supplemental selected historical combined balance sheet data of the Madewell business as of February 2, 2019 and February 3, 2018 are based on the supplemental audited combined financial statements of the Madewell business and related notes thereto included elsewhere in this prospectus. The historical results of the Madewell business are not necessarily indicative of the results to be expected in any future period.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The J.Crew business currently provides certain services to the Madewell business, and the supplemental historical combined financial statements of the Madewell business reflect an allocation of the Allocated Costs, which are certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. See “Basis of Financial Presentation.”

The supplemental combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

You should read the information set forth below in conjunction with “Basis of Financial Presentation,” “Use of Proceeds,” “Capitalization,” “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business,” “Risk Factors,” “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Data of Chinos Holdings,” “Use of Proceeds,” “Capitalization,” “Additional Information Related to the Madewell Business—Supplemental Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Madewell Business,” and the supplemental audited combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus.

	For the Year Ended
(Dollars in thousands)	February 2, 2019		February 3, 2018(a)		January 28, 2017
Combined Statements of Income Data:
Revenues		$613,666		$463,512		$364,456
Cost of goods sold, including buying and occupancy costs(b)		316,588		233,458		208,358

Gross profit(b)		297,078		230,054		156,098
Selling, general and administrative expenses(b)		215,361		167,015		136,783

Income before income taxes		81,717		63,039		19,315
Provision for income taxes		21,297		18,526		7,599
Net income		$60,420		$44,513		$11,716

Net income as a percent of revenue		9.8%		9.6%		3.2%
Pro forma net income per share(c):
Basic	$		$		$
Diluted	$		$		$
Pro forma weighted average common shares outstanding(c):
Basic
Diluted

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for further detail.

(c)

Pro forma net income per share and pro forma weighted average common shares outstanding give effect to the recapitalization of our common stock in connection with the Reorganization and this offering and assume that              shares of common stock were outstanding for each period presented.

	As of
(Dollars in thousands)	February 2, 2019	February 3, 2018
Combined Balance Sheet Data:
Cash and cash equivalents	$4,133	$3,033
Total assets	$354,254	$297,134
Total liabilities	$207,781	$211,081
Total stockholder’s equity	$146,473	$86,053

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SUPPLEMENTAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE MADEWELL BUSINESS

The following is a discussion and analysis of the financial condition and results of operations of the Madewell business as of, and for, the periods presented. The following discussion and analysis also includes pro forma information reflecting the impact of the Reorganization after this offering. Such information may not be indicative of our financial position and results of operations after the completion of the Reorganization, or what they would have been had we operated the Madewell business separately from the J.Crew business as a standalone, publicly traded company during the periods presented. See “ —Basis of Presentation.” You should read the following discussion and analysis of our financial condition and results of operations together with the sections entitled “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Reorganization,” “Additional Information Related to the Madewell Business—Supplemental Selected Historical Combined Financial Data of the Madewell Business,” and the supplemental historical combined financial statements of the Madewell business and the related notes thereto included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, including statements regarding industry outlook, our expectations for the future of our business, and our liquidity and capital resources as well as other non-historical statements. These statements are based on current expectations and are subject to numerous risks and uncertainties, including but not limited to the risks and uncertainties described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by these forward-looking statements.

The fiscal year of the Madewell business ends on the Saturday closest to January 31, typically resulting in a 52-week year, but occasionally includes an additional week, resulting in a 53-week year. All references to fiscal 2018 reflect the results of the 52-week period ended February 2, 2019; all references to fiscal 2017 reflect the results of the 53-week period ended February 3, 2018; and all references to fiscal 2016 reflect the results of the 52-week period ended January 28, 2017. In addition, all references to fiscal 2019 reflect the 52-week period ending February 1, 2020.

Overview

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts, jewelry and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. Our brand appeals to a broad demographic, especially to millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 37% of our DTC revenue in fiscal 2018. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community-building and cross-channel service. We operated 129 stores in the United States as of February 2, 2019, most of which are located in upscale regional Class A malls, lifestyle

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

centers and street locations, averaging approximately 3,400 square feet and generating an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale partnerships to introduce our brand to new customers and test new markets. Our customer-first strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We are pursuing several strategies to continue our profitable growth, including strengthening brand awareness and acquiring new customers, enhancing customer loyalty and wallet share, increasing our e-commerce led DTC rollout, expanding our product categories and growing our wholesale and international businesses.

Basis of Presentation

Prior to this offering, the Madewell business was operated as part of the J.Crew business. Concurrent with the completion of this offering, Chinos Holdings will undergo a series of transactions pursuant to which it will:

•

effect the Separation, pursuant to which it will spinoff the J.Crew business to its stockholders, after which (i) the J.Crew business will cease to be a part of Chinos Holdings and (ii) certain pre-Separation indebtedness of Chinos Holdings will be an obligation of the J.Crew business and will not be an obligation of Chinos Holdings on a consolidated basis;

•

enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Separation;

•	exchange shares of its common stock for certain of its pre-Separation indebtedness;

•	incur new debt obligations and use the net proceeds it receives therefrom together with the proceeds from this offering to repay its remaining pre-Separation indebtedness; and

•	convert its preferred stock into common stock.

We refer to these transactions, together with this offering, collectively as the “Reorganization.” See “The Reorganization” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions—Relationship with J.Crew.”

After the Reorganization, Chinos Holdings will no longer directly or indirectly own or operate the J.Crew business and the only business of Chinos Holdings will be the Madewell business. Accordingly, the Madewell business is the business in which you are investing if you buy shares of common stock in this offering. In addition, Chinos Holdings will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of its pre-Reorganization indebtedness after the Reorganization.

The supplemental historical combined financial statements of the Madewell business have been derived from Chinos Holdings’ consolidated financial statements and accounting records and represent the financial condition and results of operations of the Madewell business on a carveout basis, prepared in accordance with U.S. GAAP. The supplemental historical combined financial statements of the Madewell business reflect the financial position, results of operations and cash flows of the Madewell business which will be the only operating business that will remain with us after the Reorganization, do not give effect to the other transactions in the Reorganization and do not purport to reflect what the results of operations, financial condition and cash flows would have been had we operated the Madewell business as a standalone, publicly traded company during the periods presented. The supplemental historical combined financial statements of the Madewell business do not reflect the J.Crew business or the historical consolidated financial statements of Chinos Holdings.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The J.Crew business currently provides certain services to the Madewell business, and the historical results of the Madewell business reflect an allocation of the Allocated Costs, which are costs for certain Chinos Holdings corporate costs, including, among others, finance, information technology, human resources, corporate occupancy, legal, production and sourcing, supply chain, store and e-commerce operations and executive leadership. Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. The amount and composition of our expenses may vary from historical levels since the fees charged for the services under the Transition Services Agreement may be higher or lower than the Allocated Costs. In addition, we intend to replace these services over time with ones supplied either internally by our employees or by third parties, the cost of which may be higher or lower than the Allocated Costs. The difference between the Allocated Costs and the costs we will incur under the Transition Services Agreement or that we will incur as we replace these services and after the expiration of the Transition Services Agreement may be material. During fiscal 2018, fiscal 2017 and fiscal 2016, Allocated Costs were $62.2 million, $47.1 million and $38.0 million, respectively. See Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs. We currently estimate that costs we will incur as a standalone company for services currently provided by J.Crew to the Madewell business that are reflected as Allocated Costs in the supplemental historical combined financial statements of the Madewell business will be between $                 and $                 on an annual basis.

Allocated Costs are included in the supplemental historical combined statements of income of the Madewell business included herein if they are specifically identifiable to the Madewell business, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The supplemental historical combined balance sheets of the Madewell business included herein reflect all of the assets and liabilities that are specifically identifiable to the Madewell business or directly attributable to the Madewell business as a carved out company and its operations. Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. The cash sweep process will not continue after the Reorganization. Obligations resulting from liabilities of the Madewell business are paid with cash from Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent in the supplemental historical combined balance sheets of the Madewell business. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. The supplemental historical combined balance sheets of the Madewell business and the combined statements of changes in stockholders’ equity of the Madewell business do not reflect the historical equity capitalization of Chinos Holdings, including the common and preferred stock that will be recapitalized in the Reorganization. Unless the context otherwise requires, references in this prospectus to “common stock” and “preferred stock” refer to the common and preferred stock of Chinos Holdings after giving effect to the Reorganization. See “Other Information Related to this Offering—Certain Relationships and Related Party Transactions” and Note 2: Allocated Costs in the notes to the supplemental historical combined financial statements of the Madewell business for additional details on the Allocated Costs.

Prior to the Reorganization, the Madewell business has not been a primary obligor of Chinos Holdings’ existing indebtedness, but it has been a guarantor of certain of Chinos Holdings’ existing indebtedness. The supplemental historical combined financial statements of the Madewell business do not include an allocation of debt or interest expense from allocation of debt or interest expense from Chinos Holdings because the Madewell business is not considered the obligor of such debt for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We will incur new debt obligations in connection with the Reorganization and will incur interest expense in connection therewith, which will impact our financial condition and results of operations in the future. We will not be an obligor or a guarantor of any of Chinos Holdings’

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

pre-Reorganization indebtedness after the Reorganization. We will provide further information regarding such debt in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Factors Affecting Our Results of Operations

We believe the key business and marketplace factors impacting our business include the following:

•

Execution on Our Growth Strategies. We intend to grow our business by, among other things, increasing brand awareness and the size and value of our active customer base, growing e-commerce penetration, expanding our store network and product categories and growing our wholesale business, both domestically and internationally. Although these initiatives are designed to create growth in our business and continue improvement in our results of operations, the timing of expenditures related to these initiatives, as well as the achievement of returns on our investments and our ability to successfully execute our strategies, may affect our results of operation in future periods.

•

Economic Trends. The overall economic environment and related impact on consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our products, while economic weakness, which generally results in a reduction of customer spending, may have a negative impact on our sales. Economic cycles, consumer confidence, the level of disposable consumer income, the availability of consumer credit, interest rates, foreign exchange rates, taxation, demographic patterns and changes in consumer discretionary spending habits can all have a significant impact on our sales. For example, recessionary economic cycles, reduced consumer confidence and lower availability and higher cost of consumer credit reduce demand for our merchandise and limit our ability to grow sales.

•

Design and Merchandising. Our ability to maintain our appeal to existing customers and attract new customers depends on our ability to continue to design and merchandise premium denim products and a full lifestyle assortment with a fresh yet timeless aesthetic that connects with our customers and the extent we are able to do so impacts our results of operations.

•

Growth in DTC. The growth of our business depends on our ability to grow our e-commerce channel, as well as our ability to selectively expand our store network. Growth in our e-commerce channel is impacted by, among other things, our ability to expand our e-commerce assortment, the success of our digital marketing investments, the development of our mobile capabilities and our ability to personalize our customers’ digital experience. Growth in our store channel is significantly impacted by the number and timing of new store openings, as well as performance of our existing stores. We plan to open 10 to 15 stores per year for the foreseeable future. It typically costs $650,000 to $900,000 to open a new store with an average payback time of approximately two years.

•

Digital Marketing. We make significant, targeted investments in our digitally sophisticated marketing strategies, including our advanced marketing measurements system, Madewell Insider program, and use of data analytics, social media, influencers, search engine optimization, content distribution and experiential marketing. Our investments in these strategies and the success they achieve in growing our customer base and the value of our customers has a significant impact on our results of operations.

•

Competition. We operate in the highly competitive specialty retail industry. Competition, including competition from national and international retail chains and department stores, denim specialty stores and internet businesses offering similar categories of merchandise to us, can impact our pricing, sales and results of operations.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•

Supply Chain. Competition for, and price volatility of, resources throughout the supply chain have increased, causing us and other apparel manufacturers to continue to seek alternative sourcing channels and create new efficiencies in our global supply chain. Trends affecting the supply chain include an increase in lower-cost sourcing alternatives, resulting in reduced barriers to entry for new competitors, and the impact of fluctuating prices of labor and raw materials as well as the consolidation of suppliers. Additionally, trade policies, tariffs and government regulations affecting trade between the United States and other countries, such as the threat of additional tariffs on imported consumer goods from China, may impact the pricing and availability of resources. Trends such as these can bring additional pressure on us and other wholesalers and retailers to shorten lead-times, reduce costs and raise product prices.

•

Pricing and Changes in Our Product Mix. Our product offering changes from period to period, as do the prices at which our products are sold and the margins we are able to earn from the sales of our products. The levels at which we are able to price our merchandise are influenced by a variety of factors, including the quality of our products, cost of production, prices at which our competitors are selling similar products and the willingness of our customers to pay for products.

•

Seasonal Fluctuations. Our business is seasonal. We typically achieve our largest quarterly revenues in the fourth fiscal quarter. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year. In fiscal 2017, our revenues in the first, second, third and fourth quarters represented 20%, 22%, 26% and 32%, respectively, of our total revenues for the year. In fiscal 2016, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 26% and 30%, respectively, of our total revenues for the year.

Key Components of Results of Operations

Revenues

We generate revenues from two channels: DTC and wholesale. DTC revenues include net sales generated from customers who shop in our stores (“store net sales”) and customers who shop on our website, including shipping and handling income (“e-commerce net sales”). Wholesale revenues are generated from customers who buy and resell our merchandise. Revenues are recorded net of returns and discounts. We recognize revenue at (i) the point-of-sale for store net sales, (ii) the date of receipt by a customer for e-commerce net sales and (iii) the time ownership is transferred to our wholesale customers.

Cost of Goods Sold

Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also increases as we expand our store base, which results in higher or lower store occupancy costs, invest in our e-commerce business, which can result in higher shipping and handling costs resulting from higher e-commerce penetration, and expand our product assortment. In addition, any charges we record relating to expected losses on the disposition of excess merchandise inventories would increase our cost of goods sold. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise.

Cost of goods sold is also impacted by the domestic and international political environment. We source the majority of our merchandise from manufacturers located outside of the United States. In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

our merchandise. Major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products could impact our costs of goods sold.

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenue. Our gross profit may not be comparable to other specialty retailers, as some specialty retailers include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of such costs from cost of goods sold and include them in selling, general and administrative expenses. Gross margin measures gross profit as a percentage of our revenues. Gross margin is higher in our DTC channels than in our wholesale channel and disproportionate growth in one channel can have a significant impact on our gross profits. Additionally, any reserves necessary to account for excess merchandise could negatively impact gross profits.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses, marketing expenses and credit card fees. Marketing expenses consist primarily of expenses related to performance marketing channels (mostly digital), such as paid search, product listing ads, search engine optimization, online display and retargeting, affiliate marketing, social media (paid and organic), email marketing, as well as data analytics tools. Marketing expenses also include our expenses for brand marketing channels, including public relations, influencer marketing, brand and media partnerships, and experiential marketing. Marketing expenses are primarily focused on increasing brand awareness, growing new customer acquisition, maintaining and building current customer purchase frequency and retention rates, driving Madewell Insider membership, and enhancing brand differentiation. These expenses do not necessarily vary proportionally with revenues. In addition, the historical results of operations of the Madewell business include Allocated Costs as selling, general and administrative expenses. After this offering, selling, general and administrative costs will no longer include Allocated Costs but will include costs incurred under the Transition Services Agreement. The Allocated Costs are not necessarily indicative of the expenses that we will incur under the Transition Services Agreement, or that we would have incurred or we may incur in the future if we were operating the Madewell business as a standalone, publicly traded company. We will have to make substantial investments to expand our administrative functions to replace services provided by J.Crew prior to the Reorganization and under the Transition Services Agreement. As a result of these factors, the historical selling, general and administrative expenses of the Madewell business may not be comparable to such expenses in future periods.

In addition, the historical results of operations of the Madewell business include Allocated Costs as selling, general and administrative expenses. In connection with this offering, we expect to incur transaction costs related to the Reorganization, including accounting, legal and professional fees, stand-up costs and stock compensation expenses. Following this offering, we anticipate a significant increase in accounting, legal and professional fees associated with being a public company, including internal audit, external audit, investor relations, stock administration, stock exchange fees, regulatory compliance costs and costs associated with compliance with the requirements of the Sarbanes-Oxley Act.

Provision for Income Taxes

We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

For purposes of the supplemental historical combined financial statements of the Madewell business, provision for income taxes is computed on a separate company basis, as if we filed separate tax returns where we have nexus. Our annual effective tax rate for fiscal 2018 was 26.1%, which is our best estimate of our effective tax rate going forward. See “Additional Information Related to Chinos Holdings—Unaudited Pro Forma Consolidated Financial Statements of Chinos Holdings.” We will provide further information regarding the income tax impacts of Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Compensation Expense

We expect to institute competitive compensation policies and programs as a standalone public company, the expense for which may be materially greater than the compensation expense allocated to us in the supplemental historical combined financial statements of the Madewell business. Such expense will recognized in either cost of goods sold or selling, general and administrative expenses based upon the function of the person receiving such compensation.

How We Assess Our Performance

In assessing the performance of our business, we consider a variety of financial and operating measures that affect our results of operations.

Revenues

Revenues reflect sales of our merchandise, less returns and discounts, generated from our DTC (including store sales and e-commerce sales) and wholesale channels. E-commerce net sales represented 37%, 30% and 30% of our DTC revenues in fiscal 2018, fiscal 2017 and fiscal 2016, respectively. We aggregate our sales in three product categories: denim, “everything you wear with jeans” and lifestyle products.

Comparable Company Sales

Comparable company sales reflect: (i) store net sales for stores that have been open for at least 12 months and (ii) e-commerce net sales and (iii) shipping and handling fees, all of which are included in DTC revenues. Comparable company sales exclude revenues from: (i) new stores that have not been open for 12 months, (ii) the 53rd week, if applicable, (iii) stores that experience a square footage change of at least 15 percent, (iv) stores that have been temporarily closed for at least 30 consecutive days, (v) permanently closed stores, (vi) temporary “pop up” stores and (vii) revenue from wholesale customers. Due to the 53rd week in fiscal 2017, when calculating comparable company sales for fiscal 2018, we have realigned the weeks of fiscal 2017 to be consistent with the fiscal 2018 retail calendar. Some of our competitors and other retailers calculate comparable company sales, or comparable store sales, differently than we do and as a result, our comparable company sales may not be comparable to similar data made available by such other companies.

Measuring the change in year-over-year comparable company sales allows us to evaluate the performance of our business. Various factors affect comparable company sales, including:

•	consumer preferences, fashion trends, buying trends and overall economic trends;

•	competition;

•	changes in our product assortment;

•	pricing;

•	the timing of our releases of new merchandise and promotional events;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	the level of customer service that we provide;

•	our ability to source and distribute products efficiently; and

•	the number of stores we open, close (including on a temporary basis for renovations) and expand in any period, including associated costs.

Our comparable company sales increased in fiscal 2018, fiscal 2017 and fiscal 2016 as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Comparable company sales increase	25.0%	14.4%	6.5%

Adjusted EBITDA

We define Adjusted EBITDA as combined net income before depreciation and amortization, interest expense and provision for income taxes adjusted for the impact of certain items, including non-cash and other items we do not consider representative of our ongoing operating performance. Because Adjusted EBITDA omits these items, we feel that it is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges.

Adjusted EBITDA is a supplemental measure of our operating performance that is neither required by, nor presented in accordance with, U.S. GAAP and our calculations thereof may not be comparable to those reported by other companies. We present this measure as we believe it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry and we use it internally as a benchmark to compare our performance to that of our competitors. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA is a useful measure of operating performance, as it provides a clearer picture of our results of operations by eliminating expenses that are not reflective of underlying business performance. We use Adjusted EBITDA to monitor the performance of our business and we believe the presentation of this measure will enhance the ability of our investors to analyze trends in our business and evaluate our performance relative to other companies in the industry. However, Adjusted EBITDA is a non-U.S. GAAP financial measure that has limitations as an analytical tool. Adjusted EBITDA should not be considered as an alternative to, or substitute for, net income, which is calculated in accordance with U.S. GAAP. For our Adjusted EBITDA for the fiscal years 2018, 2017 and 2016, and a reconciliation of Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Gross Profit

Gross profit is determined by subtracting our cost of goods sold from our revenues. Cost of goods sold includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations (such as rent and utilities) and all shipping costs associated with our e-commerce business. Cost of goods sold varies directly with revenues, and therefore, is usually higher in our fourth fiscal quarter. Cost of goods sold also changes as we expand or contract our store base, which results in higher or lower store occupancy costs, invest in our e-commerce, which can result in higher shipping and handling costs resulting from higher e-commerce penetration and expand our product assortment. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

At the end of fiscal 2018, we owned substantial excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

Results of Operations

Fiscal 2018 compared to Fiscal 2017

	For the Year Ended
	February 2, 2019		February 3, 2018(a)		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$613.7	100.0%	$463.5	100.0%	$150.2	32.4%
Gross profit(b)	297.1	48.4	230.1	49.6	67.0	29.1
Selling, general and administrative expenses(b)	215.4	35.1	167.0	36.0	48.4	28.9

Income from operations	81.7	13.3	63.0	13.6	18.7	29.6
Provision for income taxes	21.3	3.5	18.5	4.0	2.8	15.0

Net income	$60.4	9.8%	$44.5	9.6%	$15.9	35.7%

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs to the supplemental historical combined financial statements of the Madewell business for further detail.

Revenues

Total revenues increased $150.2 million, or 32.4%, to $613.7 million in fiscal 2018 from $463.5 million in fiscal 2017, driven by growth in all three of our product categories: “everything you wear with jeans,” denim and lifestyle.

DTC revenues increased $111.1 million, or 26.3%, to $533.9 million in fiscal 2018 from $422.8 million in fiscal 2017, driven by (i) e-commerce growth, (ii) comparable store sales and (iii) sales from new stores. E-commerce net sales as a percentage of DTC revenues were 37% in fiscal 2018. We expanded our store base by eight stores in fiscal 2018.

Wholesale revenues increased $39.0 million, or 98.5% to $78.6 million in fiscal 2018 from $39.6 million in fiscal 2017, driven primarily by an increase of sales to one wholesale customer.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Gross Profit

Gross profit increased $67.0 million, or 29.1%, to $297.1 million in fiscal 2018 from $230.1 million in fiscal 2017, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$92.8
Decrease in rate	(20.4)
Increase in buying and occupancy costs	(5.4)

Increase in gross profit	$67.0

Gross margin decreased to 48.4% in fiscal 2018 from 49.6% in fiscal 2017. The decrease in gross margin was driven by: (i) a 330 basis point deterioration in merchandise margin primarily due to increased penetration of our wholesale business, partially offset by (ii) a 210 basis point decrease in buying and occupancy costs as a percentage of revenues.

At the end of fiscal 2018, we owned excess merchandise inventories. As a result, we recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $48.4 million, or 28.9%, to $215.4 million in fiscal 2018 from $167.0 million in fiscal 2017, driven primarily by the following:

(Dollars in millions)	Increase
Increase in marketing costs(a)	$22.9
Increase in Allocated Costs(b)	15.1
Increase in payroll expenses	3.8
Increase in operating and corporate expenses	3.6
Increase in e-commerce system expenses	3.0

Total increase in selling, general and administrative expenses	$48.4

(a)	Primarily reflects an increase in spending on digital marketing. Total marketing costs for fiscal 2018 were $40.4 million.
(b)

Represents Allocated Costs of services shared with J.Crew. See “—Basis of Presentation” and Note 2: Allocated Costs in the notes to the supplemental combined financial statements of the Madewell business for further detail.

As a percentage of total revenue, selling, general and administrative expenses decreased to 35.1% in fiscal 2018 from 36.0% in fiscal 2017.

Provision for Income Taxes

Provision for income taxes increased $2.8 million, or 15.0%, to $21.3 million in fiscal 2018 from $18.5 million in fiscal 2017. The effective tax rate for fiscal 2018 was 26.1%. The difference between the U.S. federal statutory rate of 21% and the effective tax rate is driven by state and local income taxes. We expect our future annual effective income tax rate to approximate the rate in fiscal 2018.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Net Income

Net income increased $15.9 million, or 35.7%, to $60.4 million in fiscal 2018 from $44.5 million in fiscal 2017. This increase was due to an increase in gross profit of $67.0 million, partially offset by (i) an increase in selling, general and administrative expenses of $48.4 million and (ii) an increase in the provision for income taxes of $2.8 million.

Fiscal 2017 compared to Fiscal 2016

	For the Year Ended
	February 3, 2018(a)		January 28, 2017		Variance Increase/(Decrease)
(Dollars in millions)	Amount	Percent of Revenues	Amount	Percent of Revenues	Dollars	Percentage
Revenues	$463.5	100.0%	$364.5	100.0%	$99.0	27.2%
Gross profit(b)	230.1	49.6	156.1	42.8	74.0	47.4
Selling, general and administrative expenses(b)	167.0	36.0	136.8	37.5	30.2	22.1

Income from operations	63.0	13.6	19.3	5.3	43.7	NM
Provision for income taxes	18.5	4.0	7.6	2.1	10.9	NM

Net income	$44.5	9.6%	$11.7	3.2%	$32.8	NM	%

(a)	Consists of 53 weeks.
(b)

We exclude a portion of our distribution network costs from cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors. See Note 2: Allocated Costs in the notes to the supplemental combined financial statements of the Madewell business for further detail.

Revenues

Total revenues increased $99.0 million, or 27.2%, to $463.5 million in fiscal 2017 from $364.5 million in fiscal 2016, driven by growth in all three of our product categories: denim, “everything you wear with jeans” and lifestyle.

DTC net sales increased $79.2 million, or 23.0%, to $422.8 million in fiscal 2017 from $343.6 million in fiscal 2016, driven by (i) sales from new stores, (ii) comparable store sales and (iii) e-commerce growth. E-commerce net sales as a percentage of DTC net sales were 30% in fiscal 2017. We expanded our store base by eight stores in fiscal 2017.

Wholesale revenues increased $19.6 million, or 98.3% to $39.6 million in fiscal 2017 from $20.0 million in fiscal 2016, driven primarily by an increase of sales to one wholesale customer.

Gross Profit

Gross profit increased $74.0 million, or 47.4%, to $230.1 million in fiscal 2017 from $156.1 million in fiscal 2016, driven primarily by the following:

(Dollars in millions)	Increase/ (decrease)
Increase in revenues	$56.9
Increase in rate	20.4
Increase in buying and occupancy costs	(3.3)

Increase in gross profit	$74.0

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Gross margin increased to 49.6% in fiscal 2017 from 42.8% in fiscal 2016. The increase in gross margin was driven by: (i) a 440 basis point expansion in merchandise margin primarily due to a decrease in promotional activity and favorable product costs, partially offset by (ii) a 240 basis point increase in buying and occupancy costs as a percentage of revenues.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $30.2 million, or 22.1%, to $167.0 million in fiscal 2017 from $136.8 million in fiscal 2016, driven primarily by the following:

(Dollars in millions)	Increase
Increase in payroll expenses	$10.5
Increase in allocated costs	9.1
Increase in operating and corporate expenses	5.3
Increase in marketing costs(a)	2.8
E-commerce system implementation	2.5

Total increase in selling, general and administrative expenses	$30.2

(a)	Primarily reflects an increase in spending on digital marketing. Total marketing costs for fiscal 2017 were $17.5 million.

As a percentage of total revenue, selling, general and administrative expenses decreased to 36.0% in fiscal 2017 from 37.5% in fiscal 2016.

Provision for Income Taxes

Provision for income taxes increased $10.9 million to $18.5 million in fiscal 2017 from $7.6 million in fiscal 2016. The effective tax rate for fiscal 2017 was 29.4%. The difference between the then U.S. federal statutory blended rate of 33.7% and the effective tax rate is driven by state and local income taxes and the impact of tax reform passed in December 2017.

Net Income

Net income increased $32.8 million to $44.5 million in fiscal 2017 from $11.7 million in fiscal 2016. This increase was due to an increase in gross profit of $74.0 million, partially offset by (i) an increase in selling, general and administrative expenses of $30.2 million and (ii) an increase in the provision for income taxes of $10.9 million.

Liquidity and Capital Resources

General

Prior to the Reorganization, we relied on cash flows from operations and financing from J.Crew to meet our liquidity needs. Currently, we are dependent on J.Crew for continued support to fund our operations, without which we would need to curtail our operations. Following the Reorganization, our capital structure and sources of liquidity will change significantly from our historical capital structure, and we expect our primary sources of liquidity will be our cash on hand, cash flows from operations and funds available under new indebtedness we incur in connection with the Reorganization. Our primary cash needs will be for inventory, payroll, store leases, capital expenditures associated with opening new stores, investments in our e-commerce channel and payments under the Transition Services Agreement and debt obligations, as well as ongoing capital expenditures to establish in-house capabilities, including for marketing and advertising, sourcing, distribution, human resources,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

management information systems, legal, IT and accounting. We estimate the one-time costs associated with establishing our in-house capabilities to replace services provided by J.Crew prior to the Reorganization to be in a range from $              million to $              million in the aggregate, of which a portion will be capitalized and the remainder will be expensed.

We expect to spend approximately $             million to $             million in the third and fourth quarters of fiscal 2019 and the full year fiscal 2020 combined on capital expenditures, including a total of approximately $             million to $              million for new store expansion and $              million to $              million on investments in our e-commerce channel. We expect it will require approximately $              million to $              million in capital expenditures and starting inventory to open a new store. If we open a large number of stores in a relatively short period of time, or if new retail stores have a higher opening costs or a longer payback period than our existing stores, our cash flow from operations may not be sufficient to support these openings and we may need to use our available lines of credit under new indebtedness we incur in connection with the Reorganization to support this growth and the continuing operations of these new retail stores. Due to the seasonality of our business, a significant amount of cash from operating activities is generated during the fourth quarter of our fiscal year.

We believe that cash flow from operating activities and the availability of cash under the new indebtedness we incur in connection with the Reorganization will be sufficient to cover working capital requirements and anticipated capital expenditures and to fund our growth strategy for at least the next 12 months and for the foreseeable future. If cash flow from operations, borrowings under our existing revolving line of credit and net proceeds from this offering are not sufficient or available to meet our capital requirements, we may be required to obtain additional financing in the future. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of additional indebtedness, the issuance of equity financings, or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms, or at all. Additionally, our liquidity and our ability to meet our obligations and fund our capital requirements are also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control. Accordingly, we cannot assure that our business will generate sufficient cash flow from operations or that future borrowings will be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which could possibly result in additional expenses or dilution.

Cash Flow Analysis

The following table provides a summary of cash flows from operating, investing and financing activities for the periods presented:

	For the Year Ended
(Dollars in thousands)	February 2, 2019	February 3, 2018	January 28, 2017
Net Cash provided by/(used in):
Operating activities	$64,123	$68,430	$41,384
Investing activities(a)	—	—	—
Financing activities	(63,023)	(67,872)	(41,179)

Net increase in cash and cash equivalents	$1,100	$558	$205

(a)

There was no net cash provided by or used in investing activities in fiscal 2018, fiscal 2017 or fiscal 2016 because all investments were made at the J.Crew Group level. We anticipate investing activities, primarily driven by capital expenditures relating to the cost of new store openings, being between $              and $              for the remainder of fiscal 2019 and between $              and $              for fiscal 2020.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Operating Activities

Fiscal 2018 compared to Fiscal 2017

Cash provided by operating activities of $64.1 million in fiscal 2018 resulted from: (i) net income of $60.4 million and (ii) non-cash adjustments of $16.6 million, partially offset by (iii) changes in operating assets and liabilities of $12.9 million, primarily due to an increase in accounts receivable driven by growth in our wholesale business.

Fiscal 2017 compared to Fiscal 2016

Cash provided by operating activities of $68.4 million in fiscal 2017 resulted from (i) net income of $44.5 million, (ii) non-cash adjustments of $26.4 million, partially offset by (iii) changes in operating assets and liabilities of $2.5 million, primarily due to an increase accounts receivable driven by growth in our wholesale business.

Investing Activities

Following the Reorganization, our primary use of cash from investing activities will be capital expenditures incurred in connection with the opening of new stores. While we opened 26 stores in the last three fiscal years, those capital expenditures were funded by J.Crew Group. Therefore, our statements of cash flows for the fiscal years 2018, 2017 and 2016 do not reflect cash flows from investing activities. Following the Reorganization, we will fund our own capital expenditures. We estimate the cost of opening a new store to be in the range of $650,000 to $900,000.

Financing Activities

Not all of the cash generated by the Madewell business is included on the supplemental historical combined balance sheets of the Madewell business included herein as cash is swept into the consolidated bank accounts of Chinos Holdings pursuant to its centralized cash management function. Obligations resulting from liabilities of the Company are paid with cash of J.Crew Group. The intercompany effect of these cash transactions is reflected in Due to Parent. The cash used in financing activities of $63.0 million in fiscal 2018, $67.9 million in fiscal 2017 and $41.2 million in fiscal 2016 resulted from decreases in the payable Due to Parent. Following the Reorganization, we expect that cash flows provided by and used in financing activities will largely be impacted by our new debt obligations.

Line of Credit

In connection with this offering and the Reorganization, we will enter new indebtedness on terms to be determined. See “ —Description of Material Indebtedness of Madewell.”

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Contractual Obligations

The contractual obligations table set forth below is current as of February 2, 2019 and does not reflect the Reorganization, including the new indebtedness we will incur in connection with the Reorganization. Instead, these contractual obligations reflect those obligations that have been allocated to us as a carved out business from Chinos Holdings. Our contractual obligations do not include an allocation of debt from Chinos Holdings because, prior to the Reorganization, we have not been the obligor of Chinos Holdings’ existing indebtedness for accounting purposes and because the borrowings were not directly attributable to our business. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

(Dollars in millions)	Total	Within 1 year	2-3 Years	4-5 Years	After 5 Years
Operating lease obligations(a)	$199.1	$34.2	$63.5	$52.6	$48.8
Purchase obligations:
Inventory commitments	130.4	130.4	—	—	—
Other contractual obligations	—	—	—	—	—
Employment agreements	0.6	0.6	—	—	—

Total purchase obligations	131.0	131.0	—	—	—

Total	$330.1	$165.2	$63.5	$52.6	$48.8

(a)

Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for stores and office space requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Operating lease obligations do not include common area maintenance, insurance, taxes and other occupancy costs, which aggregate to approximately 42% of the minimum lease obligations.

We intend to provide additional information regarding our contractual obligations as of February 2, 2019 on a pro forma basis giving effect to the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

We are required to make estimates and assumptions about future events in preparing financial statements in conformity with U.S. GAAP. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the supplemental historical combined financial statements of the Madewell business. While we believe that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. We evaluate estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the supplemental historical combined financial statements of the Madewell business. The following is a summary of accounting policies that we consider critical to the audited combined financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Revenue Recognition

We recognize sales made in our stores at the point of sale, sales through our e-commerce business at the date of receipt by a customer and sales to a wholesale customer at the time ownership is transferred. Amounts billed to customers for shipping and handling sales are classified as DTC revenues. We make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We record an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the statement of operations, we present the change in the liability in total revenues and the change in the asset in cost of goods sold.

Employee discounts are classified as a reduction of revenue.

We account for gift cards by recognizing a liability at the time a gift card is sold and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and recognize income from unredeemed gift card liability on a ratable basis over the estimated period of redemption.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or net realizable value. We capitalize certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our e-commerce business, stores or other liquidation methods. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above cost. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period. Estimates may differ from actual results due to changes in resale or market value, methods of disposition, consumer and retailer preferences and economic conditions.

Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as goodwill, are not subject to amortization. We assess the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, we record a charge to write the intangible asset down to its fair value. During fiscal 2018, we determined that the recorded carrying value of our goodwill was greater than the estimated fair value.

We assess the recoverability of goodwill. In this assessment, we first compare the estimated enterprise fair value to its recorded carrying value. We estimate the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value exceeds estimated enterprise fair value in the first step, a second step is performed in which we allocate the enterprise fair value to the fair value of net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of our tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill. If the recorded goodwill balance exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

Definite-lived intangibles, such as the Madewell trade name, and favorable lease commitments, are amortized on a straight line basis over their useful life or remaining lease term.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Fixed Asset Impairment

We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of such assets based upon estimated cash flow forecasts.

Provision for Income Taxes

The supplemental historical combined financial statements of the Madewell business included a provision for income taxes as if we operated as an independent standalone company, using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

Tax reform, which was enacted into law on December 22, 2017, includes, among other items, a reduction in the federal corporate income tax rate from 35% to 21% and a deemed repatriation of foreign earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities and reassessing the net realizability of our deferred tax assets and liabilities. We have completed our analysis and accounting with respect to these items through the end of fiscal 2018. However changes in law, interpretations and facts may result in adjustments to these amounts.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The supplemental historical combined balance sheets of the Madewell business and statements of operations do not include an allocation of third-party debt or interest expense from Chinos Holdings because, prior to the Reorganization, we have not been the obligor of Chinos Holdings’ existing indebtedness for accounting purposes and because the borrowings were not directly attributable to the Madewell business. We expect to incur indebtedness prior to or in connection with the Reorganization, at which time our exposure to interest rate risk will increase to the extent we incur or hedge any floating rate obligations. We will not be an obligor or a guarantor of any of Chinos Holdings’ pre-Reorganization indebtedness after the Reorganization.

Effects of Inflation

We believe inflation has not had a significant effect on our revenues or profitability.

Recently Issued Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize ROU assets and ROU liabilities for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. We adopted the pronouncements in the first quarter of fiscal 2019 using the effective date method whereby initial application occurs on the date of adoption with comparative periods unchanged. Upon adoption of the new standard, we recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. We utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of our identification of leases, historical lease classification and initial direct costs for existing leases. We elected to use hindsight in determining the lease term.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL BUSINESS

Who We Are

Madewell is a fast-growing and innovative brand offering a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products including dresses, swimwear, beauty, gifts, jewelry and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Our brand appeals to a broad demographic, especially to millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content while valuing inclusivity and sustainability. We believe our ability to deliver on all of these elements allows us to stand apart.

We have developed a digitally-led, omnichannel strategy that puts the customer at the center, creates seamless touchpoints across channels and fosters community. E-commerce sales represented 37% of our DTC revenue in fiscal 2018. Our broad digital ecosystem—from our fully mobile-responsive e-commerce website and social media channels to in-store screens and associate tablets and our membership program, Madewell Insider—allows us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing. Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community-building and cross-channel service. We operated 129 stores in the United States as of February 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations, averaging approximately 3,400 square feet and generating an average of approximately $1,100 in sales per selling square foot in fiscal 2018. We also employ selective wholesale partnerships to introduce our brand to new customers and test new markets. Our customer-first strategy unifies all channels and enhances customer acquisition, retention, store productivity and customer lifetime value.

We acquired the Madewell brand in 2006 and taking inspiration from its American workwear roots, have built a relevant brand with strong customer affinity compared to industry peers. By engaging with our customers in a digitally-led way and focusing on our core values of community and responsible retailing, we have driven impressive growth over the past five years, as illustrated by the following significant milestones:

•	We have grown revenue from $248 million in fiscal 2014 to $614 million in fiscal 2018, a four-year CAGR of 25%

•

We have grown active customers from 2.0 million in fiscal 2017 to 2.6 million in fiscal 2018, and in fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	Our customers are very loyal, driving high customer lifetime value and efficient marketing spending, generating an attractive ratio of customer lifetime value to customer acquisition cost

•	We have grown e-commerce penetration from 26% of DTC revenue in fiscal 2014 to 37% in fiscal 2018

•	We have achieved positive comparable company sales growth in 40 of the last 41 quarters

•	We are highly profitable, with net income and Adjusted EBITDA margins of 10% and 18%, respectively, in fiscal 2018

•

We have collected and recycled over 600,000 pairs of jeans from customers, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity

For a reconciliation of Adjusted EBITDA to net income, see “Prospectus Summary—Supplemental Summary Historical Combined Financial Data of the Madewell Business.”

Selected Financial Data of the Madewell Business

(Dollars in millions; active customers in millions)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our Vision

We have a vision to be:

THE TOP PREMIUM DENIM AUTHORITY

AN INNOVATOR IN DIGITAL AND OMNICHANNEL RETAIL

A COMMUNITY THAT FOSTERS INCLUSIVITY AND LOYALTY

A LEADER IN SUSTAINABILITY

What We’re About

Artful and Timeless Lifestyle Brand Rooted in Denim

Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression. We are a purpose driven brand utilizing a community-based marketing strategy to engage our customers through differentiated experiences and social impact initiatives. We believe that Good Days Start With Great Jeans and offer a full product assortment rooted in premium denim and everything you wear with jeans from easy tees and tops to perfect leather jackets, keep forever totes and much more. Our brand appeals to a broad demographic, especially millennials, by offering well-designed products, premium quality at non-premium prices and inspiring and engaging content, while valuing inclusivity and sustainability. Based on the Brand Tracking Study, 80% of those aware of Madewell would likely consider the brand for their next clothing purchase. In the same study, Madewell’s brand awareness was 45%. We believe our relatively low brand awareness, coupled with high affinity and purchase intent among existing customers, underscores a significant growth opportunity to convert potential new customers to loyal brand enthusiasts.

Superior Design Sensibility, Inclusive Assortment and Innovative Product Development

Madewell’s premium denim offering coupled with a full lifestyle assortment and fresh yet timeless aesthetic offers broad appeal. We have established strong design and product development capabilities in-house, including an independent, highly experienced denim design team. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, both from over 125,000 product reviews and from our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback. We utilize promotions strategically to avoid training customers to buy on discount, driving strong full price sell through.

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just for weekends but also increasingly for work and social occasions. We offer premium denim at non-premium prices, mostly in the $100-150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75. We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on delivering superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23-37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

For fiscal 2018, 52% of our revenue was attributable to “everything you wear with jeans.” Our key “everything you wear with jeans” categories include: tees, such as our essential Whisper Cotton tees; leather

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear, such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn; and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details.

For fiscal 2018, 19% of our revenue was attributable to lifestyle categories such as dresses, swimwear, beauty and gifts. We have also been recognized for our Labels We Love program featuring a curated assortment of third-party brands (including exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid and Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions, including the successful 2019 launches of our Second Wave sustainable swimwear collection made entirely of recycled materials and our first Madewell sneaker, the Sidewalk Sneaker.

Digitally-Led Omnichannel Experience

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-first strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value.

We have grown e-commerce revenue to represent 37% of total DTC revenue in fiscal 2018. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally-rich platform that allows us to innovate more rapidly, build out dynamic product presentation and expand personalization capabilities. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices, and provides visibility to e-commerce and store inventory with options for delivery or store pick-up. Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. This ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Our stores remain core to our strategy. In fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. Our store layouts have been thoughtfully designed to create a seamless shopping experience for our customers, especially for those trying to discover a perfect pair of jeans. Given the importance of discovery and trial as part of denim shopping experience, we position our Denim Bars and styling experts adjacent to our fitting rooms, which encourages supportive, spontaneous interactions between customers and our knowledgeable associates to provide fit and styling guidance. In addition, our stores serve as local hubs for brand engagement, product education, community-building and cross-channel service. We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including buy online and pickup in store, e-commerce returns, dot-com try-ons, early-stage testing of mobile POS and in-store digital screens. These capabilities enable us to service our customers seamlessly across established touchpoints and channels. In the twelve months ended April 19, 2019, 35% of customers who engaged with our stores for an e-commerce return made a new in-store purchase.

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. We launched our wholesale channel in 2015 with Nordstrom and have since experienced rapid growth through this partner. We have expanded our selective wholesale partnerships to include Net-a-Porter, Zalando and Shopbop.

The integration of stores and e-commerce is fundamental to our customer-first strategy and helping to create more loyal, omnichannel customers who spent more than 4.5 times what our single-channel customers

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

spent in fiscal 2018. We utilize targeted marketing initiatives to acquire new customers and drive cross-channel migration.

A Community of Loyal Madewell Insiders and Advocates

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe our community creates a strong network that results in lower customer acquisition costs and higher retention rates. Our initiatives include:

•

Madewell Insider: In fiscal 2018, 60% of our active customers were in our membership program, Madewell Insider, representing 67% of DTC revenue. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. A Madewell Insider membership is centered around loyalty perks and rewards. Madewell Insider members represent our highest value customers, with nearly 80% of our $500+ spenders being a part of the membership program in fiscal 2018.

•

Social Media: We encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a robust content creation operation and encourage two-way conversations. We have a strong social media following of approximately 2.4 million followers across these four platforms as of May 4, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition.

•

Madewell Group Chat: Our crowdsourcing platform, Madewell Group Chat, allows a pool of approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. It also creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

•

Hometown Heroes: Since 2010, we have welcomed our local community into our stores through the Hometown Heroes program, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers, who in turn discover new brands and local talent. We encourage our store associates to be curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

•

Events: Our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 events, spanning pop-ups, panels, workshops and give-back events for local charities. In fiscal 2018, we evolved our events strategy by testing a new format and introducing Commons in Austin, Texas. The concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store-experience.

Sustainability and Responsible Retailing

Sustainability is an integral part of our brand strategy. We strive to conduct our business in a manner that benefits our planet and inspires change in our industry. We are committed to being a business with purpose,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

where maximizing profitability and sustainability go hand in hand. To support this philosophy, we have created the Do Well program, a platform for us to articulate our sustainability goals and offer ways for our customers and associates to get involved in furthering these goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire lifecycle of our products, from the materials we use to how we make them to how we encourage our customers to dispose of textile waste. Some of our tactics include our denim recycling program, incorporating sustainable and recycled fabrics into our products and fostering charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow. In fiscal 2018, 12% of jeans sales were attributable to our denim recycling program and we have recycled over 600,000 pairs of jeans since initiating the program, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. We are evolving the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics into our products. We also launched our first Fair Trade Certified Denim Capsule in January 2019 and will continue expanding our sustainability efforts into other categories. In order to achieve and amplify our core values, we maintain strong partnerships with key charitable organizations. We believe our heightened focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

A Data Driven Approach that Guides our Success

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks. We utilize “read and react” and scientific testing strategies on our website and in stores to test selected product offerings and quickly react to customer behavior. Our data-centric approach allows us to respond to customer preferences and mitigate risk, with a goal of improving our ability to provide consistent, predictable operating and financial performance over time.

Our digital marketing team is highly data driven. In fiscal 2018, we deployed an advanced marketing measurement system that enables a more sophisticated understanding of brand discovery and customer engagement across multiple marketing channels and drives greater efficiency of marketing spend. We utilized insights from our data in fiscal 2018 to accelerate customer acquisition, resulting in a significant increase in active customer growth with an increasing percentage driven by new e-commerce customers. Our efforts drove customer retention, largely fueled by our Madewell Insider membership program. Over 80% of returning customers in fiscal 2018 were members of Madewell Insider.

Experienced Leadership with Strong Track Record of Performance

Our leadership team is led by Libby Wadle, our President and Chief Executive Officer, who is a 23-year specialty retail industry veteran and has been a mentor to the Madewell brand since its initial launch in 2006. Ms. Wadle is responsible for driving Madewell’s strong financial results and developing its growth trajectory including its industry-leading digital performance. Her keen understanding of the specialty and e-commerce retail industry, high standards for responsible retailing, deep knowledge of our customer base and belief in the importance of building brand affinity have been honed over a career in senior merchandising and brand leadership roles at J.Crew, Coach and The Gap.

We have built a team from leading global organizations with significant industry experience and meaningful expertise in design, merchandising, marketing, retail and digital. We have developed a strong and collaborative culture centered on our goal of becoming the top premium denim authority while building a community and inspiring change in our industry.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

How We Grow

Strengthen Brand Awareness and Acquire New Customers

We believe there is meaningful opportunity to grow our brand and build awareness in both existing and new markets. Based on the Brand Tracking Study, Madewell has brand awareness of 45%, though 80% of those aware would likely consider Madewell for their next clothing purchase. We intend to drive brand awareness by expanding our prospecting capabilities, extending mobile and video reach, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. Additionally, we will continue to grow our store base, where over 60% of our new-to-brand customers made their first purchase in fiscal 2018.

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels. Through our targeted marketing investments and brand engagement, we believe we will continue to attract new customers to our brand and to convert single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend.

Enhance Customer Loyalty and Wallet Share

We launched our Madewell Insider membership program in fiscal 2016 and it has been a key driver of customer retention and purchase frequency. In fiscal 2018, 60% of our active customers were Madewell Insiders. They represented 67% of DTC revenue and over 80% of our returning customers. The Madewell Insider profile is our customers’ passport to the Madewell brand and we engage and connect to our customers seamlessly through email, our mobile website, social media and store events. Our Madewell Insider program is a tiered membership program centered around loyalty perks and rewards. We have three distinct Madewell Insider tiers, based on customer spend per calendar year, and our loyalty members receive loyalty perks such as free shipping, free personalization, early access to exclusive collaborations and invitations to special events, with our top tiers receiving additional benefits such as a dedicated concierge and other rewards.

We see a meaningful opportunity to grow our Madewell Insider program and promote existing Madewell Insiders to higher loyalty tiers. Our Madewell Insiders are our highest value customers. In fiscal 2018, nearly 80% of all $500+ spenders were loyalty members. While $500+ spenders represented approximately 9% of all customers, they drove over 45% of total revenue in fiscal 2018, highlighting the opportunity to promote existing Madewell Insiders to higher loyalty tiers. In fiscal 2019, we will be enhancing the Madewell Insider program by launching a points offering that allows customers to earn reward dollars. We believe that members will see points and rewards as an exciting supplement to the current perks, and that the offering will support our efforts to drive purchase frequency.

Increase our E-Commerce Led DTC Rollout

The integration of stores and e-commerce is fundamental to our customer-first strategy and helping to create more loyal, omnichannel customers. We intend to drive DTC revenue by growing our e-commerce penetration and selectively expanding our store network.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Grow E-Commerce Penetration

We believe there is a significant opportunity to expand our e-commerce penetration from 37% of DTC revenue in fiscal 2018 to over 50% of total DTC revenue and expand our Adjusted EBITDA margins as a result. We plan to achieve this by capitalizing on overall growth in the online specialty retail industry as well as by employing several critical initiatives to drive our e-commerce penetration. We intend to support net revenue growth at madewell.com through the following robust e-commerce strategies, which we believe will drive increased cross-channel migration, converting single-channel customers into more engaged, more valuable omnichannel customers:

•

Expand E-Commerce Assortment: We will continue expanding our e-commerce assortment by adding more size options, as well as expanding our selection of products in strategic categories such as swimwear, dresses and sneakers. We also plan to increase our denim assortment by extending our women’s denim assortment across a broader range of prices and by expanding our men’s offering.

•

Further Accelerate Digital Marketing: We will continue to invest in digital marketing to drive customer acquisition. We plan to broaden and deepen our spend across channels from social media to search engine optimization. We will continue to use data driven decision-making to ensure our marketing spend is being allocated in an efficient manner.

•

Grow Mobile and Launch App: We plan to launch a mobile app in 2020 that will be loyalty-centric and feature omnichannel capabilities, such as app payment in-store. This should create a more seamless experience across devices and reinforce our customer-focused digital model.

•

Increase Personalization and Dynamic Presentation: We are testing several personalization initiatives to drive deeper engagement and performance. Key initiatives include personalized assortments, styling recommendations and promotional offers, as well as geo-targeting to push local events and seasonal assortments. This will funnel the most relevant content to our customers, enabling increased conversion from single-channel to omnichannel purchase behavior.

Selectively Expand Store Network

Our store network is a key component of our omnichannel model, with over 60% of new-to-brand customers making their first purchase in stores in fiscal 2018. Our stores are extremely productive and profitable, generating an average of approximately $1,100 in sales per selling square foot, which we believe is among the highest of our peers. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. We are also testing new store concepts focused on denim and concepts tailored to local markets that enhance our community engagement. In fiscal 2018, we organized over 2,500 store based events and we plan to continue to utilize our stores as hubs for community engagement in the future.

Expand Our Product Categories

We are actively focused on growing our product categories and believe there is substantial opportunity to expand our product categories in four key areas:

•

Denim: We plan to increase our market share in women’s denim in the $100-$150 price range and to expand further into the $75-$100 and $150+ price ranges. In fiscal 2017, we successfully introduced our popular $75 Roadtripper jean, which we believe is contributing to incremental customer reach. We believe we have a meaningful opportunity to expand denim revenue to over $500 million globally on an annual basis, by growing share in existing and adjacent markets.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•

Everything You Wear with Jeans: We continue to see additional opportunities to grow in categories such as leather goods and bags (amplified by our monogramming and personalization capabilities), tops and accessories. Footwear continues to be a destination category and in fiscal 2019 we successfully launched our first Madewell sneaker, the Sidewalk Sneaker. We believe we can have similar success in launching additional new products in destination categories.

•

Lifestyle: Expanding categories such as dresses, beauty, swimwear, jewelry and sunglasses provides a further avenue for growth. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials.

•

Men’s: We launched our men’s line on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and our relaxed and timeless aesthetic will appeal to men as it has with women. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Grow Wholesale and International

We believe we have a strong opportunity to grow our wholesale business and to expand our business globally through both our e-commerce and wholesale channels. Since launching wholesale in 2015 with Nordstrom we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. We have since expanded our selective wholesale partnerships to include Net-a-Porter, Zalando and Shopbop. We intend to add highly selective premium wholesale points of distribution and develop new global wholesale relationships to expand wholesale internationally. We also plan to grow internationally through our e-commerce platforms and we are exploring the opportunity to develop localized websites in several countries with market-specific content, language and currency.

Products

We offer a full product assortment rooted in premium denim and everything you wear with jeans—cool tees, cozy sweaters, comfy sneakers, timeless leather jackets, totes, tops and much more. We also offer lifestyle products, including dresses, swimwear, beauty, gifts, jewelry and sunglasses. Madewell offers a cool, unexpected and artful aesthetic that feels timeless, effortless and relevant in today’s era of self-expression.

Product Mix as Percentage of

Revenue (fiscal 2018)

Denim

Denim represented 29% of our revenue in fiscal 2018 and remains one of our highest growth categories. We believe a substantial portion of the population anchors their everyday wardrobes around denim—and not just

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

for weekends but also increasingly for work and social occasions. Our denim category includes jeans as well as denim shorts, jackets, skirts, dresses and shirts. We offer premium denim at non-premium prices, mostly in the $100-150 range, with our entry-level and popular Roadtripper jean, which we successfully introduced in 2017, starting at $75.

We make exceptional jeans by partnering with premium denim mills, leveraging our expertise in washes and focusing on superior quality through our attention to detail. We drive denim innovation by employing the latest in fabric technology, including reform stretch, fade-resistant black and proprietary sustainable fabrics. We also utilize fit technology and employ fit experts to offer products for many different shapes and sizes encompassing sizes 23-37 as well as petite, tall and taller inseams and styles that fit different body types. Denim is a high-performing category, as we consistently see a higher retention rate and lifetime value from denim purchasers.

DENIM: BREADTH AND DEPTH OF FITS, SIZES AND WASHES

“Everything You Wear With Jeans”

“Everything you wear with jeans” represented 52% of our revenue in fiscal 2018 and includes shirts, knits, sweaters, footwear, jackets, leather goods and bags. Our key destination categories include: tees, such as our essential Whisper Cotton tees; leather goods, such as our popular Transport Tote bag and vintage-inspired motorcycle jacket; footwear such as our Sidewalk Sneaker with Cloudlift technology and Boardwalk sandals; cozy sweaters featuring our supersoft yarn and a wide array of tops and button-down shirts featuring forward silhouettes and of-the-moment details. We believe our distinctive use of color, print, texture and silhouettes, combined with our monogramming and personalization capabilities for categories such as leather goods, provide our customer consistently new and exciting options to choose from, serving as a strong complement to our premium denim offering.

EVERYTHING YOU WEAR WITH JEANS: TEES, SHIRTS, JACKETS, FOOTWEAR, BAGS AND MORE

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Lifestyle

We augment denim and “everything you wear with jeans” with our lifestyle categories, including dresses, swimwear, beauty, gifts, jewelry and sunglasses, which represented 19% of our revenue in fiscal 2018. Our goal with this category is to offer our customer a full lifestyle assortment and round out our customers’ shopping experience at Madewell. As with the rest of our assortment, we differentiate our lifestyle categories through our focus on design, print, color and sustainability. In fiscal 2019, we introduced our Second Wave sustainable swimwear collection made entirely of recycled materials. Additionally, we often collaborate with third-party brands through our Labels We Love program to increase brand awareness and engagement, and to surprise our customers with unique offerings that complement our product assortment. We have been recognized for this program featuring a curated assortment of third-party brands (including some exclusive buys and collaborations), such as Outdoor Voices, Lively, Vans, Veja, Penfield, Sezane, Solid and Striped and many more. We regularly utilize insights from these collaborations to determine potential new product introductions.

LIFESTYLE: DRESSES, SWIMWEAR, BEAUTY, GIFTS AND MORE

Men’s

We launched our men’s offering on our website in fiscal 2018 and plan to expand our assortment by focusing first on denim and then broadening the product range. We believe our premium denim at non-premium prices and relaxed, confident aesthetic should appeal to men, while leveraging our strong denim capabilities. In Fall 2019, we plan to launch a dual gender marketing campaign and test seven shop-in-shop men’s stores.

Design and Merchandising

We have established strong design and product capabilities in-house, led by our design team based in New York. We are recognized for our creative capabilities, including our differentiated use of color, print and styling, to create a look that is both artful and effortless. We also utilize technical product innovation to elevate the comfort, fit and durability of our products. Our design and product development teams proactively and frequently incorporate customer feedback, from over 125,000 product reviews as well as our active customer panel—the Madewell Group Chat—a closed crowdsourcing forum we use to regularly communicate with approximately 4,400 customers who have volunteered to provide ongoing product and services feedback.

We roll out seasonal products fourteen times a year to our stores and website. In between these product introductions, we continually incorporate small injections of new styles, colors, prints or highly curated collaborations every two weeks to ensure regular flows of fresh, new products to our stores and website, and to create excitement among our customer base. Our merchandising, marketing and design teams collaborate closely to tailor our product and assortment strategy for each channel based on multiple factors, including demand and inventory forecasting, consumer shopping behaviors, physical space constraints, margin profile and geography.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Our design process begins with our merchandising and design teams collaborating to develop a design concept roadmap for a season approximately 12 months in advance of products hitting stores. We believe this lead time allows us to leverage marketing and customer feedback to enhance our product offerings for the upcoming season. Once we have developed a season’s color palette, categories and style inspiration, our design and merchandising teams undertake a sketch review process to identify big ideas and edit sketches. They then collaborate closely to develop samples and classify key ideas to ensure that they are delivering a line that is innovative, stylish and true to our brand aesthetic. Our technical design team develops construction and fit specifications for every product in order to enable quality workmanship and consistency across product lines. We employ pre-launch testing for certain products, including new denim fabrics, to ensure key attributes, such as fit, comfort and durability. In addition, we may choose to selectively test new products or categories by initially rolling out such products on a limited basis in stores, which provides an opportunity to gather data in controlled risk settings.

Following the design process, we conduct a thorough assortment and investment review process before making initial buys for a given season. Our merchandising platform is nimble and allows us to react quickly to changes in customer trends and purchasing behavior. We employ an “open to buy” process that allows our merchants to pull forward, delay or change the size of future orders in response to changing customer demand. In addition, we have identified a variety of core denim fabrics that work across multiple fits, which creates a shorter timeline to react to trending fits and washes.

Community

We have developed a community-based marketing strategy by engaging with our customers through content and experiences across our digital platform, store footprint and events. Through these efforts, we have fostered a loyal and inclusive community and turned customers into brand advocates. Our brand appeals to a broad demographic, especially millennials, by offering inspiring and engaging content while valuing inclusivity and sustainability. Our store associates help drive our community efforts, acting as local shopkeepers, providing expert advice and driving community engagement through partnerships and events. We believe our community creates a strong network that results in lower customer acquisition costs and higher retention rates. We engage with our customers through our Madewell Insider loyalty program, social media and digital content, Madewell Group Chat, and local events and initiatives.

Our Madewell Insider membership program offers our customers a passport to the Madewell brand, and allows us to engage and connect to our customers seamlessly through email, our mobile website, social media, store events and loyalty perks and rewards. In fiscal 2018, 60% of our active customers were in our Madewell Insider program, representing 67% of DTC revenue.

We have robust content creation capabilities and utilize two-way conversation to encourage a dynamic and engaged digital community across social media, especially Instagram, Facebook, Twitter and Pinterest. We have a strong social media following of approximately 2.4 million followers across these four platforms as of May 4, 2019. Our fans have engaged with one of our core brand hashtags (such as #everydaymadewell) over 14 million times on Instagram since 2012. This digital community is comprised of engaged, vocal champions of our brand, which we believe helps drive brand discovery and customer acquisition. We also engage with our community through our crowdsourcing platform, Madewell Group Chat, which allows approximately 4,400 volunteer customers to interact with our brand and each other in a closed forum. This creates a feedback loop that informs multiple aspects of our business from style feedback and product launches to services and social responsibility.

Our stores serve as hubs for our community engagement initiatives. Since 2010, we have welcomed our local community into our stores through programs such as Hometown Heroes, comprised of pop-ups with local makers and artists. This program gives local up-and-coming businesses the opportunity to introduce themselves to our customers, who in turn discover new brands and local talent. We encourage our store associates to be

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

curators in their markets and to source makers that will resonate with their customers. This year we further emphasized the program by launching the Collective, in which we identify a group of our best makers from around the country and give them meaningful support to grow their businesses through mentorship, grants and access to our customer base.

Finally, our store events program is an important aspect of our engagement and retention strategy. In fiscal 2018, we hosted over 2,500 store based events, spanning pop-ups, panels, workshops and give-back events for local charities.

Sustainability and Responsible Retailing

Sustainability is an integral part of our brand strategy. We strive to conduct our business in a manner that benefits our planet and inspires change in our industry. We are committed to being a business with purpose, where maximizing profitability and sustainability go hand in hand. To support this philosophy, we have created the Do Well program, a platform for us to articulate our sustainability goals and offer ways for our customers and associates to get involved in furthering these goals. We are evolving our practices by focusing on meaningful sustainability initiatives that influence the entire lifecycle of our products, from the materials we use to how we make them to how we encourage our customers to dispose of textile waste. Some of our tactics include our denim recycling program, incorporating sustainable and recycled fabrics into our products and fostering charitable partnerships that help us achieve and amplify our core values and sustainability goals.

Our denim recycling program continues to grow. In fiscal 2018, 12% of jeans sales were attributable to our denim recycling program and we have recycled over 600,000 pairs of jeans since initiating the program, creating over one million square feet of housing insulation that has been donated to organizations such as Habitat for Humanity. We are evolving the materials we use across all categories and are committed to incorporating sustainable and recycled fabrics into our products. We also launched our first Fair Trade Certified Denim Capsule in January 2019 and will continue expanding our sustainability efforts into other categories. In order to achieve and amplify our core values, we maintain strong partnerships with key charitable organizations. We believe our heightened focus on responsible retailing and sustainability is a key driver of brand engagement and helps our customers and associates connect with the Madewell brand.

Sales Channels

We have developed a digitally-led, omnichannel strategy that puts the customer at the center and creates seamless touchpoints across channels. This customer-first strategy unifies our e-commerce and store businesses and enhances customer acquisition, retention, store productivity and customer lifetime value. Our channels reinforce one another and drive traffic to each other, creating more loyal omnichannel customers who spent more than 4.5 times what single channel customers spent in fiscal 2018.

E-Commerce

We have grown e-commerce revenue to represent 37% of total DTC revenue in fiscal 2018. We have made several significant upgrades to our core digital capabilities, setting the foundation for continued e-commerce growth. In fiscal 2018, we migrated our website to a cloud-based, highly scalable, and functionally-rich platform that allows us to innovate more rapidly, build out dynamic product presentation, and expand personalization capabilities. We also launched a new Salesforce-based e-commerce platform and are in the process of developing a new customer data platform, which would enable better integration of customer data across channels and improved customer identification. We are hyper-focused on a seamless experience for our customer. Our website is fully mobile-responsive, offers a universal cart accessible across all of the customer’s devices, and provides visibility to e-commerce and store inventory with options for delivery or store pick-up.

Our digital experience marries commerce and content by offering our customers access to our full product assortment, including exclusive styles and extended sizes, as well as providing an aesthetically rich

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

shopping experience with compelling imagery, editorial stories, styling inspiration and fit guidance. Our website carries our complete product assortment, which is typically two to three times the assortment found in physical stores. It offers extended sizes and exclusive styles, including last year’s best sellers, as well as third-party collaborations, which do not appear in stores. Our website is differentiated by robust, rich content in the form of extensive editorial content, styling inspiration, fit recommendations, care instructions through our online Denim Bar, as well as user generated content, including product reviews and social imagery coming from customers tagging with one of our brand hashtags, such as #everydaymadewell.

Our website connects to a broad digital ecosystem—from our social media channels and email program to in-store screens and associate tablets, as well as our Madewell Insider membership program—allowing us to better connect, engage, track and service customers. We have a strong social media following of approximately 2.4 million followers across platforms (Instagram, Facebook, Twitter and Pinterest) as of May 4, 2019. Our digital ecosystem also provides robust quantitative and qualitative customer data that we use to inform all aspects of our operations, from product development to merchandising and marketing.

Stores

Our stores serve as local hubs for brand engagement, product education, fit and styling guidance, community-building and cross-channel service. They remain core to our strategy and in fiscal 2018, over 60% of our new-to-brand customers made their first purchase in a store. We operated 129 stores, with no outlet stores, in the United States as of February 2, 2019, most of which are located in upscale regional Class A malls, lifestyle centers and street locations. Our stores average approximately 3,400 square feet and generate an average of approximately $1,100 in sales per selling square foot, which we believe is among the highest of our peers.

The following table shows sales per selling square foot for the Madewell business over the last three years.

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Sales per selling square foot	$1,098	$1,044	$947

Our stores are designed to create an inviting atmosphere where customers can shop and socialize, with layouts intended to encourage supportive, spontaneous interactions between customers and associates, by positioning our Denim Bars and styling experts adjacent to our fitting rooms. In addition, we welcome our local community into our stores through programs such as Hometown Heroes, comprised of pop-ups with local makers and artists. In fiscal 2018, our stores hosted over 2,500 store based events, spanning pop-ups, panels, workshops and give-back events for local charities. Our store associates help drive these community efforts, acting as local shopkeepers and curators, providing expert, friendly advice and driving community engagement through partnerships and events.

We balance a high-touch, boutique feel in our stores with a sophisticated, digitized operation and omnichannel capabilities, including:

•	Buy online and pickup in store: allowing customers to pick up merchandise they have ordered online in stores without waiting or paying for delivery

•	E-commerce returns in store: allowing customers to return e-commerce products in store and receive refunds immediately

•	Dot-com try-ons: allowing customers to try on sizes and styles in store before ordering from a broader assortment of inventory online

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•

Mobile POS and in-store digital screens: we are in early stage testing of mobile POS, which will allow customers to make purchases in store without waiting in line, and in-store digital screens that allow customers to view our e-commerce product assortment and content

We believe our store growth model supports our ability to grow our store footprint in both new and existing markets across the United States with the potential to simultaneously enhance our e-commerce sales by converting single-channel customers to more profitable omnichannel customers. We target opening new stores in high traffic locations with desirable demographic characteristics where Madewell does not have an existing brick-and-mortar presence. We plan to open 10 to 15 stores per year for the foreseeable future, targeting approximately 3,000 square foot sites in upscale lifestyle centers and street locations. Our new store model targets an average of $1.9 million of net revenue per store within the first full year of operations. The average payback period of the new store operating model is approximately two years.

We continue to roll out new store concepts to complement our store presence in existing markets. These include:

•

Madewell Commons Experiential Store Concept (Austin, TX): This concept utilizes a flexible store design to execute a variety of larger-scale events and provides a platform for local makers and artwork. This location is a physical representation of our commitment to our in-store-experience

•

Denim Edit Concept (Nashville, TN): This denim-focused concept offers an increased assortment of denim styles and sizes, including several styles and sizes that are only available online, to recreate the full Madewell denim experience in store

•

Hometown Heroes Pop-Ups: All of our store locations test pop-ups with local makers and artists in order to introduce new customers to our brand, and bring new products and experiences to existing customers

The following table shows new store openings since fiscal 2016. The stores opened in the last three years were primarily located in upscale lifestyle centers and street locations.

Store count	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019(a)
Beginning of year	103	113	121	129
Openings	10	8	8	3
Closings	—	—	—	—

End of year	113	121	129	132

(a)	Through July 18, 2019.

In order to ensure we sustain a high quality store portfolio, we operate an ongoing maintenance program for store remodeling and refurbishing based on lease timelines, as well as cadence for general maintenance needed.

Wholesale

Our wholesale partnerships allow us to introduce our brand to new customers and test new markets. We do so by providing a curated offering across select wholesale partners. Since launching wholesale in 2015 with Nordstrom, we have experienced rapid growth through this partner, becoming one of the leading young contemporary brands at Nordstrom. In fiscal 2018, Nordstrom accounted for approximately 12% of our revenue. We have expanded our selective wholesale partnerships to include Net-a-porter, Zalando and Shopbop. We intend to add highly selective premium wholesale points of distribution and develop new global wholesale relationships to expand wholesale internationally.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Marketing and Data Analytics

Madewell employs a digitally sophisticated marketing strategy focused on social media and content distribution, influencers and local and experiential marketing to drive brand awareness among new customers and increase the lifetime value of existing customers. Our marketing spend is targeted towards attracting new customers to our brand and converting single-channel customers to more profitable omnichannel customers, increasing overall customer retention and spend. In fiscal 2018, we accelerated our digital marketing investment, driving a significant increase in active customers with an increasing percentage driven by new e-commerce customers. We plan to continue similar strategies as employed in fiscal 2018 to grow the size and value of our active customer base across all channels.

We continue to grow brand awareness by expanding our prospecting capabilities, extending mobile and video reach, enhancing our Madewell Insider program, expanding payment options, diversifying our advertising strategy and growing our store base. We are expanding our digital prospecting capabilities based on customer attributes, purchase intent signals and demographic data to broaden our marketing reach, while personalizing our messaging. Leveraging our strong video content creation capabilities, we are extending the use of video-to-social, mobile and online streaming platforms, such as Hulu and YouTube. In fiscal 2019, we will also be enhancing our Madewell Insider program by launching a points offering that allows customers to earn reward dollars. We believe that members will see points and rewards as an exciting supplement to the current perks, and that the offering will support our efforts to drive purchase frequency. Additionally, we plan to add 10 to 15 new stores per year for the foreseeable future that act as hubs for community engagement and help drive new-to-brand customer acquisition.

We have developed strong data capture capabilities and we continually leverage our customer database and apply our insights to operate our business, acquire new customers and deepen relationships that increase customer lifetime value. With 2.6 million active customers in fiscal 2018 alone, we have built an extensive customer file that helps us drive actionable insights in product trends, style and fit opportunities and cross-channel shopping behavior and preferences. We collect data through multiple sources, including:

•

Customer-Relationship Management System: collects transaction data from stores and e-commerce, runs matching algorithms and manages a deep set of customer profile attributes, including name, address, demographics and preferred stores

•	Store POS: tracks transactions that occur in store and associated transaction, cart and customer detail

•	E-Commerce Platform: captures transaction details for our e-commerce channel as well as detailed product metadata

•	Madewell Insider Loyalty Systems: captures loyalty transactions both in store and online and related loyalty status, points and rewards

•	E-Commerce Analytics Platform: collects data on traffic, customer e-commerce behaviors and customer digital profile activity

•	Email Service Provider: tracks subscriptions and unsubscribes, as well as data on email engagement behavior allowing us to tailor our customer communication strategies

Data guides all aspects of our operations, including product assortment, inventory management, merchandising, marketing strategies, real estate choices and loyalty perks:

•	Product Assortment: we analyze a large amount of key product attribute data, including fabrics, styles and fits, across our SKUs and product categories and incorporate our findings into our

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

product assortment strategy. We also utilize “read and react” and scientific testing strategies on our website and in stores to test new product offerings and quickly react to customer behavior

•	Inventory Management: we leverage third-party inventory management software as well as internal demand and inventory planning processes to support our inventory decisions

•

Marketing Strategies: our digital marketing team is highly data driven. In fiscal 2018, we launched a “multi-touch attribution” system to enable a sophisticated understanding of brand discovery and customer engagement across marketing channels and drive greater efficiency of marketing spend

•	Site Selection: we complement our internal learnings with rigorous, data-informed site analyses when selecting new sites

•	Loyalty Programs: we utilize internal analysis and segmentation based on customer profile, e-commerce behaviors and purchasing patterns to inform key elements of our loyalty programs

Our data-centric approach allows us to respond to customer preferences and mitigate risk, which we believe improves our ability to provide consistent, predictable operating and financial performance over time.

Shared Services

Prior to the completion of this offering, the Madewell business was operated by us as part of the J.Crew business and the Madewell business and J.Crew business shared significant services and resources related to corporate and administrative functions. Concurrent with the completion of this offering, we are pursuing the Separation, pursuant to which we will effect a series of transactions to spin off the J.Crew business, after which the J.Crew business will cease to be a part of us. In connection with the Separation, concurrent with this offering, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time.

For more information, see “The Reorganization” and “Other Information Related to this Offering—Certain Relationships and Related Party Transactions.”

Sourcing and Supply

In fiscal 2018, we sourced our products from approximately 20 countries, with products sourced from mainland China representing 60% of our merchandise and products sourced from Vietnam and Indonesia representing an additional 20% of our merchandise during this time. During fiscal 2018, we sourced 56% of our merchandise directly from manufacturers and 44% through buying agents. We have long-standing and, in our opinion, stable relationships with the majority of our manufacturers. We have no long-term merchandise supply contracts and we typically transact business on an order-by-order basis. We expect this trend to continue. During fiscal 2018, we worked with eight buying agents, who supported the relationships with several vendors. In exchange for a commission, our buying agents identify suitable vendors and coordinate our purchasing requirements with the vendors by placing orders for products and raw materials on our behalf, managing the timely delivery of goods to us, obtaining samples of products produced in the factories, inspecting finished products and carrying out other administrative communications on our behalf. We expect the percentage of our merchandise sourced through agents to decrease in fiscal 2019, as reflected by the increase to 74% of merchandise sourced directly from manufacturers during the first quarter of fiscal 2019.

We maintain a formalized quality assurance program whereby we inspect our manufacturers’ factories to ensure quality control. We have also launched a robust plan to implement and expand our fair trade initiatives. Currently, we partner with organizations such as Fair Trade USA to ensure high-quality working conditions at

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

the manufacturing facilities that we use and we, along with third parties that we retain for this purpose and monitor compliance with fair trade practices. Fair Trade USA has a rigorous certification program to, among other things, secure proper compensation and benefits, protect the environment, provide a voice for workers and distribute a share of profits directly back to factory employees. Additionally, we engage a third-party firm to conduct factory audits for compliance with local laws and regulations and with global standards.

Immediately following the Reorganization, we will source materials and products through J.Crew, pursuant to the Transition Services Agreement. We plan to build out our direct sourcing capabilities and relationships with our vendors before we transition away from the Transition Services Agreement so that we can maintain our broad sourcing strategy and capabilities, which provide us with significant flexibility to switch vendors and sourcing countries swiftly based on market dynamics. For example, in the first quarter of fiscal 2019, we shifted approximately 6% of production from China to India and Vietnam. We plan to continue to invest substantially in these initiatives in an effort to decrease our reliance on buying agents.

Distribution

Immediately following the Reorganization, we will continue to utilize a 458,000 square foot facility in Lynchburg, Virginia owned by J.Crew that houses a customer call center and order fulfillment operations for our e-commerce business and a 284,000 square foot facility in Asheville, North Carolina owned by J.Crew that primarily supports our stores to replenish merchandise pursuant to our Transition Services Agreement with J.Crew. Merchandise sold through our e-commerce business is sent directly to domestic customers from these distribution centers or from our stores via the United States Postal Service or UPS. Approximately 23% of our inventory planned to be sold in stores in fiscal 2018 was pre-packaged by our manufacturers and sent directly to stores, bypassing the distribution centers. Additionally, we utilize a single third-party to accept and fulfill e-commerce orders from customers in approximately 100 countries outside of the United States.

Our distribution system is designed to operate in a highly-efficient and cost-effective manner, including our ability to profitably support individual direct orders. In fiscal 2018, our distribution centers handled approximately 85% of our inventory. We believe the capacity of J.Crew’s distribution centers is sufficient to support our near-term growth. Before the end of the term of the Transition Services Agreement, we plan to move our fulfillment operations to a third-party provider.

We will update this section to provide a description of the impact of the Transition Service Agreement on the Company’s distribution system following the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Information Systems

We continue to utilize information systems and technology to enhance the customer experience, drive sales and create operating efficiencies. The in-store POS systems, e-commerce platforms and support systems currently provided by J.Crew provide the omnichannel capability to enable us to track inventory from store receipt to final sale on a real-time basis. We utilize cloud-based systems in addition to those hosted on premises at J.Crew. In fiscal 2018, we migrated our website to a cloud-based, highly scalable and functionally-rich platform that we believe allows us to innovate more rapidly, build out dynamic product presentation and expand personalization capabilities.

We believe the merchandising and financial systems, coupled with the POS and e-commerce systems, which will initially be provided under our Transition Services Agreement with J.Crew, allow for product-level stock replenishment, merchandise planning and real-time inventory accounting capabilities. The telephone and call center systems, warehouse package sorting systems, automated warehouse locator, order management systems and inventory tracking systems that we currently utilize use current technology and are subjected to stress and volume testing during off-peak periods to improve performance during peak season.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Immediately after the Reorganization, we will continue to rely on J.Crew to provide us with the information systems and technology we use to operate our business. We plan to build out these capabilities before we transition away from the Transition Services Agreement or contract with third parties to replace them.

Seasonality

Our industry is cyclical and our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates, foreign currency exchange rates and consumer confidence.

Our business is seasonal and as a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually higher during our peak season in the fourth fiscal quarter, particularly December when customers make holiday purchases. In fiscal 2018, our revenues in the first, second, third and fourth quarters represented 21%, 23%, 27% and 29%, respectively, of our total revenue for the year.

Competition

The specialty retail industry is highly competitive. We compete with local, national and international retail chains and department stores, denim specialty stores and Internet businesses offering similar categories of merchandise. We compete primarily on the basis of our denim category expertise, product development and design, brand image and recognition, as well as innovation, style, distribution and price. We believe we differentiate ourselves from competitors by offering well-designed premium products at non-premium prices. We also believe our products and brand, digitally-led omnichannel platform, loyal customer base, strong data capabilities and highly experienced leadership team differentiate us from our competitors. We are also differentiated by our meaningful community initiatives which allows us to differentiate our brand and turn customers into advocates, while building a community and inspiring change in our industry. Our competitors range from smaller, growing companies to considerably larger players with substantially greater financial, marketing and other resources.

Employees

As of February 2, 2019, we had approximately 3,040 employees (excluding seasonal employees), of which approximately 2,860 were employed in our stores. We hire seasonal associates for our stores, distribution center, and customer care during our peak season in the fourth fiscal quarter, which provides us with greater flexibility in our workforce and allows us to better address busier peak periods. None of our associates are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our associates is good.

Intellectual Property

We own or are in the process of acquiring the material trademarks and other material intellectual property rights necessary for the design, production, marketing, distribution and sale of our products in the United States and in the other countries in which our products are currently or intended to be either sold or manufactured. Our core trademark is Madewell, which is registered in over 30 countries and regions as of February 2, 2019, including the United States. On a global basis, we had over 85 trademark registrations and over 45 trademark applications as of February 2, 2019 and at least 85 domain name registrations. We intend to continue to strategically register, both domestically and internationally, trademarks and domain names that we use today and those we develop in the future.

We are not currently aware of any claims of infringement or challenges to our right to use any of our marks in the United States.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Properties

Our principal executive and administrative office is located at 30-30 47th Ave, Long Island City, NY and are leased under an agreement expiring in 2027, with options to renew thereafter.

As of February 2, 2019, we operated 129 stores in 35 states and the District of Columbia. Of these stores, 24 were in street locations, 48 were located in lifestyle centers and 57 were located in premium malls. The average size of our stores is approximately 3,400 square feet. All of our stores are leased from third parties and new stores historically have had terms of ten years. The weighted-average remaining lease term was 6.4 years as of February 2, 2019. A portion of our leases have options to renew for periods up to five years. Generally, store leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. We renegotiate with landlords to obtain more favorable terms as opportunities arise.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

A summary of the number our stores in the United States, as of February 2, 2019 is as follows:

State	Stores
Alabama	1
Arizona	2
Arkansas	1
California	22
Colorado	3
Connecticut	3
Florida	4
Georgia	4
Idaho	1
Illinois	3
Indiana	1
Kansas	1
Kentucky	2
Louisiana	1
Maryland	3
Massachusetts	7
Michigan	3
Minnesota	2
Missouri	2
Nevada	1
New Jersey	5
New York	11
North Carolina	4
Ohio	4
Oklahoma	2
Oregon	2
Pennsylvania	4
Rhode Island	1
South Carolina	1
Tennessee	3
Texas	11
Utah	2
Virginia	5
Washington	3
Wisconsin	2
District of Columbia	2

Total	129

Legal Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition, operating results or cash flows. We establish reserves for specific material legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Regulation and Legislation

We are subject to customs, truth-in-advertising, consumer protection, employment, data privacy, product safety and other laws, including zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages, as of May 31, 2019, and titles of the individuals who will serve as our executive officers and members of the board of directors of Chinos Holdings (our “Board”) at the time of the offering. Certain biographical information with respect to those executive officers and directors follows the table.

Name	Age	Position
Libby Wadle	46	President and Chief Executive Officer

Libby Wadle

Ms. Wadle is our President and Chief Executive Officer and has held the position since March 31, 2019. She became President of Madewell in May 2017. She had previously been the President of the J.Crew brand of J.Crew since April 2013. Before that, she was the Executive Vice President of the J.Crew brand of J.Crew from 2011 to 2013, Executive Vice President of J.Crew Retail and Factory from 2010 to 2011 and was Executive Vice President of Factory and Madewell from 2007 to 2010. Before that, Ms. Wadle served as Vice President and then Senior Vice President of J.Crew Factory since 2004. Prior to joining J.Crew, Ms. Wadle was Division Vice President of Women’s Merchandising at Coach, Inc. from 2003 to 2004 and held various merchandising positions at The Gap, Inc. from 1995 to 2003.

We will update this section to provide a full list of directors, or director nominees, and executive officers their biographical information in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

Board Structure

For our Board structure prior to the Reorganization, see “Additional Information Related to Chinos Holdings—Chinos Holdings Management.” In connection with the Reorganization, the board of directors of Chinos Holdings will be reconstituted, and thereafter our business and affairs will be managed under the direction our Board. Our amended and restated certificate of incorporation will provide that our Board consist of such number of directors as may be fixed from time to time by at least a majority of directors then in office. Contemporaneously with and immediately following this offering, our Board will be composed of              directors.

Board Committees

Prior to the completion of this offering, our Board has not established any committees. In connection with this offering, our Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that has been approved by our Board and will have the composition and responsibilities described below. Members will serve on these committees until their resignations or until otherwise determined by our Board. The charter of each committee will be available on our website.

Audit Committee. The primary purposes of our audit committee will be to assist our Board’s oversight of:

•	audits of our financial statements;

•	the integrity of our financial statements;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence, and performance of our independent auditor; and

•	the performance of our internal audit function and our compliance with legal and regulatory requirements.

Upon the completion of this offering, and prior to the listing of our common stock, our audit committee will be composed of             ,              and             .              will serve as chair of the audit committee.              qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that              and              meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable NYSE or NASDAQ rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ.

Compensation Committee. The primary purposes of our compensation committee will be to assist our Board in overseeing our management compensation policies and practices, including:

•	determining and approving, and recommending to the Board for its approval, the compensation of our executive officers;

•	reviewing and approving, and recommending to the Board for its adoption, incentive compensation and equity compensation policies and programs; and

•	overseeing the implementation and administration of our compensation plans.

Upon the completion of this offering, and prior to the listing of our common stock, our compensation committee will be composed of              and             .              will serve as chair of the compensation committee. The compensation committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ.

Nominating and Corporate Governance Committee. The primary purposes of our nominating and corporate governance committee will be to assist our Board in overseeing our management compensation policies and practices, including:

•	identifying and recommending to our Board candidates for membership on our Board and its committees;

•	developing, renewing and recommending the Corporate Grievance Guidelines and other policies;

•	overseeing annual self evaluation of the Board and its committees; and

•	reviewing and making recommendations to address stockholder proposals.

Upon the completion of this offering, and prior to the listing of our common stock, our nominating and corporate governance committee will be composed of             ,              and             .              will serve as chair of the nominating and corporate governance committee. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the NYSE or NASDAQ.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL.

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our Board will adopt a code of business conduct and ethics that applies to all of our employees, officers, directors, agents, consultants, representatives, affiliates, subsidiaries and anyone who is authorized to act on our behalf. A copy of the amended code will be available on our website located at www.madewell.com. Any amendments or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, to our code will be publicly disclosed on our website promptly following the date of such amendment or waiver and as required by applicable law.

Corporate Governance Guidelines

Prior to the completion of this offering, our Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE or NASDAQ, which serve as a flexible framework within which our Board and its committees operate. These guidelines will cover a number of areas, including the duties and responsibilities of our Board, director independence, Board leadership structure, executive sessions, CEO evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to senior managers and independent advisers, Board communication with stockholders and others, director compensation, and annual board and committee performance evaluations A copy of our corporate governance guidelines will be posted on our website.

Compensation Committee Interlocks and Insider Participation

We do not have any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL COMPENSATION

At the time of the filing of the registration statement of which this prospectus forms a part, we have not determined who will be our named executive officers following the Reorganization other than Libby Wadle, who is expected to be our principal executive officer and serve as our President and Chief Executive Officer. We are currently in the process of determining the remainder of our senior management team, which will impact who will be included as a named executive officer for purposes of this prospectus. We are also in the process of determining the composition of the compensation committee of our Board and the philosophy and design of our compensation plans and programs.

For Ms. Wadle’s compensation prior to the Reorganization, and for a discussion of the compensation practices of Chinos Holdings prior to the Reorganization, see “Additional Information Related to Chinos Holdings—Chinos Holdings Executive Compensation.” We anticipate that Ms. Wadle will enter into new compensation arrangements in connection with the Reorganization and we will describe such arrangements in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

We will identify our other named executive officers and directors and include the relevant disclosures relating to their future compensation, including the employment of our named executive officers arrangements of our named executive officers and descriptions of our equity incentive plan and awards to be granted thereunder in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

DESCRIPTION OF MATERIAL INDEBTEDNESS OF MADEWELL

After giving effect to the Reorganization, we will not be an obligor or guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness. We intend to enter into new debt financing arrangements in connection with the Reorganization. We will provide a description of these arrangements in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

OTHER INFORMATION RELATED TO THIS OFFERING

This section contains additional information related to Chinos Holdings (which will be renamed Madewell Group, Inc. prior to the completion of this offering), the entity offering shares of common stock in this offering. Although investors in this offering will be purchasing shares of Chinos Holdings, they will be investing only in the Madewell business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

PRINCIPAL STOCKHOLDERS

The following table shows information as of              regarding the beneficial ownership of our common stock as adjusted to give effect to the Reorganization by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers; and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on                  shares of common stock outstanding as of                 , 2019 and                  shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares, or                  shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 30-30 47th Ave, Long Island City, New York 11101.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:

Named executive officers and directors:
Libby Wadle

All Board members and executive officers as a group ( persons)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and related party transactions of the Madewell business prior to the Reorganization and of Madewell Group, Inc. in connection with and following the Reorganization.

Relationship with J.Crew

In connection with the Reorganization, we and J.Crew have entered or will enter into certain agreements that will effect the separation of our business from J.Crew and provide a framework for our relationship with J.Crew after the Reorganization. The following is a summary of the terms of the material agreements that we intend to enter into with J.Crew in connection with the Reorganization, which will be filed as exhibits to the registration statement of which this prospectus is a part. These summaries set forth the terms of the agreements that we believe are material and are qualified in their entirety by reference to the full text of such agreements.

We will provide further information regarding our relationship with J.Crew and the agreements we will enter into with J.Crew in connection with the Reorganization in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering.

For more information, see “The Reorganization.”

Transition Services Agreement

Prior to the completion of this offering, the Madewell business was operated by us as part of the J.Crew business and the Madewell business and J.Crew business shared significant services and resources related to corporate functions. Concurrent with the completion of this offering, we are pursuing the Separation, pursuant to which we will effect a series of transactions to spin off the J.Crew business to our stockholders, after which the J.Crew business will cease to be a part of us. In connection with the Separation, we expect to enter into the Transition Services Agreement and other related agreements, pursuant to which entities operating the J.Crew business will continue to provide us with certain administrative capabilities for a specified period of time following the Reorganization.

Separation and Distribution Agreement

We intend to enter into a separation and distribution agreement with J.Crew prior to or concurrent with the completion of this offering. This separation and distribution agreement will govern the transactions that constitute the Separation.

Indebtedness

Pre-Reorganization Indebtedness

We intend to use the net proceeds from this offering to repay certain of Chinos Holdings’ pre-Reorganization indebtedness. See “Use of Proceeds.” Following the Reorganization, we will not be an obligor or a guarantor of, or have any assets pledged as collateral for, any of Chinos Holdings’ pre-Reorganization indebtedness.

J.Crew Group Term Loan Facility

The J.Crew Group Term Loan Facility is governed by a an amended and restated credit agreement dated March 5, 2014 (as further amended) with Wilmington Savings Fund Society, FSB, as administrative and collateral agent, and the other lenders party thereto. The J.Crew Group Term Loan Facility bears interest at a rate

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

per annum equal to an applicable margin plus, at J.Crew Group’s option, either (i) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (ii) a base rate determined by reference to the highest of (a) the prime rate of Bank of America, N.A., (b) the federal funds effective rate plus 0.50% and (c) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. The maturity date of the J.Crew Group Term Loan Facility is March 5, 2021. The amount outstanding under the J.Crew Group Term Loan Facility was $1,373.6 million as of February 2, 2019. The highest outstanding borrowings under the J.Crew Group Term Loan Facility since the beginning of fiscal 2016 was $1,539.6 million as of January 31, 2016. The weighted average interest rate on the borrowings outstanding under the J.Crew Group Term Loan Facility was 6.18% on February 2, 2019. Since the beginning of fiscal 2016 through the first quarter of fiscal 2019, J.Crew Group has paid $229.8 million of interest and $201.4 million of principal under the J.Crew Group Term Loan Facility.

Due to Sponsors

As part of the debt exchange and refinancing J.Crew Group undertook in 2017 (see “Additional Information Related to Chinos Holdings—Management’s Discussion and Analysis of Financial Condition and Results of Operations of Chinos Holdings—Liquidity and Capital Resources—Financing Activities”), the affiliates of the Sponsors purchased $30.0 million principal amount of new term loans under the J.Crew Group Term Loan Facility, which bear interest at LIBOR plus 9% per annum payable in cash plus 3% per annum payable in kind. As of February 2, 2019, the principal amount outstanding was $31.4 million. For more information on the New Term Loan Borrowings, see note 11 to the historical consolidated financial statements of Chinos Holdings.

Employment Agreements

We may enter into an employment agreement with our named executive officers. See “Additional Information Related to the Madewell Business—Madewell Compensation.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Policies for Approval of Related Person Transactions

In connection with this offering, we will adopt a written policy relating to the approval of related person transactions. A “related person transaction” is a transaction or arrangement or series of transactions or arrangements in which we participate (whether or not we are a party) and a related person has a direct or indirect material interest in such transaction. Our audit committee will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees or executive officers, (ii) any 5% record or beneficial owner of our common stock or (iii) any immediate family member of any person specified in (i), (ii) and (iii) above. The audit committee will review all related person transactions and, where the audit committee determines that such transactions are in our best interests, approve such transactions in advance of such transaction being given effect.

As set forth in the related person transaction policy, in the course of its review and approval or ratification of a related party transaction, the audit committee will, in its judgment, consider in light of the relevant facts and circumstances whether the transaction is, or is not inconsistent with, our best interests, including consideration of various factors enumerated in the policy.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the audit committee will provide all material information concerning the transaction to the audit committee. Our policy also includes certain exceptions for transactions that need not be reported and provides the audit committee with the discretion to pre-approve certain transactions.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of the Reorganization and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock shall consist of                  shares of common stock, par value $0.00001 per share and                  shares of preferred stock, par value $         per share. Following the completion of this offering,                  shares of common stock and no shares of preferred stock shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Directors will be elected by a majority of the votes cast except (i) when the number of nominees exceeds the number of directors to be elected, in which case directors will be elected by a plurality of the votes cast, and (ii) as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election of directors must be approved by a majority of the shares present in person or by proxy at the meeting and voting on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. Our Board has not authorized the issuance of any shares of preferred stock and we have no agreements or plans for the issuance of any shares of preferred stock.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. We will provide further information regarding the anti-takeover provisions in subsequent amendments to the registration statement, of which this prospectus is a part, and prior to the completion of this offering. These provisions will be designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Listing

We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol “                .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon completion of this offering, we will have                  shares of our common stock outstanding (or                  shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares,                  shares will be deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately                  shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the Code, existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are subject to special treatment under U.S. federal income tax laws, such as for certain financial institutions or financial services entities, insurance companies, tax-exempt entities and governmental organizations, individual retirement accounts and other tax-deferred accounts, “qualified foreign pension funds” and entities all of the interests of which are held by qualified foreign pension funds, dealers in securities or currencies, persons who have elected to mark securities to market, entities or arrangements that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes, holders that acquired our ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address estate or gift tax consequences, the alternative minimum tax or the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, foreign income and other tax laws.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not a U.S. holder (as hereinafter defined) or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If you are an individual, you are a resident alien if you are a lawful permanent resident of the United States (e.g., a green card holder) and you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the relevant calendar year and for an aggregate of at least 183 days during a three-year period ending in and including the relevant calendar year, subject to certain exceptions. For these purposes, all the days present in the United States in the relevant

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

calendar year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they are U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the purchase, ownership or disposition of shares of our common stock.

If an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of the entity or arrangement and its owners or participants will depend upon the status of the owner or participant and the activities of the entity or arrangement. Any such entities or arrangements and their owners or participants should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of holding and disposing of shares of our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND ANY APPLICABLE TAX TREATIES.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (see “Dividend Policy”), if we do pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment or, in certain cases involving individual holders, a fixed base, maintained by the non-U.S. holder in the United States) are generally not subject to the 30% withholding tax described above. To obtain this exemption, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. However, any such effectively connected dividends generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, non-U.S. holders that are corporations for U.S. federal

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

income tax purposes generally will also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, subject to certain adjustments.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain is (i) effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met, in which case the gain would be subject to a flat 30% tax (or such reduced rate as may be specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

We believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. However, whether a corporation is a USRPHC depends on the fair market value of its “United States real property interests” relative to the fair market value of non-U.S. real property interests and its other assets used or held for use in a trade or business. Thus, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is regularly traded on an established securities market and the non-U.S. holder owned, actually and constructively, 5% or less of our common stock at all times during the applicable period.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, the non-U.S. holder generally will also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, subject to certain adjustments.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

backup withholding, currently at a 24% rate, if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source dividends (including our dividends) and on sales or other proceeds from the disposition of domestic corporate stock (including our stock), paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders should consult their own tax advisors regarding the effects of FATCA on their investment in our common stock. The U.S. Department of the Treasury recently proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued, and which eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                 is acting as representative(s), have each agreed to purchase, severally and not jointly, the number of shares of common stock indicated below:

Name	Number of Shares

Total

The underwriters and the representative(s) are collectively referred to as the “underwriters” and the “representative(s),” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative(s). The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total public offering price and underwriting discounts and commissions. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 .

We intend to apply to have our common stock listed on the NYSE or NASDAQ under the symbol “                .”

We have agreed that, without the prior written consent of                  on behalf of the underwriters, subject to certain exceptions we and our directors, executive officers and certain of our stockholders will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

In order to facilitate the offering of the shares of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative(s) has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative(s) may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative(s) to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (“EEA”), an offer to the public of any of our shares of common stock may not be made in that Member State, except that an offer to the public in that

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Member State of any of our shares of common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative(s) for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our shares of common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares of common stock to be offered so as to enable an investor to decide to purchase any of our shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State), and includes any relevant implementing measure in the Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our shares of common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares of common stock in, from or otherwise involving the United Kingdom.

Canada

Our shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our shares of common stock.

Accordingly, our shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our shares of common stock. Our shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our shares of common stock. Our shares of common stock may only be transferred en bloc without subdivision to a single investor.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representative(s) to observe these restrictions.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Chinos Holdings, Inc. as of February 2, 2019 and February 3, 2018, and for each of the years in the three-year period ended February 2, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Madewell (a business of J.Crew Group, Inc.) as of February 2, 2019 and February 3, 2018 and for each of the years in the three-year period ended February 2, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website is www.sec.gov.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Chinos Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Chinos Holdings, Inc. and subsidiaries (the Company) as of February 2, 2019 and February 3, 2018, the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for each of the years in the three-year period ended February 2, 2019 and the related notes and financial statement schedule II—Valuation and Qualifying Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended February 2, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

New York, New York

July 18, 2019

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	February 2, 2019	February 3, 2018
ASSETS
Current assets:
Cash and cash equivalents	$28,055	$109,468
Restricted cash	13,747	—
Accounts receivable, net	40,342	23,191
Merchandise inventories, net	390,470	292,489
Prepaid expenses and other current assets	84,942	69,157
Refundable income taxes	7,300	5,900

Total current assets	564,856	500,205

Property and equipment, at cost	465,967	555,351
Less accumulated depreciation	(222,347)	(265,910)

Property and equipment, net	243,620	289,441

Intangible assets, net	301,397	308,702
Goodwill	107,900	107,900
Other assets	6,164	6,374

Total assets	$1,223,937	$1,212,622

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$259,705	$232,480
Other current liabilities	245,142	177,206
Borrowings under the ABL Facility	70,800	—
Interest payable	5,262	3,361
Current portion of long-term debt	99,308	82,411

Total current liabilities	680,217	495,458

Long-term debt, net	1,766,919	1,850,654
Lease-related deferred credits, net	106,037	117,688
Deferred income taxes, net	18,943	18,943
Other liabilities	27,258	28,767

Total liabilities	2,599,374	2,511,510

Mezzanine equity:
Series A preferred stock, no par value; 190,000 shares authorized; 189,688 shares issued and outstanding, respectively; liquidation preference of $199,453 and $195,560 at February 2, 2019 and February 3, 2018, respectively	75,051	71,226
Series B preferred stock, no par value; 130,000 shares authorized; 110,000 shares issued and outstanding, respectively	119,261	111,331
Stockholders’ deficit:
Common stock, $0.00001 par value; 200,000,000 shares authorized; issued 123,930,076 and 118,503,554 shares; 113,545,216 and 112,740,100 shares outstanding	928	928
Treasury stock, at cost (593,019 and 552,821 shares)	(2,453)	(2,453)
Additional paid-in capital	606,488	627,650
Accumulated other comprehensive loss	(1,967)	(2,603)
Accumulated deficit	(2,172,745)	(2,104,967)

Total stockholders’ deficit	(1,569,749)	(1,481,445)

Total liabilities, mezzanine equity and stockholders’ deficit	$1,223,937	$1,212,622

The accompanying notes are an integral part of these consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

Consolidated Statements of Operations

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Revenues	$2,483,994	$2,373,695	$2,431,595
Cost of goods sold, including buying and occupancy costs	1,648,330	1,476,064	1,550,305

Gross profit	835,664	897,631	881,290
Selling, general and administrative expenses	814,337	851,658	824,290
Impairment losses	10,765	141,187	7,752

Income (loss) from operations	10,562	(95,214)	49,248
Interest expense, net	78,738	97,866	125,530
Loss on refinancings	—	11,749	435

Loss before income taxes	(68,176)	(204,829)	(76,717)
Benefit for income taxes	(398)	(133,120)	(6,308)

Net loss	$(67,778)	$(71,709)	$(70,409)

Gain on equity-for-equity exchange	—	782,200	—
Dividends on Class L Stock—undeclared	—	(44,534)	(97,951)
Preferred stock dividends—declared	(21,320)	(3,612)	—
Preferred stock dividends—undeclared	(8,532)	(8,271)	—

Net income (loss) applicable to common shareholders	$(97,630)	$654,074	$(168,360)

Weighted average common shares outstanding (in thousands)
Basic	113,057	62,335	84

Diluted	113,057	67,546	84

Income (loss) per share
Basic	$(0.86)	$10.49	$(2,004.29)

Diluted	$(0.86)	$9.68	$(2,004.29)

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

Consolidated Statements of Comprehensive Loss

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Net loss	$(67,778)	$(71,709)	$(70,409)
Other comprehensive income (loss):
Reclassification of losses on cash flow hedges, net of tax, to earnings	1,731	6,537	6,387
Unrealized gain (loss) on cash flow hedges, net of tax	(413)	693	449
Foreign currency translation adjustments	(682)	1,703	(1,581)

Comprehensive loss	$(67,142)	$(62,776)	$(65,154)

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Accumulated other comprehensive loss	Total stockholders’ deficit
	Class A
	Shares	Amount
Balance at January 30, 2016	84,213	$837	$738,019	$(1,962,849)	$(2,453)	$(16,791)	$(1,243,237)

Net loss	—	—	—	(70,409)	—	—	(70,409)
Issuance of restricted stock	835	—	—	—	—	—	—
Share-based compensation	—	—	1,035	—	—	—	1,035
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	6,387	6,387
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	449	449
Foreign currency translation adjustments	—	—	—	—	—	(1,581)	(1,581)

Balance at January 28, 2017	85,048	837	739,054	(2,033,258)	(2,453)	(11,536)	(1,307,356)

Net loss	—	—	—	(71,709)	—	—	(71,709)
Share-based compensation	—	—	2,299	—	—	—	2,299
Issuance of restricted stock	5,209,823	—	—	—	—	—	—
Cancellation of common stock	(234)	—	—	—	—	—	—
Recapitalization pursuant to refinancing	113,208,917	91	(110,091)	—	—	—	(110,000)
Dividends on preferred stock	—	—	(3,612)	—	—	—	(3,612)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	6,537	6,537
Unrealized gain on cash flow hedges, net of tax	—	—	—	—	—	693	693
Foreign currency translation adjustments	—	—	—	—	—	1,703	1,703

Balance at February 3, 2018	118,503,554	928	627,650	(2,104,967)	(2,453)	(2,603)	(1,481,445)

Net loss	—	—	—	(67,778)	—	—	(67,778)
Issuance of restricted stock	9,642,740	—	—	—	—	—	—
Cancellation of common stock	(4,216,218)	—	—	—	—	—	—
Share-based compensation	—	—	158	—	—	—	158
Dividends on preferred stock	—	—	(21,320)	—	—	—	(21,320)
Reclassification of realized losses on cash flow hedges, net of tax, to earnings	—	—	—	—	—	1,731	1,731
Unrealized loss on cash flow hedges, net of tax	—	—	—	—	—	(413)	(413)
Foreign currency translation adjustments	—	—	—	—	—	(682)	(682)

Balance at February 2, 2019	123,930,076	$928	$606,488	$(2,172,745)	$(2,453)	$(1,967)	$(1,569,749)

The accompanying notes are an integral part of these consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(67,778)	$(71,709)	$(70,409)
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	88,028	101,288	109,503
Impairment losses	10,765	141,187	7,752
Amortization of intangible assets	7,236	9,086	10,540
Amortization of deferred financing costs and debt discount	3,704	5,234	6,867
Reclassification of hedging losses to earnings	2,357	10,717	10,470
Share-based compensation	158	2,299	1,035
Loss on sale of property	—	526	—
Deferred income taxes	—	(129,257)	2,539
Foreign currency transaction gains	(403)	(1,411)	(1,539)
Changes in operating assets and liabilities:
Accounts receivable, net	(17,151)	(7,562)	(11,740)
Merchandise inventories, net	(98,463)	22,562	57,798
Prepaid expenses and other current assets	(16,010)	(20,339)	16,668
Other assets	106	184	741
Accounts payable and other liabilities	95,766	21,438	(17,413)
Federal and state income taxes	(1,374)	(3,662)	15,050

Net cash provided by operating activities	6,941	80,581	137,862

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(52,736)	(39,678)	(80,140)
Proceeds from sale of property	—	2,530	—

Net cash used in investing activities	(52,736)	(37,148)	(80,140)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(82,411)	(38,302)	(11,753)
Dividends on preferred stock	(9,565)	(1,628)	—
Cost paid in connection with refinancings of debt	(74)	(704)	(1,099)
Net borrowings under the ABL Facility	70,800	—	—
Proceeds from Notes, net of discount	—	123,490	—
Repayments pursuant to the Term Loan amendment	—	(150,456)	—

Net cash used in financing activities	(21,250)	(67,600)	(12,852)

Effect of changes in foreign exchange rates on cash, cash equivalents and restricted cash	(621)	1,376	(427)

Increase (decrease) in cash, cash equivalents and restricted cash	(67,666)	(22,791)	44,443
Beginning balance	109,468	132,259	87,816

Ending balance	$41,802	$109,468	$132,259

Supplemental cash flow information:
Income taxes paid	$1,108	$1,610	$1,245

Interest paid	$61,307	$70,346	$72,558

Non-cash financing activities:
Dividends paid in kind on preferred stock	$11,755	$1,984	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

CHINOS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended February 2, 2019, February 3, 2018 and January 28, 2017

(Dollars in thousands, unless otherwise indicated)

1. Nature of Business and Summary of Significant Accounting Policies

(a) Basis of Presentation

Chinos Holdings, Inc. (the “Company”) was formed by investment funds affiliated with TPG Capital, L.P. (“TPG”) and Leonard Green & Partners, L.P. (“LGP” and together with TPG, the “Sponsors”). J.Crew Group, Inc. and its wholly owned subsidiaries (“Group”) were acquired (the “Acquisition”) on March 7, 2011 through a merger with a subsidiary of the Company. Subsequent to the Acquisition, Group became an indirect, wholly owned subsidiary of the Company, which is owned by affiliates of the Sponsors, investors and members of management.

All significant intercompany balances and transactions within the Company are eliminated in consolidation.

(b) Business

The Company designs, contracts for the manufacture of, markets and sells women’s, men’s and children’s apparel and accessories under the J.Crew and Madewell brand names. The Company’s products are marketed primarily in the United States, Canada, the United Kingdom and Hong Kong through its retail and factory stores, its websites and select wholesale customers.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its revenues generally to be lower in the first and second quarters than in the third and fourth quarters (which includes the holiday season) of each fiscal year.

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2018, 2017, and 2016 ended on February 2, 2019, February 3, 2018, and January 28, 2017, respectively. Fiscal years 2018 and 2016 each consisted of 52 weeks, and fiscal year 2017 consisted of 53 weeks.

(d) Use of Estimates in the Preparation of Financial Statements

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with generally accepted accounting principles (“GAAP”). These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the consolidated financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying consolidated financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(e) Revenue Recognition

At the beginning of fiscal 2018, the Company early adopted a pronouncement that clarified the principles of revenue recognition and standardized a comprehensive model for recognizing revenue arising from contracts with customers. The adoption was applied to all periods presented.

Revenue is recognized at the point of sale in the stores and at the date of receipt by a customer in the e-commerce business. Prices for all merchandise are listed in the Company’s websites and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return. In the wholesale business, revenue is recognized at the time ownership is transferred to a wholesale customer. The Company presents taxes collected from customers and remitted to governmental authorities on a net basis on the consolidated statements of operations.

A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise.

The Company defers revenue and recognizes a liability for rewards points issued in connection with its customer loyalty program for the rewards points expected to be redeemed for merchandise in the future.

The Company makes estimates of future sales returns related to current period sales. On the consolidated balance sheet, the Company records an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the consolidated statement of operations, the Company presents the change in the liability in total revenues and the change in the asset in cost of goods sold.

Royalty income from the Company’s private label credit card is recorded in other revenues as underlying sales occur.

Amounts billed to customers for shipping and handling fees are recorded in Direct to Consumer (“DTC”) revenues. Other revenues reflect income from unredeemed gift cards, estimated based on company-specific historical trends, which amounted to $3,456 in fiscal 2018, $4,359 in fiscal 2017, and $5,208 in fiscal 2016.

(f) Merchandise Inventories, net

Merchandise inventories, net are stated at the lower of average cost or net realizable value. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

At the end of fiscal 2018, the Company owned substantial excess merchandise inventories. As a result, the Company recorded a charge of $39.3 million for expected losses on the disposition of those inventories.

(g) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $127,149 in fiscal 2018, $89,621 in fiscal 2017, and $92,478 in fiscal 2016.

(h) Lease-Related Deferred Credits

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which is recognized from the date of possession, and actual rental payments are recorded as deferred rent and included in deferred credits.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $63,876 and $70,390 at February 2, 2019 and February 3, 2018, respectively.

(i) Share-Based Compensation

The fair value of time-based employee awards is recognized as compensation expense on a straight-line basis over the requisite service period of the award. The fair value of restricted stock, which vests when specified levels of profitability as measured by the Company are met, will not be recognized until such event is deemed probable. Determining the fair value of options at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility and the expected dividend yield. Upon grant of awards, the Company also estimates an amount of forfeitures that will occur prior to vesting. See note 8 for more information regarding share-based awards.

(j) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives using the straight-line method. Buildings and improvements are depreciated over estimated useful lives of twenty years. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements are depreciated over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

The Company capitalizes certain costs (included in fixtures and equipment) related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to five years. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

(k) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts. Charges for impairment of long-lived assets were $10,765 in fiscal 2018, $11,387 in fiscal 2017 and $7,752 in fiscal 2016. See notes 7 and 13 for more information regarding impairment of long-lived assets.

(l) Income Taxes

The Company accounts for income taxes using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

With respect to uncertain tax positions taken or expected to be taken on a tax return, the Company recognizes in its financial statements the impact of tax positions that meet a “more likely than not” threshold,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon effective settlement.

The Company recognizes interest expense and income related to income taxes as a component of interest expense, and penalties as a component of selling, general and administrative expenses.

(m) Segment Information

The Company has two operating segments, J.Crew and Madewell, which are aggregated into one reportable segment. The Company’s identifiable assets are located primarily in the United States. Export sales are not material.

(n) Cash and Cash Equivalents

The Company considers all highly liquid marketable securities, with maturities of 90 days or less when purchased, to be cash equivalents. As of February 2, 2019, there were no cash equivalents. As of February 3, 2018, cash equivalents were $65,667 at cost, which approximates fair market value.

As of February 2, 2019, the Company has restricted cash of $13,747 held in an escrow account, which it received in connection with the termination of its lease of its former corporate headquarters. The restricted cash is permitted to be used to fund leasehold improvements at the Company’s new corporate office space. The restriction was lifted when the Company fully vacated its former office space in June 2019. See note 18 for more information on the Company’s corporate headquarters relocation.

(o) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations, and all shipping and handling and delivery costs.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, certain warehousing expenses (aggregating to $65,664 in fiscal 2018, $42,350 in fiscal 2017 and $40,841 in fiscal 2016) and credit card fees.

(p) Deferred Financing Costs

Deferred financing costs are amortized over the term of the related debt agreements. The amortization is included in interest expense, net.

(q) Goodwill and Intangible Assets

The Acquisition of the Company was accounted for as a purchase business combination, whereby the purchase price paid was allocated to recognize the acquired assets and liabilities at fair value. In connection with the purchase price allocation, intangible assets were established for the J.Crew and Madewell trade names, loyalty program, customer lists and favorable lease commitments. The purchase price in excess of the fair value of assets and liabilities was recorded as goodwill, which consists primarily of intangible assets related to the knowhow, design and merchandising abilities that do not qualify for separate recognition.

Indefinite-lived intangible assets, such as the J.Crew trade name and goodwill, are not subject to amortization. The Company assesses the recoverability of indefinite-lived intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

asset exceeds its estimated fair value, the Company records a charge to write the intangible asset down to its fair value. Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term. See note 7 for more information regarding goodwill and intangible assets of the Company.

The Company assesses the recoverability of goodwill at the reporting unit level, which consists of its operating segments, J.Crew and Madewell, of which only Madewell has goodwill. In this assessment, the Company first compares the estimated enterprise fair value of the Madewell reporting unit to its recorded carrying value. The Company estimates the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value of the Madewell reporting unit exceeds its estimated enterprise fair value in the first step, a second step is performed in which the Company allocates the enterprise fair value to the fair value of the Madewell’s net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of the Company’s tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill for Madewell. If the recorded goodwill balance for Madewell exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value. See note 7 for more information regarding impairment of goodwill and intangible assets.

(r) Dividends

Dividends are recorded at the declaration date as a reduction of additional paid-in capital. Undeclared dividends are not recorded as a reduction in additional paid-in capital but are contemplated in the Company’s calculation of income (loss) per share.

(s) Foreign Currency Translation

The financial statements of the Company’s foreign operations are translated into U.S. dollars. Assets and liabilities are translated at current exchange rates as of the balance sheet date, equity accounts at historical exchange rates, while revenue and expense accounts are translated at the average rates in effect during the year. Translation adjustments are not included in determining net income, but are included in accumulated other comprehensive loss within stockholders’ deficit. As of February 2, 2019 and February 3, 2018, foreign currency translation adjustments resulted in accumulated losses of $682 and accumulated gains of $1,703, respectively. Foreign currency transaction gains included in operating results were $0.4 million in fiscal 2018, $1.4 million in fiscal 2017 and $1.5 million in fiscal 2016.

(t) Derivative Financial Instruments

The Company enters into interest rate swap agreements to manage a portion of its interest rate risk related to floating rate indebtedness. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on these instruments are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Realized gains and losses in connection with each required interest payment are reclassified from accumulated other comprehensive loss to interest expense.

(u) Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Common shares outstanding includes common stock and vested restricted stock. Diluted income (loss) per share includes the determinants of basic income per share and, in addition, reflects the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

dilutive effect of unvested restricted stock for which future service is required as a condition to the delivery of the underlying stock. Diluted earnings per share for fiscal 2018 and fiscal 2016 is the same as basic earnings per share since the dilutive calculation would have an anti-dilutive impact as a result of the net losses incurred.

2. Income (loss) per share

The calculation of basic income (loss) per share and diluted income (loss) per share is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Net loss	$(67,778)	$(71,709)	$(70,409)
Gain on equity-for-equity exchange	—	782,200	—
Dividends on Class L Stock—undeclared	—	(44,534)	(97,951)
Preferred stock dividends—declared	(21,320)	(3,612)	—
Preferred stock dividends—undeclared	(8,532)	(8,271)	—

Net income (loss) applicable to common shareholders	$(97,630)	$654,074	$(168,360)

Weighted average common shares outstanding (in thousands)
Basic	113,057	62,335	84

Diluted	113,057	67,546	84

Income (loss) per share
Basic	$(0.86)	$10.49	$(2,004.29)

Diluted	$(0.86)	$9.68	$(2,004.29)

(a)	Consists of 53 weeks.

The number of potentially dilutive securities excluded from the calculation of diluted loss per share are as follows:

	February 2, 2019	February 3, 2018	January 28, 2017
Unvested shares of restricted stock (in thousands)	9,693	—	29

3. Revenue Recognition

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its websites, and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) the date of receipt by a customer in the e-commerce business, and (iii) the time ownership is transferred in the wholesale business.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Disaggregation of Revenue

A summary of disaggregated revenue is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
DTC(b)	$2,346,352	$2,301,287	$2,391,535
Wholesale	126,714	62,180	28,707
Other	10,928	10,228	11,353

Total revenues	$2,483,994	$2,373,695	$2,431,595

(a)	Consists of 53 weeks.
(b)	DTC revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its websites, including shipping and handling income.

Accounts Receivable

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	February 2, 2019	February 3, 2018
Accounts receivable	$40,439	$23,503
Less allowance for doubtful accounts	(97)	(312)

Accounts receivable, net	$40,342	$23,191

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities include (i) unredeemed gift cards and (ii) unredeemed loyalty program rewards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

With respect to unearned loyalty program rewards, the Company is obligated to transfer merchandise to the customer upon accumulating points to certain thresholds. The contract liability for unearned loyalty program rewards is increased as certain customers make qualifying purchases, and decreased when (i) a customer achieves a threshold and a rewards card is issued or merchandise is transferred or (ii) the expiration of accumulated points that did not reach a threshold.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Rollforwards of the liabilities for gift cards and loyalty program awards are as follows:

	Unredeemed Gift Cards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$32,665	$34,698
Issuance of cards	73,980	68,365
Redemption of cards	(67,153)	(65,832)
Recognition of estimated breakage	(3,456)	(4,368)
Other	131	(198)

Balance at end of period	$36,167	$32,665

	Unredeemed Loyalty Program Rewards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$8,422	$8,420
Redemption of cards	(22,011)	(12,641)
Recognition of estimated breakage	(6,137)	(4,379)
Earning of loyalty program points	33,356	16,732
Other	200	290

Balance at end of period	$13,830	$8,422

4. Debt Exchange and Refinancing

Transaction Overview

In the second quarter of fiscal 2017, the Company and certain of its subsidiaries completed the following interrelated liability management transactions:

•

a private exchange offer (the “Exchange Offer”) pursuant to which $565.7 million aggregate principal amount of the outstanding 7.75%/8.50% Senior PIK Toggle Notes due 2019 (the “PIK Notes”) issued by Chinos Intermediate Holdings A, Inc., a direct wholly-owned subsidiary of the Company (the “PIK Notes Issuer”), were exchanged for aggregate consideration consisting of:

•

$249,596,000 aggregate principal amount of 13% Senior Secured Notes due 2021 issued by J.Crew Brand, LLC and J.Crew Brand Corp. (the “Exchange Notes”), which are secured primarily by the U.S. intellectual property assets held by J.Crew Domestic Brand, LLC (“IPCo”);

•

189,688 shares of the Company’s 7% non-convertible perpetual series A preferred stock, no par value per share, with an aggregate initial liquidation preference of $189,688,000 (the “Series A Preferred Stock”); and

•	15% of the Company’s common equity, or 17,362,719 shares of the Company’s class A common stock, $0.00001 par value per share (the “Class A Common Stock”);

•	certain amendments to the indenture governing the PIK Notes;

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	an amendment to the Company’s Amended and Restated Credit Agreement, dated as of March 5, 2014 (the “Term Loan Facility”) to, among other things, facilitate the following related transactions:

•	the repayment of $150.5 million principal amount of term loans then outstanding under the Term Loan Facility;

•

the transfer of the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand (the “Additional Transferred IP”) to IPCo, which, together with the undivided 72.04% ownership interest transferred in December 2016 (the “Initial Transferred IP”) represent 100% of the U.S. intellectual property rights of the J.Crew brand (the “Transferred IP”), and the execution of related license agreements;

•

the issuance of $97.0 million aggregate principal amount of an additional series of 13% Senior Secured Notes due 2021 by J.Crew Brand, LLC and J.Crew Brand Corp. (the “New Money Notes” and, together with the Exchange Notes, the “Notes”), subject to the same terms and conditions as the Exchange Notes, for cash at a 3% discount, subject to the terms of the note purchase agreement, dated June 12, 2017, the proceeds of which were loaned on a subordinated basis to the Company and were applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above; and

•

the raising of additional borrowings under the Term Loan Facility of $30.0 million (at a 2% discount) provided by the Company’s Sponsors (the “New Term Loan Borrowings”), the net proceeds of which were also applied, in part, to finance the repayment of the $150.5 million principal amount of term loans referenced above.

The Company accounted for the Exchange Offer in accordance with ASC 470 – Debt, which resulted in a portion of the exchange to be considered a trouble debt restructuring (“TDR”). Accordingly, pursuant to such guidance for a TDR, future interest payments of $219.8 million were recognized as debt on the consolidated balance sheet at the date of the Exchange Offer. As these future payments are made, the Company will record these distributions as a reduction of debt, and will not recognize interest expense on the consolidated statement of operations.

5. Redeemable Preferred Stock

Series A Preferred Stock

General. The Company has 190,000 shares of Series A Preferred Stock authorized for issuance. There were 189,688 shares of Series A Preferred Stock issued and outstanding as of February 2, 2019 and February 3, 2018, respectively. They were recorded at fair value of $70.6 million as of issuance on July 13, 2017.

Dividends. Dividends on the Series A Preferred Stock are cumulative and accrue at a rate of 5% per annum in cash and 2% per annum through an increase in liquidation preference (“PIK”), in each case, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017. The Company pays, to the extent of lawfully available funds, cash dividends on the Series A Preferred Stock, when and if declared by the Company’s board of directors.

Redemption. The Company or the Sponsors may redeem not less than all of the Series A Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series A Preferred Stock are entitled to receive a liquidating

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. The liquidation features associated with the Company’s Series A Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit.

Series B Preferred Stock

General. In connection with the settlement of the Exchange Offer, the then-current holders, including the Sponsors, of the Company’s Class L Common Stock, par value $0.001 per share, with an aggregate liquidation preference of $892.2 million as of the date of the Exchange Offer (the “Class L Common Stock”), elected to convert all of the outstanding shares of Class L Common Stock into (i) 110,000 shares of the Company’s 7% non-convertible perpetual preferred stock, Series B, no par value per share, with an aggregate initial liquidation preference of $110,000,000 (the “Series B Preferred Stock”), which is pari passu with the Series A Preferred Stock, and (ii) 95,336,600 shares of Class A Common Stock, as part of a non-cash transaction.

The Company has 130,000 shares of Series B Preferred Stock authorized for issuance. There were 110,000 shares of Series B Preferred Stock issued and outstanding as of February 2, 2019 and February 3, 2018, respectively.

Dividends. Dividends on the Series B Preferred Stock are cumulative and accrue at a rate of 7% per annum through an increase in liquidation preference paid in kind, in each case, compounding semi-annually, on September 15 and March 15 of each year, commencing on September 15, 2017.

Redemption. The Company or the Sponsors may redeem not less than all of the Series B Preferred Stock at a price equal to 100% of the liquidation preference of $1,000 per share plus any accrued and unpaid dividends to, but not including, the redemption date.

Liquidation. In the event the Company liquidates, dissolves or winds-up its business and affairs, either voluntarily or involuntarily, holders of the Series B Preferred Stock are entitled to receive a liquidating distribution of $1,000 per share, plus any accrued and unpaid dividends, out of assets of the Company available for distribution to stockholders before it makes any distribution of assets to the holders of its junior stock. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company to be distributed amongst the holders exceed the aggregate liquidation value of all shares held by the holders, then a portion equal to 2.67% of such excess shall be distributed to the holders. The liquidation features associated with the Company’s Series B Preferred Stock result in mezzanine equity classification rather than as a component of stockholders’ deficit.

A rollforward of changes in each class of preferred shares is as follows:

	Series A Preferred Stock	Series B Preferred Stock
Balance at January 28, 2017	$—	$—
Issuances	70,573	110,000
Dividends paid in kind	653	1,331

Balance at February 3, 2018	$71,226	$111,331
Dividends paid in kind	3,825	7,930

Balance at February 2, 2019	$75,051	$119,261

6. Management Services Agreement

Pursuant to a management services agreement entered into in connection with the Acquisition, and in exchange for ongoing consulting and management advisory services (the “Services”) provided to Group, the

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Sponsors received an aggregate annual monitoring fee prepaid quarterly equal to the greater of (i) 40 basis points of consolidated annual revenues or (ii) $8 million (in either case, the “Advisory Fee”). The Sponsors also receive reimbursement for out-of-pocket expenses incurred in connection with services provided pursuant to the agreement.

On July 13, 2017, the management services agreement was amended and restated to require the Company to provide the Services previously provided by the Sponsors. In addition to the amendment, the Company and Sponsors entered into a new management services agreement, pursuant to which the Sponsors provide the Services to the Company for an amount equal to the Advisory Fee less the accrued cash dividend in an amount equal to 5% of the liquidation preference on the outstanding Series A Preferred Stock of the Company.

The Company recorded an expense of $0.3 million in fiscal 2018, $4.2 million in fiscal 2017, and $10.0 million in fiscal 2016 for monitoring fees and out-of-pocket expenses, included in selling, general and administrative expenses in the statements of operations.

7. Goodwill and Intangible Assets

A summary of the components of intangible assets is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Key Money	J.Crew Trade Name	Total
Balance at January 28, 2017	$8,640	$57,742	$3,827	$379,995	$450,204
Amortization expense	(4,728)	(4,100)	(257)	—	(9,085)
Impairment losses	—	—	(2,060)	(129,800)	(131,860)
Effect of changes in foreign exchange rates	—	—	(557)	—	(557)

Balance at February 3, 2018	$3,912	$53,642	$953	$250,195	$308,702
Amortization expense	(3,004)	(4,100)	(132)	—	(7,236)
Effect of changes in foreign exchange rates	—	—	(69)	—	(69)

Balance at February 2, 2019	$908	$49,542	$752	$250,195	$301,397

Total accumulated amortization or impairment losses at February 2, 2019	$(60,102)	$(32,458)	$(4,065)	$(635,105)	$(731,730)

Estimated amortization expense of intangible assets for the next five fiscal years is as follows: $5 million in fiscal 2019, $4 million in fiscal 2020, $4 million in fiscal 2021, $4 million in fiscal 2022, and $4 million in fiscal 2023.

The impairment losses were the result of the write-down of the following assets:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Intangible asset related to the J.Crew trade name	$—	$129,800	$—
Long-lived assets (see note 13)	10,765	11,387	7,752

Impairment losses	$10,765	$141,187	$7,752

The carrying value of goodwill of $107.9 million relates to the Madewell reporting unit. There is no remaining goodwill attributable to the J.Crew reporting unit. The carrying value of the J.Crew and Madewell trade names is $250.2 million and $49.5 million, respectively, at February 2, 2019. If revenues or operating

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

results decline below the Company’s current expectations, additional impairment charges may be recorded in the future.

8. Share-Based Compensation

Chinos Holdings, Inc. 2011 Equity Incentive Plan

On March 4, 2011, the Company adopted the Chinos Holdings, Inc. 2011 Equity Incentive Plan (the “2011 Plan”). On July 13, 2017, in connection with a debt exchange and refinancing, the Company completed a recapitalization of its outstanding equity. The recapitalization resulted in, among other things, a reverse stock split of the shares of common stock underlining the share-based awards issued by the Company. The reverse stock split of 10,000-to-1 resulted in (i) a substantial decrease in number of authorized awards from 91,740,627 shares to 9,174 shares, and (ii) a substantial increase in the exercise price of $0.10 to $1,000 per share. The total unrecognized compensation cost associated with the split-adjusted awards is not material to the financial statements. The related disclosures associated with the split-adjusted awards are not meaningful or material, and have been omitted from this footnote.

The recapitalization included (i) the issuance of preferred stock of the Company, including an authorization for equity awards to be granted up to 20,000 shares and (ii) the issuance of additional shares of common stock of the Company, including an authorization for equity awards to be granted up to 13,003,295 shares. Additionally, on October 3, 2017, the Company authorized additional awards of 5,209,823 shares to be granted its then-Chief Executive Officer in accordance with an employment agreement.

A summary of the shares available for grant as stock options or other share-based awards, as adjusted for the reverse stock split where appropriate, is as follows:

	Common Stock Awards	Preferred Stock Awards
Available for grant at February 3, 2018	13,018,649	20,000
Authorized	—	—
Granted	(9,737,275)	—
Cancelled	(2,251,573)	—
Forfeited and available for reissuance	4,314,593	—

Available for grant at February 2, 2019	5,344,394	20,000

Restricted Stock

In fiscal 2018, the Company issued 9,642,740 shares of restricted stock, of which 5,317,070 shares vest over the requisite service periods of two to five years and 4,325,670 shares vest when certain performance conditions are met. The fair value of the restricted stock grant was $0.04.

A summary of restricted stock activity under the 2011 Plan, as adjusted for the reverse stock split, is as follows:

	Shares	Weighted Average Grant Date Fair Value
Outstanding at February 3, 2018	5,210,523	$0.05
Granted	9,642,740	$0.04
Vested	(845,314)	$—
Forfeited or cancelled	(4,314,593)	$0.03

Outstanding at February 2, 2019	9,693,356	$0.04

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

9. Property and Equipment

A summary of property and equipment, net is as follows:

	February 2, 2019	February 3, 2018
Land	$3,361	$3,361
Buildings and improvements	27,397	27,678
Fixtures and equipment	195,185	232,731
Leasehold improvements	223,244	282,643
Construction in progress	16,780	8,938

	465,967	555,351
Less accumulated depreciation and amortization	(222,347)	(265,910)

	$243,620	$289,441

10. Other Current Liabilities

A summary of other current liabilities is as follows:

	February 2, 2019	February 3, 2018
Customer liabilities	$44,528	$35,467
Reserve for sales returns	37,493	23,946
Accrued freight	21,001	8,918
Accrued compensation	18,616	33,201
Deferred revenue	12,687	7,826
Accrued severance	7,965	3,543
Taxes, other than income taxes	5,240	5,646
Accrued occupancy	1,572	1,489
Other, primarily accrued operating expenses	96,040	57,170

	$245,142	$177,206

11. Long-term Debt and Credit Agreements

A summary of long-term debt is as follows:

	February 2, 2019	February 3, 2018
Term Loan Facility	$1,373,554	$1,388,258
Notes	346,596	346,596
PIK Notes	963	886
Future interest payments recorded as debt under TDR	151,669	206,992
Less: current portion	(99,308)	(82,411)
Less: deferred financing costs	(4,717)	(6,947)
Less: discount	(1,838)	(2,720)

Long-term debt, net	$1,766,919	$1,850,654

Borrowings under the ABL Facility	$70,800	$—

ABL Facility

The Company has an ABL Facility, which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that, following the Sixth

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Amendment described below, provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. The Company cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date of November 17, 2021.

On September 19, 2018, the Company entered into a Sixth Amendment to Credit Agreement (Incremental Amendment) (the “Sixth Amendment”), which amended the ABL Facility to increase the revolving credit commitment from $350 million to $375 million, with the additional $25 million provided by MUFG Union Bank, N.A., which joined the ABL Facility as an additional lender.

Loans drawn under the ABL Facility bear interest at a rate per annum equal to, at Group’s option, any of the following, plus, in each case, an applicable margin: (a) in the case of loans in U.S. dollars, a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month adjusted for certain additional costs, plus 1.00%; (b) in the case of loans in U.S. dollars or in Euros, a LIBOR determined by reference to the costs of funds for deposits in the relevant currency for the interest period relevant to such loan adjusted for certain additional costs; (c) in the case of loans in Canadian dollars, the average offered rate for Canadian dollar bankers’ acceptances having an identical term of the applicable loan; and (d) in the case of loans in Canadian dollars, a fluctuating rate determined by reference to the higher of (1) the average offered rate for 30 day Canadian dollar bankers’ acceptances plus 0.50% and (2) the prime rate of Bank of America, N.A. for loans in Canadian dollars. The applicable margin for loans under the ABL Facility varies based on Group’s average historical excess availability and ranges from 0.25% to 0.75% with respect to base rate loans and loans in Canadian dollars bearing interest at the rate described in the immediately preceding clause (d), and from 1.25% to 1.75% with respect to LIBOR loans and loans in Canadian dollars bearing interest at the rate described in the immediately preceding clause (c). In addition, Group is required to pay a commitment fee of 0.25% per annum, in respect of the unutilized commitments under the ABL Facility, as well as customary letter of credit and agency fees.

All obligations under the ABL Facility are unconditionally guaranteed by Group’s immediate parent and certain of Group’s existing and future wholly owned domestic subsidiaries (referred to herein as the subsidiary guarantors) and are secured, subject to certain exceptions, by substantially all of Group’s assets and the assets of Group’s immediate parent and the subsidiary guarantors, including, in each case subject to customary exceptions and exclusions:

•

a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts (other than any designated deposit accounts containing solely the proceeds of collateral with respect to which the obligations under the ABL Facility have only a second-priority security interest), securities accounts, commodities accounts and certain assets related to the foregoing and, in each case, proceeds thereof (such property, the “Current Asset Collateral”);

•

a second-priority pledge of all of Group’s capital stock directly held by Group’s immediate parent and a second priority pledge of all of the capital stock directly held by Group and any subsidiary guarantors (which pledge, in the case of the capital stock of each (a) domestic subsidiary that is directly owned by Group or by any subsidiary guarantor and that is a disregarded entity for United States Federal income tax purposes substantially all of the assets of which consist of equity interests in one or more foreign subsidiaries or (b) foreign subsidiary, is limited to 65% of the stock of such subsidiary); and

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

•	a second-priority security interest in substantially all other tangible and intangible assets, including substantially all of the Company’s owned intellectual property.

The ABL Facility includes restrictions on Group’s ability and the ability of certain of its subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends (including to the Company) on, or redeem or repurchase, capital stock, make certain acquisitions or investments, materially change its business, incur or permit to exist certain liens, enter into transactions with affiliates or sell its assets to, or merge or consolidate with or into, another company. In addition, from the time when excess availability under the ABL Facility is less than the greater of (a) 10.0% of the lesser of (1) the commitment amount and (2) the borrowing base and (b) $27.5 million, until the time when Group has excess availability under the ABL Facility equal to or greater than the greater of (a) 10.0% of the lesser of (1) the commitment amount and (2) the borrowing base and (b) $27.5 million for 30 consecutive days, the credit agreement governing the ABL Facility requires Group to maintain a Fixed Charge Coverage Ratio (as defined in the ABL Facility) tested as of the last day of each fiscal quarter, of not less than 1.0 to 1.0.

Although Group’s immediate parent is not generally subject to the negative covenants under the ABL Facility, such parent is subject to a holding company covenant that limits its ability to engage in certain activities.

The credit agreement governing the ABL Facility additionally contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default, including without limitation, a cross-default according to the terms of any indebtedness with an aggregate principal amount of $35 million or more. If an event of default occurs under the ABL Facility, the lenders may declare all amounts outstanding under the ABL Facility immediately due and payable. In such event, the lenders may exercise any rights and remedies they may have by law or agreement, including the ability to cause all or any part of the collateral securing the ABL Facility to be sold.

On February 2, 2019, standby letters of credit were $64.7 million, outstanding borrowings were $70.8 million, and excess availability, as defined, was $233.7 million. The weighted average interest rate on the borrowings outstanding under the ABL Facility was 5.05% on February 2, 2019. Average short-term borrowings under the ABL Facility were $70.3 million and $9.1 million in fiscal 2018 and fiscal 2017, respectively.

Demand Letter of Credit Facility

The Company has an unsecured demand letter of credit facility with HSBC which provides for the issuance of up to $20 million of documentary letters of credit on a no fee basis. On February 2, 2019, outstanding documentary letters of credit were $6.4 million, and availability under this facility was $13.6 million.

Term Loan Facility

2017 Amendment. On July 13, 2017, concurrently with the settlement of the Exchange Offer, the Company amended its Term Loan Facility to, among other things, (i) increase the interest rate applicable to the loans held by consenting lenders, which represented 88% of lenders, (the “Consenting Lenders”; and the loans held by the Consenting Lenders, the “Amended Loans”) by 22 basis points, (ii) increase the amount of amortization payable to Consenting Lenders, (iii) provide for the New Term Loan Borrowings of $30.0 million, (iv) amend certain covenants and events of default and (v) direct Wilmington Savings Fund Society, FSB, as administrative agent under the Term Loan Facility, to dismiss, with prejudice, certain litigation regarding the Initial Transferred IP (and the related actions). Additionally, the Company repaid $150.5 million of principal amount of term loans outstanding under the Term Loan Facility, which was financed with (i) the net proceeds from the New Money Notes of $94.1 million, (ii) the net proceeds from the New Term Loan Borrowings of $29.4 million and (iii) cash on hand of $27.0 million.

Interest Rate. Initial borrowings under the Term Loan Facility bear interest at a rate per annum equal to an applicable margin (which, in the case of the Amended Loans, was increased by 22 basis points) plus, at

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. New Term Loan Borrowings bear interest at 9% per annum payable in cash plus 3% per annum payable in kind.

The weighted average interest rate on the borrowings outstanding under the Term Loan Facility was 6.18% on February 2, 2019. The applicable margin (i) in effect for base rate borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 2.00%, (y) in the case of the Amended Loans, 2.22% and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind) and (ii) with respect to LIBOR borrowings was, (x) in the case of term loans, other than the New Term Loan Borrowings and the Amended Loans, 3.00% and the LIBOR Floor, (y) in the case of the Amended Loans, 3.22% and the LIBOR Floor and (z) in the case of the New Term Loan Borrowings, 12.00% (of which 3.00% is payable in kind), respectively, at February 2, 2019.

Principal Repayments. The Company is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility (excluding the New Term Loan Borrowings), or $3.9 million, on the last business day of January, April, July, and October. The Company is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement, (ii) in the second quarter of fiscal 2019, to make a principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017 and (iii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021.

All obligations under the Term Loan Facility are unconditionally guaranteed by Group’s immediate parent and the subsidiary guarantors (which do not include IPCo, J.Crew Brand, LLC, J.Crew Brand Corp., J.Crew International Brand, LLC and J.Crew Brand Intermediate, LLC, which are designated as unrestricted subsidiaries under the Term Loan Facility) and are secured, subject to certain exceptions, by substantially all of Group’s assets and the assets of Group’s immediate parent and the subsidiary guarantors, including, in each case subject to customary exceptions and exclusions:

•

a first-priority pledge of all of Group’s capital stock directly held by Group’s immediate parent and a first-priority pledge of all of the capital stock directly held by Group and the subsidiary guarantors (which pledge, in the case of the capital stock of each (a) domestic subsidiary that is directly owned by Group or by any subsidiary guarantor and that is a disregarded entity for United States Federal income tax purposes substantially all of the assets of which consist of equity interests in one or more foreign subsidiaries or (b) foreign subsidiary, is limited to 65% of the stock of such subsidiary);

•

a first-priority security interest in substantially all of Group’s immediate parent’s, Group’s and the subsidiary guarantor’s other tangible and intangible assets (other than the assets described in the following bullet point), including substantially all of the Company’s real property, and designated deposit accounts containing solely the proceeds of collateral with respect to which the obligations under the Term Loan Facility have a first-priority security interest; and

•	a second-priority security interest in Current Asset Collateral.

The Term Loan Facility includes restrictions on Group’s ability and the ability of Group’s immediate parent and certain of Group’s subsidiaries to, among other things, incur or guarantee additional indebtedness, pay dividends (including to the Company) on, or redeem or repurchase, capital stock, make certain acquisitions,

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

dispositions or investments, materially change the business of the Company, incur or permit to exist certain liens, enter into transactions with affiliates or sell the Company’s assets to, or merge or consolidate with or into, another company.

Beginning with the fiscal quarter ending on or about November 2, 2019, under the Term Loan Facility, the Company is subject to a maximum total leverage ratio tested as of the last day of each fiscal quarter. The credit agreement governing the Term Loan Facility also contains certain customary representations and warranties, affirmative covenants and provisions relating to events of default, including without limitation, a cross-default according to the terms of any indebtedness with an aggregate principal amount of $35 million or more. If an event of default occurs under the Term Loan Facility, the lenders may declare all amounts outstanding under the Term Loan Facility immediately due and payable. In such event, the lenders may exercise any rights and remedies they may have by law or agreement, including the ability to cause all or any part of the collateral securing the Term Loan Facility to be sold.

Notes

General. On July 13, 2017, in connection with settlement of the Exchange Offer and the issuance of the Notes, J.Crew Brand, LLC and J.Crew Brand Corp. (together, the “Notes Co-Issuers”) and the Guarantors (as defined below) entered into (i) an indenture with U.S. Bank National Association, as Trustee and collateral agent, governing the terms of the Exchange Notes (the “Exchange Notes Indenture”) and (ii) an indenture with the Trustee and U.S. Bank, as collateral agent, governing the terms of the New Money Notes (the “New Money Notes Indenture”), which is in substantially the same form as the Exchange Notes Indenture.

Interest Rate. The Notes bear interest at a rate of 13% per annum, and interest is payable semi-annually on March 15 and September 15 of each year. The Notes mature on September 15, 2021.

Notes Guarantee. The Notes are guaranteed by J.Crew Brand Intermediate, LLC, IPCo and J.Crew International Brand, LLC, each of which is a Delaware limited liability company and a wholly-owned indirect subsidiary of the Company (collectively, the “Guarantors,” and each, a “Guarantor”). The PIK Notes Issuer also unconditionally guarantees the payment obligations of the Notes Co-Issuers and the Guarantors.

Exchange Notes Collateral. The Exchange Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Initial Transferred IP and certain other assets of the Notes Co-Issuers and Guarantors, and on a second priority lien basis by the Additional Transferred IP, subject, in each case, to permitted liens under the Exchange Notes Indenture and that certain intercreditor agreement, entered into between the collateral agents on July 13, 2017.

New Money Notes Collateral. The New Money Notes and the guarantees thereof are general senior secured obligations of the Notes Co-Issuers and the Guarantors, secured on a first priority lien basis by the Additional Transferred IP and certain other assets, and on a second priority lien basis by the Initial Transferred IP, subject, in each case, to permitted liens under the New Money Notes Indenture and the intercreditor agreement.

Redemption. The Notes are redeemable at the option of the Notes Co-Issuers, in whole or in part, at any time, at a price equal to one hundred percent (100%) of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make whole” premium. The Notes are not subject to any mandatory redemption obligation, and there is no sinking fund provided for the Notes.

Change in Control. Upon the occurrence of a Change of Control (as defined in each of the indentures, as applicable), the Notes Co-Issuers will be required to offer to repay all of the Notes at 100% of the aggregate principal amount repaid plus accrued and unpaid interest, if any, to, but not including, the date of purchase.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Covenants. Each of the indentures contains covenants covering (i) the payment of principal and interest, (ii) maintenance of an office or agency for the payment of the Notes, (iii) reports to the applicable Trustee and holders of the Notes, (iv) stay, extension and usury laws, (v) payment of taxes, (vi) existence, (vii) maintenance of properties and (viii) maintenance of insurance. Each of the indentures relating to the Notes also includes covenants that (i) limit the ability to transfer the collateral and (ii) limit liens that may be imposed on the assets of the Guarantors, which covenants are, in each case, subject to certain exceptions set forth in each of the indentures.

Chinos Intermediate Holdings A, Inc. Senior PIK Toggle Note

In the fourth quarter of fiscal 2013, the PIK Notes Issuer, which is a direct wholly-owned subsidiary of the Company, issued $500 million of PIK Notes. As part of the refinancing in July 2017, $565.7 million in aggregate principal amount of the PIK Notes were exchanged for $249.6 million of Exchange Notes and shares of preferred and common stock of the Company. As of February 2, 2019, there were $1.0 million in aggregate principal amount of PIK Notes outstanding. For more information on the Exchange Offer, see note 4. The PIK Notes are: (i) senior unsecured obligations of the PIK Notes Issuer, (ii) structurally subordinated to all of the liabilities of the PIK Notes Issuers’ subsidiaries, and (iii) not guaranteed by any of the PIK Notes Issuers’ subsidiaries.

Interest Expense

A summary of the components of interest expense is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Term Loan Facility	$78,159	$66,137	$62,027
Notes	45,057	24,656	—
Amortization of deferred financing costs and debt discount	3,704	5,234	6,867
ABL Facility	3,303	335	312
Realized hedging losses	2,357	10,717	10,472
PIK Notes	80	19,615	44,325
Interest expense reductions under TDR	(55,377)	(31,368)	—
Other, net of interest income of $43, $347 and $67	1,455	2,540	1,527

Interest expense, net	$78,738	$97,866	$125,530

12. Derivative Financial Instruments

October 2018 Interest Rate Swap

In October 2018, the Company entered into a floating-to-fixed interest rate swap agreement effective in March 2019 for a notional amount of $750 million. This instrument limits exposure to interest rate increases on a portion of the Company’s floating rate indebtedness through the expiration of the agreement in March 2020. Under the terms of this agreement, the Company’s effective fixed interest rate on the notional amount of indebtedness is 3.03% plus the applicable margin.

August 2014 Interest Rate Swaps

In August 2014, the Company entered into interest rate swap agreements that limit exposure to interest rate increases on a portion of the Company’s floating rate indebtedness. The interest rate swap agreements cover an aggregate notional amount of $800 million from March 2016 to March 2019 and carry a fixed rate of 2.56% plus the applicable margin.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The Company designated the interest rate swap agreements as cash flow hedges. As cash flow hedges, unrealized gains are recognized as assets while unrealized losses are recognized as liabilities. The interest rate swap agreements are highly correlated to the changes in interest rates to which the Company is exposed. Unrealized gains and losses on this instrument are designated as effective or ineffective. The effective portion of such gains or losses is recorded as a component of accumulated other comprehensive loss, while the ineffective portion of such gains or losses is recorded as a component of interest expense. Future realized gains and losses in connection with each required interest payment will be reclassified from accumulated other comprehensive loss to interest expense.

The fair values of the interest rate swap agreements are estimated using industry standard valuation models using market-based observable inputs, including interest rate curves (level 2 inputs). A summary of the recorded assets (liabilities) included in the consolidated balance sheet is as follows:

	February 2, 2019	February 3, 2018
Interest rate swaps (included in other assets)	$480	$—

Interest rate swaps (included in other liabilities)	$(3,663)	$(4,272)

13. Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Financial assets and liabilities

The fair value of the Company’s debt was estimated to be $1,401 million and $1,388 million at February 2, 2019 and February 3, 2018 based on quoted market prices of the debt (level 1 inputs).

The Company’s interest rate swap agreements are measured in the financial statements at fair value on a recurring basis. See note 12 for more information regarding the fair value of this financial liability.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of their short-term nature.

Non-financial assets and liabilities

Certain non-financial assets, including goodwill, the intangible asset for the J.Crew trade name, and certain long-lived assets, have been written down and measured in the financial statements at fair value. The Company does not have any other non-financial assets or liabilities as of February 2, 2019 or February 3, 2018 that are measured on a recurring basis in the financial statements at fair value.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The Company assesses the recoverability of goodwill and intangibles whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its fair value, the Company records a charge to write down the intangible asset to its fair value. Impairment charges of goodwill are based on fair value measurements derived using a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. Impairment charges of intangible assets are based on fair value measurements derived using an income approach, specifically relief from royalty method; a revenue and royalty rate approach. The valuation methodologies incorporate unobservable inputs reflecting significant estimates and assumptions made by management (level 3 inputs). For more information related to goodwill and intangible asset impairment charges, see note 7.

The Company performs impairment tests of certain long-lived assets whenever there are indicators of impairment. These tests typically contemplate assets at a store level (for example, leasehold improvements) or at the corporate level (for example, software). The Company recognizes an impairment loss when the carrying value of a long-lived asset is not recoverable in light of the undiscounted future cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the asset based on discounted future cash flows. The Company has determined that the future cash flow approach (level 3 inputs) provides the most relevant and reliable means by which to determine fair value in this circumstance.

A summary of the impact of the impairment of certain long-lived assets on financial condition and results of operations is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Carrying value of long-term assets written down to fair value	$10,765	$11,387	$7,752

Impairment charge	$10,765	$11,387	$7,752

14. Commitments and Contingencies

Operating Leases

As of February 2, 2019, the Company was obligated under various long-term operating leases, which require minimum annual rent for retail and factory stores, office space and equipment.

These operating leases expire on varying dates through 2034. A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$146,282
2020	$132,209
2021	$121,330
2022	$107,245
2023	$78,925
Thereafter	$313,800

Certain of these leases include renewal options and escalation clauses and provide for contingent rent based upon sales and require the lessee to pay taxes, insurance and other occupancy costs.

Rent expense was $184,040 in fiscal 2018, $194,097 in fiscal 2017, and $186,960 in fiscal 2016 (including contingent rent, based on store sales, of $7,546, $4,437, and $3,977, respectively).

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Employment Agreements

The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Litigation

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings, either individually or in the aggregate, would have a material effect on the Company’s financial position, results of operations or cash flows. As of February 2, 2019, the Company has recorded a reserve for certain legal contingencies in connection with ongoing claims and litigation. The reserve is not material to its results of operations. In addition, there are certain other claims and legal proceedings pending against the Company for which accruals have not been established.

Eaton Vance Management, et al. v. Wilmington Savings Fund Society, FSB, as Administrative Agent and Collateral Agent, et al., Index No. 654397/2017, (Sup. Ct. N.Y. C’ty.).

On June 22, 2017, Eaton Vance Management and certain affiliated funds as well as Highland Capital Management and certain affiliated funds (collectively, the “Plaintiffs”), filed a complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS, seeking, among other things, declarations that the July 13, 2017 Amendment to the Term Loan Facility was ineffective absent unanimous consent of all lenders under the facility, that certain of the Company’s actions with respect to certain of its intellectual property assets were taken in violation of the terms of the Term Loan Facility, and that those actions also constituted fraudulent conveyances.

On August 7, 2017, WSFS and the Company filed separate motions to dismiss certain of Plaintiffs’ claims for failure to state a claim and lack of standing, among other reasons. On September 7, 2017, Plaintiffs filed an amended complaint in the New York State Supreme Court, Commercial Division, against the Company and WSFS. The amended complaint continued to assert claims for breach of the terms of the Term Loan Facility, and for fraudulent conveyance and added an additional claim for fraudulent inducement against the Company.

In response to the amended complaint, WSFS and the Company withdrew their prior motions to dismiss and, on October 20, 2017, filed renewed motions seeking dismissal in whole or part. Among other things, the Company sought dismissal of the amended complaint for failure to state a claim, lack of standing, and because its fraud claims are duplicative of Plaintiffs’ claims under the documents governing the Term Loan Facility. Plaintiffs filed an omnibus brief on December 1, 2017 opposing the motions to dismiss. The Company and WSFS each filed reply briefs on December 22, 2017 reiterating that the majority of Plaintiffs’ claims should be dismissed as a matter of law.

Oral argument on the motions to dismiss occurred on March 8, 2018. On April 25, 2018, the judge issued a Memorandum Decision and Order, which granted the Company’s partial motion to dismiss in its entirety and dismissed as a matter of law the majority of Plaintiffs’ claims with prejudice. Plaintiffs’ sole remaining claim is for breach of contract based on the theory that the July 13, 2017 Amendment to the Term Loan Facility required unanimous consent of all lenders under the facility.

On October 25, 2018, Highland Capital Management and certain affiliated funds were dismissed from the action with prejudice.

On November 21, 2018, the remaining Plaintiffs filed a limited appeal of the judge’s April 25, 2018 Memorandum Decision and Order with the First Department of the New York Appellate Division in an attempt

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

to resuscitate their fraudulent conveyance claim. The Company filed an opposition brief on February 14, 2019 arguing that the trial court properly dismissed the fraudulent conveyance claim. On March 8, 2019, the remaining plaintiffs filed a reply brief in support of their appeal. Oral argument on the appeal occurred on April 2, 2019. On April 25, 2019, the First Department unanimously affirmed the trial court’s decision to dismiss the fraudulent conveyance claim with prejudice.

Discovery in the action is ongoing. The Company believes that the remaining claim is wholly without merit, and intends to vigorously oppose the claim.

15. Employee Benefit Plan

The Company has a 401(K) Savings Plan pursuant to Section 401 of the Internal Revenue Code whereby all eligible associates may contribute up to 25% of their annual base salaries subject to certain limitations. The Company’s contribution is based on a percentage formula set forth in the plan agreement. Company contributions to the 401(K) Savings Plan were $5,061 in fiscal 2018, $5,228 in fiscal 2017, and $5,730 in fiscal 2016.

16. Income Taxes

Overview

A summary of the components of the benefit for income taxes is as follows:

(Dollars in millions)	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Current:
Federal	$1.2	$(0.1)	$(3.5)
State and local	(0.9)	3.4	2.5
Foreign	—	—	(0.2)

	0.3	3.3	(1.2)

Deferred:
Federal	(0.7)	(133.1)	(10.5)
State and local	—	(3.3)	5.4
Foreign	—	—	—

	(0.7)	(136.4)	(5.1)

Benefit for income taxes recorded on the consolidated statement of operations	(0.4)	(133.1)	(6.3)

Income taxes charged (credited) to shareholders’ deficit:
Deferred income taxes (benefit) arising from the change in financial instrument liability credited to other comprehensive income	(0.7)	6.7	4.4

Total benefit for income taxes	$(1.1)	$(126.4)	$(1.9)

Tax reform

The U. S. Tax Cuts and Jobs Act (the “Act” or “Tax Reform”) was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Among its many provisions, the Act (i) reduced the U.S. statutory corporate income tax rate from 35% to 21%; (ii) changed rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017; (iii) permits bonus depreciation which allows for full expensing of qualified property; (iv) creates a new limitation on deductible

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

interest expense to 30% of tax adjusted EBITDA through 2021 and then 30% of tax adjusted EBIT thereafter; (v) imposed a mandatory one-time transition tax on undistributed foreign earnings accrued as of December 31, 2017 and (vi) created additional changes to the U.S. taxation of foreign affiliates including the imposition of a minimum tax on global intangible low taxed income (“GILTI”) and other base erosion anti-abuse provisions.

In response to the Act, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to provide guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying ASC Topic 740, Income Taxes in the reporting period in which the TCJA was enacted. Additionally, SAB 118 allowed for a measurement period to finalize the impacts of the TCJA not to extend beyond one year from the date of enactment. For the year ended December 31, 2017, the Company recorded a provisional tax expense of $1.4 million related to the federal taxation of undistributed earnings. In addition, the Company reversed its liability for unrecognized tax benefits associated with undistributed earnings and recognized a benefit of $1.4 million. During fiscal 2018, the Company finalized the accounting for the tax effects of the Act. The Company has also made a policy election to account for income taxes for GILTI as a period cost when incurred.

Reconciliation of rates

A reconciliation between the effective tax and the U.S. federal statutory income tax rate is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Federal income tax rate	21.0%	33.7%	35.0%
Valuation allowances	(45.1)	(16.7)	(34.8)
Uncertain tax positions	(0.6)	(0.2)	(2.9)
Change in tax rate	—	(3.4)	—
Troubled debt restructuring	—	39.5	—
Income tax credits	6.3	0.6	1.5
Foreign rate differential	9.2	2.4	7.8
State and local income taxes, net of federal benefit	8.5	9.5	0.3
Other	1.3	(0.4)	1.3

Effective tax rate	0.6%	65.0%	8.2%

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Deferred taxes

A summary of the tax effect of temporary differences which give rise to deferred tax assets and liabilities is as follows:

(Dollars in millions)	February 2, 2019	February 3, 2018
Deferred tax assets:
Debt restructuring	$39.7	$52.0
Interest expense limitation	34.6	—
Foreign net operating losses	23.8	18.2
Rent	17.6	28.5
Customer liabilities	11.7	9.3
Transaction costs	9.0	11.7
Share-based payments	8.3	8.3
Charitable contribution carryforward	6.9	6.6
Federal net operating losses	6.8	1.6
State net operating losses	5.8	4.3
Addback and capitalization	5.7	—
Tax credit carryforward	4.4	2.4
Sales returns	3.6	2.8
State taxes and interest	3.6	3.8
Financial instruments	1.2	1.0
Accrued bonus	0.7	7.0
Other	1.3	(0.2)

	184.7	157.3
Less: Valuation allowance	(104.5)	(73.8)

Deferred tax assets, net of valuation allowance	80.2	83.5

Deferred tax liabilities:
Intangible assets	(79.5)	(80.6)
Property and equipment	(10.4)	(11.8)
Prepaid catalog and other prepaid expenses	(9.2)	(10.0)

Deferred tax liabilities	(99.1)	(102.4)

Net deferred income tax liability	$(18.9)	$(18.9)

Valuation allowance

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets. The ultimate realization of a deferred tax asset is dependent on the Company to generate sufficient taxable income in order to utilize such deferred tax assets. The recognition of a valuation allowance for deferred taxes requires management to make estimates and judgements about the Company’s profitability, which is inherently uncertain. In making such assessment, the Company considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on a weighing process of available evidence, whether it is more-likely-than-not that its deferred tax assets will not be realized. The Company considered the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operating results in its assessment.

In that weighing process, the Company assigns significant weight to the negative evidence of its cumulative losses in recent years. As a result, in fiscal 2018 the Company determined that the negative evidence outweighed the positive evidence, and recorded a full valuation allowance against its net deferred tax assets. The

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Company recorded a non-cash charge to income tax expense of $30.7 million related to the recognition of additional valuation allowance in connection with the Company’s pre-tax loss in fiscal 2018 for which no income tax benefit has been provided. This accounting treatment has no effect on the Company’s ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at the end of each reporting period and the valuation allowance will be adjusted accordingly.

Uncertain tax positions

As of February 2, 2019, the Company has $23.6 million in liabilities associated with uncertain tax positions (including interest and penalties of $4.1 million) reflected in other liabilities. The amount, if recognized, that would affect the effective tax rate is $17.1 million. While the Company expects the amount of unrecognized tax benefits to change in the next 12 months, the change is not expected to have a significant effect on the estimated effective annual tax rate, financial position, results of operations or cash flows. However, the outcome of tax matters is uncertain and unforeseen results can occur.

A rollforward of unrecognized tax benefits is as follows:

(Dollars in millions)	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018
Balance at beginning of period	$23.9	$25.1
Additions for tax positions taken during current year	1.8	4.1
Additions for tax positions taken during prior years	0.6	0.4
Reductions for tax positions taken during prior years	(0.2)	(1.4)
Settlements	(0.4)	(0.4)
Expirations of statutes of limitations	(3.0)	(3.9)

Balance at end of period	$22.7	$23.9

The federal tax returns for the periods ended January 2013 through January 2016 are currently under examination. Various state and local jurisdiction tax authorities are in the process of examining income tax returns for certain tax years ranging from 2014 to 2016. The results of these audits are not expected to have a significant effect on the results of operations or financial position.

As of February 2, 2019, the Company has U.S. federal net operating loss carryforwards of $32.5 million. The U.S. net operating losses may be carried forward indefinitely but are only available to offset 80% of future taxable income. In addition, the Company has deferred interest deductions of $123.6 million. The deferred interest deductions may be carried forward indefinitely but are only available to offset 30% of future adjusted taxable income. The Company has state and local net operating loss carryovers, net of unrecognized tax benefits, of approximately $45.7 million. These carryovers are available to offset future taxable income for state and local tax purposes and expire primarily in November 2031.

17. Workforce Reductions

The Company executed various strategic changes including the eliminations of: (i) approximately 600 full-time store positions and (ii) approximately 150 full-time and 100 open positions, primarily from its corporate headquarters, in the first quarter of fiscal 2018 and in fiscal 2017. The Company closed 35 stores in fiscal 2018 and 51 stores in fiscal 2017.

On November 17, 2018, the Company announced that a mutual agreement was reached by the Board of Directors of the Company and its former Chief Executive Officer, who stepped down as Chief Executive Officer and director of the Company. The related severance costs are included in the rollforward below.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

A rollforward of the reserve for severance and related costs is as follows:

Severance & Related Costs
Balance at January 28, 2017	$—
Provisions charged to expense	12,242
Reversals(1)	(411)
Payments	(8,288)

Balance at February 3, 2018	$3,543
Provisions charged to expense	12,816
Reversals(1)	(1,025)
Payments	(7,369)

Balance at February 2, 2019	$7,965

(1)	Due primarily to associates obtaining employment subsequent to termination and therefore are no longer eligible to receive severance payments.

The Company expects the unpaid severance at February 2, 2019 to be paid through the second quarter of fiscal 2020.

18. Corporate Headquarters Relocation

On May 10, 2018, the Company entered into a lease amendment and surrender agreement (the “Surrender Agreement”) with Vornado Office Management, LLC (“Vornado”). The terms of the Surrender Agreement provide for, among other things, the early termination and surrender of the space currently occupied by the Company at 770 Broadway in New York City. In exchange for the surrender, Vornado agreed to pay the Company a termination payment of $35 million. The Company fully vacated its former corporate headquarters in June 2019, and expects to collect the termination payment in installments. The Company recognized the benefit of $35 million, as a reduction of selling, general and administrative expense, over the period starting May 10, 2018 until June 30, 2019.

Additionally, concurrent with the entry into the Surrender Agreement, the Company entered into a sublease of new corporate office space at 225 Liberty Street in New York City. The sublease provides for, among other things, a 16-year occupancy of 325,000 square feet of office space in lower Manhattan with aggregate base rent of $277 million, net of free rent. The Company completed its relocation to the new corporate office space in June 2019. The Company reinvested a significant portion of the termination payment of $35 million into the new corporate office space.

19. Related Party Transactions

Intellectual property license agreement

In December 2016, J.Crew International, Inc. (“JCI”) transferred an undivided 72.04% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, and entered into a related intellectual property license agreement with IPCo. In July 2017, JCI transferred the remaining undivided 27.96% ownership interest in the U.S. intellectual property rights of the J.Crew brand to IPCo, which, together with the initial intellectual property contributed in December 2016, represent 100% of the U.S. intellectual property rights of the J.Crew brand, entered into a license agreement amending and restating the December 2016 license agreement with IPCo and entered into an additional intellectual property license agreement with IPCo (collectively, the “IP License Agreements”).

Under the IP License Agreements, J.Crew Operating Corp, (“OpCo”), a direct wholly-owned subsidiary of the Company, pays a fixed license fee of $59 million per annum to IPCo, which owns the U.S. intellectual

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

property rights of the J.Crew brand. The license fees are payable on March 1 and September 1 of each fiscal year. These royalty payments have no impact on the Company’s consolidated results of operations and are not subject to the covenants under the Company’s credit facilities or the PIK Notes.

The proceeds from the license fees to IPCo are used by IPCo and J.Crew Brand, LLC, wholly-owned subsidiaries of the Company (collectively, “J.Crew BrandCo”), to meet debt service requirements on the Notes. Any license fees in excess of the debt service requirements are loaned back to OpCo on a subordinated basis. As of February 2, 2019, J.Crew BrandCo had total assets of $403.1 million, consisting of intangible assets of $250.2 million, receivable due from OpCo of $128.0 million, license fee receivable of $24.6 million and cash and cash equivalents of $0.3 million, and total liabilities of $358.1 million related to the Notes. For the year ended February 2, 2019, IPCo earned royalty revenue of $59.0 million. The Notes are guaranteed by the intangible assets of J.Crew BrandCo.

Due to Sponsors

As part of the debt refinancing, the Sponsors purchased $30.0 million principal amount of new term loans under the Term Loan Facility. As of February 2, 2019, the principal amount outstanding was $31.4 million. For more information on the New Term Loan Borrowings, see note 11.

20. Recent Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. Upon adoption of the new standard in the first quarter of fiscal 2019, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $533.5 million and ROU liabilities of $624.6 million. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, the Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

In August 2018, a pronouncement was issued that modifies the disclosure requirements on fair value measurements. The pronouncement is effective for annual and interim periods in fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the new pronouncement on its consolidated financial statements.

21. Subsequent Event

The Company has evaluated subsequent events from the balance sheet date through July 18, 2019, the date at which the financial statements were available to be issued.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to Other Accounts	Deductions(a)	Ending Balance
	(in thousands)
Inventory reserve
(deducted from merchandise inventories, net)
Year ended February 2, 2019	$6,265	$42,459	$—	$—	$48,724
Year ended February 3, 2018	9,218	—	—	2,953	6,265
Year ended January 28, 2017	8,322	896	—	—	9,218

Allowance for sales returns
(included in other current liabilities)
Year ended February 2, 2019	$23,946	$13,547	$—	$—	$37,493
Year ended February 3, 2018	21,968	1,978	—	—	23,946
Year ended January 28, 2017	22,423	—	—	455	21,968

(a)

The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (increased or decreased) based on the quarterly evaluation. During each period, inventory write-downs and sales returns are charged to the statement of operations as incurred.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors

Madewell:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Madewell (a business of J.Crew Group, Inc.) (the Company) as of February 2, 2019 and February 3, 2018, the related combined statements of income, changes in stockholder’s equity, and cash flows for each of the years in the three-year period ended February 2, 2019 and the related notes and financial statement schedule II—Valuation and Qualifying Accounts (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended February 2, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2019.

New York, New York

July 18, 2019

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL

Combined Balance Sheets

(in thousands, except share data)

	February 2, 2019	February 3, 2018
ASSETS
Current assets:
Cash and cash equivalents	$4,133	$3,033
Accounts receivable, net	24,422	17,214
Merchandise inventories, net	100,919	48,981
Prepaid expenses and other current assets	12,795	7,719

Total current assets	142,269	76,947

Property and equipment, net	54,050	56,531
Intangible assets, net	49,942	55,720
Goodwill	107,900	107,900
Other assets	93	36

Total assets	$354,254	$297,134

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$76,504	$38,456
Due to Parent	56,584	109,492
Other current liabilities	35,742	23,987

Total current liabilities	168,830	171,935

Lease-related deferred credits, net	29,971	28,432
Deferred income taxes, net	8,980	10,714

Total liabilities	207,781	211,081

Stockholder’s equity:
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Retained earnings	146,473	86,053

Total stockholder’s equity	146,473	86,053

Total liabilities and stockholder’s equity	$354,254	$297,134

The accompanying notes are an integral part of these combined financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL

Combined Statements of Income

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
Revenues	$613,666	$463,512	$364,456
Cost of goods sold, including buying and occupancy costs	316,588	233,458	208,358

Gross profit	297,078	230,054	156,098
Selling, general and administrative expenses	215,361	167,015	136,783

Income before income taxes	81,717	63,039	19,315
Provision for income taxes	21,297	18,526	7,599

Net income	$60,420	$44,513	$11,716

(a)	Consists of 53 weeks.

The accompanying notes are an integral part of these combined financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL

Combined Statements of Changes in Stockholder’s Equity

(in thousands, except shares)

	Common stock		Retained earnings	Total stockholder’s equity
	Shares	Amount
Balance at January 30, 2016	1,000	$—	$29,824	$29,824
Net income	—	—	11,716	11,716

Balance at January 28, 2017	1,000	—	41,540	41,540
Net income	—	—	44,513	44,513

Balance at February 3, 2018	1,000	—	86,053	86,053
Net income	—	—	60,420	60,420

Balance at February 2, 2019	1,000	$—	$146,473	$146,473

The accompanying notes are an integral part of these combined financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL

Combined Statements of Cash Flows

(in thousands)

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$60,420	$44,513	$11,716
Adjustments to reconcile to cash flows from operating activities:
Depreciation of property and equipment	12,596	13,213	11,933
Amortization of intangible assets	5,778	5,885	5,893
Deferred income taxes	(1,734)	7,289	5,961
Changes in operating assets and liabilities:
Accounts receivable, net	(7,208)	(6,450)	(7,660)
Merchandise inventories, net	(51,938)	(11,403)	(2,177)
Prepaid expenses and other current assets	(5,076)	(2,394)	2,156
Other assets	(57)	9	14
Accounts payable and other liabilities	51,342	17,768	13,548

Net cash provided by operating activities	64,123	68,430	41,384

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by (used in) investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in Due to Parent	(63,023)	(67,872)	(41,179)

Net cash used in financing activities	(63,023)	(67,872)	(41,179)

Increase in cash and cash equivalents	1,100	558	205
Beginning balance	3,033	2,475	2,270

Ending balance	$4,133	$3,033	$2,475

Supplemental cash flow information:

Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

Capital expenditures funded by Parent	$(10,115)	$(7,856)	$(21,930)

The accompanying notes are an integral part of these combined financial statements.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

MADEWELL

NOTES TO COMBINED FINANCIAL STATEMENTS

For the Years Ended February 2, 2019, February 3, 2018 and January 28, 2017

(Dollars in thousands, unless otherwise indicated)

1. Nature of Business and Summary of Significant Accounting Policies

(a) Basis of Presentation

Madewell (the “Company”) is a business of J.Crew Group, Inc., (“Group”) which is an indirect, wholly owned subsidiary of Chinos Holdings, Inc. (“Chinos Holdings” or “Parent”), which is owned by TPG Capital, L.P. (“TPG”), Leonard Green & Partners, L.P. (“LGP”), investors and members of management.

The combined financial statements of Madewell have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The financial position of Madewell as of February 2, 2019 and February 3, 2018, and the results of its operations and its cash flows for each of the years in a three-year period ended February 2, 2019 have been derived from the consolidated financial statements of Chinos Holdings. Additionally, the combined financial statements include allocations for corporate overhead and shared service costs that support the brands of Parent. Allocations of costs from Parent and a centralized cash management function of Parent give rise to intercompany amounts due to and from Parent. These intercompany amounts are included in Due to Parent in the combined balance sheets.

The combined statements of income include allocations for costs related to finance, information technology, human resources, corporate occupancy, legal, production and sourcing, design, supply chain, store and e-commerce operations, executive leadership, marketing, loss prevention, real estate and construction. Costs are included if they are specifically identifiable to Madewell, or are allocated using a systematic and rational allocation method, most commonly using percent of revenues or percent of employee headcount. The combined statements of income do not include an allocation of interest expense on the debt of Chinos Holdings. While the combined financial statements include these allocations, they are not intended to reflect the results of operations or cash flows of Madewell as if the Company were an independent standalone company.

The combined balance sheets include all of the assets and liabilities that are specifically identifiable to the Company or directly attributable to the carved-out company and its operations. All cash generated by the Company is not included on the combined balance sheets as cash is swept into the consolidated bank accounts of Parent pursuant to its centralized cash management function. Obligations resulting from liabilities of the Company are paid with cash of Chinos Holdings. The intercompany effect of these cash transactions is reflected in Due to Parent. The combined balance sheets do not reflect allocations of long-term debt of Parent. The combined balance sheets are not intended to reflect the financial condition of Madewell as if the Company were an independent standalone company.

For more information on allocation of costs, see note 2.

(b) Business

Madewell is a brand offering a full product assortment rooted in premium denim and everything you wear with jeans—tees, sweaters, sneakers, leather jackets, totes, tops and more. Madewell also offers lifestyle products including dresses, swimwear, beauty, gifts, jewelry and sunglasses.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its revenues generally to be lower in the first and second quarters than in the third and fourth quarters (which includes the holiday season) of each fiscal year.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2018, 2017, and 2016 ended on February 2, 2019, February 3, 2018, and January 28, 2017, respectively. Fiscal years 2018 and 2016 each consisted of 52 weeks, and fiscal year 2017 consisted of 53 weeks.

(d) Use of Estimates in the Preparation of Financial Statements

Management is required to make estimates and assumptions about future events in preparing financial statements in conformity with US GAAP. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses at the date of the combined financial statements. While management believes that past estimates and assumptions have been materially accurate, current estimates are subject to change if different assumptions as to the outcome of future events are made. Management evaluates estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on reasonable factors. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying combined financial statements.

(e) Revenue Recognition

At the beginning of fiscal 2018, the Company early adopted a pronouncement that clarified the principles of revenue recognition and standardized a comprehensive model for recognizing revenue arising from contracts with customers. The adoption was applied to all periods presented.

Revenue is recognized at the point of sale in the stores and at the date of receipt by a customer in the e-commerce business. Prices for all merchandise are listed on the Company’s website and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return. In the wholesale business, revenue is recognized at the time ownership is transferred to a wholesale customer. The Company presents taxes collected from customers and remitted to governmental authorities on a net basis on the combined statements of income.

A liability is recognized at the time a gift card is sold, and revenue is recognized at the time the gift card is redeemed for merchandise.

The Company makes estimates of future sales returns related to current period sales. On the combined balance sheet, the Company records an asset in other current assets for the inventory expected to be returned and a liability in other current liabilities for the sales expected to be refunded. On the combined statement of operations, the Company presents the change in the liability in total revenues and the change in the asset in cost of goods sold.

Amounts billed to customers for shipping and handling fees are recorded in DTC revenues. Other revenues reflect income from unredeemed gift cards, estimated based on company-specific historical trends, which amounted to $1,197 in fiscal 2018, $1,117 in fiscal 2017, and $880 in fiscal 2016.

(f) Merchandise Inventories, net

Merchandise inventories, net are stated at the lower of average cost or net realizable value. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

At the end of fiscal 2018, the Company owned excess merchandise inventories. As a result, the Company recorded a charge of $7.7 million for expected losses on the disposition of those inventories.

(g) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $40,629 in fiscal 2018, $17,320 in fiscal 2017, and $14,031 in fiscal 2016.

(h) Lease-Related Deferred Credits

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of rent holidays, step rent provisions and escalation clauses. Differences between rental expense, which is recognized from the date of possession, and actual rental payments are recorded as deferred rent and included in deferred credits.

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $17,953 and $16,598 at February 2, 2019 and February 3, 2018, respectively.

(i) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives using the straight-line method. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements are depreciated over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

The Company capitalizes certain costs (included in fixtures and equipment) related to the acquisition and development of software and amortizes these costs using the straight-line method over the estimated useful life of the software, which is three to five years. Certain development costs not meeting the criteria for capitalization are expensed as incurred.

(j) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts.

(k) Income Taxes

The combined financial statements included a provision for income taxes as if Madewell operated as an independent standalone company, using an asset and liability method. Deferred tax assets and deferred tax liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using current enacted tax rates in effect in the years in which those temporary differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in the valuation allowances are included in the Company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

With respect to uncertain tax positions taken or expected to be taken on a tax return, the Company recognizes in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized from uncertain positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon effective settlement.

(l) Segment Information

The Company has one reportable segment. The Company’s identifiable assets are located primarily in the United States. Export sales are not material.

(m) Cash and Cash Equivalents

Cash and cash equivalents include cash balances and cash equivalents with maturities of three months or less. Cash equivalents also include amounts due from third-party credit card processors for the settlement of bank card transactions, which are typically collected within three business days.

(n) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, freight, design, buying and production costs, occupancy costs related to store operations, allocations from Parent and all shipping and handling and delivery costs.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily administrative payroll, store expenses other than occupancy costs, depreciation and amortization, allocations from Parent and credit card fees.

For more information on allocations from Parent, see note 2.

(o) Goodwill and Intangible Assets

Indefinite-lived intangible assets, such as goodwill, are not subject to amortization. The Company assesses the recoverability of goodwill whenever there are indicators of impairment, or at least annually in the fourth quarter. If the recorded carrying value of an intangible asset exceeds its estimated fair value, the Company records a charge to write the intangible asset down to its fair value.

Definite-lived intangibles, such as the Madewell trade name and favorable lease commitments, are amortized on a straight-line basis over their useful life or remaining lease term. See note 6 for more information regarding goodwill and intangible assets of the Company.

The Company assesses the recoverability of goodwill. In this assessment, the Company first compares the estimated enterprise fair value to its recorded carrying value. The Company estimates the enterprise fair value based on a combination of an income approach, specifically the discounted cash flow, a market approach, and a transaction approach. If the recorded carrying value exceeds its estimated enterprise fair value in the first step, a second step is performed in which the Company allocates the enterprise fair value to the fair value of net assets. The second step of the impairment testing process requires, among other things, estimates of fair values of substantially all of the Company’s tangible and intangible assets. Any enterprise fair value in excess of amounts allocated to such net assets represents the implied fair value of goodwill. If the recorded goodwill amount exceeds the implied fair value of goodwill, an impairment charge is recorded to write goodwill down to its fair value.

(p) Litigation

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management does not expect that the results of any of these legal proceedings, either individually or in

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

the aggregate, would have a material effect on the Company’s financial position, results of operations or cash flows.

(q) Fair Value Measurements

The Company uses a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The carrying amounts reported in the combined balance sheets for cash and cash equivalents, accounts receivable, accounts payable and other current liabilities approximate fair value because of their short-term nature.

2. Allocated Costs

The combined statements of income include allocations from Parent for direct and indirect costs attributable to the operations of Madewell. Methods used to quantify these costs include specific identification or systematic and rational allocation methods when specific identification was not practicable. Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Madewell.

Other revenues reflect an allocation for estimated gift card breakage of $1,197 in fiscal 2018, $1,117 in fiscal 2017 and $880 in fiscal 2016.

Cost of Goods Sold includes an allocation for income from inventory purchase discounts and postage discounts of $9,527 in fiscal 2018, $4,325 in fiscal 2017 and $994 in fiscal 2016.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

A summary of the allocated expenses included in Selling, General and Administrative Expenses is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018	January 28, 2017
Information technology	$20,306	$17,865	$16,036
Supply chain	13,220	6,138	5,269
Bonus	4,255	5,933	3,532
Finance	4,143	3,146	2,495
Executive leadership	3,815	2,512	1,681
Store and e-commerce operations	3,443	1,778	1,830
Human resources	2,658	2,150	1,573
Production and sourcing	2,281	1,248	979
Severance	2,046	1,284	145
Legal	1,629	1,223	817
Corporate occupancy	1,278	1,810	1,886
Other	3,079	1,992	1,710

	$62,153	$47,079	$37,953

The income tax provision in the combined statements of income has been calculated as if the Company filed a separate tax return.

All balances and transactions between Madewell and the Parent (including the Parent’s subsidiaries) are shown in the combined balance sheets for all periods presented.

A summary of the amounts due to/(from) Parent is as follows:

	February 2, 2019	February 3, 2018
Due to Parent for overhead allocations	$147,185	$85,032
Due from Parent for gross margin allocations	(18,040)	(7,316)
Due to Parent for taxes	36,288	13,257
Due to/(from) Parent for cash sweeps	(108,849)	18,519

Total Due to Parent	$56,584	$109,492

3. Revenue Recognition

The Company generates revenue from three sources: (i) customers who shop in its brick-and-mortar stores, (ii) customers who shop on its website and (iii) wholesale customers who buy and resell its merchandise. The Company recognizes revenue at (i) the point-of-sale in brick-and-mortar stores, (ii) an estimated date of receipt by a customer in the e-commerce business and (iii) the time ownership is transferred in the wholesale business.

A summary of disaggregated revenue is as follows:

	For the Year Ended
	February 2, 2019	February 3, 2018(a)	January 28, 2017
DTC(b)	$533,853	$422,792	$343,602
Wholesale	78,616	39,603	19,974
Other	1,197	1,117	880

Total revenues	$613,666	$463,512	$364,456

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

(a)	Consists of 53 weeks.
(b)	DTC revenues include net sales generated from customers who shop in the Company’s stores and customers who shop on its website, including shipping and handling income.

Accounts Receivable from the Company’s Wholesale Customers

A summary of accounts receivable with respect to the Company’s wholesale customers is as follows:

	February 2, 2019	February 3, 2018
Accounts receivable	$24,501	$17,494
Less allowance for doubtful accounts	(79)	(280)

Accounts receivable, net	$24,422	$17,214

Concentration of Risk

The Company generates a substantial portion of its wholesale revenues from a relationship with one customer. In fiscal 2018, wholesale revenues related to Nordstrom represented 12% of total revenues. As of February 2, 2019 and February 3, 2018, substantially all of the Company’s accounts receivable related to this relationship.

Contract Liabilities

The Company recognizes a contract liability when it has received consideration from a customer and has a future performance obligation to transfer merchandise to the customer. The Company’s contract liabilities are unredeemed gift cards.

With respect to unredeemed gift cards, the Company is obligated to transfer merchandise in the future when a holder uses a gift card to make a purchase. The contract liability for gift cards is increased when customers purchase cards, and decreased when (i) a customer redeems the card or (ii) the Company estimates the gift card will go unredeemed (referred to as “breakage”). All of the Company’s gift cards do not have an expiration date, and are classified as a current liability.

A rollforward of the liabilities for gift cards is as follows:

	Unredeemed Gift Cards
	For the Year Ended
	February 2, 2019	February 3, 2018
Balance at beginning of period	$4,528	$3,109
Issuance of cards	24,352	16,997
Redemption of cards	(20,807)	(14,461)
Recognition of estimated breakage	(1,197)	(1,117)

Balance at end of period	$6,876	$4,528

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

4. Other Current Assets

A summary of other current assets is as follows:

	February 2, 2019	February 3, 2018
Prepaid occupancy	$4,167	$3,871
Right of return asset	3,000	1,368
Uncollected landlord contributions	2,128	44
Other, primarily prepaid operating expenses	3,500	2,436

	$12,795	$7,719

5. Property and Equipment

A summary of property and equipment, net is as follows:

	February 2, 2019	February 3, 2018
Leasehold improvements	$79,569	$79,476
Fixtures and equipment	18,610	20,259
Construction in progress	2,510	159

	100,689	99,894
Less accumulated depreciation and amortization	(46,639)	(43,363)

	$54,050	$56,531

6. Goodwill and Intangible Assets

A summary of the components of goodwill and intangible assets, net is as follows:

	Favorable Lease Commitments	Madewell Trade Name	Goodwill
Balance at January 28, 2017	$3,863	$57,742	$107,900
Amortization expense	(1,785)	(4,100)	—

Balance at February 3, 2018	$2,078	$53,642	$107,900
Amortization expense	(1,678)	(4,100)	—

Balance at February 2, 2019	$400	$49,542	$107,900

Total accumulated amortization at February 2, 2019	$(14,370)	$(32,458)	$—

Estimated amortization expense of intangible assets for the next five fiscal years is $4 million per annum.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

7. Other Current Liabilities

A summary of other current liabilities is as follows:

	February 2, 2019	February 3, 2018
Reserve for sales returns	$7,572	$3,753
Unredeemed gift cards	6,876	4,528
Accrued direct marketing costs	4,564	4,204
Accrued compensation	4,392	3,910
Deferred revenue	3,093	1,691
Taxes, other than income taxes	1,541	1,490
Other, primarily accrued operating expenses	7,704	4,411

	$35,742	$23,987

8. Commitments and Contingencies

Operating Leases

As of February 2, 2019, the Company was obligated under various long-term operating leases, which require minimum annual rent for retail stores, office space and equipment.

These operating leases expire on varying dates through 2029. A summary of aggregate minimum rent at February 2, 2019 is as follows:

Fiscal year	Amount
2019	$34,239
2020	$32,038
2021	$31,508
2022	$29,412
2023	$23,170
Thereafter	$48,768

Certain of these leases include renewal options and escalation clauses and provide for contingent rent based upon sales and require the Company to pay taxes, insurance and other occupancy costs.

Rent expense was $35,216 in fiscal 2018, $32,824 in fiscal 2017, and $29,590 in fiscal 2016 (including contingent rent, based on store sales, of $2,204, $1,745, and $993, respectively).

9. Income Taxes

The income tax provision in the combined statements of income has been calculated as if the Company filed a separate tax return.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

A summary of the components of the provision for income taxes is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Current:
Federal	$17,282	$7,564	$754
State and local	5,749	3,673	884

	23,031	11,237	1,638
Deferred:
Federal	(1,399)	6,786	5,695
State and local	(335)	503	266

	(1,734)	7,289	5,961

Total income taxes	$21,297	$18,526	$7,599

Reconciliation of rates

A reconciliation between the effective tax and the U.S. federal statutory income tax rate is as follows:

	For the Year Ended February 2, 2019	For the Year Ended February 3, 2018	For the Year Ended January 28, 2017
Federal income tax rate	21.0%	33.7%	35.0%
State and local income taxes, net of federal benefit	5.1	4.2	4.1
Change in tax rate pursuant to tax reform	—	(8.6)	—
Other	—	0.1	0.2

Effective tax rate	26.1%	29.4%	39.3%

Deferred taxes

A summary of the tax effect of temporary differences which give rise to deferred tax assets and liabilities is as follows:

	February 2, 2019	February 3, 2018
Deferred tax assets:
Rent	$3,076	$2,580
Customer liabilities	1,904	1,280
Sales returns	1,200	993
Accrued bonus	—	766
Other	20	74

Deferred tax assets	6,200	5,693

Deferred tax liabilities:
Intangible assets	(13,115)	(14,189)
Property and equipment	(125)	(708)
Prepaid catalog and other prepaid expenses	(1,940)	(1,510)

Deferred tax liabilities	(15,180)	(16,407)

Net deferred income tax liability	$(8,980)	$(10,714)

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Valuation allowance

The Company regularly assesses the need for a valuation allowance related to its deferred tax assets and has determined that a valuation allowance is not needed.

Net operating losses

As of January 28, 2017 and January 30, 2016, the Company had federal net operating losses carryforwards of $45.1 million and $83.3 million, respectively. These losses were utilized to offset federal taxable income for the years ended February 3, 2018 and January 28, 2017. As of February 3, 2018 there were no remaining federal net operating loss carryforwards.

As of January 28, 2017 and January 30, 2016, the Company had state and local net operating loss carryovers of $12.0 million and $31.5 million, respectively. These losses were utilized to offset state and local taxable income for the years ended February 3, 2018 and January 28, 2017. As of February 3, 2018 there were no remaining state and local net operating loss carryforwards.

10. Related Party Transaction

While the Company is not an obligor under any credit agreements, Madewell (together with other subsidiaries of Group) is a named guarantor and has assets pledged as collateral under certain credit agreements of Group, including an ABL Facility and Term Loan Facility. A summary of the key terms of those credit agreements is as follows:

Group has an ABL Facility, which is governed by an asset-based credit agreement with Bank of America, N.A., as administrative agent, and the other agents and lenders party thereto, that provides for a $375 million senior secured asset-based revolving line of credit (which may be increased by up to $75 million in certain circumstances), subject to a borrowing base limitation. Group cannot borrow in excess of $375 million under the ABL Facility without the consent of holders of at least a majority of the loans outstanding under the Term Loan Facility. The ABL Facility includes borrowing capacity in the form of letters of credit up to $200 million, and up to $25 million in U.S. dollars for loans on same-day notice, referred to as swingline loans, and is available in U.S. dollars, Canadian dollars and Euros. Any amounts outstanding under the ABL Facility are due and payable in full on the maturity date, which is November 17, 2021. The borrowings outstanding under the ABL Facility were $70.8 million at February 2, 2019. There were no outstanding borrowings at February 3, 2018.

Group has a Term Loan Facility that bears interest at a rate per annum equal to an applicable margin plus, at Group’s option, either (a) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs (subject to a floor) or (b) a base rate determined by reference to the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds effective rate plus 0.50% and (3) a LIBOR determined by reference to the costs of funds for U.S. dollar deposits for an interest period of one month, plus 1.00%. Certain borrowings of $30 million under the Term Loan Facility bear interest at 9% per annum payable in cash plus 3% per annum payable in kind. Group is required to make principal repayments equal to 0.25% of the original principal amount of the Term Loan Facility, or $3.9 million, on the last business day of January, April, July, and October. Group is also required (i) to repay the term loan based on an annual calculation of excess cash flow, as defined in the agreement, (ii) in the second quarter of fiscal 2019, to make a principal repayment of $11.9 million which is equal to 1.00% of the aggregate principal amount outstanding on July 13, 2017 and (iii) beginning on July 31, 2019, on the last business day of January, April, July and October, to make additional principal repayments of $1.5 million equal to 0.125% of the aggregate principal amount of Amended Loans outstanding on July 13, 2017. The maturity date of the Term Loan Facility is March 5, 2021. The amount outstanding under the Term Loan Facility was $1,373.6 million and $1,388.3 million at February 2, 2019 and February 3, 2018, respectively.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

11. Recent Accounting Pronouncements

In February 2016 and July 2018, pronouncements were issued with respect to the accounting for leases. Effective for fiscal years beginning after December 15, 2018, the pronouncements require lessees to recognize right-of-use lease assets (“ROU assets”) and right-of-use lease liabilities (“ROU liabilities”) for leases with terms of more than one year. The ROU liabilities are measured as the present value of the lease obligations. The ROU assets reflect the amount of the ROU liabilities less lease-related deferred credits. Upon adoption of the new standard in the first quarter of fiscal 2019, the Company recorded a significant gross-up to the balance sheet, including ROU assets of $121.1 million and ROU liabilities of $148.2 million. The Company used the effective date method whereby initial application occurred on the date of adoption with comparative periods unchanged. Additionally, the Company utilized the package of practical expedients permitted by the transition guidance, which allowed for a carryforward of its identification of leases, historical lease classification and initial direct costs for existing leases. The Company elected to use hindsight in determining lease term.

12. Subsequent Event

The Company has evaluated subsequent events from the balance sheet date through July 18, 2019, the date at which the financial statements were available to be issued.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to Other Accounts	Deductions(a)	Ending Balance
		(in thousands)
Inventory reserve
(deducted from merchandise inventories, net)
Year ended February 2, 2019	$1,050	$7,650	$—	$—	$8,700
Year ended February 3, 2018	911	139	—	—	1,050
Year ended January 28, 2017	1,102	—	—	191	911

Allowance for sales returns
(included in other current liabilities)
Year ended February 2, 2019	$3,753	$3,819	$—	$—	$7,572
Year ended February 3, 2018	3,173	580	—	—	3,753
Year ended January 28, 2017	2,671	502	—	—	3,173

(a)

The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (increased or decreased) based on the quarterly evaluation. During each period, inventory write-downs and sales returns are charged to the statement of income as incurred.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

             Shares

CHINOS HOLDINGS, INC.

Common Stock

PROSPECTUS

                     , 2019

Until and including                  , 2019 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE or NASDAQ.

Amount Paid or to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE or NASDAQ Listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Madewell Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

3.2*	Form of Amended and Restated Bylaws of Madewell Group, Inc. to be in effect prior to the consummation of the offering made under this Registration Statement.

4.1*	Form of Certificate of Common Stock.

5.1*	Opinion of Weil, Gotshal & Manges, LLP.

10.1*	Form of Credit Agreement

10.2*	Form of Separation and Distribution Agreement

10.3*	Form of Transition Services Agreement

10.4*	Employment Agreement with Libby Wadle

10.5*	Form of Madewell Group, Inc. 2019 Equity Incentive Plan

10.6*	Form of Award under 2019 Equity Incentive Plan

10.7*	2011 Equity Incentive Plan of Chinos Holdings

10.8*	Form of Stock Option under 2011 Equity Incentive Plan of Chinos Holdings

10.9*	Letter Agreement, dated November 28, 2011, between J.Crew Group, Inc. and Libby Wadle.

10.10*	Letter Agreement, dated December 3, 2015, between J.Crew Group, Inc. and Michael J. Nicholson.

10.11*	Letter Agreement, dated May 31, 2017, between J.Crew Group, Inc. and James Brett.

10.12*	General Release, dated November 17, 2018, between J.Crew Group, Inc. and James Brett.

10.13*	Amendment to Letter Agreement, dated August 2, 2017, between J.Crew Group, Inc. and Michael J. Nicholson.

10.14*	Letter Agreement, dated September 14, 2017, between J.Crew Group, Inc. and Lynda Markoe.

10.15*	Letter Agreement, dated February 12, 2018, between J.Crew Group, Inc. and Adam Brotman.

10.16*	Non-disclosure, Non-solicitation, Non-competition, Work Product Ownership and Dispute Resolution Agreement, dated February 14, 2018, between J.Crew Group, Inc. and Adam Brotman.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

Exhibit No.	Description

10.17*	Letter Agreement, dated March 23, 2018, between J.Crew Group, Inc. and Vincent Zanna.

10.18*	J.Crew Group, Inc. 2017 Transformation Incentive Plan, adopted June 12, 2017.

10.19*	Form of Indemnification Agreement between Chinos Holdings, Inc., Chinos Intermediate Holdings A, Inc., Chinos Intermediate Holdings B, Inc., Chinos Intermediate Inc., J.Crew Group, Inc. and the directors thereof.

21.1*	List of subsidiaries of Madewell Group, Inc.

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Weil, Gotshal & Manges, LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

FOIA Confidential Treatment Requested by Chinos Holdings, Inc. Pursuant to 17 CFR 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on                 , 2019.

CHINOS HOLDINGS, INC.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of             ,              and             , or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on                 , 2019.

Signature	Title

Libby Wadle	President and Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

II-4